

北京控股有限公司
BEIJING ENTERPRISES HOLDINGS LIMITED

82-34642

2 May 2006



SEC MAIL PROCESSING
RECEIVED
MAY 05 2006
WASH, D.C. 152 SECTION

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.20549
U.S.A.

SUPPL

Re: Beijing Enterprises Holdings Limited – Information Furnished Pursuant to Rule 12g-3-2(b) Under the Securities Exchange Act of 1934 (File No. ~~82-5242~~)

Dear Sirs,

On behalf of Beijing Enterprises Holdings Limited, enclosed are copies of the following documents to be furnished to the Securities and Exchange Commission (the "Commission") pursuant to subparagraph (1)(iii) of Rule 12g-3-2(b) (the "Rule") under the Securities Exchange Act of 1934 (the "Exchange Act"):-

PROCESSED
MAY 09 2006 E
THOMSON FINANCIAL

	Date	Nature of Documents
1.	30 April 2006	2005 Annual Report
2.	27 April 2006	Circular – Discloseable Transaction Share Reform Plan of a Subsidiary – Beijing Yanjing Brewery Company Limited
3.	28 April 2006	Announcement – Results of the Voting at the Shareholders' Meeting of Beijing Yanjing Brewery Company Limited regarding the Revsied Share Reform Plan
4.	24 April 2006	Announcement - Delay in Despatch of Circular
5.	11 April 2006	Announcement – Discloseable Transaction Share Reform Plan of a Subsidiary – Beijing Yanjing Brewery Company Limited
6.	11 April 2006	Announcement – Results of the Year 2005
7.	31 March 2006	Announcement – Major Transaction in relation to the Disposal of the Entire Indirect Equity Interest in Beijing Wangfujing Department Store (Group) Company Limited





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Hong Kong Office Room 4301, 43/F., Central Plaza, 18 Harbour Road, Wanchai, Hong Kong. Tel: (852) 2915 2898 Fax: (852) 2857 5084
Beijing Office 17/F., Block B, Tongtai Mansion, No. 33 Jinrong Street, Fuxingmen, Xicheng District, Beijing, PRC. Postcode 100032 Tel: (8610) 8808 7800 Fax: (8610) 8808 6298-99
香港總公司 香港灣仔港灣道18號中環廣場43樓4301室 電話：(852) 2915 2898 傳真：(852) 2857 5084
北京辦事處 中國北京市西城區復興門金融街33號通泰大廈B座17層 郵政編號：100032 電話：(8610) 8808 7800 傳真：(8610) 8808 6298-99

8. 30 March 2006	Announcement – Proposed Share Reform Plan of a Subsidiary – Beijing Yanjing Brewery Company Limited
9. 27 March 2006	Overseas Regulatory Announcement - Proposed Share Reform Plan of a Subsidiary – Beijing Yanjing Brewery Company Limited
10. 23 December 2005	Resignation of Director
11. 20 December 2005	Circular - US$118,350,000 Zero Coupon Exchangeable Bonds due 2010 by Beijing Enterprises Investments Limited exchangeable into existing ordinary shares of Beijing Enterprises Holdings Limited
12. 30 November 2005	Announcement – Proposed issue of US$118,350,000 Zero Coupon Exchangeable Bonds due 2010 by Beijing Enterprises Investments Limited exchangeable into existing ordinary shares of Beijing Enterprises Holdings Limited
13. 17 October 2005	Announcement – Results of the Extraordinary General Meeting (Share Option Scheme)
14. 17 October 2005	Announcement – Results of the Extraordinary General Meeting (Disposal of Beijing Enterprises Holdings Maglev Technology Development Co., Ltd and Beijing Enterprises (Tourism) Limited)
15. 30 September 2005	Announcement – Placing of Existing Shares by the Controlling Shareholder
16. 29 September 2005	Unusual Price & Volume Movements

In accordance with subparagraphs (4) and (5) of the Rule, the information and documents furnished herewith are being furnished with the understanding that they shall not be deemed "filed" with the Commission or otherwise subject to liabilities of section 18 of the Exchange Act, and that neither this letter nor the furnishing of any such information or documents pursuant to the Rule shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

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If you have any questions in connection with this matter, please contact Mr. Thomas Tsang at (852)2105 6330.

Very truly yours,



Thomas Tsang

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this circular or as to the action to be taken, you should consult a stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in Beijing Enterprises Holdings Limited, you should at once hand this circular to the purchaser or transferee or, to the bank, stockbroker or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee.



北京控股有限公司

BEIJING ENTERPRISES HOLDINGS LIMITED

(Incorporated in Hong Kong with limited liability under the Companies Ordinance)

(website: www.behl.com.hk)

(Stock Code: 392)

DISCLOSEABLE TRANSACTION
SHARE REFORM PLAN OF A SUBSIDIARY – BEIJING YANJING BREWERY COMPANY LIMITED

27th April 2006

CONTENTS

Page

DEFINITIONS

In this circular, the following expressions have the following meaning unless the context requires otherwise:–

"Beijing Yanjing"	Beijing Yanjing Brewery Company Limited (北京燕京啤酒股份有限公司), a joint stock company established under the laws of the PRC and an indirectly-owned subsidiary of the Company, the A shares of which are listed on the SSE
"Board"	the board of Directors
"Company"	Beijing Enterprises Holdings Limited, a company incorporated in Hong Kong with limited liability, the shares of which are listed on the Stock Exchange
"Director(s)"	the director(s) of the Company
"Hong Kong"	the Hong Kong Special Administrative Region of the PRC
"Latest Practicable Date"	23rd April 2006, being the latest practicable date prior to the printing of this circular for the purpose of ascertaining certain information for inclusion in this circular
"Latest Registration Date"	28th February 2006
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange
"Non-tradable Share(s)"	the share(s) of Beijing Yanjing which cannot be traded on the SSE
"Non-tradable Shares Shareholders"	the holders of the Non-tradable Shares, being Yanjing Brewery and Yanjing Group
"Outstanding Convertible Notes"	the convertible notes of Beijing Yanjing which remained outstanding as at the Latest Registration Date
"PRC"	the People's Republic of China, excluding Hong Kong, the Macau Special Administrative Region of the PRC and Taiwan for the purpose of this announcement

"Revised Share Reform Plan"	the revised Share Reform Plan which was proposed following the discussions between the Non-tradable Shares Shareholders and the Tradable Shares Shareholders
"RMB"	Renminbi, the lawful currency of the PRC
"SFO"	the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong)
"Share Reform Plan"	the share reform plan pursuant to which the Non-tradable Shares are converted into Tradable Shares
"Share Registration Date"	19th April 2006, the share registration date to determine the identity of the Tradable Shares Shareholders who have the right to receive shares of Beijing Yanjing offered by the Non-tradable Shares Shareholders pursuant to the Revised Share Reform Plan
"Shareholder(s)"	the shareholder(s) of the Company
"SSE"	the Shenzhen Stock Exchange
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"Tradable Share(s)"	the share(s) of Beijing Yanjing which are tradable on the SSE
"Tradable Shares Shareholder(s)"	the holder(s) of the Tradable Shares
"Yanjing Brewery"	Beijing Yan Jing Brewery Company Limited (北京燕京啤酒有限公司), a PRC Sino foreign equity joint venture held as to 80% by the Company and 20% by the Yanjing Group
"Yanjing Group"	Beijing Yan Jing Beer Group Company (北京燕京啤酒集團公司), a state-owned enterprise established under the laws of the PRC
"%"	per cent.



北京控股有限公司
BEIJING ENTERPRISES HOLDINGS LIMITED

(Incorporated in Hong Kong with limited liability under the Companies Ordinance)

(website: www.behl.com.hk)

(Stock Code: 392)

Executive Directors:
Mr. Yi Xi Qun *(Chairman)*
Mr. Zhang Hong Hai *(Vice Chairman and CEO)*
Mr. Li Fu Cheng *(Vice Chairman)*
Mr. Bai Jin Rong *(Vice Chairman)*
Mr. Guo Ying Ming
Mr. Liu Kai *(Vice President)*
Mr. Zheng Wan He
Mr. Guo Pu Jin
Mr. Zhou Si
Mr. E Meng *(Vice President)*

Independent Non-executive Directors:
Mr. Lau Hon Chuen, Ambrose
Dr. Lee Tung Hai, Leo
Mr. Wang Xian Zhang
Mr. Wu Jiesi
Mr. Robert A. Theleen

Registered Office:
Room 4301, 43rd Floor
Central Plaza
18 Harbour Road
Wanchai
Hong Kong

27th April 2006

To the Shareholders

Dear Sir or Madam,

DISCLOSEABLE TRANSACTION SHARE REFORM PLAN OF A SUBSIDIARY – BEIJING YANJING BREWERY COMPANY LIMITED

INTRODUCTION

Reference is made to the announcements of the Company dated 27th March 2006 and 30th March 2006. On 30th March 2006, the Company announced that a share reform plan on Beijing Yanjing (being a subsidiary of the Company) has been initiated by the Non-tradable Shares Shareholders pursuant to the relevant rules and regulations issued by the authorities of the PRC

and thereafter, the Non-tradable Shares Shareholders and the Tradable Shares Shareholders commenced discussions on the Share Reform Plan. Following their discussions, the Share Reform Plan has been revised and the Company made a further announcement on 11th April 2006 in respect of the Revised Share Reform Plan.

As the applicable percentage ratios set out in Rule 14.07 of the Listing Rules exceed 5% but less than 25%, the transfer of shares of Beijing Yanjing pursuant to the Revised Share Reform Plan, representing a maximum reduction of approximately 13.31% of the equity interest of Yanjing Brewery, which is held as to 80% by the Company, in Beijing Yanjing, constitutes discloseable transaction for the Company for the purpose of Chapter 14 of the Listing Rules.

The purpose of this circular is to provide you with further details regarding the share transfer contemplated under the Revised Share Reform Plan and other information as required under the Listing Rules.

THE REVISED SHARE REFORM PLAN

Parties

(i) The Non-tradable Shares Shareholders, namely Yanjing Group and Yanjing Brewery; and

(ii) The Tradable Shares Shareholders, being independent third parties to the Company.

The revised terms

Following the discussions between the Non-tradable Shares Shareholders and the Tradable Shares Shareholders, the Share Reform Plan has been revised. Pursuant to the Revised Share Reform Plan, the Non-tradable Shares Shareholders proposed to offer 2.7 Non-tradable Shares to each Tradable Shares Shareholder for every 10 Tradable Shares held by each Tradable Shares Shareholder as recorded on the register of members of Beijing Yanjing on the Share Registration Date as a consideration for the Tradable Shares Shareholders to agree to the conversion of the Non-tradable Shares into Tradable Shares.

The aforementioned share offer ratio has been proposed after arm's length negotiations between the parties to the Revised Share Reform Plan.

Conditions

The Revised Share Reform Plan is subject to, among others:–

(i) approval by the shareholders of Beijing Yanjing and the Tradable Shares Shareholders respectively holding two-thirds of the total voting rights represented at the shareholders' meeting of Beijing Yanjing which will be held for the purpose of approving the Revised Share Reform Plan; and

(ii) approval by the State-owned Assets Supervision and Administration Commission of the State Council and other necessary approvals as may be required have been obtained.

If all the conditions have been fulfilled and the relevant approvals have been obtained, the relevant share transfer contemplated under the Revised Share Reform Plan will be implemented as soon as practicable. The Company will issue a further announcement when appropriate and necessary. If any such approvals are not obtained, the Revised Share Reform Plan will not be implemented.

Undertakings

In connection with the Revised Share Reform Plan, the Non-tradable Shares Shareholders undertake that:–

(i) they will comply with the relevant laws, regulations and rules of the PRC, and perform their obligations under the undertakings as listed below; and

(ii) the Non-tradable Shares held by them will be subject to lock-up for a period of 24 months from the date of the full implementation of the Revised Share Reform Plan (the "First Lock-up Period"). Within 12 months after the expiration of the First Lock-up Period, the Tradable Shares sold by them through the trading system on the SSE will not be more than 10% of Beijing Yanjing's total number of issued shares.

EFFECT OF THE REVISED SHARE REFORM PLAN ON THE SHAREHOLDING STRUCTURE OF BEIJING YANJING

The table below tabulates the shareholding structure of Beijing Yanjing as at the Latest Registration Date:–

	Number of shares	% of total issued share capital
Tradable Shares (held by the public)	309,271,656	30.04%
Non-tradable Shares	720,336,750	69.96%
Held by Yanjing Brewery	*693,971,250*	*67.40%*
Held by Yanjing Group	*26,365,500*	*2.56%*
Total number of issued shares	**1,029,608,406**	**100%**

As at the Latest Registration Date, Beijing Yanjing had Outstanding Convertible Notes in the amount of approximately RMB498,989,300 which are convertible into 70,678,371 Tradable Shares. Assuming that the Outstanding Convertible Notes had been fully exercised by their respectively holders on or before the Share Registration Date, the shareholding structure of Beijing Yanjing would have become the following prior to the Revised Share Reform Plan:–

	Number of shares	% of total issued share capital
Tradable Shares (held by the public)	379,950,027	34.53%
Non-tradable Shares	720,336,750	65.47%
Held by Yanjing Brewery	*693,971,250*	*63.07%*
Held by Yanjing Group	*26,365,500*	*2.40%*
Total number of issued shares	**1,100,286,777**	**100%**

As stated in the Announcement, Yanjing Brewery is owned as to 80% by the Company and 20% by Yanjing Group. Accordingly, the shareholding structure of Beijing Yanjing (showing both of its direct and indirect shareholders) prior to the Revised Share Reform Plan as at the Latest Registration Date can be depicted as follow:–



Yanjing Group
The Company (Note)
20%
80%
2.56%
Yanjing Brewery
Public
67.40%
30.04%
Beijing Yanjing

Note: The Company was effectively holding approximately 53.92% of the total number of issued shares of Beijing Yanjing through its direct 80% equity interest in Yanjing Brewery.

Based on the total number of Tradable Shares of 309,271,656 in issue as at the Latest Registration Date and the aforementioned share offer ratio, an aggregate of 83,503,347 existing Non-tradable Shares will be transferred by the Non-tradable Shares Shareholders to the Tradable Shares Shareholders if the Revised Share Reform Plan is fully implemented. In the event that the Outstanding Convertible Notes have been fully exercised by their respective holders on or before the Share Registration Date, the total number of Tradable Shares will be increased to 379,950,027. Accordingly, an aggregate of 102,586,507 existing Non-tradable Shares will be transferred by the Non-tradable Shares Shareholders to the Tradable Shares Shareholders following the full implementation of the Revised Share Reform Plan. As a result, in both scenarios, the Revised Share Reform Plan will lead to a change in the percentage of shareholding of the Non-tradable Shares Shareholders and the Tradable Shares Shareholders. In addition, the total issued share capital Beijing Yanjing will comprise 100% of Tradable Shares.

The table below tabulates the shareholding structure of Beijing Yanjing subsequent to the Revised Share Reform Plan assuming that (i) none of the Outstanding Convertible Notes have been exercised by their respective holders on or before the Share Registration Date ("Scenario One"); and (ii) all of the Outstanding Convertible Notes have been fully exercised by their respective holders on or before the Share Registration Date:–

	Scenario One		Scenario Two	
	Number of shares	% of total issued share capital	Number of shares	% of total issued share capital
Held by Yanjing Brewery	613,524,262	59.59%	595,139,576	54.09%
Held by Yanjing Group	23,309,141	2.26%	22,610,667	2.05%
Held by the public	392,775,003	38.15%	482,536,534	43.86%
Total number of issued shares *(Note)*	**1,029,608,406**	**100%**	**1,100,286,777**	**100%**

Note: All issued shares of Beijing Yanjing will become Tradable Shares after the full implementation of the Revised Share Reform Plan.

Below are the charts which depict both of the direct and indirect shareholding structure of Beijing Yanjing subsequent to the Revised Share Reform Plan under Scenario One and Scenario Two respectively:–

Scenario One:


Yanjing Group
The Company (Note)
20%
80%
2.26%
Yanjing Brewery
Public
59.59%
38.15%
Beijing Yanjing

Note: The Company will be effectively holding approximately 47.67% of the total number of issued shares of Beijing Yanjing through its direct 80% equity interest in Yanjing Brewery.

Scenario Two:


Yanjing Group
The Company (Note)
20%
80%
2.05%
Yanjing Brewery
Public
54.09%
43.86%
Beijing Yanjing

Note: The Company will be effectively holding approximately 43.27% of the total number of issued shares of Beijing Yanjing through its direct 80% equity interest in Yanjing Brewery.

EFFECT OF THE REVISED SHARE REFORM PLAN ON THE COMPANY

Scenario One:

Out of the total number of Non-tradable Shares in issue of 720,336,750, the Company, through its 80% equity interest in Yanjing Brewery, is effectively holding 555,177,000 Non-tradable Shares, representing approximately 77.07% of the total number of Non-tradable Shares in issue. Therefore, based on the said 77.07% effective shareholding of the Company as to the total number of Non-tradable Shares in issue, the Company will have to transfer a total of around 64,357,591 shares of Beijing Yanjing to the Tradable Shares Shareholders. The effective equity interest of the Company in Beijing Yanjing will therefore be reduced from approximately 53.92% to approximately 47.67% after the full implementation of the Share Reform Plan although Beijing Yanjing will remain as an indirectly-owned subsidiary of the Company. In addition, the Company's indirect owned Non-tradable Shares (including the around 64,357,591 shares to be transferred to the Tradable Shares Shareholders) will be converted into Tradable Shares upon completion of the relevant share transfer.

According to the third quarter report of Beijing Yanjing for the nine months ended 30th September 2005, the net asset value of Beijing Yanjing was approximately RMB4,504.68 million. Based on the record on the register of members of Beijing Yanjing, approximately RMB72.20 million of the convertible notes of Beijing Yanjing were exercised between 1st October 2005 and the Latest Registration Date. As a result, taken only into account the effect of the exercise of Beijing Yanjing's convertible notes to the net asset value of Beijing Yanjing, the net asset value of Beijing Yanjing would become approximately RMB4,576.88 million as at the Latest Registration Date (the "Latest Registration Date NAV"). As such, the aforementioned share transfer which represents approximately 6.25% of the Company's effective equity interest in Beijing Yanjing would result in a loss of net asset value in Beijing Yanjing of approximately RMB286.07 million to the Company. Moreover, the loss in net profits in Beijing Yanjing attributable to the aforementioned share transfer to the Company for the year ended 31st December 2004 would be approximately RMB16.91 million based on the net profits of approximately RMB270.51 million as reported in the annual report of Beijing Yanjing for the said financial year.

Scenario Two:

Based on the aforementioned 77.07% effective shareholding of the Company as to the total number of Non-tradable Shares in issue, the Company will have to transfer a total of around 79,065,339 shares of Beijing Yanjing to the Tradable Shares Shareholders. The effective equity interest of the Company in Beijing Yanjing will therefore be reduced from approximately 53.92% to approximately 43.27% after the full implementation of the Share Reform Plan although Beijing Yanjing will remain as an indirectly-owned subsidiary of the Company. In addition, the Company's indirect owned Non-tradable Shares (including the around 79,065,339 shares to be transferred to the Tradable Shares Shareholders) will be converted into Tradable Shares upon completion of the relevant share transfer.

As aforementioned above, the Latest Registration Date NAV was approximately RMB4,576.88 million. The exercise of the Outstanding Convertible Notes would increase the net asset value of Beijing Yanjing while the aforementioned share transfer which represents approximately 10.65% of the Company's effective equity interest in Beijing Yanjing would lead to a loss of net asset value in Beijing Yanjing to the Company. As a result, the overall effect to the Company would be a loss of net asset value in Beijing Yanjing of approximately RMB271.50 million. Moreover, the loss in net profits in Beijing Yanjing attributable to the relevant share transfer to the Company for the year ended 31st December 2004 would be approximately RMB28.81 million based on the net profits of RMB270.51 million as reported the annual report of Beijing Yanjing for the said financial year.

INFORMATION ON YANJING GROUP

Yanjing Group is a state-owned enterprise established under the laws of the PRC. The principal business of Yanjing Group is investment holding and the manufacture and distribution of beverage products.

INFORMATION ON YANJING BREWERY

Yanjing Brewery is a PRC Sino foreign equity joint venture. The principal business of Yanjing Brewery is manufacturing and sales of beer, mineral water and other beverages in the PRC.

INFORMATION ON BEIJING YANJING

Beijing Yanjing is a joint stock company established under the laws of the PRC, the A shares of which are traded on the SSE. Beijing Yanjing is principally engaged in manufacturing and sales of beer, mineral water and other beverages in the PRC. The audited and unaudited consolidated financial information according to PRC Enterprise Accounting Principal and Accounting System of Beijing Yanjing for the nine months ended 30th September 2005 and the two years ended 31st December 2004 and 31st December 2005 are set out below:

	For the nine months ended 30th September 2005 (unaudited)	**For the year ended 31st December 2004 (audited)**	**For the year ended 31st December 2003 (audited)**
	RMB'000	*RMB'000*	*RMB'000*
Total turnover	4,447,213	4,671,170	3,427,721
Profits before taxation and minority interest	404,292	390,987	337,477
Net profits	281,851	270,506	241,928

	As at 30th September 2005 (unaudited)	**As at 31st December 2004 (audited)**	**As at 31st December 2003 (audited)**
	RMB'000	*RMB'000*	*RMB'000*
Total assets	7,959,778	7,374,269	6,010,046
Net asset value	4,504,677	4,211,074	3,953,455

REASONS FOR THE REVISED SHARE REFORM PLAN

The implementation of the Revised Share Reform Plan is in line with the prevailing development of the security market of the PRC and the relevant rules and regulations issued by the authorities of the PRC as listed in the announcement released by the Company dated 30th March 2006.

The shares in Beijing Yanjing held effectively by the Company are non-tradable before the Revised Share Reform Plan. The Revised Share Reform Plan will render the Non-tradable Shares held effectively by the Company becoming freely tradable on the SSE except for being restricted by the lock-up as mentioned in the section headed "Undertakings" above. As a result, the Company may adjust its indirect shareholding in Beijing Yanjing more flexibly and easily at the secondary market.

Beijing Yanjing is a well-known beer brand in the PRC. Following the full implementation of the Revised Share Reform Plan, the total issued share capital of Beijing Yanjing will comprise 100% Tradable Shares. Due to this reason, the business performance of Beijing Yanjing would be fully reflected in its share price.

As confirmed by the Directors, the Revised Share Reform Plan will not propose any change of the composition of the existing board of directors and management of Beijing Yanjing, and it will not affect the controlling stake of the Company in Beijing Yanjing. As a result, the Directors consider that the Revised Share Reform Plan will have no material adverse effect on the operations of the Company.

In addition, the Directors consider that the terms of the Revised Share Reform Plan are fair and reasonable and in the interests of the Company and the Shareholders as a whole.

GENERAL

The Group is principally engaged in four major business sectors: infrastructure & utilities, consumer products, retail services and technology.

As the applicable percentage ratios set out in Rule 14.07 of the Listing Rules exceed 5% but less than 25%, the transfer of shares of Beijing Yanjing pursuant to the Revised Share Reform Plan, representing a maximum reduction of approximately 13.31% of the equity interest of Yanjing Brewery, which is held as to 80% by the Company, in Beijing Yanjing, constitutes discloseable transaction for the Company for the purpose of Chapter 14 of the Listing Rules.

ADDITIONAL INFORMATION

Your attention is also drawn to the additional information set out in the appendix to this circular.

Yours faithfully,
By order of the Board
Yi Xi Qun
Chairman

1. RESPONSIBILITY STATEMENT

This circular includes particulars given in compliance with the Listing Rules for the purpose of giving information with regard to the Company. The Directors collectively and individually accept full responsibility for the accuracy of the information contained in this circular and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief there are no other facts, the omission of which would make any statement contained herein misleading.

2. DISCLOSURE OF INTERESTS

(i) Directors and the chief executive of the Company

As at the Latest Practicable Date, the interests and short positions of the Directors and the chief executive of the Company in the Shares, underlying shares and debentures of the Company or any of its associated corporation (within the meaning of Part XV of the SFO), which are required to be notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which they were taken or deemed to have under such provisions of the SFO), or are required, pursuant to section 352 of the SFO, to be entered in the register referred to therein, or are required, pursuant to the Model Code for Securities Transactions by Directors of Listed Companies in the Listing Rules, to be notified to the Company and the Stock Exchange were as follows:

(a) Interests in the Company or any of its associated corporation

Name of Director	Name of associated corporation	Number of ordinary shares held	Number of share options held	Percentage of the associated corporation's issued share capital
Mr. Li Fu Cheng	Beijing Yanjing@	30,628# (L)	–	0.0030%
Mr. Zheng Wan He	Beijing Wangfujing Department Store (Group) Co., Ltd.@	45,738# (L)	–	0.0116%
Mr. E Meng	Beijing Development (Hong Kong) Limited@	–	1,600,000# (i) (L)	0.3239%
			1,200,000# (ii)(L)	0.2429%
			2,800,000	0.5668%

@ All these associated corporations are indirectly held subsidiaries of the Company

All interests are directly beneficially owned by the Directors

(L) Denotes a long position

(i) These options were granted on 19th June 2001 at an exercise price of HK$1.13 per share of Beijing Development (Hong Kong) Limited. The options may be exercised in two or three equal portions. The first portion is exercisable at any time commencing on 1st January 2002, and each further portion becomes exercisable at any time commencing on 1st January in each of the following years. All of the options, if not otherwise exercised, will lapse on 26th June 2006. No portion of these share options were exercised as of the Latest Practicable Date.

(ii) These options were granted on 18th January 2002 at an exercise price of HK$1.00 per share of Beijing Development (Hong Kong) Limited. The options can be exercised in three equal portions. The first portion is exercised at any time commencing on 18th January 2002, and each further portion becomes exercisable on 1st January in each of the following years. All of the options, if not otherwise exercised, will lapse on 17th January 2007. No portion of these share options was exercised as of the Latest Practicable Date.

Save as disclosed above, as at the Latest Practicable Date, none of the Directors or chief executive of the Company had or was deemed to have any interests or short positions in the Shares, underlying shares and debentures of the Company or any of its associated corporation (within the meaning of Part XV of the SFO) which were required to be notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which they were taken or deemed to have under such provisions of the SFO) or which required, pursuant to section 352 of the SFO to be entered in the register referred to therein or which are required, pursuant to the Model Code for Securities Transactions by Directors of Listed Companies in the Listing Rules, to be notified to the Company and the Stock Exchange.

(b) Competing interests

Each of the Directors has confirmed that he/she and their respective associates (as defined under the Listing Rules) do not have any interests in a business apart from the Group's business, which competes or is likely to compete, either directly or indirectly with the Group's business.

(ii) Substantial Shareholders and other persons

As at the Latest Practicable Date, so far as was known to the Directors or chief executive of the Company, the following persons (not being a Director or chief executive of the Company) had an interest or short position in the Shares or underlying shares of the Company which would fall to be disclosed to the Company under the provisions of Divisions 2 and 3 of Part XV of the SFO, or who was, directly or indirectly, interested in 5% or more of the nominal value of any class of share capital carrying rights to vote in all circumstances at general meetings of any other member of the Group, or in any options in respect of such capital:

Long positions:

Name	Number of ordinary Shares held, capacity and nature of interest			Percentage of the Company's share issued capital
	Directly beneficially owned	Through controlled corporations	Total	
Modern Orient Limited	100,050,000	–	100,050,000	16.07%
Beijing Enterprises Investments Limited ("BEIL")	273,950,000	100,050,000	374,000,000[a]	60.08%
Beijing Holdings Limited ("BHL")	–	374,000,000	374,000,000[b]	60.08%

Name	Number of ordinary Shares held, capacity and nature of interest				Percentage of the Company's issued share capital
	Beneficially owned	Investment Manager	Others	Total	
Deutsche Bank Aktiengesellschaft	82,175,500	1,314,000	5,751,200[c]	89,240,700	14.34%
JP Morgan Chase & Co.	1,053,485	20,690,970	16,690,923[d]	38,435,378	6.17%

Notes:

(a) The interest disclosed includes the Shares owned by Modern Orient Limited. Modern Orient Limited is held directly as to 100% by BEIL. Accordingly, BEIL is deemed to be interested in the Shares owned by Modern Orient Limited.

(b) The interest disclosed includes the Shares owned by BEIL and Modern Orient Limited. BEIL, the holding company of Modern Orient Limited, is held indirectly as to 72.72% by BHL. Accordingly, BHL is deemed to be interested in the Shares owned by BEIL and Modern Orient Limited.

(c) Person having a security interest in the Shares.

(d) Shares held by JP Morgan Chase & Co. as a custodian.

Short Positions:

Name	Number of ordinary Shares held, capacity and nature of interest				Percentage of the Company's issued share capital
	Beneficially owned	Through controlled corporations	Others	Total	
BEIL	60,000,000	–	–	60,000,000	9.64%
BHL	–	60,000,000[a]	–	60,000,000	9.64%
Deutsche Bank Aktiengesellschaft	20,000,000	–	2,693,000[b]	22,693,000	3.65%

Note:

(a) The interest disclosed includes the Shares owned by BEIL. BHL, the holding company of BEIL, is deemed to be interested in the Shares owned by BEIL.

(b) Person having a security interest in the Shares.

Save as disclosed above, the Directors and the chief executive of the Company are not aware of any person (other than a Director, chief executive or any member of the Group) who, as at the Latest Practicable Date, had, or were deemed to have, interests or short position in the Shares and underlying shares of the Company which would fall to be disclosed to the Company and the Stock Exchange under the provisions of Divisions 2 and 3 of Part XV of the SFO, or who was, directly or indirectly, interested in 5% or more of the nominal value of any class of share capital carrying rights to vote in all circumstances at general meetings of any other member of the Group or had any options in respect of such capital.

3. SERVICE CONTRACTS

Mr. Yi Xi Qun has a service contract with the Company for a term of five years commencing on 1st June 2003 with an unexpired period of approximately 25 months as at the Latest Practicable Date. This service contract, which was entered into before 1st February 2004, is exempt from the shareholders' approval requirement under Rule 13.68 of the Listing Rules which has taken into effect since 1st February 2004.

Each of Messrs. Zhang Hong Hai, Liu Kai and E Meng has a service contract with the Company for a term of three years commencing on 3rd December 2003, 16th January 2004 and 17th June 2005 respectively, with respective unexpired periods of approximately 7 months, 8 months and 25 months as at the Latest Practicable Date.

Save as disclosed above, as at the Latest Practicable Date, no other Directors had any existing or proposed service contracts with any member of the Group excluding contracts expiring or determinable by the employer within one year without payment of compensation (other than statutory compensation).

4. LITIGATION

As at the Latest Practicable Date, no member of the Group was a party to any legal proceedings or, claim which are of material importance. The Directors do not know of any legal proceedings or claims pending or threatened against the Company or any other member of the Group.

5. GENERAL

(a) The registered office of the Company is situated at Room 4301, 43rd Floor, Central Plaza, 18 Harbour Road, Wanchai, Hong Kong.

(b) The share registrar and transfer office of the Company is Tengis Limited, 26th Floor, Tesbury Centre, 28 Queen's Road East, Hong Kong.

(c) The secretary and qualified accountant of the Company is Mr. Tam Chun Fai who is a member of the Hong Kong Institute of Certified Public Accountants and a regular member of the Chartered Financial Analyst Institute.

(d) The English text of this circular shall prevail over the Chinese text.

3. 服務合約

衣錫群先生與本公司訂有服務合約，為期五年，於二零零三年六月一日生效，截至最後可行日期尚餘約25個月屆滿。上述服務合約於二零零四年二月一日前訂立，豁免遵守由二零零四年二月一日起生效之上市規則第13.68條須獲股東批准之規定。

張虹海先生、劉凱先生及鄂萌先生各與本公司訂有服務合約，分別自二零零三年十二月三日、二零零四年一月十六日及二零零五年六月十七日起計為期三年，截至最後可行日期分別尚餘約7個月、8個月及25個月屆滿。

除上文所披露者外，於最後實際可行日期，其他董事與本集團任何成員公司概無訂立任何現有或擬訂立服務合約（不包括一年內屆滿或僱主無需支付賠償（法定賠償除外）而可予終止之合約）。

4. 訴訟

於最後實際可行日期，本集團任何成員公司概無涉及任何屬重大性質之法律程序或訴訟。董事並不知悉本公司或本集團任何其他成員公司正面臨或對其提出但尚未解決之任何法律程序或訴訟。

5. 一般事項

(a) 本公司之註冊辦事處地址為香港灣仔港灣道18號中環廣場43樓4301室。

(b) 本公司之股份過戶登記處為登捷時有限公司，地址為香港皇后大道東28號金鐘滙中心26樓。

(c) 本公司之秘書及合資會計師為譚振輝先生，彼為香港會計師公會之會員，亦為特許金融分析師公會(Chartered Financial Analyst Institute)之普通會員。

(d) 本通函之中英文版本如有歧義，概以英文版本為準。

附註：

(a) 所披露之權益包括由Modern Orient Limited擁有之股份。Modern Orient Limited由北京企業直接持有100%權益，因此，北京企業被視為擁有Modern Orient Limited所擁有股份之權益。

(b) 所披露之權益包括由北京企業及Modern Orient Limited擁有之股份。Modern Orient Limited之控股公司北京企業為一間由京泰實業間接持有72.72%權益之公司，因此，京泰實業被視為擁有北京企業及Modern Orient Limited所擁有股份之權益。

(c) 對股份持有保證權益的人。

(d) 由JP Morgan Chase & Co.作為保管人所持有之股份。

淡倉：

	持有之普通股數目、身分及權益性質				
名稱	**實益擁有**	**透過受控制公司**	**其他**	**合計**	**佔本公司已發行股本百份比**
北京企業	60,000,000	–	–	60,000,000	9.64%
京泰實業	–	60,000,000[(a)]	–	60,000,000	9.64%
Deutsche Bank Aktiengesellschaft	20,000,000	–	2,693,000[(b)]	22,693,000	3.65%

附註：

(a) 所披露之權益包括由北京企業擁有之股份。京泰實業（北京企業之控股公司）被視為擁有北京企業所擁有股份之權益。

(b) 對股份持有保證權益的人。

除上文所披露者外，據董事及本公司主要行政人員所知，於最後實際可行日期，概無任何人士（董事、主要行政人員或本集團任何成員公司以外）於本公司股份及相關股份中擁有或被視為擁有根據證券及期貨條例第XV部第2及3分部之條文規定須向本公司及聯交所披露之權益或淡倉，或於有權在本集團任何成員公司之股東大會上在任何情況下投票之任何類別股本或與該等股本有關之任何購股權中直接或間接擁有5%或以上之權益。

(ii) 主要股東及其他人士

於最後實際可行日期,據董事或本公司主要行政人員所知,下列人士(非董事或本公司主要行政人員)於股份或本公司相關股份中擁有根據證券及期貨條例第XV部第2及3分部之條文規定須向本公司披露之權益或淡倉,或於有權在本集團任何成員公司之股東大會上在任何情況下投票之任何類別股本或與該等股本有關之任何購股權中直接或間接擁有5%或以上之權益:

好倉:

名稱	持有之普通股數目、身分及權益性質 直接實益擁有	透過受控制公司	合計	佔本公司已發行股本百份比
Modern Orient Limited	100,050,000	–	100,050,000	16.07%
北京企業投資有限公司(「北京企業」)	273,950,000	100,050,000	374,000,000[a]	60.08%
京泰實業(集團)有限公司(「京泰實業」)	–	374,000,000	374,000,000[b]	60.08%

名稱	持有之普通股數目、身分及權益性質 實益擁有	作為投資經理持有	其他	合計	佔本公司已發行股本百份比
Deutsche Bank Aktiengesellschaft	82,175,500	1,314,000	5,751,200[c]	89,240,700	14.34%
JP Morgan Chase & Co.	1,053,485	20,690,970	16,690,923[d]	38,435,378	6.17%

(L) *表示為好倉*

(i) 於二零零一年六月十九日授出之購股權行使價為北京發展(香港)有限公司股份每股1.13港元。該等購股權可分為兩或三個均等部份行使。首部份可於二零零二年一月一日起任何時間內行使,而其他每個部份則可在其後年度每年之一月一日起行使。除已行使之購股權外,所有購股權將在二零零六年六月二十六日作廢。截至最後實際可行日期,該等購股權之任何部份概無行使。

(ii) 於二零零二年一月十八日授出之購股權行使價為北京發展(香港)有限公司股份每股1.00港元。該等購股權可分為三個均等部份行使。首部份可於二零零二年一月十八日起任何時間內行使,而其他每個部份則可在其後年度每年之一月一日起行使。除已行使之購股權外,所有購股權將在二零零七年一月十七日作廢。截至最後實際可行日期,該等購股權之任何部份概無行使。

除上文所披露者外,於最後實際可行日期,董事或本公司主要行政人員於本公司或其任何相聯法團(按證券及期貨條例第XV部之涵義)之股份、相關股份及債券中,概無或被視作擁有任何根據證券及期貨條例第XV部第7及8分部須知會本公司及聯交所之權益或淡倉(包括根據證券及期貨條例該等條文規定彼等被當作或被視為擁有之權益或淡倉);或根據證券及期貨條例第352條須記錄於該條所指登記冊內之權益或淡倉;或根據上市規則上市公司董事進行證券交易之標準守則規定須知會本公司及聯交所之權益及淡倉。

(b) 競爭性權益

各董事已確認,彼及彼等各自之聯繫人士(定義見上市規則)並無擁有任何足以或可能與本集團業務直接或間接構成競爭之業務權益(本集團之業務權益除外)。

1. 責任聲明

本通函所載資料乃遵照上市規則而刊載，旨在提供有關本公司之資料。董事願就本通函所載資料之準確性共同及個別承擔全部責任，並於作出一切合理查詢後確認，就其所深知及確信，本通函所載者並無遺漏任何其他事實，致使當中所載任何聲明產生誤導。

2. 權益披露

(i) 本公司之董事及主要行政人員

於最後實際可行日期，董事及本公司主要行政人員於本公司或其任何相聯法團（按證券及期貨條例第XV部之涵義）之股份、相關股份及債券中擁有根據證券及期貨條例第XV部第7及8分部須予知會本公司及聯交所之權益及淡倉（包括根據證券及期貨條例該等條文規定彼等被當作或被視為擁有之權益及淡倉）；或根據證券及期貨條例第352條須記錄於該條所指登記冊內之權益及淡倉；或根據上市規則上市公司董事進行證券交易之標準守則規定須知會本公司及聯交所之權益及淡倉如下：

(a) 於本公司及其任何相聯法團之權益

董事姓名	相聯法團名稱	持有之普通股數目	持有購股權數目	佔相聯法團已發行股本百分比
李福成先生	北京燕京@	30,628#*(L)*	–	0.0030%
鄭萬河先生	北京王府井百貨(集團)股份有限公司@	45,738#*(L)*	–	0.0116%
鄂萌先生	北京發展(香港)有限公司@	–	1,600,000#(i)(L)	0.3239%
			1,200,000#(ii)(L)	0.2429%
			2,800,000	0.5668%

@　*上述所有相聯法團均為本公司之間接附屬公司*

#　*所有權益均由董事直接實益擁有*

由於上市規則第14.07條所載之適用百分比率超過5%但少於25%，就上市規則第14章而言，根據經修訂股權分置改革方案轉讓北京燕京之股份（相當於燕京啤酒於北京燕京之股本權益最多減少約13.31%，而本公司持有燕京啤酒80%權益）構成本公司之須予披露交易。

其他資料

謹請　閣下注意本通函附錄所載之其他資料。

此　致

列位股東　台照

承董事會命
主席
衣錫群
謹啟

二零零六年四月二十七日

實行經修訂股權分置改革方案之理由

如本公司於二零零六年三月三十日發表之公佈所列，實行經修訂股權分置改革方案符合中國現行之證券市場發展及中國有關機關頒佈之相關規則及規例。

於實行經修訂股權分置改革方案前，本公司於北京燕京實際持有之股份均為非流通股。實行經修訂股權分置改革方案將令本公司實際持有之非流通股變成可於深圳證券交易所自由買賣之股份（受上文「承諾」一節所述之禁售所限制者除外）。因此，本公司可於二級市場更靈活、簡便地調整其於北京燕京之間接股權。

北京燕京乃中國知名啤酒品牌。於經修訂股權分置改革方案全面實行後，北京燕京之已發行股本總額將全部由流通股組成。有鑑於此，北京燕京之業務表現將透過其股價全面反映。

誠如董事所確認，經修訂股權分置改革方案將不會改變北京燕京現有董事會及管理層之組成，亦不會影響本公司於北京燕京之控股權益。因此，董事認為，經修訂股權分置改革方案不會對本公司之營運造成重大不利影響。

此外，董事認為，經修訂股權分置改革方案之條款屬公平合理，並符合本公司及股東之整體利益。

一般資料

本集團主要從事四項業務：基建及公用事業、消費品、零售服務及科技。

燕京集團之資料

燕京集團乃根據中國法律成立之國有企業。燕京集團主要從事投資控股以及生產及分銷飲料產品。

燕京啤酒之資料

燕京啤酒乃中國一間中外合資企業。燕京啤酒主要在中國從事生產及銷售啤酒、礦泉水及其他飲料。

北京燕京之資料

北京燕京乃一間根據中國法律成立之股份有限公司，其A股在深圳證券交易所上市。北京燕京主要在中國從事生產及銷售啤酒、礦泉水及其他飲料。根據中國企業會計準則及北京燕京之會計系統，截至二零零五年九月三十日止九個月，以及截至二零零四年十二月三十一日及二零零五年十二月三十一日止兩個年度之經審核及未經審核綜合財務資料如下：

	截至二零零五年九月三十日止九個月（未經審核）	截至二零零四年十二月三十一日止年度（經審核）	截至二零零三年十二月三十一日止年度（經審核）
	人民幣千元	*人民幣千元*	*人民幣千元*
總營業額	4,447,213	4,671,170	3,427,721
除税及少數股東權益前溢利	404,292	390,987	337,477
純利	281,851	270,506	241,928

	於二零零五年九月三十日（未經審核）	於二零零四年十二月三十一日（經審核）	於二零零三年十二月三十一日（經審核）
	人民幣千元	*人民幣千元*	*人民幣千元*
總資產	7,959,778	7,374,269	6,010,046
資產淨值	4,504,677	4,211,074	3,953,455

根據北京燕京截至二零零五年九月三十日止九個月之第三季度報告，北京燕京之資產淨值約為人民幣4,504,680,000元。根據北京燕京股東名冊之記錄所示，於二零零五年十月一日至最後登記日期止期間有約人民幣72,200,000元之北京燕京可換股票據獲行使。因此，僅計及行使北京燕京可換股票據對北京燕京資產淨值之影響後，於最後登記日期北京燕京之資產淨值將約為人民幣4,576,880,000元（「最後登記日期資產淨值」）。就此而言，上述股份轉讓（涉及本公司於北京燕京擁有之約6.25%實際股本權益）將導致本公司於北京燕京之資產淨值虧損約人民幣286,070,000元。此外，截至二零零四年十二月三十一日止年度，根據北京燕京於該財政年度之年度報告呈報之純利約人民幣270,510,000元計算，本公司因上述股份轉讓而於北京燕京之純利虧損將約為人民幣16,910,000元。

情況二：

鑑於本公司如上文所述持有已發行非流通股總數77.07%之實際股權，本公司將須轉讓合共約79,065,339股北京燕京股份予流通股股東。因此，於股權分置改革方案全面實行後，儘管北京燕京仍為本公司之間接擁有附屬公司，本公司於北京燕京之實際股本權益將由約53.92%減少至約43.27%。此外，待有關股份轉讓完成後，本公司間接擁有之非流通股（包括約79,065,339股將轉讓予流通股股東之股份）將獲轉換為流通股。

誠如上文所述，最後登記日期資產淨值約為人民幣4,576,880,000元。行使尚未兌換可換股票據將會增加北京燕京之資產淨值，而上述股份轉讓（涉及本公司於北京燕京擁有之約10.65%實際股本權益）將導致本公司於北京燕京之資產淨值出現虧損。因此，上述事項對本公司之整體影響將為本公司於北京燕京之資產淨值虧損約人民幣271,500,000元。此外，截至二零零四年十二月三十一日止年度，根據北京燕京於該財政年度之年度報告呈報之純利人民幣270,510,000元計算，本公司因有關股份轉讓而於北京燕京之純利虧損將約為人民幣28,810,000元。

情況二：


燕京集團
本公司(附註)
20%
80%
2.05%
燕京啤酒
公眾人士
54.09%
43.86%
北京燕京

附註： 本公司將透過直接擁有燕京啤酒之80%股本權益，實際持有北京燕京已發行股份總數約43.27%。

經修訂股權分置改革方案對本公司之影響

情況一：

已發行非流通股總數為720,336,750股，當中本公司透過擁有燕京啤酒之80%股本權益實際持有555,177,000股非流通股，佔已發行非流通股總數約77.07%。因此，鑑於本公司持有上述已發行非流通股總數77.07%之實際股權，本公司將須轉讓合共約64,357,591股北京燕京股份予流通股股東。因此，於股權分置改革方案全面實行後，儘管北京燕京仍為本公司之間接擁有附屬公司，本公司於北京燕京之實際股本權益將由約53.92%減少至約47.67%。此外，待有關股份轉讓完成後，本公司間接擁有之非流通股（包括約64,357,591股將轉讓予流通股股東之股份）將獲轉換為流通股。

下表顯示北京燕京於經修訂股權分置改革方案實行後之股權架構，假設(i)於股份登記日期或之前概無持有人行使彼等各自之尚未兑換可換股票據（情況一）；及(ii)於股份登記日期或之前持有人已悉數行使彼等各自之所有尚未兑換可換股票據：－

	情況一		情況二	
		佔已發行股本總額		佔已發行股本總額
	股份數目	百分比	股份數目	百分比
燕京啤酒持有	613,524,262	59.59%	595,139,576	54.09%
燕京集團持有	23,309,141	2.26%	22,610,667	2.05%
公眾人士持有	392,775,003	38.15%	482,536,534	43.86%
已發行股份總數 *（附註）*	**1,029,608,406**	**100%**	**1,100,286,777**	**100%**

附註： 於經修訂股權分置改革方案全面實行後，北京燕京之所有已發行股份將成為流通股。

下圖展示分別於情況一及情況二下實行經修訂股權分置改革方案後北京燕京之直接及間接股權架構：－

情況一：


燕京集團
本公司 (附註)
20%
80%
2.26%
燕京啤酒
公眾人士
59.59%
38.15%
北京燕京

附註： 本公司將透過直接擁有燕京啤酒之80%股本權益，實際持有北京燕京已發行股份總數約47.67%。

誠如該公佈所載，燕京啤酒由本公司擁有其80%權益及由燕京集團擁有其20%權益。因此，北京燕京於最後可行日期經修訂股權分置改革方案實行前之股權架構（列示其直接及間接股東）展示如下：—


燕京集團
本公司（附註）
20%
80%
2.56%
燕京啤酒
公眾人士
67.40%
30.04%
北京燕京

附註： 本公司透過直接擁有燕京啤酒之80%股本權益，實際持有北京燕京已發行股份總數約53.92%。

倘經修訂股權分置改革方案獲全面實行，根據於最後登記日期已發行流通股總數309,271,656股及上述股份發售比率計算，非流通股股東將向流通股股東轉讓合共83,503,347股現有非流通股。倘於股份登記日期或之前持有人已悉數行使彼等各自之尚未兌換可換股票據，流通股總數將增加至379,950,027股。因此，於經修訂股權分置改革方案全面實行後，非流通股股東將向流通股股東轉讓合共102,586,507股現有非流通股。故此，在上述兩種情況下，經修訂股權分置改革方案將導致非流通股股東及流通股股東之股權比率發生變動。此外，北京燕京之已發行股本總額將全部由流通股組成。

經修訂股權分置改革方案對北京燕京股權架構之影響

下表顯示北京燕京於最後登記日期之股權架構：－

	股份數目	已發行股本總額百分比
流通股（公眾人士持有）	309,271,656	30.04%
非流通股	720,336,750	69.96%
燕京啤酒持有	*693,971,250*	*67.40%*
燕京集團持有	*26,365,500*	*2.56%*
已發行股份總數	**1,029,608,406**	**100%**

於最後登記日期，北京燕京擁有尚未兌換可換股票據約人民幣498,989,300元，可轉換為70,678,371股流通股。假設於股份登記日期或之前持有人已悉數行使彼等各自之尚未兌換可換股票據，北京燕京於經修訂股權分置改革方案前之股權架構將會如下：－

	股份數目	已發行股本總額百分比
流通股（公眾人士持有）	379,950,027	34.53%
非流通股	720,336,750	65.47%
燕京啤酒持有	*693,971,250*	*63.07%*
燕京集團持有	*26,365,500*	*2.40%*
已發行股份總數	**1,100,286,777**	**100%**

條件

經修訂股權分置改革方案須待(其中包括)下列條件達成後,方可作實:－

(i) 於北京燕京就批准經修訂股權分置改革方案舉行之股東大會上,分別獲持有會上總投票權三分之二之北京燕京股東及流通股股東批准;及

(ii) 取得國務院國有資產監督管理委員會批准及其他規定之必要批准。

倘達成所有條件,並取得有關批准,經修訂股權分置改革方案項下擬進行之有關股份轉讓將在實際可行情況下盡快實行。本公司將於適當及必要時另行發表公佈。倘未能取得任何有關批准,則經修訂股權分置改革方案將不會實行。

承諾

關於經修訂股權分置改革方案,非流通股股東承諾:－

(i) 彼等將遵守中國相關法律、規例及規則,並履行彼等於下列承諾項下之責任;及

(ii) 彼等持有之非流通股將於經修訂股權分置改革方案全面實行之日起計二十四個月期間禁售(「首個禁售期」)。於首個禁售期屆滿後十二個月內,彼等透過深圳證券交易所交易系統出售之流通股將不超過北京燕京已發行股份總數之10%。

流通股股東及流通股股東已就股權分置改革方案進行商討。經彼等商討後，股權分置改革方案已予修訂，而本公司已於二零零六年四月十一日就經修訂股權分置改革方案另行發表公佈。

由於上市規則第14.07條所載之適用百分比率超過5%但少於25%，就上市規則第14章而言，根據經修訂股權分置改革方案轉讓北京燕京之股份（相當於燕京啤酒於北京燕京之股本權益最多減少約13.31%，而本公司持有燕京啤酒80%權益）構成本公司之須予披露交易。

本通函旨在為　閣下提供關於股權分置改革方案下擬進行之股份轉讓之其他詳情，以及上市規則所規定之其他資料。

經修訂股權分置改革方案

參與各方

(i) 非流通股股東，即燕京集團及燕京啤酒；及

(ii) 流通股股東，即本公司之獨立第三方。

經修訂條款

經非流通股股東及流通股股東商討後，股權分置改革方案已經修訂。根據經修訂股權分置改革方案，非流通股股東建議按照股份登記日期之北京燕京股東名冊所示，就各流通股股東持有之每10股流通股向各流通股股東提呈2.7股非流通股，作為流通股股東同意將非流通股轉換為流通股之代價。

上述股份發售比率乃經修訂股權分置改革方案之參與各方經公平磋商後提呈。


北京控股有限公司
BEIJING ENTERPRISES HOLDINGS LIMITED

（根據公司條例在香港註冊成立之有限公司）

（網址：www.behl.com.hk）

（股份代號：392）

執行董事：
衣錫群先生*（主席）*
張虹海先生*（副主席兼行政總裁）*
李福成先生*（副主席）*
白金榮先生*（副主席）*
郭迎明先生
劉　凱先生*（副總裁）*
鄭萬河先生
郭普金先生
周　思先生
鄂　萌先生*（副總裁）*

獨立非執行董事：
劉漢銓先生
李東海博士
王憲章先生
武捷思先生
白德能先生

註冊辦事處：
香港灣仔
港灣道18號
中環廣場
43樓4301室

敬啟者：

須予披露交易
附屬公司北京燕京啤酒股份有限公司
之股權分置改革方案

緒言

茲提述本公司於二零零六年三月二十七日及二零零六年三月三十日發表之公佈。於二零零六年三月三十日，本公司宣佈，非流通股股東已根據中國機關所頒佈之有關規則及規例對北京燕京（本公司之附屬公司）提出股權分置改革方案，其後，非

「經修訂股權分置改革方案」	指	經非流通股股東與流通股股東商討後所建議之經修訂股權分置改革方案
「人民幣」	指	中國法定貨幣人民幣
「證券及期貨條例」	指	香港法例第571章證券及期貨條例
「股權分置改革方案」	指	股權分置改革方案，據此，非流通股可兑換為流通股
「股份登記日期」	指	二零零六年四月十九日，即釐定有權獲得非流通股股東根據股權分置改革方案提呈之北京燕京股份之流通股股東身份之股份登記日期
「股東」	指	本公司股東
「深圳證券交易所」	指	深圳證券交易所
「聯交所」	指	香港聯合交易所有限公司
「流通股」	指	可於深圳證券交易所買賣之北京燕京股份
「流通股股東」	指	流通股之持有人
「燕京啤酒」	指	北京燕京啤酒有限公司，為中外合資企業，分別由本公司及燕京集團持有80%及20%權益
「燕京集團」	指	北京燕京啤酒集團公司，根據中國法律成立之國有企業
「%」	指	百分比

在本通函內，除文義另有所指外，下列詞彙具有以下涵義：

「北京燕京」	指	北京燕京啤酒股份有限公司，根據中國法律成立之股份有限公司，並為本公司之間接擁有附屬公司，其A股於深圳證券交易所上市
「董事會」	指	董事會
「本公司」	指	北京控股有限公司，於香港註冊成立之有限公司，其股份於聯交所上市
「董事」	指	本公司董事
「香港」	指	中國香港特別行政區
「最後可行日期」	指	二零零六年四月二十三日，即本通函付印前就確定其中所載若干資料之最後實際可行日期
「最後登記日期」	指	二零零六年二月二十八日
「上市規則」	指	聯交所證券上市規則
「非流通股」	指	不可於深圳證券交易所買賣之北京燕京股份
「非流通股股東」	指	非流通股持有人，即燕京啤酒及燕京集團
「尚未兌換可換股票據」	指	於最後登記日期尚未兌換之北京燕京之可換股票據
「中國」	指	中華人民共和國，就本通函而言，不包括香港、中國澳門特別行政區及台灣

目　錄

頁次

此乃要件　請即處理

閣下如對本通函任何方面或應採取之行動**有任何疑問**，應諮詢　閣下之股票經紀、銀行經理、律師、專業會計師或其他專業顧問。

閣下如已售出名下所有之北京控股有限公司股份，應立即將本通函連同隨附之代表委任表格送交買主或經手買賣或轉讓之銀行、股票經紀或其他代理商，以便轉交買主或承讓人。



北京控股有限公司
BEIJING ENTERPRISES HOLDINGS LIMITED

（根據公司條例在香港註冊成立之有限公司）

（網址：www.behl.com.hk）

（股份代號：392）

須予披露交易
附屬公司北京燕京啤酒股份有限公司
之股權分置改革方案

二零零六年四月二十七日





北京控股有限公司
BEIJING ENTERPRISES HOLDINGS LIMITED

(Incorporated in Hong Kong under the Companies Ordinance)

(website: www.behl.com.hk)

(Stock code: 392)

ANNOUNCEMENT OF RESULTS OF THE VOTING AT THE SHAREHOLDERS' MEETING OF BEIJING YANJING BREWERY COMPANY LIMITED REGARDING THE REVISED SHARE REFORM PLAN

Reference is made to the announcements of the Company dated 30 March 2006 and 11 April 2006 (the "Announcements"). Terms used herein shall have the same meanings as defined in the Announcements unless otherwise specified.

The Company wishes to announce that a shareholders' meeting of Beijing Yanjing was held on 27 April 2006 (the "Beijing Yanjing Shareholders' Meeting"). In the Beijing Yangjing Shareholders' Meeting, the Revised Share Reform Plan was approved.

By the Order of the Board
TAM Chun Fai
Company Secretary

Hong Kong, 28 April 2006

As at the date of this announcement, the executive Directors are Mr. Yi Xi Qun, Mr. Zhang Hong Hai, Mr. Li Fu Cheng, Mr. Bai Jin Rong, Mr. Guo Ying Ming, Mr. Liu Kai, Mr. Zheng Wan He, Mr. Guo Pu Jin, Mr. Zhou Si and Mr. E Meng; the independent non-executive Directors are Mr. Lau Hon Chuen, Ambrose, Dr. Lee Tung Hai, Leo, Mr. Wang Xian Zhang, Mr. Wu Jiesi and Mr. Robert A. Theleen.

Please also refer to the published version of this announcement in South China Morning Post.

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.


北京控股有限公司
BEIJING ENTERPRISES HOLDINGS LIMITED

(Incorporated in Hong Kong under the Companies Ordinance)

(website: www.behl.com.hk)

(Stock code: 392)

DELAY IN DESPATCH OF CIRCULAR

The Company announces that as additional time is required for the preparation of the property valuation report in respect of Wangfujing for inclusion in the Circular, the Company has applied to the Stock Exchange for a waiver from strict compliance with the requirements pursuant to Rule 14.38 of the Listing Rules for an extension of the deadline for despatch of the Circular to the Shareholders to 22nd May 2006.

Reference is made to the announcement of Beijing Enterprises Holdings Limited (the "Company") dated 31st March 2006 (the "Announcement") regarding a major transaction involving the disposal of the Company's entire indirect equity interest in Beijing Wangfujing Department Store (Group) Company Limited. Terms used herein shall have the same meanings as defined in the Announcement unless the context otherwise requires.

Pursuant to Rule 14.38 of the Listing Rules, the Company is required to despatch a circular (the "Circular") to the Shareholders within 21 days after the release of the Announcement, that is, on or before 24th April 2006. However, as additional time is required by the Company and the valuer of the Company to compile certain information for the preparation of the

property valuation report in respect of Wangfujing for inclusion in the Circular, the Company has applied to the Stock Exchange for a waiver from strict compliance with the requirements pursuant to Rule 14.38 of the Listing Rules and to extend the deadline for despatch of the Circular to 22nd May 2006.

By the Order of the Board
TAM Chun Fai
Company Secretary

Hong Kong, 24th April 2006

As at the date of this announcement, the Board comprises Mr. Yi Xi Qun, Mr. Zhang Hong Hai, Mr. Li Fu Cheng, Mr. Bai Jin Rong, Mr. Guo Ying Ming, Mr. Liu Kai, Mr. Zheng Wan He, Mr. Guo Pu Jin, Mr. Zhou Si and Mr. E Meng as executive Directors; Mr. Lau Hon Chuen, Ambrose, Dr. Lee Tung Hai, Leo, Mr. Wang Xian Zhang, Mr. Wu Jiesi and Mr. Robert A. Theleen as independent non-executive Directors.

Please also refer to the published version of this announcement in The Standard.



SEC MAIL PROCESSING
RECEIVED
MAY 0 5 2006
WASH, D.C. SECTION



北京控股有限公司

BEIJING ENTERPRISES HOLDINGS LIMITED

(Incorporated in Hong Kong with limited liability under the Companies Ordinance)

(website: www.behl.com.hk)

(Stock code: 392)

DISCLOSEABLE TRANSACTION

SHARE REFORM PLAN OF A SUBSIDIARY – BEIJING YANJING BREWERY COMPANY LIMITED

Reference is made to the announcement of the Company dated 30th March 2006.

The Board announces that following the discussions between the Non-tradable Shares Shareholders and the Tradable Shares Shareholders, the Share Reform Plan has been revised (the "Revised Share Reform Plan").

Pursuant to the Revised Share Reform Plan, the Non-tradable Shares Shareholders proposed to offer 2.7 Non-tradable Shares to each Tradable Shares Shareholder for every 10 Tradable Shares held by each Tradable Shares Shareholder as recorded on the register of members of Beijing Yanjing on the Share Registration Date as a consideration for the Tradable Shares Shareholders to agree to the conversion of the Non-tradable Shares into Tradable Shares. On the basis of the aforementioned share offer ratio, an aggregate of 83,503,347 or 102,586,507 existing Non-tradable Shares, as the case will be which are explained in the paragraphs that follow, will have to be transferred from the Non-tradable Shares Shareholders to the Tradable Shares Shareholders. Based on the existing 77. 07% effective shareholding of the Company as to the total number of Non-tradable Shares in issue, the Company will have to transfer a total of around 64,357,591 or 79,065,339 shares of Beijing Yanjing, as the case will be, to the Tradable Shares Shareholders. Accordingly, the effective shareholding of the Company in Beijing Yanjing would be reduced from approximately 53.92% to approximately 47.67% or 43.27%, as the case will be, although Beijing Yanjing will remain as an indirectly-owned subsidiary of the Company following the full implementation of the Revised Share Reform Plan. In addition, all of the Company's indirectly owned Non-tradable Shares will be converted into Tradable Shares upon completion of the relevant share transfer.

As the applicable percentage ratios set out in Rule 14.07 of the Listing Rules exceed 5% but less than 25%, the transfer of shares of Beijing Yanjing pursuant to the Revised Share Reform Plan, representing a maximum reduction of approximately 13.31% of the equity interest of Yanjing Brewery, which is held as to 80% by the Company, in Beijing Yanjing, constitutes discloseable transaction for the Company for the purpose of Chapter 14 of the Listing Rules. Accordingly, the Company is required under the Listing Rules to publish this announcement and to issue a circular to the Shareholders in respect of the relevant share transfer.

A circular containing further details of the relevant share transfer contemplated under the Revised Share Reform Plan will be despatched to the Shareholders in accordance with the Listing Rules.

Reference is made to the announcement of the Company dated 30th March 2006 (the "Announcement"). Terms used herein shall have the same meanings as defined in the Announcement unless otherwise specified.

THE REVISED SHARE REFORM PLAN

Parties

(i) The Non-tradable Shares Shareholders, namely Yanjing Group and Yanjing Brewery; and

(ii) The Tradable Shares Shareholders, being independent third parties to the Company.

The revised terms

Following the discussions between the Non-tradable Shares Shareholders and the Tradable Shares Shareholders, the Share Reform Plan has been revised. Pursuant to the Revised Share Reform Plan, the Non-tradable Shares Shareholders proposed to offer 2.7 Non-tradable Shares to each Tradable Shares Shareholder for every 10 Tradable Shares held by each Tradable Shares Shareholder as recorded on the register of members of Beijing Yanjing on the Share Registration Date as a consideration for the Tradable Shares Shareholders to agree to the conversion of the Non-tradable Shares into Tradable Shares.

The aforementioned share offer ratio has been proposed after arm's length negotiations between the parties to the Revised Share Reform Plan.

Conditions

The Revised Share Reform Plan is subject to, among others:–

(i) approval by the shareholders of Beijing Yanjing and the Tradable Shares Shareholders respectively holding two-thirds of the total voting rights represented at the shareholders' meeting of Beijing Yanjing which will be held for the purpose of approving the Revised Share Reform Plan; and

(ii) approval by the State-owned Assets Supervision and Administration Commission of the State Council and other necessary approvals as may be required have been obtained.

If all the conditions have been fulfilled and the relevant approvals have been obtained, the relevant share transfer contemplated under the Revised Share Reform Plan will be implemented as soon as practicable. The Company will issue a further announcement when appropriate and necessary. If any such approvals is not obtained, the Revised Share Reform Plan will not be implemented.

Undertakings

In connection with the Revised Share Reform Plan, the Non-tradable Shares Shareholders undertake that:–

(i) they will comply with the relevant laws, regulations and rules of the PRC, and perform their obligations under the undertakings as listed below; and

(ii) the Non-tradable Shares held by them will be subject to lock-up for a period of 24 months from the date of the full implementation of the Revised Share Reform Plan (the "First Lock-up Period"). Within 12 months after the expiration of the First Lock-up Period, the Tradable Shares sold by them through the trading system on the SSE will not be more than 10% of Beijing Yanjing's total number of issued shares.

EFFECT OF THE REVISED SHARE REFORM PLAN ON THE SHAREHOLDING STRUCTURE OF BEIJING YANJING

The table below tabulates the shareholding structure of Beijing Yanjing as at the Latest Registration Date:–

	Number of shares	**% of total issued share capital**
Tradable Shares (held by the public)	309,271,656	30.04%
Non-tradable Shares	720,336,750	69.96%
Held by Yanjing Brewery	*693,971,250*	*67.40%*
Held by Yanjing Group	*26,365,500*	*2.56%*
Total number of issued shares	**1,029,608,406**	**100%**

As at the Latest Registration Date, Beijing Yanjing had Outstanding Convertible Notes in the amount of approximately RMB498,989,300 which are convertible into 70,678,371 Tradable Shares. Assuming that the Outstanding Convertible Notes had been fully exercised by their respectively holders on or before the Share Registration Date, the shareholding structure of Beijing Yanjing would have become the following:–

	Number of shares	**% of total issued share capital**
Tradable Shares (held by the public)	379,950,027	34.53%
Non-tradable Shares	720,336,750	65.47%
Held by Yanjing Brewery	*693,971,250*	*63.07%*
Held by Yanjing Group	*26,365,500*	*2.40%*
Total number of issued shares	**1,100,286,777**	**100%**

As stated in the Announcement, Yanjing Brewery is owned as to 80% by the Company and 20% by Yanjing Group. Accordingly, the shareholding structure of Beijing Yanjing (including both of its direct and indirect shareholders) prior to the Revised Share Reform Plan as at the Latest Registration Date can be depicted as follow:–


Yanjing Group
The Company (Note)
20%
80%
2.56%
Yanjing Brewery
Public
67.40%
30.04%
Beijing Yanjing

Note: The Company was effectively holding approximately 53.92% of the total number of issued shares of Beijing Yanjing through its direct 80% equity interest in Yanjing Brewery.

Based on the total number of Tradable Shares of 309,271,656 in issue as at the Latest Registration Date and the aforementioned share offer ratio, an aggregate of 83,503,347 existing Non-tradable Shares will be transferred by the Non-tradable Shares Shareholders to the Tradable Shares Shareholders if the Revised Share Reform Plan is fully implemented. In the event that the Outstanding Convertible Notes have been fully exercised by their respective holders on or before the Share Registration Date, the total number of Tradable Shares will be increased to 379,950,027. Accordingly, an aggregate of 102,586,507 existing Non-tradable Shares will be transferred by the Non-tradable Shares Shareholders to the Tradable Shares Shareholders following the full implementation of the Revised Share Reform Plan. As a result, in both scenarios, the Revised Share Reform Plan will lead to a change in the percentage of shareholding of the Non-tradable Shares Shareholders and the Tradable Shares Shareholders. In addition, the total issued share capital Beijing Yanjing will comprise 100% of Tradable Shares.

The table below tabulates the shareholding structure of Beijing Yanjing subsequent to the Revised Share Reform Plan assuming that (i) none of the Outstanding Convertible Notes have been exercised by their respective holders on or before the Share Registration Date ("Scenario One"); and (ii) all of the Outstanding Convertible Notes have been fully exercised by their respective holders on or before the Share Registration Date:–

	Scenario One		**Scenario Two**	
	Number of shares	**% of total issued share capital**	**Number of shares**	**% of total issued share capital**
Held by Yanjing Brewery	613,524,262	59.59%	595,139,576	54.09%
Held by Yanjing Group	23,309,141	2.26%	22,610,667	2.05%
Held by the public	392,775,003	38.15%	482,536,534	43.86%
Total number of issued shares *(Note)*	**1,029,608,406**	**100%**	**1,100,286,777**	**100%**

Note: All issued shares of Beijing Yanjing will become Tradable Shares after the full implementation of the Revised Share Reform Plan.

Below are the charts which depict both of the direct and indirect shareholding structure of Beijing Yanjing subsequent to the Revised Share Reform Plan under Scenario One and Scenario Two respectively:-

Scenario One:


Yanjing Group
The Company (Note)
20%
80%
2.26%
Yanjing Brewery
Public
59.59%
38.15%
Beijing Yanjing

Note: The Company will be effectively holding approximately 47.67% of the total number of issued shares of Beijing Yanjing through its direct 80% equity interest in Yanjing Brewery.

Scenario Two:



Yanjing Group
The Company (Note)
20%
80%
2.05%
Yanjing Brewery
Public
54.09%
43.86%
Beijing Yanjing

Note: The Company will be effectively holding approximately 43.27% of the total number of issued shares of Beijing Yanjing through its direct 80% equity interest in Yanjing Brewery.

EFFECT OF THE REVISED SHARE REFORM PLAN ON THE COMPANY

Scenario One:

Out of the total number of Non-tradable Shares in issue of 720,336,750, the Company, through its 80% equity interest in Yanjing Brewery, is effectively holding 555,177,000 Non-tradable Shares, representing approximately 77.07% of the total number of Non-tradable Shares in issue. Therefore, based on the said 77.07% effective shareholding of the Company as to the total number of Non-tradable Shares in issue, the Company will have to transfer a total of around 64,357,591 shares of Beijing Yanjing to the Tradable Shares Shareholders. The effective equity interest of the Company in Beijing Yanjing will therefore be reduced from approximately 53.92% to approximately 47.67% after the full implementation of the Share Reform Plan although Beijing Yanjing will remain as an indirectly-owned subsidiary of the Company. In addition, the Company's indirect owned Non-tradable Shares (including the around 64,357,591 shares to be transferred to the Tradable Shares Shareholders) will be converted into Tradable Shares upon completion of the relevant share transfer.

According to the third quarter report of Beijing Yanjing for the nine months ended 30th September 2005, the net asset value of Beijing Yanjing was approximately RMB4,504.68 million. Based on the record on the register of members of Beijing Yanjing, approximately RMB72.20 million of the convertible notes of Beijing Yanjing were exercised between 1st October 2005 and the Latest Registration Date. As a result, taken only into account the effect of the exercise of Beijing Yanjing's convertible notes to the net asset value of Beijing Yanjing, the net asset value of Beijing Yanjing would become approximately RMB4,576.88 million as at the Latest Registration Date (the "Latest Registration Date NAV"). As such, the aforementioned share transfer which represents approximately 6.25% of the Company's effective equity interest in Beijing Yanjing would result in a loss of net asset value in Beijing Yanjing of approximately RMB286.07 million to the Company. Moreover, the loss in net profits in Beijing Yanjing attributable to the aforementioned share transfer to the Company for the year ended 31st December 2004 would be approximately RMB16.91 million based on the net profits of approximately RMB270.51 million as reported in the annual report of Beijing Yanjing for the said financial year.

Scenario Two:

Based on the aforementioned 77.07% effective shareholding of the Company as to the total number of Non-tradable Shares in issue, the Company will have to transfer a total of around 79,065,339 shares of Beijing Yanjing to the Tradable Shares Shareholders. The effective equity interest of the Company in Beijing Yanjing will therefore be reduced from approximately 53.92% to approximately 43.27% after the full implementation of the Share Reform Plan although Beijing Yanjing will remain as an indirectly-owned subsidiary of the Company. In addition, the Company's indirect owned Non-tradable Shares (including the around 79,065,339 shares to be transferred to the Tradable Shares Shareholders) will be converted into Tradable Shares upon completion of the relevant share transfer.

As aforementioned above, the Latest Registration Date NAV was approximately RMB4,576.88 million. The exercise of the Outstanding Convertible Notes would increase the net asset value of Beijing Yanjing while the aforementioned share transfer which represents approximately 10.65% of the Company's effective equity interest in Beijing Yanjing would lead to a loss of net asset value in Beijing Yanjing to the Company. As a result, the overall effect to the Company would be a loss of net asset value in Beijing Yanjing of approximately RMB271.50 million. Moreover, the loss in net profits in Beijing Yanjing attributable to the relevant share transfer to the Company for the year ended 31st December 2004 would be approximately RMB28.81 million based on the net profits of RMB270.51 million as reported the annual report of Beijing Yanjing for the said financial year.

INFORMATION ON YANJING GROUP

Yanjing Group is a state-owned enterprise established under the laws of the PRC. The principal business of Yanjing Group is investment holding and the manufacture and distribution of beverage products.

INFORMATION ON YANJING BREWERY

Yanjing Brewery is a PRC Sino foreign equity joint venture. The principal business of Yanjing Brewery is the manufacture and sales of beer, mineral water and other beverages in the PRC.

INFORMATION ON BEIJING YANJING

Beijing Yanjing is a joint stock company established under the laws of the PRC, the A shares of which are traded on the SSE. Beijing Yanjing is principally engaged in the manufacture and sales of beer, mineral water and other beverages in the PRC. The audited and unaudited consolidated financial information according to PRC Enterprise Accounting Principal and Accounting System of Beijing Yanjing for the two years ended 31st December 2003, 31st December 2004 and the nine months ended 30th September 2005 are set out below:

	For the nine months ended 30th September 2005 (unaudited) *RMB'000*	**For the year ended 31st December 2004 (audited)** *RMB'000*	**For the year ended 31st December 2003 (audited)** *RMB'000*
Total turnover	4,447,213	4,671,170	3,427,721
Profits before taxation and minority interest	404,292	390,987	337,477
Net profits	281,851	270,506	241,928

	As at 30th September 2005 (unaudited) *RMB'000*	As at 31st December 2004 (audited) *RMB'000*	As at 31st December 2003 (audited) *RMB'000*
Total assets	7,959,778	7,374,269	6,010,046
Net asset value	4,504,677	4,211,074	3,953,455

REASONS FOR THE REVISED SHARE REFORM PLAN

The implementation of the Revised Share Reform Plan is in line with the prevailing development of the security market of the PRC and the relevant rules and regulations issued by the authorities of the PRC as listed in the Announcement.

The shares in Beijing Yanjing held effectively by the Company are non-tradable before the Revised Share Reform Plan. The Revised Share Reform Plan will render the Non-tradable Shares held effectively by the Company becoming freely tradable on the SSE except for being restricted by the lock-up as mentioned in the section headed "Undertakings" above. As a result, the Company may adjust its indirect shareholding in Beijing Yanjing more flexibly and easily at the secondary market.

Beijing Yanjing is a well-known beer brand in the PRC. Following the full implementation of the Revised Share Reform Plan, the total issued share capital of Beijing Yanjing will comprise 100% Tradable Shares. Due to this reason, the business performance of Beijing Yanjing would be fully reflected in its share price.

As confirmed by the Directors, the Revised Share Reform Plan will not propose any change of the composition of the existing board of directors and management of Beijing Yanjing, and it will not affect the controlling stake of the Company in Beijing Yanjing. As a result, the Directors consider that the Revised Share Reform Plan will have no material adverse effect on the operations of the Company.

In addition, the Directors consider that the terms of the Revised Share Reform Plan are fair and reasonable and in the interests of the Company and the Shareholders as a whole.

GENERAL

The Group is principally engaged in four major sectors of business: infrastructure and utilities, consumer products, retail services and technology.

As the applicable percentage ratios set out in Rule 14.07 of the Listing Rules exceed 5% but less than 25%, the transfer of shares of Beijing Yanjing pursuant to the Revised Share Reform Plan, representing a maximum reduction of approximately 13.31% of the equity interest of Yanjing Brewery, which is held as to 80% by the Company, in Beijing Yanjing, constitutes discloseable transaction for the Company for the purpose of Chapter 14 of the Listing Rules. Accordingly, the Company is required under the Listing Rules to publish this announcement and to issue a circular to the Shareholders in respect of the relevant share transfer.

A circular containing further details of the relevant share transfer contemplated under the Revised Share Reform Plan will be despatched to the Shareholders in accordance with the Listing Rules.

By the Order of the Board
TAM Chun Fai
Company Secretary

Hong Kong, 11 April 2006

As at the date of this announcement, the executive Directors are Mr. Yi Xi Qun, Mr. Zhang Hong Hai, Mr. Li Fu Cheng, Mr. Bai Jin Rong, Mr. Guo Ying Ming, Mr. Liu Kai, Mr. Zheng Wan He, Mr. Guo Pu Jin, Mr. Zhou Si and Mr. E Meng; the independent non-executive Directors are Mr. Lau Hon Chuen, Ambrose, Dr. Lee Tung Hai, Leo, Mr. Wang Xian Zhang, Mr. Wu Jiesi and Mr. Robert A. Theleen.

Please also refer to the published version of this announcement in The Standard.


北京控股有限公司

BEIJING ENTERPRISES HOLDINGS LIMITED

(Incorporated in Hong Kong with limited liability under the Companies Ordinance)

(Stock code: 392)



ANNOUNCEMENT OF RESULTS FOR THE YEAR ENDED 31 DECEMBER 2005

HIGHLIGHTS

- Turnover for the year amounted to HK$11 billion, representing an increase of 13.8% over last year.
- Profit attributable to shareholders of the Company amounted to HK$570.4 million, representing an increase of 13.3% over last year.
- Basic earnings per share amounted to HK$0.92, representing an increase of HK$0.11 over last year.
- A final dividend of HK20 cents per share is proposed for 2005.

RESULTS

The Board of Directors of Beijing Enterprises Holdings Limited (the "Company") is pleased to present the audited consolidated results of the Company and its subsidiaries (collectively the "Group") for the year ended 31 December 2005, together with comparative figures, for the previous year as follows:

CONSOLIDATED INCOME STATEMENT

For the year ended 31 December 2005

	Notes	**2005**	2004
		HK$'000	*HK$'000*
TURNOVER	2		
Continuing operations		**11,000,613**	8,779,956
Discontinued operation		–	885,684
		11,000,613	9,665,640
Cost of sales		**(8,025,369)**	(7,005,934)

	Notes		
Gross profit		**2,975,244**	2,659,706
Interest income		**73,165**	44,751
Other revenue and gains, net		**447,642**	362,779
Selling and distribution costs		**(1,166,479)**	(835,106)
Administrative expenses		**(1,037,236)**	(1,095,343)
Other operating expenses, net		**(254,757)**	(225,923)
Fair value gains on investment properties, net		**13,635**	13,785
PROFIT FROM OPERATING ACTIVITIES	*3*	**1,051,214**	924,649
Finance costs	*4*	**(156,220)**	(138,048)
Share of profits and losses of:			
Jointly-controlled entities		**(26,892)**	56,453
Associates		**21,793**	51,175
PROFIT/(LOSS) BEFORE TAX			
Continuing operations		***809,908***	*1,018,762*
Discontinued operation		***79,987***	*(124,533)*
		889,895	894,229
TAX	*5*		
Continuing operations		***(175,086)***	*(233,156)*
Discontinued operation		–	*3,687*
		(175,086)	(229,469)
PROFIT/(LOSS) FOR THE YEAR			
Continuing operations		***634,822***	*785,606*
Discontinued operation		***79,987***	*(120,846)*
		714,809	664,760

	Note		
ATTRIBUTABLE TO:			
Shareholders of the Company:			
Continuing operations		***490,435***	*571,892*
Discontinued operations		***79,987***	*(68,704)*
		570,422	503,188
Minority interests		**144,387**	161,572
		714,809	664,760
DIVIDENDS	*6*		
Interim		**62,250**	62,250
Proposed final		**124,500**	124,500
		186,750	186,750
EARNINGS PER SHARE ATTRIBUTABLE TO SHAREHOLDERS OF THE COMPANY	*7*		
Basic for profit for the year		**HK$0.92**	HK$0.81
Basic for profit from continuing operations		**HK$0.79**	HK$0.92
Diluted for profit for the year		**HK$0.90**	HK$0.79
Diluted for profit from continuing operations		**HK$0.78**	HK$0.90

CONSOLIDATED BALANCE SHEET

31 December 2005

	Notes	2005 *HK$'000*	2004 *HK$'000*
ASSETS			
Non-current assets:			
Property, plant and equipment		**8,037,017**	6,338,571
Investment properties		**446,820**	342,722
Prepaid land premiums		**377,320**	430,193
Goodwill		**275,777**	330,198
Other intangible assets		**1,517,866**	1,560,413
Interests in jointly-controlled entities		**182,918**	556,678
Interests in associates		**248,849**	590,869
Properties under development		**–**	132,032
Trade and bills receivables	*8*	**33,202**	69,310
Other receivables		**313,782**	176,881
Pledged bank balances		**34,684**	8,743
Available-for-sale financial assets		**510,037**	285,056
Deferred tax assets		**67,772**	62,747
Total non-current assets		**12,046,044**	10,884,413
Current assets:			
Prepaid land premiums		**12,684**	8,176
Properties under development		**322,301**	–
Properties held for sale		**39,406**	62,990
Inventories		**1,574,923**	1,239,969
Amounts due from customers for contract work		**25,238**	16,915
Trade and bills receivables	*8*	**928,709**	790,034
Other receivables		**1,055,066**	825,359
Financial assets at fair value through profit or loss		**45,551**	50,202
Taxes recoverable		**37,415**	20,167
Pledged bank balances		**15,557**	45,168
Cash and cash equivalents		**3,508,055**	4,141,464
		7,564,905	7,200,444

CONSOLIDATED BALANCE SHEET *(continued)*

31 December 2005

	Notes	**2005** *HK$'000*	2004 *HK$'000*
Assets of a disposal group and non-current assets classified as held for sale		**19,319**	1,304,733
Total current assets		**7,584,224**	8,505,177
TOTAL ASSETS		**19,630,268**	19,389,590
EQUITY AND LIABILITIES			
Equity attributable to shareholders of the Company:			
Issued capital		**62,250**	62,250
Reserves		**8,256,191**	7,694,348
Proposed final dividend		**124,500**	124,500
		8,442,941	7,881,098
Minority interests		**4,064,052**	3,720,099
TOTAL EQUITY		**12,506,993**	11,601,197
Non-current liabilities:			
Bank and other borrowings		**373,311**	1,705,134
Convertible bonds		**548,785**	587,424
Other long term liabilities		**32,682**	8,466
Deferred tax liabilities		**168,527**	163,735
Total non-current liabilities		**1,123,305**	2,464,759
Current liabilities:			
Trade and bills payables	*9*	**1,165,555**	765,782
Amounts due to customers for contract work		**48,580**	51,770
Other payables and accruals		**1,839,417**	1,544,281
Taxes payable		**395,132**	368,369
Bank and other borrowings		**2,505,132**	2,099,637
		5,953,816	4,829,839

CONSOLIDATED BALANCE SHEET *(continued)*

31 December 2005

	Notes	**2005** *HK$'000*	2004 *HK$'000*
Liabilities directly associated with assets of a disposal group and non-current assets classified as held for sale		**46,154**	493,795
Total current liabilities		**5,999,970**	5,323,634
TOTAL LIABILITIES		**7,123,275**	7,788,393
TOTAL EQUITY AND LIABILITIES		**19,630,268**	19,389,590

Notes:

1.1 Basis of preparation

These financial statements have been prepared in accordance with Hong Kong Financial Reporting Standards ("HKFRSs") (which also include Hong Kong Accounting Standards ("HKASs") and Interpretations) issued by the Hong Kong Institute of Certified Public Accountants, accounting principles generally accepted in Hong Kong and the Companies Ordinance. They have been prepared under the historical cost convention, except for (i) the periodic remeasurement of hotel and investment properties, and certain financial assets at fair value; and (ii) a disposal group and non-current assets held for sale, which are stated at the lower of carrying amount and fair value less costs to sell. These financial statements are presented in Hong Kong dollars ("HK$") and all values are rounded to the nearest thousand (HK$'000) except when otherwise indicated.

Basis of consolidation

The consolidated financial statements include the financial statements of the Company and its subsidiaries for the year ended 31 December 2005. Adjustments are made to bring into line any dissimilar accounting policies that may exist. The results of subsidiaries are consolidated from the date of acquisition, being the date on which the Group obtains control, and continue to be consolidated until the date that such control ceases. All significant intercompany transactions and balances within the Group are eliminated on consolidation.

The acquisition of subsidiaries during the year has been accounted for using the purchase method of accounting. This method involves allocating the cost of the business combinations to the fair value of the assets acquired, and liabilities and contingent liabilities assumed at the date of acquisition. The cost of the acquisition is measured at the aggregate of the fair value of the assets given, equity instruments issued and liabilities incurred or assumed at the date of exchange, plus costs directly attributable to the acquisition.

Minority interests represent the interests of outside shareholders in the results and net assets of the Company's subsidiaries.

1.2 Impact of new and revised Hong Kong Financial Reporting Standards

The following new and revised HKFRSs are relevant to the Group and became effective in the current year for the preparation of the financial statements:

- HKAS 1 (Revised) "Presentation of Financial Statements"
- HKAS 16 (Revised) "Property, Plant and Equipment"
- HKAS 27 (Revised) "Consolidated and Separate Financial Statements"
- HKAS 39 (Revised) "Financial Instruments: Recognition and Measurement"
- HKAS 40 (Revised) "Investment Property"
- HKFRS 3 (Revised) "Business Combinations"
- HK-Int 4 "Leases – Determination of the Length of Lease Term in respect of Hong Kong Land Leases"

The above new and revised HKFRSs have had no material impact on the accounting policies of the Group and the Company and the methods of computation in the Group's and the Company's financial statements.

1.3 Impact of issued but not yet effective Hong Kong Financial Reporting Standards

The Group has not applied the following new and revised HKFRSs, which have been issued but are not yet effective and may, in these financial statements. Unless otherwise stated, these HKFRSs are effective for annual periods beginning on or after 1 January 2006:

- HKAS 1 Amendment "Capital Disclosures"
- HKAS 19 Amendment "Actuarial Gains and Losses, Group Plans and Disclosures"
- HKAS 21 Amendment "Net Investment in a Foreign Operation"
- HKAS 39 Amendment "Cash Flow Hedge Accounting of Forecast Intragroup Transactions"
- HKAS 39 Amendment "The Fair Value Option"
- HKAS 39 & HKFRS 4 Amendments "Financial Guarantee Contracts"
- HKFRSs 1 & 6 Amendments "First-time Adoption of Hong Kong Financial Reporting Standards and Exploration for and Evaluation of Mineral Resources"

- HKFRS 6 — "Exploration for and Evaluation of Mineral Resources"
- HKFRS 7 — "Financial Instruments: Disclosures"
- HK(IFRIC)-Int 4 — "Determining whether an Arrangement contains a Lease"
- HK(IFRIC)-Int 5 — "Rights to Interests arising from Decommissioning, Restoration and Environmental Rehabilitation Funds"
- HK(IFRIC)-Int 6 — "Liabilities arising from Participating in a Specific Market – Waste Electrical and Electronic Equipment"
- HK(IFRIC)-Int 7 — "Applying the Restatement Approach under HKAS 29 Financial Reporting in Hyperinflationary Economies"

The HKAS 1 Amendment shall be applied for annual periods beginning on or after 1 January 2007. The revised standard will affect the disclosures about qualitative information about the Group's objective, policies and processes for managing capital; quantitative data about what the Company regards as capital; and compliance with any capital requirements and the consequences of any non-compliance.

HKFRS 7 will replace HKAS 32 and has modified the disclosure requirements of HKAS 32 relating to financial instruments. This HKFRS shall be applied for annual periods beginning on or after 1 January 2007.

In accordance with the amendments to HKAS 39 regarding financial guarantee contracts, financial guarantee contracts are initially recognised at fair value and are subsequently measured at the higher of (i) the amount determined in accordance with HKAS 37 and (ii) the amount initially recognised, less, when appropriate, cumulative amortisation recognised in accordance with HKAS 18.

The HKAS 19 Amendment, HKAS 39 Amendment regarding cash flow hedge accounting of forecast intragroup transactions, HKFRSs 1 and 6 Amendments, HKFRS 6, HK(IFRIC)-Int 5 and HK(IFRIC)-Int 6 do not apply to the activities of the Group. HK(IFRIC)-Int 6 and HK (IFRIC)-Int 7 shall be applied for annual periods beginning on or after 1 December 2005 and 1 March 2006 respectively.

The HKAS 21 Amendment prescribes the accounting treatment on recognition of exchange differences in respect of net investment in foreign operation.

Except as stated above, the Group expects that the adoption of the pronouncements listed above will not have any significant impact on the Group's financial statements in the period of initial application.

2. Turnover and segment information

Turnover represents (1) the aggregate of the invoiced value of goods sold, net of value-added tax, consumption tax and government surcharges, and after allowances for goods returned and trade discounts; (2) the aggregate of revenue from toll revenue and the value of services rendered, net of business and consumption taxes and government surcharges; (3) an appropriate proportion of contract revenue of construction contracts, net of value added tax, business tax and government surcharges; and (4) rental income.

(a) Business segments

The following tables present revenue, profit/(loss) and certain asset, liability and expenditure information for the Group's business segments for the years ended 31 December 2005 and 2004:

Year ended 31 December 2005

Group

	Continuing operations							Discontinued operation		
	Brewery operation	Retail operation	Expressway and toll road operations	Water treatment operation	Telecom-munications and IT related services and products	Corporate and others	Total	Dairy operation	Eliminations	Consolidated
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
Segment revenue:										
Sales to external customers	4,556.142	4,510.210	477,440	506,638	273.199	676,984	11,000,613	-	-	11,000,613
Intersegment sales	-	-	-	-	-	-	-	-	-	-
Other revenue and gains, net	74,424	107,475	3,742	-	9,956	29,318	224,915	79,987	-	304,902
Total	4,630,566	4,617,685	481,182	506,638	283,155	706,302	11,225,528	79,987	-	11,305,515
Segment results	387,883	131,739	290,577	166,595	(8,562)	(206,452)	761,780	79,987		841,767
Interest income							73,165	-		73,165
Unallocated revenue and gains							142,740	-		142,740
Unallocated expenses							(6,458)	-		(6,458)
Profit from operating activities							971,227	79,987		1,051,214
Finance costs							(156,220)	-		(156,220)
Share of profits and losses of:										
Jointly-controlled entities	-	(14,179)	-	-	(264)	(12,449)	(26,892)	-		(26,892)
Associates	(2,391)	-	(410)	-	(411)	25,005	21,793	-		21,793

Profit before tax							809,908	79,987		889,895
Tax							(175,086)	-		(175,086)
Profit for the year							634,822	79,987		714,809
Segment assets	7,458,097	1,474,409	1,709,479	1,238,023	435,974	7,123,702	19,439,684	-	(4,434,091)	15,005,593
Share of net assets of:										
Jointly-controlled entities	-	138,098	-	-	44,649	13,681	196,428	-	-	196,428
Associates	11,395	25,188	3,090	-	2,129	211,404	253,206	-	-	253,206
	7,469,492	1,637,695	1,712,569	1,238,023	482,752	7,348,787	19,889,318	-	(4,434,091)	15,455,227
Unallocated assets							4,219,071	-	-	4,219,071
Total assets							24,108,389	-	(4,434,091)	19,674,298
Segment liabilities	1,777,389	622,744	465,648	458,244	122,347	4,383,888	7,830,260	-	(4,434,091)	3,396,169
Unallocated liabilities							3,771,136	-	-	3,771,136
Total liabilities							11,601,396	-	(4,434,091)	7,167,305
Other segment information:										
Depreciation	429,420	57,923	50,510	86	5,491	51,431	594,861	-	-	594,861
Amortisation of intangible assets	-	-	31,346	71,259	2,312	1,066	105,983	-	-	105,983
Impairment losses on:										
Segment assets	-	-	-	-	-	81,308	81,308	-	-	81,308
Unallocated assets										1,083
Capital expenditure	1,056,158	149,295	9,751	6,304	5,071	142,701	1,369,280	-	-	1,369,280

Year ended 31 December 2004

Group

	Continuing operations							Discontinued operation		
	Brewery operation	Retail operation	Expressway and toll road operations	Water treatment operation	Telecom-munications and IT related services and products	Corporate and others	Total	Dairy operation	Eliminations	Consolidated
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
Segment revenue:										
Sales to external customers	3,494,029	3,021,404	435,371	490,566	436,399	902,187	8,779,956	885,684	-	9,665,640
Intersegment sales	-	-	-	-	-	-	-	-	-	-
Other revenue and gains, net	100,660	44,436	(1,815)	-	1,942	72,577	217,800	16,498	-	234,298
Total	3,594,689	3,065,840	433,556	490,566	438,341	974,764	8,997,756	902,182	-	9,899,938
Segment results	405,108	130,100	262,327	194,297	85,429	(167,111)	910,150	(108,744)		801,406
Interest income							43,708	1,043		44,751
Unallocated revenue and gains							125,903	2,139		128,042
Unallocated expenses							(49,550)	-		(49,550)
Profit/(loss) from operating activities							1,030,211	(105,562)		924,649
Finance costs							(130,338)	(7,710)		(138,048)
Share of profits and losses of:										
Jointly-controlled entities	(5,799)	17,647	-	-	(116)	55,982	67,714	(11,261)		56,453
Associates	11,586	-	-	-	19,897	19,692	51,175	-		51,175
Profit/(loss) for the year							1,018,762	(124,533)		894,229
Tax							(233,156)	3,687		(229,469)
Profit/(loss) for the year							785,606	(120,846)		664,760

Segment assets	5,678,295	1,923,479	1,735,445	1,033,965	553,754	6,398,214	17,323,152	1,153,079	(4,938,888)	13,537,343
Share of net assets of:										
Jointly-controlled entities	-	225,401	-	-	43,585	322,843	591,829	125,113	-	716,942
Associates	335,376	20,406	-	-	140	194,388	550,310	-	-	550,310
	6,013,671	2,169,286	1,735,445	1,033,965	597,479	6,915,445	18,465,291	1,278,192	(4,938,888)	14,804,595
Unallocated assets							4,613,547	26,541	-	4,640,088
Total assets							23,078,838	1,304,733	(4,938,888)	19,444,683
Segment liabilities	1,464,257	979,599	439,043	266,104	139,369	4,248,642	7,537,014	230,763	(4,938,888)	2,828,889
Unallocated liabilities							4,751,565	263,032	-	5,014,597
Total liabilities							12,288,579	493,795	(4,938,888)	7,843,486
Other segment information:										
Depreciation	337,957	91,923	48,866	74	3,887	45,732	528,439	64,546	-	592,985
Amortisation of intangible assets	-	-	30,711	70,656	2,263	1,058	104,688	-	-	104,688
Impairment losses on:										
Segment assets	-	-	-	-	-	29,386	29,386	17,512	-	46,898
Unallocated assets										44,300
Capital expenditure	649,621	242,801	8,809	-	40,629	40,554	982,414	92,393	-	1,074,807

(b) *Geographical segments*

The following table presents revenue and certain asset and expenditure information for the Group's geographical segments:

Group

	Hong Kong		Mainland China		Overseas		Eliminations		Consolidated	
	2005	2004	2005	2004	2005	2004	2005	2004	2005	2004
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
Segment revenue:										
Sales to external customers	13,008	34,742	10,799,561	9,445,907	188,044	184,991	-	-	11,000,613	9,665,640
Intersegment sales	4,642	10,367	-	-	40,381	38,731	(45,023)	(49,098)	-	-
Other revenue	1,445	12,660	302,742	221,638	715	-	-	-	304,902	234,298
Total	19,095	57,769	11,102,303	9,667,545	229,140	223,722	(45,023)	(49,098)	11,305,515	9,899,938
Other segment information:										
Segment assets	4,861,816	4,682,945	14,514,771	13,730,766	63,097	62,520	(4,434,091)	(4,938,888)	15,005,593	13,537,343
Share of net assets of:										
Jointly-controlled entities	-	58	196,428	716,884	-	-	-	-	196,428	716,942
Associates	-	-	253,206	550,310	-	-	-	-	253,206	550,310
	4,861,816	4,683,003	14,964,405	14,997,960	63,097	62,520	(4,434,091)	(4,938,888)	15,455,227	14,804,595
Unallocated assets									4,219,071	4,640,088
Total assets									19,674,298	19,444,683
Capital expenditure	1,972	8	1,366,037	1,072,045	1,271	2,754	-	-	1,369,280	1,074,807

3. PROFIT FROM OPERATING ACTIVITIES

The Group's profit from operating activities is arrived at after charging/(crediting):

	2005	2004
	HK$'000	*HK$'000*
Cost of inventories sold	**7,499,733**	6,123,409
Cost of properties sold	**29,154**	336,525
Cost of services provided	**496,428**	546,000
Depreciation	**594,861**	592,985
Amortisation of operating concessions	**102,605**	101,367
Amortisation of management information systems	**1,887**	1,886
Amortisation of licences	**1,491**	1,435
Impairment of property, plant and equipment	**3,780**	29,386
Impairment of goodwill	**59,658**	17,512
Impairment of licences	**12,000**	–
Impairment of available-for-sale financial assets	**1,083**	44,300
Loss on disposal of property, plant and equipment, net	**5,556**	14,370
(Gain)/loss on disposal of interests in subsidiaries, net	**(81,097)**	6,433
Loss on deemed disposal of interest in a jointly-controlled entity	**316**	680
Loss on deemed disposal of interest in an associate	**927**	–
Amortisation of prepaid land premiums	**12,028**	9,693
Fair value losses on financial assets at fair value through profit or loss, net	**4,132**	4,570
Investment income:		
Listed	**–**	(1,116)
Unlisted	**(3,271)**	(1,937)

4. FINANCE COSTS

	Group 2005 HK$'000	2004 HK$'000
Interest on bank loans, overdrafts and other loans wholly repayable within five years	**140,185**	123,744
Interest on convertible bonds	**6,755**	7,193
Interest on other loans	**3,975**	8,215
Imputed interest for an interest-free other loan from a minority shareholder	**5,609**	–
Total finance costs	**156,524**	139,152
Less: Interest capitalised in property, plant and equipment	**(304)**	(1,104)
	156,220	138,048

5. TAX

Hong Kong profits tax has been provided at the rate of 17.5% (2004: 17.5%) on the estimated assessable profits arising in Hong Kong during the year. The income tax provision in respect of operations in Mainland China and overseas is calculated at the applicable tax rates on the estimated assessable profits for the year based on existing legislation, interpretations and practices in respect thereof.

	Group 2005 HK$'000	2004 HK$'000
Continuing operations:		
Current – PRC		
Hong Kong	**165**	712
Mainland China	**200,060**	239,301
(Overprovision)/underprovision in prior years	**(23,765)**	5
Current – Overseas	**1,097**	486
Deferred	**(2,471)**	(7,348)
Tax charge from continuing operations	**175,086**	233,156
Discontinued operation:		
Current – Mainland China, the PRC	–	1,693
Deferred	–	(5,380)
Tax credit from discontinued operation	–	(3,687)
Total tax charge for the year	**175,086**	229,469

6. Dividends

	2005	2004
	HK$'000	*HK$'000*
Interim – HK$0.10 (2004: HK$0.10) per ordinary share	**62,250**	62,250
Proposed final – HK$0.20 (2004: HK$0.20) per ordinary share	**124,500**	124,500
	186,750	186,750

The proposed final dividend for the year is subject to the approval of the Company's shareholders at the forthcoming annual general meeting.

7. The basis of calculation for basic EPS and diluted EPS

The calculation of the basic and diluted earnings per share for the year ended 31 December 2005 is based on the following data:

Earnings:

	2005	2004
	HK$'000	*HK$'000*
(i) For profit for the year:		
Profit for the year attributable to shareholders of the Company, used in the basic earnings per share calculation	570,422	503,188
Interest expense for the year relating to the liability component of the convertible bonds of Yanjing Brewery, net of current tax	4,526	4,819
Decrease in profit for the year of Yanjing Brewery attributable to the Group, as a result of the dilution of interest in Yanjing Brewery assuming the exercise of all the outstanding convertible bonds issued by Yanjing Brewery	(12,466)	(14,077)
Profit for the year attributable to shareholders of the Company, used in the diluted earnings per share calculation	562,482	493,930

(ii) For profit for the year from continuing operations:

	2005	2004
	HK$'000	*HK$'000*
Profit for the year from continuing operations attributable to shareholders of the Company, used in the basic earnings per share calculation	490,435	571,892
Interest expense for the year relating to the liability component of the convertible bonds of Yanjing Brewery, net of current tax	4,526	4,819
Decrease in profit for the year of Yanjing Brewery attributable to the Group, as a result of the dilution of interest in Yanjing Brewery assuming the exercise of all the outstanding convertible bonds issued by Yanjing Brewery	(12,466)	(14,077)
Profit for the year from continuing operations attributable to shareholders of the Company, used in the diluted earnings per share calculation	482,495	562,634

Number of ordinary shares:

	2005	2004
Weighted average number of ordinary shares in issue during the year used in basic and diluted earnings per share calculations	622,500,000	622,500,000

The exercise of the outstanding share options of the Company, Beijing Development (Hong Kong) Limited and Xteam Software International Limited, the subsidiaries of the Company, during the years ended 31 December 2005 and 2004 did not have a diluting effect on the Group's basic earnings per share for these years.

8. Trade and bills receivables

The various group companies have different credit policies, depending on the requirements of their markets and the businesses which they operate. Certain customers are allowed to settle the construction contract sum by three annual instalments. Aged analyses of trade and bills receivables are prepared and closely monitored in order to minimise any credit risk associated with receivables.

An aged analysis of the Group's trade and bills receivables as at the balance sheet date, based on the invoice date and net of provisions, is as follows:

	Group	
	2005	2004
	HK$'000	*HK$'000*
Within one year	**769,933**	755,437
One to two years	**112,168**	79,490
Two to three years	**66,728**	15,651
Over three years	**13,082**	8,766
	961,911	859,344
Less: Portion classified as current assets	**(928,709)**	(790,034)
Non-current portion	**33,202**	69,310

9. Trade and bills payables

An aged analysis of the Group's trade and bills payables as at the balance sheet date, based on invoice date, is as follows:

	Group	
	2005	2004
	HK$'000	*HK$'000*
Within one year	**1,120,017**	724,357
One to two years	**25,677**	18,703
Two to three years	**7,313**	8,141
Over three years	**12,548**	14,581
	1,165,555	765,782

DIVIDENDS

The Directors of the Company recommended the payment of a final dividend of HK20 cents per share for the year ended 31 December 2005 payable to shareholders whose names appear on the Register of Members of the Company on Tuesday, 20 June 2006. Subject to the approval of shareholders at the forthcoming annual general meeting, the final dividend will be paid on or around Friday, 28 July 2006.

MANAGEMENT DISCUSSION AND ANALYSIS

Business review

Infrastructure and Public Utilities

Toll Roads

The traffic volume of Beijing Capital Airport Expressway increased by 7.7 % to 45.96 million vehicles in 2005, a new record for the Expressway. Average daily traffic flow was 125,918 vehicles which was close to the designed capacity of 135,000 vehicles. The traffic volume growth for Airport Expressway will be constrained without expansion or extension to the original road structure.

The traffic volume of Shenzhen Shiguan Toll Road declined by 7.3 % to 10.07 million vehicles in 2005 mainly due to reconstruction work of certain bridge structure along the toll road.

The revenue from toll road operations increased by 9.7% to HK$477 million comparing to last year. Segment net profits attributable to the Group increased by 11.8% to 227 million.

Water Treatment Concession

Operating profit attributable to the Group remained steady at approximately HK$128 million. The cash return from this water treatment concession remained the major source of cash income for the Group in the year 2005.

Consumer Products

Beer

The sales volume for Yanjing's brewery operations increased by 8.7% to 3.13 million tons in 2005, another record level for Yanjing. The turnover for 2005 was HK$4.556 billion, increased 30.4% comparing to last year. Yanjing has an estimated market share of 85% in Beijing city and 12% on nationwide basis. The growth in the premium sector beer market was most encouraging, sales volume increased almost 38% to 90,000 tons in 2005.

The operating profit attributable to the Group increased by 4.7% to HK$134 million. Also, the Group shared an exceptional gain of HK$12.23 million through the exercise of convertible bonds of Yanjing Brewery by the Yanjing Brewery's bondholders. The profit margin for Yanjing's beer products remained steady mainly due to effective cost control measure.

Yanjing has established and acquired 19 regional beer operations throughout the PRC and bear a total operating capacity of 4.5 million tons. Yanjing is poised to maintain its leading position in the China beer market and plans to become one of the top ten brewer in the world.

Retail and Tourism Services

Retail

The revenue of Wangfujing Department Stores jumped 45.3% to HK$4.737 billion mainly due to acquisition and opening of new stores in Beijing and other provinces in the PRC. Wangfujing operates altogether 13 medium and large scale department stores in the PRC with a total floor area of 299,043 square metres.

Riding on the strong turnover growth, net profit attributable to the Group improved to HK$15.7 million. Some of the new stores have not yet achieved economy of scale and are still suffering from operating losses. Also, the operating profits derived from department store business was largely offset by interest expenses and set up costs of new stores.

Tourism

The Group is transforming into a limited diversified conglomerate with focus on infrastructure and utilities business and supplemented by consumer products sector. In order to achieve this strategic goal, the Group disposed of Jianguo Hotel last year. During the year, the Company completed the disposal of Badaling Tourism Development Ltd. as well. Only Longqingxia tourism site was left behind in this sector.

The tourism sector suffered a minor loss in 2005 due to the impairment provision for investment in Long Qing Xia. The Group will ultimately withdraw from this sector in the future.

Technology

Information Technology

Beijing Development (Hong Kong) Limited remained the Group's IT application flagship. Its consolidated turnover almost remained unchanged at HK$531 million in 2005. The Group share a net operating loss of HK$19.56 million mainly due to provision against certain receivables of services income derived in previous years. Beijing Development recently secured major system integration provision contracts for Beijing Subway system and is expected to drive revenue and profit growth in the future.

Others

Ever Source Science & Technology Development Co., Limited engages in the development and use of the energy (heat) of the earth's surface. After five years' practice, its development and use of surface energy (heat) is applied to buildings located in different geological conditions, area and functions. At present, its products for surface heat gathering are under proprietary intellectual property rights protection, standardized, and produced in large scale.

Since 2005, Ever Source Science & Technology Development Co., Limited has been establishing regional energy service companies as franchised operations to promote the use of surface energy (heat) as a first alternative strategic energy resource for heating.

Formerly an engineering contractor, Ever Source Science & Technology Development Co., Limited is in the process of transformation into a product supplier and a technology service supplier using an integrated technology platform as support, while sales, construction works, operation services, and supply of parts and accessories are carried out by regional companies.

The business turnover of Ever Source Science & Technology Development Co., Limited has undergone a significant fall as a result of operation mode adjustments. In 2005, a net operating loss of approximately HK$30 million of Ever Source Science & Technology Development Co., Limited was attributed to the Group. Given the implementation of the strategy of using the surface energy as a heating substitute, its business is expected to improve in the near future.

FINANCIAL REVIEW

Overall analysis of results

Turnover of the Group was approximately HK$11 billion for the year, increased 13. 8% comparing to last year. The strong growth was driven by merger of Shuang An and Dong An department stores with Wangfujing Group in Beijing, opening of new department stores by Wangfujing Group as well as expansion of regional operations by Yanjing Brewery.

Profit attributable to shareholders of the Company for year 2005 increased by 13.3% to HK$570.4 million. Earning per share was up the same extent to HK$0.92. The healthy growth in net profit was helped by deconsolidation of loss making dairy business since the beginning of 2005. During the year, the strong revenue growth of the Capital Expressway and turnaround of Wangfujing' retail business helped to drive the operating profit growth of the Group.

Overall gross profit margin was steady at 27% mainly due to steady product price and materials costs. Selling and distribution costs increased significantly also due to consolidation of results of Shuang An and Dong An department stores as well as Huiquan Beer.

Exceptional Profits

During the year, the Group completed the sale of equity interests in Sanyuan Foods and Badaling Tourism Development Ltd and several other smaller projects and altogether derived gross exceptional gain of approximately HK$217 million. The Group also took the chance to make provision for the diminution in value of goodwill attributing to certain non performing assets and diminution in value of some other investment projects. The net exceptional gain attributable to the Group was approximately HK$128 million.

Cashflow and Financial Position

Cash position decreased by approximately HK$637 million mainly due to early partial repayment of the outstanding syndicated loans. Total bank borrowings including long term loans declined by a greater extent of HK$926 million due to receipt of certain proceeds from disposal of Sanyuan Dairy and Badaling Tourism Development Ltd. Net cash position (cash netting off bank loans and convertible bond) was HK$131 million at end of 2005.

Non-current assets increased by approximately HK$1.16 billion mainly due to merger of Shuangon and Tungon department stores as well as consolidation of Huiquan Beer upon acquisition of its controlling interests.

Current assets at end of the year decreased significantly by HK$921 million mainly due to exclusion of relevant assets of Sanyuan upon completion of sale of its equity interests and transfer of prepaid expenditure to fixed assets by Yanjing Brewery.

Current liabilities increased by HK$676 million mainly due to consolidation of Huiquan Beer and merger of Shuang An and Dong An department stores.

Net current assets of the Group was HK$1.58 billion at end of 2005.

SUBSEQUENT EVENTS

The Group has initiated the share reform plan of Beijing Yanjing Beer Ltd., an A share listed company in the Shenzhen Stock Exchange. Details and potential financial impact of the initial share reform plan was announced in a separate announcement on 31 March 2006. Upon completion of the share reform plan, the Group's equity interests in Yanjing will become tradable shares and is likely to be more valuable.

On 31 March 2006, the Group entered into conditional sale and purchase agreement to sell the entire 50.13% controlling interests in Wangfujing department Stores Ltd. The details of the transaction was announced in a separate announcement on 3 April 2006. Upon completion of the transaction, the Group is expected to derive exceptional gain of approximately HK$180 million. Also, the Group will completely withdraw from the retail and tourism sector and focus its future resources on the development and operation of utilities and infrastructure projects in Beijing area.

CAPITALISATION

Shareholders' equity increased to approximately HK$8.44 billion while minority interests amounted to approximately HK$4.06 billion as at 31 December 2005.

PROSPECTS

Upon completion of disposal of controlling stake in Wangfujing Department Stores Ltd, the Group will become more focused on infrastructure and utilities sector. In the mean time, the Group will remain committed to brandname beer business, continue to develop the national brandname.

In the toll road business, the Group has committed to invest and construct the northern extension of the Beijing Capital Expressway. The new extension is expected to expand total traffic volume and bring in additional revenue.

As regarding utilities business, the Group is in the process of feasibility study of new water purification project in Beijing. Also, the Group is pursuing possibility of investing in pipeline gas business in Beijing and neighbouring provinces.

EMPLOYEES

At the year end date, the Group employed approximately 34,400 employees for its principal business. The Group ensures that the pay levels of its employees are competitive.

COMPLIANCE WITH THE "CODE ON CORPORATE GOVERNANCE PRACTICES"

Save as disclosed below, the directors believe that the Company complied with the code provisions (the "Code Provisions") as set out in Appendix 14 "Code on Corporate Governance Practices" to the Listing Rules for the year ended 31 December 2005.

Code Provision A.1.1

Code Provision A.1.1 stipulates that members of the Board should meet regularly and board meetings should be held at least four times a year at approximately quarterly intervals and such regular board meetings will normally involve the active participation, either in person or through other electronic means of communication.

More than four board meetings were held during the year but not on a regular basis. Directors consider it is more efficient to hold board meetings to address emerging issues as appropriate. Sufficient measures will be taken to ensure that the Company's corporate governance practices are no less exacting than those in this Code.

Code Provision A.4.1

The non-executive directors of the Company are not appointed for specific terms, which deviates from the requirement of Code Provision A.4.1. However, in view of the fact that non-executive directors are subject to retirement by rotation in accordance with the Company's Articles of Association, the Company considers that there are sufficient measures to ensure that the corporate governance standard of the Company is not less exacting than that of the Code Provisions.

COMPLIANCE WITH THE "MODEL CODE"

The Company has adopted Appendix 10 "Model Code" to the Listing Rules to govern securities transactions by the directors. After having made specific enquiry to all directors, all directors confirm that they complied with the "Model Code" during the year ended 31 December 2005.

AUDIT COMMITTEE

The Audit Committee comprises three Independent Non-executive Directors of the Company Dr. Lee Tung Hai, Leo (the Chairman of the Committee), Mr. Wang Xian Zhang and Mr. Wu Jiesi. The Audit Committee is primarily responsible for reviewing and providing supervision over the financial reporting procedure and internal controls of the Company. The annual results have been reviewed by the Audit Committee of the Company and audited by the Company's auditors, Ernst & Young. An unqualified auditors' report will be included in the Annual Report to shareholders.

CLOSURE OF REGISTER OF MEMBERS

The Register of Members of the Company will be closed from Thursday, 15 June 2006 to Tuesday, 20 June 2006 (both days inclusive), during which period no transfer of shares will be registered. In order to qualify for entitlement to the proposed final dividend and for attending the forthcoming annual general meeting of the Company to be held on Tuesday, 20 June 2006, all transfers of shares accompanied by the relevant share certificates and transfer forms must be lodged with the Company's Share Registrar, Tengis Limited, 26/F., Tesbury Centre, 28 Queen's Road East, Hong Kong for registration not later than 4:30 p.m. on Wednesday, 14 June 2006.

PURCHASE, SALE AND REDEMPTION OF LISTED SECURITIES OF THE COMPANY

Neither the Company, nor any of its subsidiaries purchased, sold or redeemed any of the Company's listed securities during the year.

PUBLICATION OF THE FINAL RESULTS AND ANNUAL REPORT

This results announcement is published on the Company's website (www.behl.com.hk) and the website of the Stock Exchange (www.hkex.com.hk). The annual report and the notice of annual general meeting will be sent to all shareholders and will be published on the websites of the Company and the Stock Exchange in due course.

Executive Directors:

Yi Xi Qun; Zhang Hong Hai; Li Fu Cheng; Bai Jin Rong; Guo Ying Ming; Liu Kai; Zheng Wan He; Guo Pu Jin; Zhou Si and E Meng

Independent Non-Executive Directors:

Lau Hon Chuen, Ambrose; Lee Tung Hai, Leo; Wang Xian Zhang; Wu Jiesi; Robert A. Theleen

On behalf of the Board
Yi Xi Qun
Chairman

Hong Kong, 11 April 2006

Please also refer to the published version of this announcement in South China Morning Post.

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.


SEC MAIL
RECEIVED
PROCESSING
MAY 0 5 2006
WASH
SECTION



北京控股有限公司

BEIJING ENTERPRISES HOLDINGS LIMITED

(Incorporated in Hong Kong with limited liability under the Companies Ordinance)

(Stock Code: 392)

MAJOR TRANSACTION IN RELATION TO THE DISPOSAL OF THE ENTIRE INDIRECT EQUITY INTEREST IN BEIJING WANGFUJING DEPARTMENT STORE (GROUP) COMPANY LIMITED

The Company announces that on 31st March 2006, BJLF and BEHIM (two subsidiaries of the Company) entered into the Wangfujing Agreement, pursuant to which, BJLF and BEHIM have conditionally agreed to sell their respective entire 49.52% and 0.61% equity interests in Wangfujing to BE Group, for the aggregate consideration of RMB1,000,000,000 (equivalent to approximately HK$970,873,786). The consideration under the Wangfujing Agreement will be settled in cash by instalments by BE Group to the Company in accordance with the terms of the Wangfujing Agreement.

Upon completion of the Transaction, BE Group will be interested in 50.13% of equity interest in Wangfujing. In addition, Wangfujing will no longer be an indirectly owned subsidiary of the Company upon completion of the Transaction.

With reference to the announcement of the Company dated 8th January 2005, BE Group will become the new ultimate holding company of the Company upon completion of the Shareholding Reallocation which is part of the Beijing Municipal Government's assets restructuring plan and its plan to centralise the management of the state-owned assets. However, to the best knowledge of the Directors, the Shareholding Reallocation has not been completed as at the date of this announcement and accordingly, BE Group is not a connected person to the Company as defined under the Listing Rules.

As the applicable percentage ratios set out in Rule 14.07 of the Listing Rules exceed 25% but less than 75%, the entering into of the Wangfujing Agreement constitutes major transaction for the Company for the purpose of Chapter 14 of the Listing Rules and is therefore subject to approval by the Shareholders at the EGM. BEIL and its associates will abstain from voting at the EGM to approve the Wangfujing Agreement and the Transaction.

A circular containing, inter alias, details of the Transaction and a notice to convene the EGM, will be despatched to the Shareholders as soon as practicable.

On 31st March 2006, BJLF and BEHIM entered into an agreement with BE Group for the disposal of their respective entire 49.52% and 0.61% equity interests in Wangfujing.

THE WANGFUJING AGREEMENT, DATED 31ST MARCH 2006

Parties

Vendors:	BJLF, a beneficially owned subsidiary of the Company BEHIM, a wholly owned subsidiary of the Company
Purchaser:	BE Group, a company indirectly owned by the Beijing Municipal Government

Assets to be disposed of

49.52% equity interest and 0.61% equity interest in Wangfujing owned by BJLF and BEHIM respectively

Consideration

The consideration is RMB1,000,000,000 (equivalent to approximately HK$970,873,786) or approximately RMB5.08 (equivalent to approximately HK$4.93) per the number of Wangfujing Shares totalling 197,015,570 which are held by BJLF and BEHIM respectively.

The consideration has been arrived at after arm's length negotiations between the parties to the Wangfujing Agreement with reference to BJLF's attributable 49.52% equity interest and BEHIM's attributable 0.61% equity interest in Wangfujing's unaudited net asset value as at 30th September 2005 according to PRC GAAP of approximately RMB1,602,021,545 (equivalent to approximately HK$1,555,360,723) or approximately RMB4.08 (equivalent to approximately HK$3.96) per Wangfujing Share plus the estimated revaluation surplus on the properties portfolio of Wangfujing and the relevant rules and regulations on share transfer of the Shanghai Stock Exchange.

Payment terms

The consideration shall be satisfied in cash by three instalments in the manner set out below:–

(i) RMB300,000,000 (equivalent to approximately HK$291,262,136), representing 30% of the total consideration shall be paid to the Company within 10 days after the condition (ii) as listed below is satisfied;

(ii) RMB300,000,000 (equivalent to approximately HK$291,262,136), representing 30% of the total consideration shall be paid to the Company no later than 31st December 2007; and

(iii) RMB400,000,000 (equivalent to approximately HK$388,349,514), representing the remaining 40% of the total consideration shall be paid to the Company no later than 31st December 2008.

Conditions precedent

Completion of the Wangfujing Agreement is conditional upon:–

(i) all consents, approvals, waivers, authorisations and clearances (if any) of any relevant PRC governmental or regulatory authority necessary for the parties to enter into and perform the Wangfujing Agreement having been obtained; and

(ii) the Shareholders approving the Wangfujing Agreement at the EGM.

There is no provision for any of the conditions set out above to be waived in the Wangfujing Agreement and the parties hereto will terminate the Transaction if no viable solution can be reached in the event that the conditions precedent are not satisfied.

Completion

Completion is to take place 10 days after all the conditions precedent as stated above have been satisfied. The completion date of the Wangfujing Agreement may subject to change upon agreement by the parties hereto.

INFORMATION ON BJLF

BJLF is a company established in the PRC. The principal business of BJLF is the provision of investment management and consultancy services. BJLF has a registered capital of RMB100,000,000.

INFORMATION ON BEHIM

BEHIM is a company established in the PRC. The principal business of BEHIM is the provision of management and consultancy services. BEHIM has a registered capital of HK$61,100,000.

INFORMATION ON BE GROUP

BE Group is a company established in the PRC and is indirectly owned by the Beijing Municipal Government. The principal business of BE Group is investment holding.

INFORMATION ON WANGFUJING

Wangfujing is a company incorporated in the PRC with limited liability, the shares of which are listed on the Shanghai Stock Exchange A Share Market. Wangfujing has registered capital of RMB392,973,026 (equivalent to approximately HK$381,527,210) and is owned as to 49.52% by BJLF and as to 0.61% by BEHIM. The Wangfujing Shares, other than those owned by BJLF and BEHIM, are held by the public. Since BJLF is a beneficially owned subsidiary of the Company while BEHIM is a wholly owned subsidiary of the Company, Wangfujing is indirectly owned as to 50.13% by the Company.

Wangfujing is principally engaged in the retail business of department stores in the PRC. Currently, Wangfujing operates altogether 14 medium to large-scaled department stores in various cities in the PRC, like Guangzhou, Wuhan and Chengdu. Furthermore, Wangfujing is also involved in different other business areas such as real estate, securities, import and export trade and processing.

The audited and unaudited consolidated financial information according to PRC GAAP of Wangfujing for the two years ended 31st December 2003, 31st December 2004 and the nine months ended 30th September 2005 are set out below:

	Year ended 31st December				Nine months ended 30th September	
	2003 (audited)		2004 (audited)		2005 (unaudited)	
	RMB'000	*HK$'000*	*RMB'000*	*HK$'000*	*RMB'000*	*HK$'000*
Turnover	3,180,807	3,088,163	4,119,228	3,999,251	3,502,732	3,400,711
Profit/(loss) before taxation and minority interest	67,362	65,400	76,430	74,204	82,802	80,390
Net profit/(loss)	12,691	12,322	13,384	12,995	42,562	41,322

	As at 31st December				As at 30th September	
	2003 (audited)		2004 (audited)		2005 (unaudited)	
	RMB'000	*HK$'000*	*RMB'000*	*HK$'000*	*RMB'000*	*HK$'000*
Net asset value	1,544,899	1,499,902	1,579,108	1,533,115	1,602,022	1,555,361

The Company will render an estimated exceptional gain of approximately RMB185,400,000 (equivalent to approximately HK$180,000,000) upon completion of the disposal of Wangfujing.

As at the date of this announcement, there is no inter-company loan, advance or any other financial arrangement between the Group and Wangfujing.

REASONS FOR ENTERING INTO THE TRANSACTION

The Group is principally engaged in four major sectors of business: infrastructure and utilities, consumer products, retail services and technology.

As stated in the 2004 annual report of the Company, it was the intention of the Directors to adjust its investment strategy to focus on the business segments of infrastructure and utilities. During 2005, the Group had been trying to simplify its business structure and had transformed into a corporate structure where infrastructure and utilities are the major components in the asset portfolio while supported by a brand name consumer product concept. Upon completion of the Transaction, the Group will cease to engage in the retail business in the PRC currently operated by Wangfujing. The Directors believe that the disposal of Wangfujing has a positive impact to streamline its asset portfolio and reorganise assets not in line with its overall development strategy.

The aggregate proceeds from the Transaction of approximately RMB1,000,000,000 (equivalent to approximately HK$970,873,786) will be applied towards general working capital of the Company and no specific investment has been identified by the Company at this stage for the utilisation of the proceeds.

The Board considers that the terms of the Wangfujing Agreement including, without limitation, the consideration payable thereunder and the manner in which such consideration will be settled, are on normal commercial terms, fair and reasonable and are in the interests of the Shareholders as a whole.

The simplified shareholding structure of the Group prior and subsequent to the Transaction is set out below:–

PRIOR TO THE TRANSACTION


Beijing Municipal Government
100%
BHL
72.72%
BEIL
60.08%
The Company
100%
100%
BJLF
BEHIM
49.52%
0.61%
Wangfujing

SUBSEQUENT TO THE TRANSACTION


Beijing Municipal Government
100%
100%
BHL
BE Group
72.72%
50.13%
BEIL
Wangfujing
60.08%
The Company
100%
100%
BJLF
BEHIM

GENERAL

Upon completion of the Transaction, BE Group will be interested in 50.13% of equity interest in Wangfujing. In addition, Wangfujing will no longer be an indirectly owned subsidiary of the Company upon completion of the Transaction.

With reference to the announcement of the Company dated 8th January 2005, BE Group will become the new ultimate holding company of the Company upon completion of the Shareholding Reallocation which is part of the Beijing Municipal Government's assets restructuring plan and its plan to centralise the management of the state-owned assets. However, to the best knowledge of the Directors, the Shareholding Reallocation has not been completed as at the date of this announcement and accordingly, BE Group is not a connected person to the Company as defined under the Listing Rules.

As the applicable percentage ratios set out in Rule 14.07 of the Listing Rules exceed 25% but less than 75%, the entering into of the Wangfujing Agreement constitutes major transaction for the Company for the purpose of Chapter 14 of the Listing Rules and is therefore subject to approval by the Shareholders at the EGM. BEIL and its associates will abstain from voting at the EGM to approve the Wangfujing Agreement and the Transaction.

A circular containing, inter alias, details of the Transaction and a notice to convene the EGM, will be despatched to the Shareholders as soon as practicable.

DEFINITION

In this announcement, the following expressions have the following meaning unless the context requires otherwise:–

"BE Group"	Beijing Enterprises Group Holdings Limited (北京控股集團有限公司), a company established in the PRC, which is wholly owned by the Beijing Municipal Government
"BEHIM"	Beijing Enterprises Holdings Investment Management Company Limited (北京控股投資管理有限公司), a sino joint venture company established in the PRC, which is a wholly owned subsidiary of the Company
"BEIL"	Beijing Enterprises Investments Limited, a company incorporated in the British Virgin Islands
"BHL"	Beijing Holdings Limited (京泰實業(集團)有限公司), a company incorporated in Hong Kong, which is currently beneficially wholly owned by the Beijing Municipal Government
"BJLF"	Beijing Jing Lian Fa Investment Management Centre (北京市京聯發投資管理中心), a company established in the PRC, which is a beneficially owned subsidiary of the Company
"Board"	the board of Directors
"Company"	Beijing Enterprises Holdings Limited, a company incorporated in Hong Kong with limited liability, the shares of which are listed on the Stock Exchange
"Director(s)"	the director(s) of the Company
"EGM"	the extraordinary general meeting to be convened by the Company for the Shareholders to consider and pass, if thought fit, resolutions proposed for the approving and implementing the Transaction
"Group"	the Company and its subsidiaries

"HK$"	Hong Kong dollar(s), the lawful currency of Hong Kong
"Hong Kong"	the Hong Kong Special Administrative Region of the People's Republic of China
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange
"PRC"	the People's Republic of China, excluding Hong Kong, the Macau Special Administrative Region of the People's Republic of China and Taiwan for the purpose of this announcement
"PRC GAAP"	PRC Enterprise Accounting Principle and Enterprise Accounting System
"RMB"	Renminbi, the lawful currency of the PRC
"Share Reallocation"	the proposed transfer, by way of allocation, of the beneficial interest in the entire issued share capital of BHL from the Beijing Municipal Government to BE Group
"Shareholder(s)"	the shareholder(s) of the Company
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"Transaction"	the disposal of the entire 49.52% equity interest and the entire 0.61 equity interest in Wangfujing by BJLF and BEHIM respectively to BE Group pursuant to the terms of the Wangfujing Agreement
"Wangfujing"	Beijing Wangfujing Department Store (Group) Company Limited (北京王府井百貨(集團)股份有限公司), a joint stock company established under the laws of the PRC and the 50.13% equity interest of which is currently owned by subsidiaries of the Company, the listed A shares of which are traded on the Shanghai Stock Exchange
"Wangfujing Agreement"	An agreement dated 31st March 2006 entered into among BJLF, BEHIM and BE Group in respect of the transfer of BJLF and BEHIM's respective 45.92% and 0.61% equity interests in Wangfujing

"Wangfujing Share(s)"	ordinary share(s) in the existing share capital of Wangfujing
"%"	per cent.

By the Order of the Board
TAM Chun Fai
Company Secretary

Hong Kong, 31st March 2006

The conversion of RMB into HK$ in this announcement is based on the approximate exchange rate of HK$1.00 = RMB1.03

As at the date of this announcement, the Board comprises Mr. Yi Xi Qun, Mr. Zhang Hong Hai, Mr. Li Fu Cheng, Mr. Bai Jin Rong, Mr. Guo Ying Ming, Mr. Liu Kai, Mr. Zheng Wan He, Mr. Guo Pu Jin, Mr. Zhou Si and Mr. E Meng as executive Directors; Mr. Lau Hon Chuen, Ambrose, Dr. Lee Tung Hai, Leo, Mr. Wang Xian Zhang, Mr. Wu Jiesi and Mr. Robert A. Theleen as independent non-executive Directors.

Please also refer to the published version of this announcement in Sourth China Morning Post.



北京控股有限公司

BEIJING ENTERPRISES HOLDINGS LIMITED

(Incorporated in Hong Kong with limited liability under the Companies Ordinance)
(website: www.behl.com.hk)
(Stock Code: 392)


MAY 0 5 2006
WASH. D.C.
152

PROPOSED SHARE REFORM PLAN OF A SUBSIDIARY – BEIJING YANJING BREWERY COMPANY LIMITED

This announcement is made in accordance with Rule 13.09(1) of the Listing Rules.

The Board announces that pursuant to the relevant rules and regulations issued by the authorities of the PRC as listed in the paragraph to be followed, a share reform plan on Beijing Yanjing has been initiated by the Non-tradable Shares Shareholders, namely Yanjing Brewery (being a subsidiary of the Company) and Yanjing Group. Beijing Yanjing is a joint stock company established under the laws of the PRC, the domestic A shares of which are listed on the SSE.

Pursuant to the Share Reform Plan, the Non-tradable Shares Shareholders proposed to offer 2.1 Non-tradable Shares to each Tradable Shares Shareholder for every 10 Tradable Shares held by each Tradable Shares Shareholder as recorded on the register of members of Beijing Yanjing on the Share Registration Date as a consideration for the Tradable Shares Shareholders to agree to the conversion of the Non-tradable Shares into tradable shares of Beijing Yanjing. If the Share Reform Plan is fully implemented, the total issued share capital of Beijing Yanjing will comprise 100% of tradable shares.

The Share Reform Plan was prepared by the board of directors of Beijing Yanjing under the authorisation of the Non-tradable Shares Shareholders. Beijing Yanjing may or may not proceed with the Share Reform Plan. The terms of the Share Reform Plan as set out in this announcement are subject to changes and finalisation after discussions between the Non-tradable Shares Shareholders and the Tradable Shares Shareholders and they do not constitute an offer and are not legally binding. In the event that the Share Reform Plan has been finalised or there is any material change or progress of the Share Reform Plan, the Company will issue an announcement to inform the Shareholders and the public. If the Share Reform Plan proceeds, it may constitute a notifiable transaction of the Company. The Company will comply with the notification, disclosure and shareholders' approval requirements, as applicable, in accordance with the Listing Rules.

This announcement is made in accordance with Rule 13.09(1) of the Listing Rules.

Pursuant to the relevant rules and regulations issued by the authorities of the PRC, including "Certain Opinions on Further Reform, Liquidity and Stable Development of the Capital Market" (關於推進資本市場改革開放和穩定發展的若干意見), "The Guidelines on Share Reform Proposals of Listed Companies" (關於上市公司股權分置改革的指導意見), and "Provisions on Management of Share Reform Proposals of Listed Companies" (上市公司股權分置改革管理辦法), the Board announces that a share reform plan on Beijing Yanjing has been initiated by the Non-tradable Shares Shareholders.

THE SHAREHOLDING STRUCTURE OF BEIJING YANJING PRIOR TO THE SHARE REFORM PLAN

As at the Latest Registration Date, Beijing Yanjing had (i) a total number of issued shares of 1,029,608,406, comprising 720,336,750 Non-tradable Shares and 309,271,656 Tradable Shares; and (ii) outstanding convertible notes in the amount of approximately RMB498,989,300 which are convertible into 70,678,371 Tradable Shares. In the event that the Outstanding Convertible Notes have been fully exercised by their respective holders, which are all independent third parties to the Company and the Non-tradable Shares Shareholders, on or before the Share Registration Date, the total number of issued shares of Beijing Yanjing and the total number of Tradable Shares will be increased to 1,100,286,777 and 379,950,027 respectively. The Non-tradable Shares are only held by two PRC companies, namely Yanjing Brewery and Yanjing Group. As at the Latest Registration Date, the number of the Non-tradable Shares held by Yanjing Brewery and Yanjing Group was 693,971,250 and 26,365,500 respectively, representing approximately 67.40% and 2.56% of the total number of issued shares of Beijing Yanjing. The Company, through its existing 80% equity interest in Yanjing Brewery, was effectively holding 555,177,000 Non-tradable Shares, representing approximately 53.92% and 77.07% of the total number of issued shares of Beijing Yanjing and the total number of Non-tradable Shares in issue. Whereas Yanjing Group, through its direct holding of the 26,365,500 Non-tradable Shares and its existing 20% equity interest in Yanjing Brewery, is beneficially interested in approximately 16.04% of the total issued share capital of Beijing Yanjing.

The chart below depicts the shareholding structure of Beijing Yanjing as at the Latest Registration Date:


Yanjing Group
The Company (Note)
20%
80%
2.56%
Yanjing Brewery
Public
67.40%
30.04%
Beijing Yanjing

Note: The Company was effectively holding approximately 53.92% of the total number of issued shares of Beijing Yanjing through its direct 80% equity interest in Yanjing Brewery.

THE SHARE REFORM PLAN

Terms of the Share Reform Plan

Pursuant to the Share Reform Plan, the Non-tradable Shares Shareholders proposed to offer 2.1 Non-tradable Shares to each Tradable Shares Shareholder for every 10 Tradable Shares held by each Tradable Shares Shareholder as recorded on the register of members of Beijing Yanjing on the Share Registration Date as a consideration for the Tradable Shares Shareholders to agree to the conversion of the Non-tradable Shares into tradable shares of Beijing Yanjing.

Effect of the Share Reform Plan on the shareholding structure of Beijing Yanjing

As aforementioned above, Beijing Yanjing had an aggregate of 309,271,656 Tradable Shares in issue as at the Latest Registration Date. Accordingly, if the Share Reform Plan is fully implemented, an aggregate of 64,947,048 existing Non-tradable Shares will be transferred by the Non-tradable Shares Shareholders to the Tradable Shares Shareholders. In the event that the Outstanding Convertible Notes have been fully exercised by their respective holders on or before the Share Registration Date, Beijing Yanjing will have an aggregate of 379,950,027 Tradable Shares in issue as also mentioned above. Under this scenario, an aggregate of 79,789,506 existing Non-tradable Shares will be transferred by the Non-tradable Shares Shareholders to the Tradable Shares Shareholders following the full implementation of the Share Reform Plan. As a result, in both scenarios, the Share Reform Plan will lead to a change in the percentage of shareholding of the Non-tradable Shares Shareholders and the Tradable Shares Shareholders. In addition, the total issued share capital of Beijing Yanjing will comprise 100% of tradable shares.

The charts below depict the shareholding structure of Beijing Yanjing after the full implementation of the Share Reform Plan:

Scenario one: assuming that none of the Outstanding Convertible Notes have been exercised by their respective holders on or before the Share Registration Date


Yanjing Group
The Company (Note)
20%
80%
2.33%
Yanjing Brewery
Public
61.32%
36.35%
Beijing Yanjing

Note: The Company was effectively holding approximately 49.06% of the total number of issued shares of Beijing Yanjing through its direct 80% equity interest in Yanjing Brewery.

Scenario two: assuming that the Outstanding Convertible Notes have been fully exercised by their respective holders on or before the Share Registration Date


Yanjing Group
The Company (Note)
20%
80%
2.13%
Yanjing Brewery
Public
56.09%
41.78%
Beijing Yanjing

Note: The Company was effectively holding approximately 44.87% of the total number of issued shares of Beijing Yanjing through its direct 80% equity interest in Yanjing Brewery.

Effect of the Share Reform Plan on the Company

Scenario one: assuming that none of the Outstanding Convertible Notes have been exercised by their respective holders on or before the Share Registration Date

Based on the 77.07% effective shareholding of the Company as to the total number of Non-tradable Shares in issue, the Company will have to transfer a total of around 50,055,912 shares of Beijing Yanjing to the Tradable Shares Shareholders. The effective equity interest of the Company in Beijing Yanjing will therefore be reduced from approximately 53.92% to approximately 49.06% after the full implementation of the Share Reform Plan but Beijing Yanjing will remain as an indirectly owned subsidiary of the Company. In addition, the Company's indirectly owned Non-tradable Shares (including the around 50,055,912 shares to be transferred to the Tradable Shares Shareholders) will be converted into tradable shares of Beijing Yanjing upon completion of the said transfer.

According to the third quarter report of Beijing Yanjing for the nine months ended 30 September 2005, the net asset value of Beijing Yanjing was approximately RMB4,504.68 million. Based on the record on the register of members of Beijing Yanjing, approximately RMB72.20 million of the convertible notes of Beijing Yanjing were exercised between 1 October 2005 and the Latest Registration Date. As a result, taken only into account the effect of the exercise of Beijing Yanjing's convertible notes to the net asset value of Beijing Yanjing, the net asset value of Beijing Yanjing would become approximately RMB4,576.88 million as at the Latest Registration Date (the "Latest Registration Date NAV"). As such, the aforementioned share transfer which represents approximately 4.86% of the Company's effective equity interest in Beijing Yanjing would result in a loss of net asset value in Beijing Yanjing of approximately RMB222.52 million to the Company. Moreover, the loss in net profits in Beijing Yanjing attributable to the aforementioned share transfer to the Company for the year ended 31 December 2004 would be approximately RMB13.15 million based on the net profits of approximately RMB270.51 million as reported in the annual report of Beijing Yanjing for the said financial year.

Scenario two: assuming that the Outstanding Convertible Notes have been fully exercised by their respective holders on or before the Share Registration Date

Based on the 77.07% effective shareholding of the Company as to the total number of Non-tradable Shares in issue, the Company will have to transfer a total of around 61,495,271 shares of Beijing Yanjing to the Tradable Shares Shareholders. The effective equity interest of the Company in Beijing Yanjing will therefore be reduced from approximately 53.92% to approximately 44.87% after the full implementation of the Share Reform Plan but Beijing Yanjing will remain as an indirectly owned subsidiary of the Company. In addition, the Company's indirectly owned Non-tradable Shares (including the around 61,495,271 shares to be transferred to the Tradable Shares Shareholders) will be converted into tradable shares of Beijing Yanjing upon completion of the said transfer.

As aforementioned above, the Latest Registration Date NAV was approximately RMB4,576.88 million. The exercise of the Outstanding Convertible Notes would increase the net asset value of Beijing Yanjing while the share transfer which represents approximately 9.05% of the Company's effective equity interest in Beijing Yanjing would lead to a loss of net asset value in Beijing Yanjing to the Company. As a result, the overall effect to the Company would be a loss of net asset value in Beijing Yanjing of approximately RMB190.44 million. Moreover, the loss in net profits in Beijing Yanjing attributable to the aforementioned share transfer to the Company for the year ended 31 December 2004 would be approximately RMB24.49 million based on the net profits of RMB270.51 million as reported in the annual report of Beijing Yanjing for the said financial year.

The Share Reform Plan was prepared by the board of directors of Beijing Yanjing under the authorisation of the Non-tradable Shares Shareholders. Beijing Yanjing may or may not proceed with the Share Reform Plan. The terms of the Share Reform Plan as set out in this announcement are subject to changes and finalisation after discussions between the Non-tradable Shares Shareholders [illegible]

Shares Shareholders and they do not constitute an offer and are not legally binding. In the event that the Share Reform Plan has been finalised or there is any material change or progress of the Share Reform Plan, the Company will issue an announcement to inform the Shareholders and the public. If the Share Reform Plan proceeds, it may constitute a notifiable transaction of the Company. The Company will comply with the notification, disclosure and shareholders' approval requirements, as applicable, in accordance with the Listing Rules.

BUSINESS OF BEIJING YANJING

Beijing Yanjing is principally engaged in the manufacture and sales of beer, mineral water and other beverages in the PRC.

DEFINITIONS

In this announcement, unless the context otherwise requires, the following terms shall have the following meanings:

"Beijing Yanjing"	Beijing Yanjing Brewery Company Limited (北京燕京啤酒股份有限公司), a joint stock company established under the laws of the PRC and an indirectly owned subsidiary of the Company, the A shares of which are listed on the SSE
"Board"	the board of Directors
"Company"	Beijing Enterprises Holdings Limited, a company incorporated in Hong Kong with limited liability, the shares of which are listed on the Stock Exchange
"Director(s)"	the director(s) of the Company
"Hong Kong"	the Hong Kong Special Administrative Region of the PRC
"Latest Registration Date"	28 February 2006
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange
"Non-tradable Share(s)"	the share(s) of Beijing Yanjing which cannot be traded on the SSE
"Non-tradable Shares Shareholders"	the holders of the Non-tradable Shares, being Yanjing Brewery and Yanjing Group
"Outstanding Convertible Notes"	the convertible notes of Beijing Yanjing which remained outstanding as at the Latest Registration Date
"PRC"	the People's Republic of China, excluding Hong Kong, the Macau Special Administrative Region of the PRC and Taiwan for the purpose of this announcement
"RMB"	Renminbi, the lawful currency of the PRC
"Share Reform Plan"	the share reform plan pursuant to which the Non-tradable Shares are converted into tradable shares of Beijing Yanjing

"Share Registration Date"	the share registration date to determine the identity of the Tradable Shares Shareholders who have the right to receive shares of Beijing Yanjing offered by the Non-tradable Shares Shareholders pursuant to the Share Reform Plan, such date has yet to be determined
"Shareholder(s)"	the shareholder(s) of the Company
"SSE"	the Shenzhen Stock Exchange
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"Tradable Shares"	the share(s) of Beijing Yanjing which are tradable on the SSE
"Tradable Shares Shareholder(s)"	the holder(s) of the Tradable Share(s)
"Yanjing Brewery"	Beijing Yan Jing Brewery Company Limited (北京燕京啤酒有限公司), a PRC Sino foreign equity joint venture held as to 80% by the Company and 20% by the Yanjing Group
"Yanjing Group"	Beijing Yan Jing Beer Group Company (北京燕京啤酒集團公司), a state-owned enterprise established under the laws of the PRC
"%"	per cent.

By the Order of the Board
TAM Chun Fai
Company Secretary

Hong Kong, 30 March 2006

As at the date of this announcement, the executive Directors are Mr. Yi Xi Qun, Mr. Zhang Hong Hai, Mr. Li Fu Cheng, Mr. Bai Jin Rong, Mr. Guo Ying Ming, Mr. Liu Kai, Mr. Zheng Wan He, Mr. Guo Pu Jin, Mr. Zhou Si and Mr. E Meng; the independent non-executive Directors are Mr. Lau Hon Chuen, Ambrose, Dr. Lee Tung Hai, Leo, Mr. Wang Xian Zhang, Mr. Wu Jiesi and Mr. Robert A. Theleen.

Please also refer to the published version of this announcement in The Standard.



北京控股有限公司

BEIJING ENTERPRISES HOLDINGS LIMITED

(Incorporated in Hong Kong with limited liability under the Companies Ordinance)

(website: www.behl.com.hk)

(Stock Code: 392)


SEC MAIL PROCESSING
RECEIVED
MAY 05 2006
WASH DC SECTION

OVERSEAS REGULATORY ANNOUNCEMENT
PROPOSED SHARE REFORM PLAN OF A SUBSIDIARY – BEIJING YANJING BREWERY COMPANY LIMITED

This announcement is made in accordance with Rule 13.09(2) of the Listing Rules.

The Board announces that Beijing Yanjing, an indirectly owned subsidiary of the Company, the domestic A shares of which are listed on the SSE, has commenced the procedures of share reform as at the date of this announcement.

Trading in the A shares of Beijing Yanjing on the SSE has been suspended as at the date of this announcement pending the release of further announcement(s) containing details of the share reform plan.

This announcement is made in accordance with Rule 13.09(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules").

The board of directors (the "Board") of Beijing Enterprises Holdings Limited (the "Company") wishes to announce that pursuant to the relevant rules and regulations issued by the authorities of the People's Republic of China (the "PRC"), including "Certain Opinions on Further Reform, Liquidity and Stable Development of the Capital Market" (關於推進資本市場改革開放和穩定發展的若干意見), "The Guidelines on Share Reform Proposals of Listed Companies" (關於上市公司股權分置改革的指導意見), and "Provisions on Management of Share Reform Proposals of Listed Companies" (上市公司股權分置改革管理辦法), Beijing Yanjing Brewery Company Limited ("Beijing Yanjing"), an indirectly owned subsidiary of the Company established under the laws of the PRC, the domestic A shares of which are listed on the Shenzhen Stock Exchange (the "SSE"), has consulted the SSE on the feasibility and the timetable for formulating the share reform plan and holding the relevant shareholders' meeting.

Trading in the A shares of Beijing Yanjing on the SSE has been suspended as at the date of this announcement pending the release of further announcement(s) containing details of the share reform. Beijing Yanjing will disclose details of the share reform plan in accordance with the development of the share reform as when appropriate and necessary.

The Company will comply with the disclosure requirement under the Listing Rules in relation to further development of the share reform and details of the share reform plan of Beijing Yanjing.

By the Order of the Board
TAM Chun Fai
Company Secretary

Hong Kong, 27 March 2006

As at the date of this announcement, the Board comprises Mr. Yi Xi Qun, Mr. Zhang Hong Hai, Mr. Li Fu Cheng, Mr. Bai Jin Rong, Mr. Guo Ying Ming, Mr. Liu Kai, Mr. Zheng Wan He, Mr. Guo Pu Jin, Mr. Zhou Si and Mr. E Meng as executive Directors; Mr. Lau Hon Chuen, Ambrose, Dr. Lee Tung Hai, Leo, Mr. Wang Xian Zhang, Mr. Wu Jiesi and Mr. Robert A. Theleen as independent non-executive Directors.

Please also refer to the published version of this announcement in The Standard.



北京控股有限公司

BEIJING ENTERPRISES HOLDINGS LIMITED

(Incorporated in Hong Kong under the Companies Ordinance)

(website: www.behl.com.hk)

(Stock Code : 392)

RESIGNATION OF DIRECTOR

The Board of Directors of Beijing Enterprises Holdings Limited (the "Company") announces the resignation of Mr. Li Man as an executive director of the Company effective on 23rd December 2005.

The Board of Directors of Beijing Enterprises Holdings Limited (the "Company") announces that Mr. Li Man resigned of his own accord as an executive director of the Company effective on 23rd December 2005. Mr. Li and the Company have confirmed that Mr. Li has no disagreement with the Board of Directors and there is no other matter that needs to be brought to the attention of holders of securities of the Company in relation to his resignation. The Board of Directors takes this opportunity to express their appreciation for his valuable contribution to the Company.

The directors of the Company as at the date of this announcement are as follows:

Executive Directors:
Mr. Yi Xi Qun; Mr. Zhang Hong Hai; Mr. Li Fu Cheng; Mr. Bai Jin Rong; Mr. Guo Ying Ming; Mr. Liu Kai; Mr. Zheng Wan He; Mr. Guo Pu Jin; Mr. Zhou Si; Mr. E Meng

Independent Non-Executive Directors:
Mr. Lau Hon Chuen, Ambrose; Dr. Lee Tung Hai, Leo; Mr. Wang Xian Zhang; Mr. Wu Jiesi; Mr. Robert A. Theleen

By order of the Board
Tam Chun Fai
Company Secretary

Hong Kong, 23rd December 2005

Please also refer to the published version of this announcement in South China Morning Post.

INFORMATION MEMORANDUM

Beijing Enterprises Investments Limited

(incorporated with limited liability in the British Virgin Islands)

US$118,350,000

Zero Coupon Exchangeable Bonds due 2010

exchangeable into Shares of



北京控股有限公司

BEIJING ENTERPRISES HOLDINGS LIMITED



SEC MAIL PROCESSING SECTION
RECEIVED
MAY 05 2006
WASH, D.C.
152

Beijing Enterprises Holdings Limited

(incorporated with limited liability in Hong Kong)

Issue Price: 100 per cent.

The Zero Coupon Exchangeable Bonds due 2010 in the aggregate principal amount of US$118,350,000 (the "Bonds") will be issued by Beijing Enterprises Investments Limited (the "Issuer").

The Bonds constitute direct, unconditional, unsubordinated and unsecured obligations of the Issuer. Each Bond will, at the option of the holder, be exchangeable (unless previously redeemed, exchanged or purchased and cancelled) on or after 20 January 2006 up to 14 December 2010 into fully paid ordinary shares with a par value of HK$0.10 each (the "Shares") of Beijing Enterprises Holdings Limited (the "Company") at an initial exchange price of HK$15.295 per Share with a fixed exchange rate of HK$7.7541 to US$1.00. The exchange price is subject to adjustment in the circumstances described under "Terms and Conditions of the Bonds – Exchange". The closing price of the Shares on The Stock Exchange of Hong Kong Limited (the "Hong Kong Stock Exchange") on 19 December 2005 was HK$12.90 per Share.

Unless previously redeemed, exchanged or purchased and cancelled, the Bonds will be redeemed at 116.05 per cent. of their principal amount on 21 December 2010. On 21 December 2008, the holder of each Bond will have the right, at such holder's option, to require the Issuer to redeem all or some only of the Bonds of such holder on the Put Option Date at 109.34 per cent. of their principal amount. On or at any time after 21 December 2008, the Issuer may redeem all or from time to time some (being US$1,000,000 in principal amount or an integral multiple thereof) of the Bonds, at any time prior to maturity, at the Early Redemption Amount (as defined in the Terms and Conditions), provided, however, that no such redemption may be made unless (a) either (x) (i) the Closing Price (as defined in the Terms and Conditions) of the Shares for a period of 30 consecutive Trading Days, the last of which occurs not more than 10 days prior to the date upon which notice of such redemption is published, is at least 130 per cent. of the applicable Early Redemption Amount (translated into Hong Kong dollars at the Prevailing Rate (as defined in the Terms and Conditions)) divided by the Exchange Ratio (as defined in the Terms and Conditions) and (ii) the Closing Price of the Shares converted into United States dollars at the Prevailing Rate for such 30 consecutive Trading Days is at least 130 per cent. of the applicable Early Redemption Amount divided by the Exchange Ratio; or (y) at least 95 per cent. of the original issued principal amount of the Bonds have been exchanged, redeemed or purchased and cancelled and (b) if the Redemption Date (as defined in the Terms and Conditions) therefor would not fall during a Suspension Period (as defined in the Terms and Conditions). The Bonds may also be redeemed at the option of the holders at the Early Redemption Amount upon the Shares ceasing to be listed or admitted to trading on the Hong Kong Stock Exchange or the occurrence of a Change of Control (as defined in the Terms and Conditions) pursuant to a tender offer to be made by the Issuer. All, but not some only, of the Bonds may be redeemed at any time at their Early Redemption Amount in the event of certain changes relating to the PRC, Hong Kong or British Virgin Islands taxation. See "Terms and Conditions of the Bonds – Redemption, Purchase and Cancellation".

The Issuer is the holding company of the Company. As at 19 December 2005, it holds 373,999,900 Shares or 60.08 per cent. of the issued share capital of the Company, which holding constitutes the only material asset of the Issuer. The Bonds are not secured against any assets of the Issuer and are not guaranteed by any other entities.

The Issuer will make, in the Trust Deed, certain undertakings including undertakings relating to limitations on liens on its assets and the incurrence of any debt other than the Bonds, subject to exceptions set out in the Trust Deed. The Issuer will also undertake to maintain a direct ownership in the issued share capital of the Company of not less than 50 per cent. These undertakings are contractual in nature and the Issuer's obligations under the Bonds are not backed up by any security or guarantee from any other person.

Investing in the Bonds and the Shares involves certain other risks. See "Risk Factors" beginning on page 12 for a discussion of certain factors to be considered in connection with an investment in the Bonds.

The Bonds and the Shares deliverable upon exchange of the Bonds have not been and will not be registered under the United States Securities Act of 1933, as amended (the "Securities Act") and, subject to certain exceptions, may not be offered or sold within the United States.

For a description of these and certain further restrictions on offers and sales of the Bonds and the Shares deliverable upon exchange of the Bonds and the distribution of this Information Memorandum, see "Subscription and Sale".

The Bonds will be represented by beneficial interests in a permanent global certificate (the "Global Certificate") in registered form, without interest coupons attached, which will be registered in the name of a nominee of, and shall be deposited on or about 21 December 2005 (the "Closing Date"), with, a common depositary for, Euroclear Bank S.A./N.V., as operator of the Euroclear System ("Euroclear") and Clearstream Banking, société anonyme ("Clearstream").

Beneficial interests in the Global Certificate will be shown on, and transfers thereof will be effected only through, records maintained by Euroclear and Clearstream. Except as described herein, certificates for the Bonds will not be issued in exchange for interests in the Global Certificate.

Sole Bookrunner and Lead Manager

Deutsche Bank

Information Memorandum dated 20 December 2005

The Issuer, having made all reasonable enquiries, confirms that (i) this Information Memorandum contains all information with respect to the Issuer, the Company and the Company and its subsidiaries (collectively, the "Group"), and the issue of the Bonds and the Shares, which is material in the context of the issue and offering of the Bonds, (ii) the statements contained in it relating to the Issuer, the Company and the Group are in every material respect true and accurate and not misleading, (iii) the opinions and intentions expressed in this document with regard to the Issuer, the Company and the Group are honestly held, have been reached after considering all relevant circumstances and are based on reasonable assumptions, (iv) there are no other facts in relation to the Issuer, the Company, the Group, the Bonds or the Shares the omission of which would, in the context of the issue and offering of the Bonds, make any statement in this Information Memorandum misleading in any material respect and (v) all reasonable enquiries have been made by the Issuer to ascertain such facts and to verify the accuracy of all such information and statements. In addition, the Issuer accepts full responsibility for the accuracy of the information contained in this Information Memorandum.

This Information Memorandum has been prepared by the Issuer solely for use in connection with the proposed offering of the Bonds described in this Information Memorandum. The distribution of this Information Memorandum and the offering of the Bonds in certain jurisdictions may be restricted by law. Persons into whose possession this Information Memorandum comes are required by the Issuer and Deutsche Bank AG, Hong Kong Branch (the "Lead Manager") to inform themselves about and to observe any such restrictions. No action is being taken to permit a public offering of the Bonds or the Shares deliverable upon exchange of the Bonds or the distribution of this document in any jurisdiction where action would be required for such purposes. There are restrictions on the offer and sale of the Bonds and the Shares deliverable on exchange or redemption of the Bonds, and the circulation of documents relating thereto, in certain jurisdictions including the United States, the United Kingdom, Japan, Singapore and Hong Kong, and to persons connected therewith. For a description of certain further restrictions on offers, sales and resales of the Bonds and distribution of this Information Memorandum, see "Subscription and Sale".

No person has been or is authorised to give any information or to make any representation concerning the Issuer, the Company, the Group, the Bonds or the Shares other than as contained herein and, if given or made, any such other information or representation should not be relied upon as having been authorised by the Issuer, the Lead Manager, the Trustee or the Agents. Neither the delivery of this document nor any offer, sale or delivery made in connection with the issue of the Bonds shall, under any circumstances, constitute a representation that there has been no change or development reasonably likely to involve a change in the affairs of the Issuer, the Company, the Group or any of them since the date hereof or create any implication that the information contained herein is correct as of any date subsequent to the date hereof. This Information Memorandum does not constitute an offer of, or an invitation by or on behalf of the Issuer, the Lead Manager, the Trustee or the Agents to subscribe for or purchase any of, the Bonds or Shares and may not be used for the purpose of an offer to, or a solicitation by, anyone in any jurisdiction or in any circumstances in which such offer or solicitation is not authorised or is unlawful. This Information Memorandum is not intended to invite offers to subscribe for or purchase the Shares.

No representation or warranty, express or implied, is made or given by the Lead Manager, the Trustee or the Agents as to the accuracy, completeness or sufficiency of the information contained in this Information Memorandum, and nothing contained in this Information Memorandum is, or shall be relied upon as, a promise, representation or warranty by the Lead Manager, the Trustee or the Agents. This Information Memorandum is not intended to provide the basis of any credit or other evaluation nor should it be

considered as a recommendation by any of the Issuer, the Company, the Lead Manager, the Trustee or the Agents that any recipient of this Information Memorandum should purchase the Bonds. Each potential purchaser of the Bonds should determine for itself the relevance of the information contained in this Information Memorandum and its purchase of the Bonds should be based upon such investigations with its own tax, legal and business advisers as it deems necessary.

In connection with the issue of the Bonds, Deutsche Bank AG, Hong Kong Branch as the stabilising manager (the "Stabilising Manager") (or persons acting on behalf of the Stabilising Manager) may over-allot the Bonds or effect transactions with a view to supporting the market price of the Bonds at a level higher than that which might otherwise prevail. However, there is no assurance that the Stabilising Manager (or persons acting on behalf of the Stabilising Manager) will undertake stabilisation action. Any stabilisation action may begin on or after the date on which adequate public disclosure of the terms of the offer of the Bonds is made and, if begun, may be ended at any time, but it must end no later than the earlier of 30 days after the issue date of the Bonds and 60 days after the date of the allotment of the Bonds.

In making an investment decision, investors must rely on their own examination of the Issuer, the Company, the Group and the terms of the offering, including the merits and risks involved. See "Risk Factors" for a discussion of certain factors to be considered in connection with an investment in the Bonds.

Each person receiving this Information Memorandum acknowledges that such person has not relied on the Lead Manager or any person affiliated with the Lead Manager in connection with its investigation of the accuracy of such information or its investment decision.

The Company has prepared audited consolidated financial statements for the years ended 31 December 2003 and 2004 and unaudited condensed consolidated financial statements for the six months ended 30 June 2004 and 2005. The Issuer has prepared unaudited unconsolidated financial statements for the six months ended 30 June 2005, see "Summary Financial Information". These financial statements were prepared in conformity with HKFRS.

Unless otherwise specified or the context requires, references herein to "Hong Kong dollars", "HK dollars", "HK$" and "HK¢" are to the lawful currency of the Hong Kong Special Administrative Region ("Hong Kong"), references herein to "US dollars" or "US$" are to the lawful currency of the United States of America, references herein to "Renminbi" or "RMB" are to the lawful currency of the People's Republic of China (the "PRC" or "China"), references to "HKFRS" are to accounting principles generally accepted in Hong Kong and references to "IFRS" are to International Financial Reporting Standards. For convenience only and unless otherwise noted, all translations from HK dollars into US dollars in this Information Memorandum were made at the rate of HK$7.7567 to US$1.00, being the noon buying rate in New York City for cable transfers on 30 September 2005. No representation is made that the HK dollar or US dollar amounts referred to in this Information Memorandum could have been or could be converted into US dollars or HK dollars, as the case may be, at any particular rate or at all. For further information relating to exchange rates, see "Exchange Rates".

In this Information Memorandum, where information has been presented in thousands or millions of units, amounts may have been rounded up or down. Accordingly, totals of columns or rows of numbers in tables may not be equal to the apparent total of the individual items and actual numbers may differ from those contained herein due to rounding. References to information in billions of units are to the equivalent of a thousand million units.

INCORPORATION OF FINANCIAL INFORMATION

The audited consolidated financial statements of the Company for the year ended 31 December 2004, together with the comparative consolidated financial statements of the Company for the year ended 31 December 2003, contained in the Annual Report of the Company for the year ended 31 December 2004 and the unaudited condensed consolidated financial statements of the Company for the six months ended 30 June 2005, together with the comparative unaudited condensed consolidated financial statements of the Company for the six months ended 30 June 2004, contained in the Interim Report of the Company for the six months ended 30 June 2005, are incorporated by reference in this Information Memorandum. Copies of the accounts are available and may be (i) obtained free of charge at the specified office of the Issuer in Hong Kong at Room 4301, Central Plaza, 18 Harbour Road, Wanchai, Hong Kong or (ii) downloaded free of charge from the Company's website on the internet at www.behl.com.hk.

SUMMARY

The summary below is only intended to provide a limited overview of information described in more detail elsewhere in this Information Memorandum. As it is a summary, it does not contain all of the information that may be important to investors and terms defined elsewhere in this Information Memorandum shall have the same meanings when used in this Summary. Prospective investors should therefore read this Information Memorandum in its entirety.

The Issuer

The Issuer is the holding company of the Company. As at 19 December 2005, the Issuer owned 373,999,900 Shares or 60.08 per cent. of the issued share capital of the Company, which shareholding constitute the only material asset of the Issuer. As of 19 December 2005, the value of the Shares owned by the Issuer was HK$4.82 billion (US$0.62 billion), based on the closing price of the Shares of the Hong Kong Stock Exchange on such date. Other than holding its interest in the Company, the Issuer does not have any independent business operations and is not engaged in any other material business activities.

The Issuer will, under the Trust Deed, undertake that so long as any Bonds remain outstanding, *inter alia*, (i) it will not create or permit to subsist any security interest upon its property, assets or revenues, present or future, to secure for the benefit of the holders of any debt, the payment of any sum due under such debt, or the guarantee or indemnity obligation in relation thereto; (ii) it will not incur any debt other than the Bonds; (iii) it will maintain a direct ownership of not less than 50 per cent. of the issued share capital of the Company and (iv) it will not engage in any business or other activities other than holding Shares and activities in connection with such shareholding and with the Bonds. The Issuer will also undertake that it will use the proceeds received from the issuance of the Bonds to repay all of the debt of the Issuer owing to Beijing Holdings Limited ("BHL") as of the date of issuance of the Bonds and on-lend the balance of such proceeds to BHL pursuant to an on-lending agreement dated 21 December 2005 between the Issuer and BHL. These undertakings are subject to significant exceptions set forth in the Trust Deed, and are more fully described under "Terms and Conditions of the Bonds — Undertakings". See also "Risk Factors — Risks relating to the Offering Structure".

The Issuer, a 72.72 per cent. owned subsidiary of BHL, was incorporated under the laws of the British Virgin Islands on 20 February 1997. BHL is an overseas window company of, and is controlled by, the Beijing Municipal Government, see "Beijing Holdings Limited". The remaining 27.28 per cent. of the interest in the issued share capital of the Issuer is held by other entities which are also controlled by the Beijing Municipal Government.

The Company

Overview

Beijing Enterprises Holdings Limited (the "Company") was incorporated in Hong Kong on 26 February 1997 to act as the primary overseas listed vehicle and window company of the Beijing Municipal Government. The Company is majority-owned by the Issuer, an investment holding company that is beneficially owned by the Beijing Municipal Government through BHL and other entities under its control.

The Company is an investment holding company that undertakes its businesses through its subsidiaries, associates and jointly-controlled entities. As the largest overseas listed conglomerate established by the Beijing Municipal Government, the Group is primarily engaged in:

- Infrastructure and utilities: the management and operation of the Capital Airport Expressway, the Shenzhen Shiguan Road and Bridge and the operation of a water treatment project in Beijing;
- Consumer products: the manufacture, distribution and sale of beer and wine (including Yanjing Brewery);
- Retail and Tourism: the provision of retail and tourism services (including the Wangfujing Department Stores); and
- Technology: the provision of internet and communications services and information technology solutions (including both hardware and software services), construction and installation of geothermal energy systems, operation of multipurpose electronic payment cards and on-line medical insurance and social security insurance business.

Since 2004, the Group has undertaken various group reorganisation initiatives to rationalise and simplify its business structure with an aim to develop itself into a leading player in the infrastructure and utilities sector with a clear business focus, supplemented by a branded consumer product business. As part of its strategy to focus on its core business of infrastructure and utilities, the Group has disposed of its interests in various entities engaged in non-core businesses such as dairy products, hotels and tourism, and technology. See "Description of the Company — Non-core Asset Disposals".

The Company has been listed on the Hong Kong Stock Exchange since 1997. As at the close of business on 19 December 2005, the Company had a market capitalisation of approximately HK$8.03 billion.

For the six months ended 30 June 2005, the Company's unaudited consolidated turnover was approximately HK$5.1 billion and its unaudited consolidated profit attributable to shareholders was approximately HK$326.9 million. As at 30 June 2005, the Company's unaudited consolidated total assets were approximately HK$19.0 billion and its total equity was approximately HK$11.9 billion.

For the year ended 31 December 2004, the Company's audited consolidated turnover was approximately HK$9.7 billion and its audited consolidated profit attributable to shareholders was approximately HK$503.2 million.

Strategy

The Group's strategy consists of the following key elements:

- In line with its strategic objective of establishing itself as an investment and financial platform of the infrastructure and utilities business of Beijing, the Group will actively seek opportunities to acquire high quality infrastructure and utilities businesses in Beijing and other parts of China with solid business records and significant development potential. In particular, the Group will seek strategic acquisitions within such industry focus which will develop synergy with the Group's existing infrastructure and utilities business. In respect of infrastructure business, the Company intends to expand and reinforce its investment in its toll roads and water treatment businesses. It is also interested in acquiring pipeline gas projects in Beijing with a view to participate in Beijing's continuing economic growth, although no concrete timetable or term of such acquisition is available yet.

- The Group will continue to streamline its asset portfolio including the reorganisation and disposal of non-core assets as and when opportunities arise and suitable investors can be identified.

- The Group will continue to enhance the results of operations and profitability of Yanjing Brewery and consolidate its status as a renowned brand in the PRC beer industry through (i) developing premium products to mitigate the impact of rising costs of raw materials; (ii) maintaining a low gearing ratio and implementing measures to integrate and streamline the operations of its recently acquired investees to take full advantage of the opportunities arising from such acquisitions; (iii) expediting the development of its regional business; and (iv) accelerating the research and development of new products and production technologies.

SUMMARY FINANCIAL INFORMATION

The following tables set forth the summary consolidated financial information of the Company for the periods indicated.

The summary audited consolidated financial information of the Company for the years ended 31 December 2003 and 2004 set forth below are derived from the Company's published audited consolidated financial statements for the year ended 31 December 2004 (which have been audited by Ernst & Young, certified public accountants) included in the Company's annual report for the year ended 31 December 2004 and should be read in conjunction with the published audited consolidated financial statements of the Company for the year ended 31 December 2004 and the notes thereto.

The summary unaudited consolidated financial information of the Company for the six months ended 30 June 2004 and 2005 set forth below are derived from the Company's published unaudited condensed consolidated financial statements for the six months ended 30 June 2005 included in the Company's interim report for the six months ended 30 June 2005 and should be read in conjunction with the published unaudited condensed consolidated financial statements of the Company for the six months ended 30 June 2005 and the notes thereto. The financial position and results of operations of the Company for the six months ended 30 June 2005 should not be taken as an indication of the expected financial position and results of operations for the full year ended 31 December 2005.

The summary unaudited unconsolidated financial information of the Issuer for the six months ended 30 June 2005 set forth below are derived from the Issuer's unaudited unconsolidated financial statements for the six months ended 30 June 2005.

The consolidated financial statements of the Company and unconsolidated financial statements of the Issuer are prepared and presented in accordance with HKFRS.

Selected Financial Information of the Company

Consolidated Profit and Loss Account Data

	For the year ended 31 December		For the six months ended 30 June	
	2003	2004	2004	2005
	HK$'000 (Restated) (Audited)	HK$'000 (Audited)	HK$'000 (Restated) (Unaudited)	HK$'000 (Unaudited)
TURNOVER				
Continuing operations	6,966,336	8,779,956	4,019,594	5,143,410
Discontinued operations	1,003,811	885,684	456,269	–
	7,970,147	9,665,640	4,475,863	5,143,410
Cost of sales	(5,689,268)	(7,005,934)	(3,212,279)	(3,705,312)
Gross profit	2,280,879	2,659,706	1,263,584	1,438,098
Interest income	38,598	44,751	12,715	30,657
Other revenue and gains, net	308,367	362,779	173,846	195,757
Selling and distribution costs	(727,046)	(835,106)	(452,685)	(468,836)
Administrative expenses	(839,675)	(1,095,343)	(453,785)	(544,698)
Other operating expenses, net	(135,511)	(225,923)	(44,495)	(42,361)
Revaluation surplus on investment properties	200	13,785	–	–
PROFIT FROM OPERATING ACTIVITIES	925,812	924,649	499,180	608,617
Finance costs	(150,370)	(138,048)	(70,867)	(76,965)
Share of profits and losses of:				
Jointly-controlled entities	12,959	56,453	(1,284)	(6,335)
Associates	33,356	51,175	32,805	14,356
Amortisation of goodwill arising on acquisition of jointly-controlled entities	(4,699)	–	–	–
PROFIT/(LOSS) BEFORE TAX				
Continuing operations	831,653	1,018,762	508,363	436,380
Discontinued operations	(14,595)	(124,533)	(48,529)	103,293
	817,058	894,229	459,834	539,673
TAX				
Continuing operations	(196,171)	(233,156)	(101,171)	(123,897)
Discontinued operations	6,810	3,687	1,529	–
	(189,361)	(229,469)	(99,642)	(123,897)
PROFIT/(LOSS) FOR THE YEAR/PERIOD				
Continuing operations	635,482	785,606	407,192	312,483
Discontinued operations	(7,785)	(120,846)	(47,000)	103,293
	627,697	664,760	360,192	415,776

	For the year ended 31 December		For the six months ended 30 June	
	2003	2004	2004	2005
	HK$'000 (Restated) (Audited)	HK$'000 (Audited)	HK$'000 (Restated) (Unaudited)	HK$'000 (Unaudited)
ATTRIBUTABLE TO:				
Equity holders of the parent:				
Continuing operations	449,204	571,892	319,534	223,595
Discontinued operations	841	(68,704)	(26,274)	103,293
	450,045	503,188	293,260	326,888
Minority interests	177,652	161,572	66,932	88,888
	627,697	664,760	360,192	415,776
DIVIDENDS				
Interim	62,250	62,250	62,250	62,250
Proposed final	112,050	124,500	–	–
	174,300	186,750	62,250	62,250
EARNINGS PER SHARE				
Basic for profit for the year/period	HK$0.72	HK$0.81	HK$0.47	HK$0.53
Basic for profit from continuing operations	HK$0.72	HK$0.92	HK$0.51	HK$0.36
Diluted for profit for the year/period	HK$0.71	HK$0.79	HK$0.46	HK$0.52
Diluted for profit from continuing operations	HK$0.71	HK$0.90	HK$0.51	HK$0.36

Consolidated Balance Sheet Data

	As at 31 December		As at 30 June
	2003	2004	2005
	HK$'000 (Restated) (Audited)	HK$'000 (Audited)	HK$'000 (Unaudited)
Non-current assets	11,285,508	10,884,413	11,732,580
Current assets	6,820,156	8,505,177	7,284,086
Total Assets	18,105,664	19,389,590	19,016,666
Total Equity	11,091,546	11,601,197	11,913,545
Non-current liabilities	2,766,196	2,464,759	993,565
Current liabilities	4,247,922	5,323,634	6,109,556
Total liabilities	7,014,118	7,788,393	7,103,121
Total Equity and Liabilities	18,105,664	19,389,590	19,016,666

Selected Financial Information of the Issuer

Unconsolidated Profit and Loss Account Data

	For the six months ended 30 June 2005
	HK$'000 (Unaudited)
TURNOVER	–
Other revenue and gain, net	60,658
Administrative expenses	(77)
PROFIT FROM OPERATING ACTIVITIES	60,581
Finance costs	(1,418)
PROFIT BEFORE TAX	59,162
TAX	–
PROFIT FOR THE PERIOD	59,162

Unconsolidated Balance Sheet Data

	As at 30 June 2005
	HK$'000 (Unaudited)
ASSETS	
Non-current assets:	
Interests in subsidiaries	2,813,637
Current assets:	
Due from a fellow subsidiary	72,040
Financial assets at fair value through profit and loss	30,300
Other receivables	702
Tax prepaid	4,653
Cash and cash equivalents	23,222
	130,917
TOTAL ASSETS	2,944,554
EQUITY AND LIABILITIES	
Equity:	
Issued capital	78
Reserves	2,163,820
TOTAL EQUITY	2,163,898
Current liabilities:	
Due to a holding company	705,585
Due to a fellow subsidiary	2,006
Other payables	525
Bank loans	72,540
TOTAL LIABILITIES	780,656
TOTAL EQUITY AND LIABILITIES	2,944,554

THE OFFERING

Phrases used in this summary and not otherwise defined shall have the meanings given to them in "Terms and Conditions of the Bonds".

Issuer	Beijing Enterprises Investments Limited
Company	Beijing Enterprises Holdings Limited
Issue	US$118,350,000 aggregate principal amount of Zero Coupon Exchangeable Bonds due 2010, exchangeable into fully paid ordinary shares with par value of HK$0.10 each of Beijing Enterprises Holdings Limited.
Issue Price	100 per cent.
Form and Denomination	The Bonds will be issued in registered form in the denomination of US$1,000 each.
Interest	The Bonds will not bear any interest.
Closing Date	21 December 2005
Maturity Date	21 December 2010
Status	The Bonds constitute direct, unconditional, unsubordinated and unsecured obligations of the Issuer and shall at all times rank *pari passu* and without any preference or priority among themselves and at least equally with all other present and future unsubordinated and unsecured obligations of the Issuer, except as may be required by mandatory provisions of laws.
Exchange Period	On or after 20 January 2006 up to the close of business (at the place where the certificate evidencing such Bond is deposited for exchange) on 14 December 2010 or, if the Bonds shall have been called for redemption or shall have become due and payable pursuant to Condition 10 prior to such date, then up to the close of business (at the place aforesaid) on the fifth Trading Day in Hong Kong prior to the Redemption Date or the date the Bonds are payable pursuant to Condition 10.
Exchange Price	HK$15.295 per Share with a fixed exchange rate applicable on exchange of the Bonds of HK$7.7541 to US$1.00. The Exchange Price will be subject to adjustment for, amongst other things, subdivision or consolidation of Shares, bonus issues, rights issues, distributions and other dilutive events.

Covenants	So long as any of the Bonds remains Outstanding, the Issuer: • will not create or permit to subsist any Liens, • will not incur any Debt other than the Bonds, • will maintain the Company's status as its directly owned Subsidiary and a direct ownership of the issued share capital of the Company of not less than 50 per cent., • will not engage in any business or other activities other than those specified in the Terms and Conditions of the Bonds, • will not make a Restricted Payment if an Event of Default shall have occurred and is continuing or would result from such Restricted Payment, • will not enter into any transaction with an Affiliate of the Issuer unless such transaction complies with the requirements set out in the Terms and Conditions of the Bonds, and • will use the proceeds received from the issuance of the Bonds to repay all of the Debt of the Issuer owing to BHL as of the date of issuance of the Bonds and on-lend the balance of such proceeds to BHL, in each case subject to exceptions set out in the Terms and Conditions of the Bonds. See "Terms and Conditions of the Bonds – Undertakings".
Final Redemption	Unless previously redeemed, exchanged or purchased and cancelled in the circumstances referred to in the Terms and Conditions of the Bonds, the Bonds will be redeemed on 21 December 2010 at 116.05 per cent. of their principal amount.

Redemption at the Option of the Issuer	On or at any time after 21 December 2008 and prior to the Maturity Date, the Issuer may redeem all or from time to time some (being US$1,000,000 in principal amount or an integral multiple thereof) of the Bonds at the Early Redemption Amount if (a) either (x) (i) the Closing Price of the Shares for a period of 30 consecutive Trading Days, the last of which occurs not more than 10 days prior to the date upon which notice of such redemption is published, is at least 130 per cent. of the applicable Early Redemption Amount (translated into Hong Kong dollars at the Prevailing Rate) divided by the Exchange Ratio and (ii) the Closing Price of the Shares converted into United States dollars at the Prevailing Rate for such 30 consecutive Trading Days is at least 130 per cent. of the applicable Early Redemption Amount divided by the Exchange Ratio or (y) at least 95 per cent. of the original issued principal amount of the Bonds have been redeemed, exchanged or purchased and cancelled and (b) if the Redemption Date therefor would not fall during a Suspension Period.
Tax Redemption	The Issuer may redeem all, but not some only, of the Bonds at the Early Redemption Amount in the event of certain changes in the PRC, Hong Kong or British Virgin Islands taxation.
Redemption at the Option of the Holders	On 21 December 2008, the holder of each Bond will have the right, at such holder's option, to require the Issuer to redeem all or some only of the Bonds at 109.34 per cent. of their principal amount.
Redemption upon Delisting or Change of Control	A holder shall have the right, at such holder's option, to require the Issuer to redeem all or some only of such holder's Bonds at the Early Redemption Amount upon (i) the Shares ceasing to be listed or admitted to trading on the Hong Kong Stock Exchange or (ii) the occurrence of a Change of Control pursuant to a tender offer to be made by the Issuer pursuant to the Terms and Conditions of the Bonds.

Clearing Systems	The Bonds will be represented by beneficial interests in the Global Certificate, which will be registered in the name of a nominee of, and deposited on the Closing Date with a common depositary for, Euroclear and Clearstream. Beneficial interests in the Global Certificate will be shown on and transfers thereof will be effected only through records maintained by Euroclear and Clearstream. Except as described herein, certificates for Bonds will not be issued in exchange for beneficial interests in the Global Certificate.
Governing Law	English law
Trustee	DB Trustees (Hong Kong) Limited

RISK FACTORS

Prior to making any investment decision, prospective investors should consider carefully all of the information in this Information Memorandum, including the risks and uncertainties described below. The business, financial condition or results of operations of the Group could be materially adversely affected by any of these risks. Additional considerations and uncertainties not presently known to the Issuer, or which the Issuer currently deems immaterial, may also have an adverse effect on an investment in the Bonds.

Risk relating to the Offering Structure

Holders must take the credit risk of the Issuer as unsecured creditor of the Issuer; the Bonds do not have the benefit of any guarantee from any other entity nor do the Bonds have the benefit of any security interest with respect to the Shares

The Issuer is the holding company of the Company. As at 19 December 2005, it holds 373,999,900 Shares or 60.08 per cent. of the issued share capital of the Company, which holding constitutes the only material asset of the Issuer. The Bonds are not secured against any assets of the Issuer and are not guaranteed by any other entity.

The Issuer will make, in the Trust Deed, certain undertakings including undertakings relating to limitation on liens on its assets and limitation on the incurrence of any debt other than the Bonds, subject to exceptions set out in the Trust Deed. In addition, the Issuer will undertake to maintain a direct ownership in the issued share capital of the Company of not less than 50 per cent. These undertakings are contractual in nature and the Issuer's obligations under the Bonds are not backed up by any security or guarantee from any other person. In addition, these undertakings are subject to significant exceptions, which are more fully described under "Terms and Conditions of the Bonds — Undertakings".

Neither Beijing Holdings Limited ("BHL"), the major shareholder of the Issuer, nor the Company nor any other entity provides any guarantee to the holders in respect of the payment or exchange obligations of the Issuer under the Bonds and the Trust Deed. Accordingly, holders will have recourse only against the Issuer under the terms of the Bonds if the Issuer defaults on its obligations under the Bonds.

Neither the Trust Deed nor the Bonds create any security interest in the Shares in favour of holders either to secure the payment obligations arising under the Bonds or to secure the performance of the Exchange Rights thereunder. Accordingly, in the event of any insolvency of the Issuer, the holders will rank on a *pari passu* basis with all other unsecured and unsubordinated creditors of the Issuer and will have no direct rights over the Shares held by the Issuer.

See "— Risks relating to the Bonds and the Shares" for a discussion of other risks relating to the Bonds and the Shares.

Risks relating to the Group

The performance of the Group's businesses are dependent on future economic growth in the PRC

The growth of the Group's businesses is largely dependent upon the continuation of economic development and growth in the PRC, which will increase demand for infrastructure and utilities-related services, consumer products, retail and information technology services. The PRC, including Beijing, has experienced rapid economic

development in recent years, but there can be no assurance that such growth will continue at such rates either in the PRC generally or in the particular areas in which the Group's operations and investments are located (including Beijing). A sustained period of slower growth in the PRC in general could have a material adverse effect on the financial condition and operating results of the Group as well as on its prospects to identify, invest in and develop new projects and businesses.

In 2003, the PRC government announced its intention to implement administrative measures to restrain economic growth as the growth rate was considered unsustainably high. However, in 2004 and 2005, the PRC economy continued to accelerate, raising concerns that the PRC government may take further action, such as it did in 1994, resulting in a rapid economic slowdown which would have negative macro-economic effects in the PRC and PRC-related markets. Specific action taken by the PRC government since 2004 included raising deposit reserve requirements and rediscount rates for banks, directing banks to reduce extending loans to overheating sectors of the economy such as the property and steel industries, tightening and enforcing restrictions on land use to reduce new property investment and infrastructure projects, taking measures to reduce speculative currency inflows which may be invested in construction and construction-related industries, and increasing the benchmark one-year lending and deposit rates by 0.27 per cent. to 5.58 per cent. and 2.25 per cent., respectively, on 29 October 2004.

The PRC government has also stated its intention to continue encouraging healthy growth in private consumption, exports and infrastructure projects with genuine demand and which are beneficial to the development of the PRC economy. The PRC government has identified lower prices in construction-related steel and aluminium sectors and a decrease in fixed asset investment levels in 2004 as initial signs of a successful gradual slowdown. However, there remains a risk of more dramatic action by the PRC government which may have a severe impact on the economy, leading to a material adverse effect on the Group's PRC business and operations.

Although the Group's business has not been materially adversely affected by the recent economic control measures, any form of government control or newly implemented laws and regulations, depending on the nature and extent of such changes and the Group's ability to make corresponding adjustments, may result in a material adverse effect on the Group's business and operating results and its future expansion plans in the PRC. In particular, decisions taken by regulators concerning economic or business interests or goals that are inconsistent with the Group's interests could adversely affect its operating results.

Moreover, any slowdown in the economies of the United States, the European Union and certain Asian countries may adversely affect economic growth in the PRC and elsewhere. There can be no assurance that the Group's business, financial position and operating results, as well as its future prospects, will not be materially and adversely affected by an economic downturn in any of these countries.

Reforms relating to the restructuring of the share capital of listed PRC companies may affect the value of the Company's shareholdings in its listed subsidiaries

The PRC government has recently introduced a number of reforms relating to the conversion of non-tradable shares ("NTS") of listed PRC companies into tradable A shares. Under these reforms, holders of NTS and A shares of a listed PRC company will be required to negotiate and agree plans to reform the share capital of such listed companies in order to allow for the conversion of NTS into A shares, which are required

to be approved by at least two-thirds of the holders of NTS and holders of A shares, respectively. As an incentive for holders of tradable A shares to vote in favour of the reform plans, holders of NTS would offer compensation to holders of A shares (which generally involves the transfer of shares from holders of NTS to holders of A shares at zero consideration). The reform plans and the compensation to be provided will be negotiated and agreed between the shareholders of listed PRC companies on a case-by-case basis. For A-share companies that have completed the reform process, the reform plans have generally required the holders of NTS to provide 15 per cent. to 20 per cent. free shares to holders of A shares. The China Securities Regulatory Commission has not, however, issued any guidelines in relation to these initiatives where the holders of NTS are overseas listed companies, such as the Company, or as to the timing of such reforms.

As of the date of this Information Memorandum, the Company has a 54.5 per cent. beneficial interest in Beijing Yanjing Brewery Company Limited ("Yanjing Brewery"), which is listed on the Shenzhen Stock Exchange, and a 50.1 per cent. beneficial interest in Beijing Wangfujing Department Store (Group) Co. Ltd. ("Wangfujing Group"), which is listed on the Shanghai Stock Exchange. The Company's interest in each of Yanjing Brewery and Wangfujing Group are held in the form of NTS. Although each of Yanjing Brewery and Wangfujing Group has not been required to undertake such reforms, the China Securities Regulatory Commission has announced its intention to make it compulsory for all listed PRC companies to restructure its share capital. The Shenzhen and Shanghai municipal governments have also recently imposed a deadline by which companies that are incorporated in Shenzhen and Shanghai are required to undertake such reforms. In the event that Yanjing Brewery and Wangfujing Group are required to restructure their share capital, the Company may be required to provide compensation to holders of A shares in such companies and, depending on the form and amount of compensation to be agreed, this may result in a dilution in its ownership in these companies or a cash outlay by the Company.

The Group may be unsuccessful in completing future acquisitions

The Group may consider acquiring infrastructure and utilities businesses in Beijing and other parts of China to expand its infrastructure and utilities business and enhance its competitive advantages. The Group's ability to grow by acquisition is dependent upon, and may be limited by, the availability of suitable acquisition candidates, its ability to negotiate acceptable acquisition terms, and its assessment of the characteristics of potential acquisition targets.

In addition, the completion of these acquisitions is subject to a number of risks, including the ability to fund such acquisitions and the uncertainty of the legal environments relating to mergers and acquisitions.

Growth by acquisition involves risks that could have an adverse effect on the Group's results of operations, including difficulties in integrating the operations and personnel of acquired companies, diversion of management attention from the operation of the existing businesses and the potential loss of key personnel and customers of acquired companies. The Group cannot assure holders that it will be able to identify suitable acquisition candidates, complete the acquisitions on satisfactory terms or, if any acquisitions are consummated, satisfactorily integrate acquired businesses.

Although the Company has announced its interest in acquiring certain pipeline gas projects in Beijing in its Annual Report 2004 and Interim Report 2005, there is not yet any concrete timetable for, nor term of, such acquisition. The completion of any such acquisition will also be subject to significant regulatory approvals. Accordingly, there is no assurance that such acquisition will materialise in the future or at favourable terms.

BHL is the controlling Shareholder of the Group

The Issuer is 72.72 per cent. owned by BHL and 27.28 per cent. owned by other entities which are controlled by the Beijing Municipal Government. See "The Issuer". In turn, the Company is 60.08 per cent. owned by the Issuer. As a result, BHL will be able to control the composition of the board of directors of the Company through the Issuer and, in general, to determine (without the consent of the Company's other shareholders) the outcome of most corporate transactions and other matters submitted to the shareholders of the Company for approval. In the event that circumstances arise in which the interest of the Beijing Municipal Government or BHL conflict with the interests of other shareholders of the Company, the other shareholders could be potentially disadvantaged.

The Group may encounter difficulties in realising strategic objectives with respect to achieving synergies among its subsidiaries

The Company is a holding company with a diversified investment portfolio across non-complementary industries with subsidiaries, associated companies and joint ventures managing operations such as the brewery, retail, infrastructure, utilities and technology operations. Although the management of the Company has recently taken a more active approach in managing its core businesses, the Company generally remains a passive holding company. As each of the Group's subsidiaries and associated companies have their own management team, they may make operational decisions which may conflict or are inconsistent with the Company's policies, strategic objectives, and return and profitability targets.

Any conflict in the management and execution of the operations of the Group will require significant attention from management. The diversion of management's attention and any difficulties associated with the integration could adversely affect the revenues, the levels of expenses and the operating and financial performance of the Group. Further, each of the Company's subsidiaries, associated companies and joint ventures may not be able to realise strategic objectives and other benefits within their respective industries.

The Group has certain uninsured risks

The Group maintains insurance policies covering both its assets and employees in line with general business practices in Hong Kong and the PRC in the relevant industries, with policy specifications and insured limits which the Group believes are adequate. Risks insured against include fire, business interruption, lightning, flooding, theft, vandalism and public liability. There are, however, certain types of losses (such as from wars, acts of terrorism or acts of God) that generally are not insured because they are either uninsurable or not economically insurable. Should an uninsured loss or a loss in excess of insured limits occur, the Group could lose capital invested in the property, as well as anticipated future revenue and, in the case of debt that is with recourse to the Group, the Group may remain liable for financial obligations related to the relevant property. Any such loss could adversely affect the results of operations and financial condition of the Group.

Further, since the attacks on the United States on 11 September 2001, many insurance companies have substantially increased their premiums. Insurance companies are also seeking to exclude insurance risks and claims relating to terrorism or related activity. As a result, the Group's insurance policies do not cover damages and losses arising from acts of terrorism or related events.

There may be less publicly available information about the Group than is available in certain other jurisdictions, and the Group's consolidated financial statements will be prepared in accordance with HKFRS

The publicly available information about companies listed in Hong Kong may be different from that regularly made available by public companies in certain other countries. In addition, the Company's financial statements are prepared in accordance with HKFRS, which differs in certain respects from IFRS and generally accepted accounting principles of other countries.

Risks relating to the Infrastructure & Utilities business

The Group's toll road revenue is dependent upon the toll rates set by local government authorities and other factors

Toll rates to be charged by the Group with respect to its toll roads in the PRC are set by various local government authorities, although the Group may propose toll rate charges. Such tariff rates are determined by the local authorities on a case-by-case basis, taking into consideration factors such as loan repayment terms, the inflation rate, affordability and traffic volume. For certain projects, the government authorities may also consider the shareholders' rate of return on the investments when evaluating whether to allow a higher toll rate.

There can be no assurance that any future application for toll increases by the Group will be granted at all or in a timely manner or, if granted, will not be subject to certain conditions. Further, there can be no assurance that the relevant authorities will not request a toll reduction or close any of the existing toll stations. Reductions in tariffs or toll rates may adversely affect the Group's results of operations. For instance, Beijing Airport Expressway's toll rates have been revised down twice since 2001, in September 2002 and in April 2003, on a selective basis. There is no assurance that its toll rates will not be further reduced in the future.

The PRC government has announced its intention to reduce toll stations in urban areas and certain PRC local governments have introduced discounted annual passes for vehicles which, if implemented in relation to the Group's toll road projects, may adversely affect the operating results of such projects.

The Group's infrastructure and utilities businesses are reliant on concessions and franchises

The Group operates and manages its operating toll roads and water treatment projects in the PRC under concession, franchise and key contracts. Furthermore, such projects are subject to regulatory controls. Cancellation of any such concessions, franchises or key contracts, or imposition of restrictive regulatory controls, would have a material adverse effect on the financial condition and operating results of such projects and may have a material adverse effect on the financial condition and operating results of the Group.

PRC government policies discourage guaranteed return projects

Existing PRC government policies discourage PRC entities from providing guaranteed returns to foreign investors in Sino-foreign joint ventures. In accordance with the Notice on Questions relating to the Proper Treatment of Existing Projects with Guaranteed Returns to Foreign Investors ([2002] No. 43) (the "No. 43 Notice") promulgated by the PRC State Council on 10 September 2002, local governments are required to adopt effective measures to properly settle all guaranteed return projects with foreign investors. In relation to any under- or non-performing guaranteed return projects, local governments are required to settle such projects by means of amendments to contractual arrangements, acquisition of foreign investors' interests, conversion of contractual undertakings into foreign loans and/or dissolution of joint venture companies.

Beijing Municipal Water Company ("BMWC") has guaranteed the Group a minimum annual net cash income of RMB210 million per annum for each year during the concession period of Phase I of the Beijing Water Plant No. 9 project (the "Concession Facilities"). The grant of the minimum income guarantee may be in contravention of the No. 43 Notice. Although the Group is not aware of any consequences for failure to settle projects with guaranteed returns in accordance with the No. 43 Notice nor any intention of the Beijing Municipal Government or BMWC to change the guaranteed minimum return under the concession arrangements of the Concession Facilities, there can be no assurance that the Beijing Municipal Government will not seek to enforce the full implementation of the No. 43 Notice and, as a result, the Group's financial condition may be materially and adversely affected.

The Group's toll road operations are subject to operational risks

The operation of toll roads generally involves a low level of operational risk as long as an effective system of internal controls over the collection of toll fees is properly established and appropriate periodic maintenance is carried out. The Group's toll roads may nonetheless be affected by inclement weather, resulting in reduced traffic flow. According to historical weather patterns, bad weather affecting the Group's toll roads and toll bridges is expected to be of limited duration.

Risks relating to the Consumer Products business

Yanjing Brewery may not be able to successfully implement its business plans and growth strategies

Yanjing Brewery has a significant market position in Beijing and in the past few years its focus has been on expanding its operations beyond Beijing to other markets in the PRC. Yanjing Brewery expects that its future growth will primarily come from other strategic locations in China as it continues its expansion. The management believes that Yanjing Brewery's success in the future will to a certain extent depend upon, among other things, its ability to implement its expansion plans. The successful implementation of such plans may be influenced by a number of factors, which may or may not be within Yanjing Brewery's control. Such factors include the availability of suitable investment and/or expansion opportunities, the availability of funding to finance Yanjing Brewery's expansion plans and whether the relevant investment can meet the management's expectations/forecasts. There can be no assurance that suitable investment opportunities and/or the necessary funding will be available in the future or that all the investments made by Yanjing Brewery will meet the management's expectations/forecasts. In addition, even if suitable opportunities exist, there can be no assurance that Yanjing Brewery will successfully acquire and integrate other breweries into its operations.

Yanjing Brewery operates in a highly competitive and fragmented market

The brewing industry in the PRC is highly fragmented with over 400 brewers. The top five players together accounted for approximately 40 per cent. of the market share in 2004. While Yanjing Brewery maintains a competitive position in the Beijing market, its main competitors in other regions of the PRC include large local and international breweries, such as Tsingdao Beer, Harbin Beer, Anheuser-Busch and SABMiller, and numerous local breweries, many of whom have greater financial and other capital resources, marketing expertise and other capabilities than Yanjing Brewery. Competition in the beer industry is expected to continue to intensify as leading breweries compete against each other to acquire local and regional breweries in order to increase their market share and this is likely to increase price sensitivity, and may have an adverse effect on Yanjing Brewery's business, financial condition and results of operations.

Yanjing Brewery's business and results of operations may be adversely affected by any disruptions in the supply of, or price fluctuations in, its major raw materials

Cost of raw materials account for a significant portion of Yanjing Brewery's total costs of production. The supply and market price of such raw materials may be adversely affected by various factors, including drastic changes in weather and natural disasters such as droughts, floods and pests. Accordingly, there can be no assurance that major raw materials will be supplied in an adequate quantity to meet Yanjing Brewery's needs or will not be subject to significant price fluctuations in the future. Any disruption in the supply of, or adverse price fluctuation in, Yanjing Brewery's major raw materials could have an adverse effect on its business and results of operations.

Yanjing Brewery's performance may be affected by its relationship with its distributors

Yanjing Brewery's products are primarily sold through its network of distributors across the PRC. Although many of these distributors have been dealing with Yanjing Brewery for a long time, there is no assurance that these distributors will continue to purchase beer from Yanjing Brewery in the future. In the event that a significant number of these distributors cease to acquire beer from Yanjing Brewery and Yanjing Brewery is not able to sell beer to alternative customers, Yanjing Brewery's operations and profitability may be adversely affected.

Yanjing Brewery's business may be adversely affected by any infringement of its trademarks

Yanjing Brewery primarily uses the "Yanjing" brand name and related trademarks in selling its beer. The management believes that the use of the "Yanjing" brand name is key to establishing Yanjing Brewery's distinctive corporate and market identities. The passing off of products with famous brand names in the PRC remains a concern. Although the Group is not aware of any material infringement of Yanjing Brewery's trademarks, and there are indications that the PRC government is tightening its control over intellectual property rights infringement, any significant or uncontrolled infringement could have a material adverse effect on the reputation of the "Yanjing" brand name and Yanjing Brewery's business and operating results.

Yanjing Brewery's business performance may be affected by a change in consumers' preference and/or purchasing power

Demand for Yanjing Brewery's products relies on the end-consumers' acceptance of beer in general and the purchasing power of these end-consumers. There can be no assurance that Yanjing Brewery's end-consumers will continue to purchase Yanjing Brewery's beer in the future. If the taste of these end-consumers changes in the future and they prefer other beverages or the beer of other producers, Yanjing Brewery's business and financial results may be adversely affected. A sustained period of slower economic growth in the PRC or, more specifically, in the Beijing economy may dampen the purchasing power of end-consumers in those regions and in turn have a material adverse effect on the sales and results of operations of Yanjing Brewery.

Yanjing Brewery's business and financial position may be adversely affected by any claims in respect of product liability

As a producer of beverage products, Yanjing Brewery may face claims in respect of product liability similar in nature to those faced by other food and beverage producers, such as potential contamination of ingredients or products by bacteria or other external agents that may be wrongfully or accidentally introduced into products or packaging or other potential liability resulting from the handling of the containers of Yanjing Brewery's beer. In July 2005, there were media reports claiming that Chinese beer contained high levels of formaldehyde, which is a cancer-causing agent and banned by food safety laws in the PRC. This was subsequently refuted by reports which were released by, among others, the State Administration of Quality Supervision, Inspection and Quarantine and the China Brewing Industry Association, which confirmed that Chinese beers were safe to drink. Such adverse media coverage had, however, resulted in a decrease in sales of Yanjing Brewery in the second and third quarters of 2005. Although Yanjing Brewery has not experienced any material claims in respect of its business and operations, any product or packaging problem may nevertheless affect Yanjing Brewery's business, financial condition and results of operations, as well as its reputation as a high quality beer producer. Reputational damage may in turn adversely affect Yanjing Brewery's brand name and business.

Yanjing Brewery's profitability may be adversely affected by any change in environmental laws or regulations

As with all breweries in the PRC, Yanjing Brewery's breweries are subject to national and local environmental protection laws and regulations of the PRC. Yanjing Brewery has at all relevant times complied with applicable environmental laws and regulations in all material respect and has not received any notifications or warning nor has Yanjing Brewery been subject to any fines or penalties in relation to any breach of any such laws and regulations. However, there is no assurance that changes in the laws or regulations, including environmental and revenue laws and regulations, may not result in Yanjing Brewery having to incur substantial capital expenditure to upgrade or supplement its existing facilities or being subject to an increased rate of taxation or any fines or penalties.

Risks relating to the Retail and Tourism businesses

The PRC retail business is highly competitive and it faces further competition from other retail operators

The retail industry in the PRC, and in particular, the operation of department stores, is highly competitive. Wangfujing Group faces strong competition from other national and international operators of department stores, supermarkets, hypermarkets, convenience stores, speciality retailers and discount stores. All such stores owned by third parties compete with Wangfujing Group's department stores. Wangfujing Group also expects that an increasing number of international retailers may enter the PRC market in the future either through joint ventures or directly, as a number have done already. Wangfujing Group competes primarily on the basis of: (i) degree of brand recognition and suitable store image; (ii) location of stores and an extensive network in the PRC; (iii) understanding of the retail industry, fashion trends and market demand in the PRC; (iv) economies of scale; (v) competitive advantage with suppliers; (vi) wide range of brands and products; (vii) product quality; and (viii) flexibility and speed in responding to customers' demands. However, if Wangfujing Group's competitors are able to offer a collection and range of products that are at least comparable with Wangfujing Group's stores and are located in similarly prime locations, there can be no assurance that Wangfujing Group will be able to compete successfully with them or achieve growth in the future.

The PRC's obligations as a member of the World Trade Organisation may require it to further open up its retail industry and allow increased competition

Following the PRC's accession to the World Trade Organisation in December 2001, restrictions on the PRC domestic retail market have been gradually lifted to allow greater access for non-PRC retailers. This has led to a greater level of competition in the PRC's retail market, including the department store industry, particularly from large international retailers. Wangfujing Group expects that, in addition to the existing competition from non-PRC retailers, it will face stronger competition from new foreign entrants into the PRC market.

A significant proportion of Wangfujing Group's sales are derived from its stores in Beijing

While Wangfujing Group operates 14 department stores and shopping arcades across the PRC, sales at the Beijing Wangfujing Department Store and the other department stores and shopping arcades in Beijing account for a significant proportion of Wangfujing Group's total sales. In the year ended 31 December 2004, 43.4 per cent. of Wangfujing Group's turnover was derived from sales in Beijing. As a result, Wangfujing Group is financially dependent on the performance of its department stores and shopping arcades in Beijing. If Beijing was to suffer from any significant economic downturn, or if retail demand in Beijing was to otherwise decrease, the financial condition and results of operations of Wangfujing Group may be harmed as a result. Furthermore, if sales at Wangfujing Group's department store and shopping arcades in Beijing were to decline for any reason, or if those stores were forced to limit, cease or change their scope of operations for any reason, the business of Wangfujing Group may be adversely and materially affected.

Wangfujing Group's business depends on Wangfujing Group's ability to locate its stores in prime areas, which may become more difficult in the future

Wangfujing Group's business depends significantly on its ability to locate its stores in prime and convenient locations where there is a high population density and pedestrian flow. However, prime and convenient locations in the PRC are generally scarce and require relatively high rental. Accordingly, there is no assurance that Wangfujing Group will secure or obtain suitable locations on favourable terms to it for deployment of stores in the future. Failure to successfully locate its future stores at such prime and convenient locations may slow down the growth in Wangfujing Group's sales, and hence may negatively affect its future growth.

Wangfujing Group's success depends on its ability to identify and respond to constantly changing customer preferences

The retail industry is subject to changing customer preferences. There can be no assurance that Wangfujing Group's merchandise selection will accurately reflect customer preferences at any given time. If Wangfujing Group fails to anticipate accurately either the market for its merchandise or customers' purchasing habits, its sales may be reduced and it may be required to sell a significant amount of inventory at discounted prices or even below cost, which could have a material adverse effect on its business, financial condition and results of operations.

Wangfujing Group may incur product liability for defective goods in its department stores

Pursuant to the General Principles of the Civil Law of the PRC, a defective product which causes property damage or physical injury to any person may subject the vendor of such product to civil liability. This law could render Wangfujing Group liable for loss or injury arising from defective products it sells at its department stores. Wangfujing Group does not currently carry any product liability insurance, and will therefore be subject to the full amount of any product liability that it may incur.

Wangfujing Group may incur liability for goods sold in its department stores that violate the intellectual property rights of others

Wangfujing Group sources merchandise worldwide. Although Wangfujing Group has adopted measures to minimise potential infringement of intellectual property rights of third parties, it may not always be successful. In the event that Wangfujing Group sells infringing goods at its department stores, it may be found liable for intellectual property violation and be compelled to pay damages.

Risks relating to the Technology businesses

The technology businesses of the Group operate in highly competitive industries and may not be successful

The industries in which the Group's technology businesses operate are highly competitive and volatile, and is characterised by frequent introductions of new products, short product life cycles and continuous improvement in performance characteristics. The Group's technology businesses compete with numerous domestic and international competitors, some of which may have greater financial or other resources than the Group. As these businesses are in their start-up phase there is no assurance that such ventures or their respective products or services will be successful. The Group incurred a net loss in respect of its technology businesses for the six months ended 30 June 2005 which it attributes to adverse market conditions. There can be no assurance that these businesses will not continue to incur further losses or that they will be successful in the future.

Risks relating to the PRC

The Group expects to derive substantial revenues from its operations in the PRC. In addition, the Group intends to achieve further growth through new investments and development of existing services and facilities in the PRC. The Group's financial condition, operating results and prospects will, accordingly, be subject to economic, political and legal developments in the PRC as well as in the economies in the surrounding region.

The PRC's economic, political and social conditions, as well as government policies, could affect the Group's business

The PRC economy differs from the economies of most developed countries in many respects, including:

- extent of government involvement;
- level of development;
- growth rate;
- control of foreign exchange; and
- allocation of resources.

While the PRC economy has experienced significant growth in the past 20 years, growth has been uneven, both geographically and among the various sectors of the economy. The PRC government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures benefit the overall PRC economy but may also have a negative effect on the Group's operations. For example, the Group's financial condition and operating results may be adversely affected by the PRC government's control over capital investments or any changes in tax regulations or foreign exchange controls that are applicable to it.

The PRC economy has been transitioning from a planned economy to a more market-orientated economy. Although in recent years the PRC government has implemented measures emphasising the utilisation of market forces for economic reform, the reduction of state ownership of productive assets and the establishment of sound corporate governance in business enterprises, a substantial portion of productive assets in the PRC is still owned by the PRC government. In addition, the PRC government continues to play a significant role in regulating the development of industries in the PRC by imposing top-down policies. It also exercises significant control over PRC economic growth through the allocation of resources, controlling the payment of foreign currency-denominated obligations, setting monetary policy and providing preferential treatment to particular industries or companies.

Substantially all of the Group's revenue is denominated in Renminbi, which is not freely convertible for capital account transactions and may be subject to exchange rate volatility

Substantially all of the Group's revenue is denominated in Renminbi and must be converted to pay dividends or make other payments in freely convertible currencies. Under the PRC's foreign exchange regulations, payments of current account items, including profit distributions, interest payments and expenditure from trade, may be made in foreign currencies without prior approval, subject to certain procedural requirements. However, strict foreign exchange controls continue for capital account transactions, including repayment of loan principal and return of direct capital investments and investments in negotiable securities. In the past, there have been shortages of US dollars or other foreign currency available for conversion of Renminbi in the PRC, and it is possible such shortages could recur, or that restrictions on conversion could be re-imposed.

Prior to 1994, the Renminbi experienced a significant net devaluation against most major currencies and, during certain periods, significant volatility in the market-based exchange rate. Since 1994, the conversion of the Renminbi into foreign currencies, including Hong Kong and US dollars, has been based on rates set by People's Bank of China ("PBOC"). These rates are set daily based on the previous day's interbank foreign exchange market rates and current exchange rates on the world financial markets. Since 1994, the official exchange rate for the conversion of Renminbi into US dollars has generally been stable.

On 21 July 2005, PBOC announced changes to the Renminbi exchange rate regime. From that date onwards, the PRC will reform the exchange rate regime by moving into a managed floating exchange rate regime based on market supply and demand with reference to a basket of currencies and the Renminbi will no longer be pegged specifically to the US dollar. The new exchange rate regime will not constitute a strict peg of the Renminbi to the basket of currencies, but instead the Renminbi will be allowed to fluctuate within a narrow +/-0.3 per cent. range around a central parity rate defined as the previous day's closing RMB/US$ rate. The reference basket will be used as a guide as to whether the RMB/US$ rate should rise or fall. At 7pm on 21 July 2005, PBOC announced an initial appreciation of the Renminbi by two per cent. against the US dollar.

Substantially all of the Group's revenue and associated operating costs are denominated in Renminbi. As the exchange rate is no longer fixed, and is now allowed to fluctuate within a range around a central parity rate, any volatility of the Renminbi exchange rate in the future may materially affect the Group's financial condition and results of operations and any devaluation of the Renminbi against the US dollar will increase the amount of Renminbi the Group needs to service its US dollar obligations, such as the Bonds.

The legal system in the PRC is less developed than in certain other countries and laws in the PRC may not be interpreted and enforced in a consistent manner

The PRC legal system is a civil law system. Unlike the common law system, the civil law system is based on written statutes in which decided legal cases have little value as precedents. Since 1979, the PRC government has begun to promulgate a comprehensive system of laws and has introduced many new laws and regulations to provide general guidance on economic and business practices in the PRC and to regulate foreign investment. Progress has been made in the promulgation of laws and regulations dealing with economic matters such as corporate organisation and governance, foreign investment, commerce, taxation and trade. The promulgation of new changes to existing laws and the abrogation of local regulations by national laws could have a negative impact on the business and prospects of the Group. In addition, as these laws, regulations and legal requirements are relatively recent, their interpretation and enforcement may involve significant uncertainty. The interpretation of PRC laws may be subject to policy changes, which reflect domestic political changes. As the PRC legal system develops, the promulgation of new laws, changes to existing laws and the pre-emption of local regulations by national laws may have an adverse effect on the Group's prospects, financial condition and operating results.

Changes in favourable tax treatment could affect the Group's business, financial condition and operating results

Certain Sino-foreign joint ventures in which the Group has an interest enjoy tax benefits in the PRC that are offered to all foreign investment enterprises ("FIEs"). Such benefits include full exemptions from national enterprise income tax for two years starting from the first profit-making year, followed by a 50 per cent. reduction in the national income tax rate for the next three years. Local enterprise income tax is often

waived during this tax holiday/incentive period. No assurance can be given that the tax benefits provided to the joint ventures will remain effective or will not change. If the tax advantages offered to FIEs are abolished or materially reduced, the tax liability of the Group in the PRC would be increased accordingly.

Profits from the Issuer's PRC operating subsidiaries available for distribution are determined under PRC GAAP

The Group derives substantially all of its profits from the activities of its operating subsidiary companies established in the PRC. The profits available for distribution by the Company are therefore dependent, to a significant extent, on the profits available for distribution by the PRC subsidiaries to the Company. In turn, profits available for distribution by companies established in the PRC are determined in accordance with generally accepted accounting principles and financial regulations in the PRC ("PRC GAAP") and such profits differ from profits determined in accordance with HKFRS in certain significant respects, including the use of different bases of recognition of revenue and expenses. In addition, under the relevant PRC financial regulations, profits available for distribution are determined after transfers to statutory reserve funds.

The occurrence of another outbreak of SARS or of avian influenza or any other highly contagious disease could affect the Group's business, financial condition and operating results

The outbreak of Severe Acute Respiratory Syndrome ("SARS") that began in the PRC and Hong Kong in early 2003 and spread elsewhere had an adverse effect on all levels of business in Hong Kong and the PRC. The outbreak of SARS led to a significant decline in travel volumes and business activities throughout most of the Asian region including Hong Kong and Beijing and had resulted in material adverse effect on the results of operations of the Group in 2003.

The occurrence of another outbreak of SARS or of another highly contagious disease may result in another economic downturn and may have an adverse effect on the overall level of business and travel in the affected areas. It may also disrupt the Group's business operations and consequently have an adverse effect on its financial condition and operating results.

In addition, avian influenza is also considered to be a particular public health concern. Avian influenza began in the Republic of Korea in December 2003, and more recently, there have been numerous cases of human infections in Thailand and Vietnam. Isolated cases of human infections were also reported in the PRC in 2005. If avian influenza infections continue to escalate, the virus transforms into one capable of human-to-human transmission or an outbreak occurs in Beijing or other areas of the PRC, the effects on the regional economies could be similar to or worse than those experienced in 2003 as a result of SARS.

Risks relating to the Bonds and the Shares

An active trading market for the Bonds may not develop

The Bonds are a new issue of securities for which there is currently no trading market. No application has been made for the Bonds to be admitted for trading on any stock exchange. No assurance can be given that an active trading market for the Bonds will develop or as to the liquidity or sustainability of any such market, the ability of holders to sell their Bonds or the price at which holders will be able to sell their Bonds.

The Lead Manager is not obliged to make a market in the Bonds and any such market making, if commenced, may be discontinued at any time at the sole discretion of the Lead Manager.

The Issuer is a holding company and the Bonds will be effectively subordinated to all of the liabilities of its subsidiaries (including the Company)

The Issuer is primarily a holding company that operates through subsidiaries, primarily subsidiaries of the Company. As a result, (i) its obligations under the Bonds will be effectively subordinated to all existing and future obligations of the existing or future subsidiaries and (ii) all claims of creditors of the existing or future subsidiaries, including trade creditors, lenders and all other creditors, and rights of holders of preferred shares of such entities (if any) will have priority as to the assets of such entities over the Issuer's claims and those of its creditors, including the holders of Bonds. As at 30 June 2005, the Issuer's unaudited unconsolidated bank borrowings amounted to HK$72.1 million (US$9.3 million). In addition, as of 30 June 2005, the Issuer's subsidiaries had total liabilities of approximately HK$7,731.0 million (US$996.7 million). The Company and its subsidiaries may incur significant additional secured or unsecured indebtedness and other liabilities, including off-balance sheet obligations, for project development or other purposes in the future subject to the terms of the Bonds.

The Issuer's subsidiaries and affiliates may be restricted from paying dividends or repaying intercompany loans or advances to it

As a holding company, the Issuer depends upon the receipt of dividends and the repayment of intercompany loans or advances from its subsidiaries and affiliates to satisfy its obligations, including obligations under the Bonds. The ability of its subsidiaries and affiliates to pay dividends and repay intercompany loans or advances to their shareholders (including the Issuer) is subject to applicable law, relevant shareholders' agreements or constitutive documents and restrictions contained in debt instruments of such subsidiaries and affiliates.

The Issuer's subsidiaries and affiliates are separate legal entities and will have no obligation, contingent or otherwise, to pay any dividends or make any distributions to the Issuer or to otherwise pay amounts due with respect to its indebtedness, including the Bonds, or to make funds available for such payments. Accordingly, there can be no assurance that the Issuer will have sufficient cash flows from distributions by its subsidiaries and affiliates to satisfy its obligations in respect of the Bonds. Although the Issuer believes that it will be able to meet its obligations in respect of the Bonds, any shortfall would have to be made up from other sources of cash, such as a sale of investments or any financing available to the Issuer.

Holders will bear the risk of fluctuations in the price of the Shares

The market price of the Bonds at any time will be affected by fluctuations in the price of the Shares. The Shares are currently listed on Hong Kong Stock Exchange. There can be no certainty as to the effect, if any, that future issues or sales of the Shares, or the availability of such Shares for future issue or sale, will have on the market price of the Shares prevailing from time to time and therefore on the price of the Bonds.

Sales of substantial numbers of the Shares in the public market, or a perception in the market that such sales could occur, could adversely affect the prevailing market price of the Shares and the Bonds. The results of operations, financial condition, future prospects and business strategy of the Company could affect the value of the Shares for

so long as it is comprised of the Shares. The trading price of the Shares will be influenced by the Company's operational results (which in turn are subject to the various risks to which its businesses and operations are subject, which are not described herein) and by other factors such as changes in the regulatory environment that may affect the markets in which the Company operates and capital markets in general. Corporate events such as share sales, reorganisations, takeovers or share buy backs may also adversely affect the value of the Shares. Any decline in the price of the Shares would adversely affect the market price of the Bonds.

Holders have limited anti-dilution protection

The Exchange Price will be adjusted in the event that there is a sub-division, consolidation or re-denomination, rights issue, bonus issue, reorganisation, capital distribution or other adjustment including an offer or scheme which affects Shares, but only in the situations and only to the extent provided in the "Terms and Conditions of the Bonds—Exchange". There is no requirement that there should be an adjustment for every corporate or other event that may affect the value of the Shares. Events in respect of which no adjustment is made may adversely affect the value of the Shares and, therefore, adversely affect the value of the Bonds.

Holders have no shareholder rights before exchange

An investor in a Bond will not be a holder of the Shares. No holder will have any voting rights, any right to receive dividends or other distributions or any other rights with respect to any Shares (as defined in "Terms and Conditions of the Bonds") until such time, if any, as he exchanges his Bond for such Shares and (as applicable) becomes registered as the holder thereof.

In exercising any voting rights attaching to the Shares or making any such election, the Issuer is not obliged to take account of the interests of the holders and therefore the Issuer may act in a manner which is contrary to the interests of the holders.

Short selling of the Shares by purchasers of the Bonds could materially and adversely affect the market price of the Shares

The issuance of the Bonds may result in downward pressure on the market price of the Shares. Many investors in exchangeable securities seek to hedge their exposure in the underlying equity securities, often through short selling of the underlying equity securities or similar transactions. Any short selling and similar hedging activity could place significant downward pressure on the market price of the Shares, thereby having a material adverse effect on the market value of the Shares owned by an investor as well as on the trading price of the Bonds.

TERMS AND CONDITIONS OF THE BONDS

The following (subject to amendment, and other than the words in italics) is the text of the Terms and Conditions of the Bonds which will appear on the reverse of each of the definitive certificates evidencing the Bonds:

The following terms and conditions (except sentences in italics) will be printed on the back of the certificates issued in respect of the Bonds:

The Exchangeable Bonds (the "Bonds") issued by Beijing Enterprises Investments Limited (the "Issuer") will be limited to US$118,350,000 aggregate principal amount, and will mature on 21 December 2010. This issue of the Bonds was authorized by resolutions of the Board of Directors of the Issuer passed on 30 November 2005. The Bonds will be constituted by a trust deed dated 21 December 2005 (the "Trust Deed") between the Issuer and DB Trustees (Hong Kong) Limited, as trustee for the holders of the Bonds (the "Trustee", which term shall, where the context so permits, include all other persons or companies acting as trustee or trustees under the Trust Deed). The Issuer will enter into a paying and exchange agency agreement dated 21 December 2005 (the "Agency Agreement") between the Issuer, the Trustee, Deutsche Bank AG, Hong Kong branch as principal paying, exchange and transfer agent ("Principal Agent"), Deutsche Bank Luxembourg S.A. as registrar (the "Registrar") and the other paying, exchange and transfer agents appointed under it (each a "Payment Agent", "Exchange Agent", "Transfer Agent" and together with the Registrar and the Principal Agent, the "Agents") relating to the Bonds. References to the "Principal Agent", "Registrar" and "Agents" below are references to the principal agent, registrar and agents for the time being for the Bonds. These Terms and Conditions of the Bonds (the "Conditions") include summaries of, and are subject to, the detailed provisions of the Trust Deed. The Holders (or "holders", in each case as defined below) are entitled to the benefit of the Trust Deed and are bound by, and are deemed to have notice of, all the provisions of the Trust Deed and the Agency Agreement. Copies of the Trust Deed and of the Agency Agreement are available for inspection by Holders at the registered office of the Trustee being at the date hereof at 55th Floor, Cheung Kong Center, 2 Queen's Road Central, Hong Kong, and at the specified offices of the Paying Agents, the Exchange Agents and the Transfer Agents.

1 Status

The Bonds constitute direct, unconditional, unsubordinated and unsecured obligations of the Issuer and shall at all times rank pari passu and without any preference or priority among themselves and at least equally with all other present and future unsubordinated and unsecured obligations of the Issuer, except as may be required by mandatory provisions of law.

2 Form, Denomination and Title

(A) *Form and Denomination:* The Bonds will be issuable only in registered form and in the denomination of US$1,000 each. A certificate (each a "Certificate") will be issued to each Holder in respect of its registered holding of Bonds. Each Bond and each Certificate will have an identifying number which will be recorded on the relevant Certificate and in the register of Holders which the Issuer will procure to be kept by the registrar appointed pursuant to the Agency Agreement (the "Registrar").

The Bonds will be represented by a Global Certificate deposited with a common depositary for, and registered in the name of a nominee of, Euroclear and Clearstream.

Except in very limited circumstances, owners of interests in Bonds represented by a Global Certificate will not be entitled to receive definitive Certificates in respect of their individual holdings of Bonds. The Bonds are not issuable in bearer form. The Conditions are modified by certain provisions set out in the Global Certificate.

(B) *Title:* The Bonds will be registered instruments, title to which will pass only by registration in the register of Holders. The registered holder of any Bond will be treated as the owner for all purposes (whether or not it is overdue and regardless of any notice of ownership, trust or any interest or any writing on, or the theft or loss of, the Certificate issued in respect of it) and neither the Issuer nor the Trustee nor any agent thereof shall be affected by notice to the contrary. In these Conditions, "Holder" and "holder" in relation to a Bond means the person in whose name a Bond is registered on the register of Holders. "Certificate" means a certificate issued in respect of Bonds.

3 Transfers of Bonds; Issue of Certificates

(A) *Transfers:* Subject to the terms of the Agency Agreement, a Bond may be transferred by delivering the Certificate issued in respect of that Bond duly endorsed and accompanied by a form of transfer duly completed and signed, to the specified office of the Registrar or any of the other transfer agents appointed pursuant to the Agency Agreement (together, the "Transfer Agents"). No transfer of a Bond will be valid unless and until entered on the Register. The Registrar and any Transfer Agent may decline to effect any transfer of a Bond (i) during the period of 15 days ending on (and including) the due date for any payment of the principal of, and the premium on, such Bonds or (ii) in respect of which an Exchange Notice (as defined in Condition 5(E)) has been delivered in accordance with Condition 5(E) or a Put Exercise Notice (as defined in Condition 7(E)) has been delivered in accordance with Condition 7(E) or (iii) after the Bond has been tendered by the Holder in accordance with Condition 7(F).

Transfers of interests in the Bonds evidenced by the Global Certificate will be effected in accordance with the rules of the relevant clearing systems.

(B) *Delivery of New Certificates:* Each new Certificate to be issued on transfer of a Bond will, within three business days of receipt by the Registrar or the relevant Transfer Agent of the original Certificate and the form of transfer, be mailed at the risk of the Holder entitled to the Bonds to the address specified in the form of transfer. Where some but not all the Bonds in respect of which a Certificate is issued are to be transferred, exchanged for Shares or redeemed, a new Certificate in respect of the Bonds not so transferred, exchanged or redeemed will, within three business days of deposit or surrender of the original Certificate with or to the Registrar or the relevant Transfer Agent, Exchange Agent or Paying Agent, be mailed at the risk of the Holder of the Bonds not so transferred, exchanged or redeemed to the address of such Holder appearing on the register of Holders.

As used in this Condition 3, "business day" means a day on which banks are open for business in the city in which the specified office of the Transfer Agent with which a Certificate is deposited or surrendered in connection with a transfer is located.

(C) *Formalities Free of Charge:* No service charge shall be made for any registration of transfer of Bonds but the Issuer or any of the Transfer Agents may require payment of a sum sufficient to cover any tax or other governmental charges that may be imposed and such transfer shall not be made unless and until the required payment described herein is made.

(D) *Regulations:* All transfers of Bonds and entries on the register of Holders will be made subject to the detailed regulations concerning transfer of Bonds attached as a schedule to the Agency Agreement. A copy of the current regulations will be mailed (or sent via facsimile) by the Registrar to any Holder upon request.

4 Zero Coupon/Default Interest

The Bonds do not bear interest.

However, if the Issuer fails to pay any sum in respect of the Bonds when the same becomes due and payable under these Conditions, interest shall accrue on the overdue sum at the rate of six per cent. per annum from the due date. Such default interest shall accrue on the basis of a 360-day year of 12 months of 30 days each and, in the case of an incomplete month, the number of days elapsed.

5 Exchange

(A) *Exchange Right:* Each Holder shall have the right (the "Exchange Right"), subject as provided herein and to any applicable laws and regulations and in the manner described below, to deposit all or any of its Bonds with, or to the order of, the Issuer and to receive in exchange fully paid Shares (as defined below), which are owned by the Issuer.

As used in these Conditions, and as defined in the Trust Deed, the expression "Shares" means shares of par value HK$0.10 each of Beijing Enterprises Holdings Limited (the "Company") or shares of any class or classes resulting from any subdivision, consolidation or reclassification of those shares, which as between themselves have no preference in respect of dividends nor of amounts payable in the event of any voluntary or involuntary liquidation or dissolution of the Company.

The number of Shares to be delivered upon exchange of any Bond shall be determined by dividing the principal amount of the Bond (translated into Hong Kong dollars at the fixed rate of HK$7.7541 to US$1.00 (the "Fixed Rate")) by the Exchange Price (as defined below) in effect on the Exercise Date (as defined below). If more than one Bond is deposited for exchange at any one time by the same Holder and with the same Exchange Agent and in circumstances where the Shares deliverable in exchange for the Bonds will be registered in the same name(s), the number of Shares to be delivered in exchange for the Bonds will be calculated on the basis of the aggregate principal amount of Bonds to be exchanged. Fractions of Shares will not be delivered upon the exercise of an Exchange Right, and no cash adjustments will be made in respect of any such fraction.

Notwithstanding the foregoing provisions, the Issuer will have the right to elect to satisfy the Exchange Right in respect of any Bond delivered for exchange by delivering to the relevant Holder, in lieu of Shares, an amount of cash in US dollars equal to the Share Value (as defined below) of such Bond (the "Equivalent Exchange Amount"). This right of the Issuer may only be exercised in respect of the Exchange Right in respect of any Bond delivered for exchange by the Issuer sending on or before the close of business on the Exercise Date by telecopy, confirmed by first class mail, a notice to the Exchange Agent, which will send by telecopy a notice to the relevant exchanging Holder at the telecopy number specified in its Exchange Notice, with each such notice stating that the Issuer has elected to pay, or procure the payment of, such cash sum instead of delivering Shares. Such notice shall be irrevocable and the Equivalent Exchange Amount shall be payable in US dollars by the Issuer no later than five Business Days following the relevant Exercise Date.

For the purpose of this Condition 5(A):

"Business Day" means any day (other than a Saturday or Sunday) on which the Hong Kong Stock Exchange or the Alternative Stock Exchange, as the case may be, and commercial banks in New York, are open for business.

The "Share Value" of a Bond means the arithmetic average of the Volume Weighted Average Price of the Shares for each day during the three Trading Days (as defined below) immediately following and excluding the Exercise Date (translated into US dollars at a rate equal to the middle rate for the purchase of US dollars with Hong Kong dollars quoted by The Hongkong and Shanghai Banking Corporation Limited at the close of business on the business day in Hong Kong preceding the Exercise Date) multiplied by the principal amount of the Bond (translated into Hong Kong dollars at the Fixed Rate) divided by the Exchange Price in effect on the Exercise Date.

"Volume Weighted Average Price" means, in respect of a Share on any Trading Day, the order book volume-weighted average price of a Share appearing on or derived from Bloomberg screen 392 HK Equity VAP or such other source as shall be determined to be appropriate by a leading independent investment bank of international repute (acting as expert) selected by the Issuer and approved in writing by the Trustee on such Trading Day, provided that on any such Trading Day where such price is not available or cannot otherwise be determined as provided above, the Volume Weighted Average Price of a Share in respect of such Trading Day shall be the Volume Weighted Average Price, determined as provided above, on the immediately preceding Trading Day on which the same can be so determined.

(B) *Exchange Period:* Subject to the conditions set forth below, the Exchange Right in respect of any Bond may be exercised, at the option of the Holder thereof, at any time on or after 20 January 2006, up to the close of business (at the place of the office of the Exchange Agent where the Certificate representing such Bonds is deposited for exchange together with an Exchange Notice) on 14 December 2010 (or, if that is not a business day on which commercial banks are open for business in Hong Kong, on the immediately preceding business day, but in no event thereafter) or, if such Bonds shall have been called for redemption pursuant to Conditions 7(B) or (C) or shall have become due and payable pursuant to Condition 10 prior to such date, then up to the close of business (at the place aforesaid) on the fifth Trading Day (as defined below) in Hong Kong prior to the Redemption Date (as defined below) or the date the Bonds are payable pursuant to Condition 10 (the "Exchange Period"); provided, however, that the Exchange Right shall be suspended during, and the Exchange Period shall not include, any period during which the Company shall close its register of members as may be permissible under the laws of Hong Kong (a "Suspension Period"); and provided, further, however, that, if the Issuer shall default in making payment in full with respect to any Bonds which shall have been called for redemption prior to 21 December 2010 on the Redemption Date therefor, the Exchange Right attaching to such Bonds will continue to be exercisable up to and including the close of business (at the place where the Bonds are deposited for exchange) on the date upon which the full amount payable with respect to such Bonds has been duly received by the Trustee or paying agent appointed pursuant to the Agency Agreement (the "Principal Paying Agent") and notice of such receipt has been duly given to the Holders on or prior to 21 December 2010.

(C) *Exchange Price:* The "Exchange Price" will initially be HK$15.295 per Share, but will be subject to adjustment in the manner provided in Condition 5(D) below.

(D) *Adjustments to the Exchange Price:* The Exchange Price will be subject to adjustment in the following events:

(1) *Consolidation, Subdivision or Reclassification:* If and whenever there shall be an alteration to the nominal value of the Shares as a result of consolidation, subdivision or reclassification, the Exchange Price shall be adjusted by multiplying the Exchange Price in force immediately before such alteration by the following fraction:

$$\frac{A}{B}$$

Where:

A is the nominal amount of one Share immediately after such alteration; and

B is the nominal amount of one Share immediately before such alteration.

Such adjustment shall become effective on the date the alteration takes effect.

(2) *Capitalisation of Profits or Reserves:*

(i) If and whenever the Company shall issue any Shares credited as fully paid to the Shareholders by way of capitalisation of profits or reserves (including any share premium account) including, Shares paid up out of distributable profits or reserves and/or share premium account issued (except any Scrip Dividend), the Exchange Price shall be adjusted by multiplying the Exchange Price in force immediately before such issue by the following fraction:

$$\frac{A}{B}$$

Where:

A is the aggregate nominal amount of the issued Shares immediately before such issue; and

B is the aggregate nominal amount of the issued Shares immediately after such issue.

(ii) In the case of an issue of Shares by way of a Scrip Dividend where the Current Market Price of such Shares exceeds the amount of the Relevant Cash Dividend or the relevant part thereof and which would not have constituted a Distribution, the Exchange Price shall be adjusted by multiplying the Exchange Price in force immediately before the issue of such Shares by the following fraction:

$$\frac{A + B}{A + C}$$

Where:

A is the aggregate nominal amount of the issued Shares immediately before such issue;

B is the aggregate nominal amount of Shares issued by way of such Scrip Dividend multiplied by a fraction of which (i) the numerator is the amount of the whole, or the relevant part, of the Relevant Cash Dividend and (ii) the denominator is the Current Market Price of the Shares issued by way of Scrip Dividend in respect of each existing Share in lieu of the whole, or the relevant part, of the Relevant Cash Dividend; and

C is the aggregate nominal amount of Shares issued by way of such Scrip Dividend;

or by making such other adjustment as a leading independent investment bank of international repute (acting as expert), selected by the Company and approved in writing by the Trustee, shall certify to the Trustee is fair and reasonable.

Such adjustment shall become effective on the date of issue of such Shares or if a record date is fixed therefor, immediately after such record date.

(3) *Distributions:*

(i) Subject to Condition 5(D)(3)(ii), if and whenever the Company shall pay or make any Distribution to the Shareholders (except to the extent that the Exchange Price falls to be adjusted under Condition 5(D)(2) above), the Exchange Price shall be adjusted by multiplying the Exchange Price in force immediately before such Distribution by the following fraction:

$$\frac{A - B}{A}$$

Where:

A is the Current Market Price of one Share on the last Trading Day preceding the date on which the Distribution is publicly announced; and

B is the Fair Market Value on the date of such announcement of the portion of the Distribution attributable to one Share.

Such adjustment shall become effective on the date that such Distribution is actually made.

(ii) If and whenever the Company shall pay or make any Distribution in cash only to the Shareholders, the Exchange Price shall be adjusted by multiplying the Exchange Price in force immediately before such Distribution by the following fraction:

$$\frac{A - B}{A}$$

Where:

A is the Current Market Price of one Share on the record date for the determination of Shareholders entitled to receive such Distribution in cash; and

B is the amount of cash so distributed attributable to one Share.

Such adjustment shall become effective on the record date for the determination of Shareholders entitled to receive such Distribution in cash.

(4) *Rights Issues of Shares or Options over Shares:* If and whenever the Company shall issue Shares to all or substantially all Shareholders as a class by way of rights, or issue or grant to all or substantially all Shareholders as a class by way of rights, of options, warrants or other rights to subscribe for or purchase any Shares, in each case at less than 95 per cent. of the Current Market Price per Share on the last Trading Day preceding the date of the announcement of the terms of the issue or grant, the Exchange Price shall be adjusted by multiplying the Exchange Price in force immediately before such issue or grant by the following fraction:

$$\frac{A + B}{A + C}$$

Where:

A is the number of Shares in issue immediately before such announcement;

B is the number of Shares which the aggregate amount (if any) payable for the Shares issued by way of rights or for the options or warrants or other rights issued by way of rights and for the total number of Shares comprised therein would purchase at such Current Market Price per Share; and

C is the aggregate number of Shares issued or, as the case may be, comprised in the grant.

Such adjustment shall become effective on the date of issue of such Shares or issue or grant of such options, warrants or other rights (as the case may be).

(5) *Rights Issues of Other Securities:* If and whenever the Company shall issue any securities (other than Shares or options, warrants or other rights to subscribe or purchase Shares) to all or substantially all Shareholders as a class by way of rights or grant to all or substantially all Shareholders as a class by way of rights, of options, warrants or other rights to subscribe for or purchase any securities (other than Shares or options, warrants or other rights to subscribe or purchase Shares), the Exchange Price shall be adjusted by multiplying the Exchange Price in force immediately before such issue or grant by the following fraction:

$$\frac{A - B}{A}$$

Where:

A is the Current Market Price of one Share on the last Trading Day preceding the date on which such issue or grant is publicly announced; and

B is the Fair Market Value on the date of such announcement of the portion of the rights attributable to one Share.

Such adjustment shall become effective on the date of issue of the securities or grant of such rights, options or warrants (as the case may be).

(6) *Issues at less than Current Market Price:* If and whenever the Company shall issue any Shares (other than Shares issued on the exercise of Exchange Rights or on the exercise of any other rights of conversion into, or exchange or subscription for, Shares) or the issue or grant of options, warrants or other rights to subscribe or purchase Shares in each case at a price per Share which is less than 95 per cent. of the Current Market Price on the last Trading Day preceding the date of announcement of the terms of such issue, the Exchange Price shall be adjusted by multiplying the Exchange Price in force immediately before such issue by the following fraction:

$$\frac{A + B}{C}$$

Where:

A is the number of Shares in issue immediately before the issue of such additional Shares or the grant of such options, warrants or other rights to subscribe for or purchase any Shares;

B is the number of Shares which the aggregate consideration receivable for the issue of such additional Shares would purchase at such Current Market Price per Share; and

C is the number of Shares in issue immediately after the issue of such additional Shares.

References to additional Shares in the above formula shall, in the case of an issue by the Company of options, warrants or other rights to subscribe or purchase Shares, mean such Shares to be issued assuming that such options, warrants or other rights are exercised in full at the initial exercise price on the date of issue of such options, warrants or other rights.

Such adjustment shall become effective on the date of issue of such additional Shares or, as the case may be, the issue of such options, warrants or other rights.

(7) *Other Issues at less than Current Market Price:* Save in the case of an issue of securities arising from a conversion or exchange of other securities in accordance with the terms applicable to such securities themselves falling within this Condition 5(D)(7), if and whenever the Company or any of its Subsidiaries (otherwise than as mentioned in Condition 5(D)(4), 5(D)(5) or 5(D)(6)), or (at the direction or request of or pursuant to any arrangements with the Company or any of its Subsidiaries) any other company, person or entity shall issue any securities (other than the Bonds) which by their terms of issue carry rights of conversion into, or exchange or subscription for, Shares to be issued by the Company on conversion, exchange or subscription at a consideration per Share which is less than 95 per cent. of the Current Market Price on the last Trading Day preceding the date of announcement of the terms of issue of such securities, the Exchange Price shall be adjusted by multiplying the Exchange Price in force immediately before such issue by the following fraction:

$$\frac{A + B}{A + C}$$

Where:

A is the number of Shares in issue immediately before such issue;

B is the number of Shares which the aggregate consideration receivable by the Company for the Shares to be issued on conversion or exchange or on exercise of the right of subscription attached to such securities would purchase at such Current Market Price per Share; and

C is the maximum number of Shares to be issued on conversion or exchange of such securities or on the exercise of such rights of subscription attached thereto at the initial conversion, exchange or subscription price or rate.

Such adjustment shall become effective on the date of issue of such securities.

(8) *Modification of Rights of Exchange etc.:* If and whenever there shall be any modification of the rights of conversion, exchange or subscription attaching to any such securities as are mentioned in Condition 5(D)(7) (other than in accordance with the terms of such securities) so that the consideration per Share (for the number of Shares available on conversion, exchange or subscription following the modification) is less than 95 per cent. of the Current Market Price on the last Trading Day preceding the date of announcement of the proposals for such modification, the Exchange Price shall be adjusted by multiplying the Exchange Price in force immediately before such modification by the following fraction:

$$\frac{A + B}{A + C}$$

Where:

A is the number of Shares in issue immediately before such modification;

B is the number of Shares which the aggregate consideration receivable by the Company for the Shares to be issued on conversion or exchange or on exercise of the right of subscription attached to the securities so modified would purchase at such Current Market Price per Share or, if lower, the existing conversion, exchange or subscription price; and

C is the maximum number of Shares to be issued on conversion or exchange of such securities or on the exercise of such rights of subscription attached thereto at the modified conversion, exchange or subscription price or rate but giving credit in such manner as a leading independent investment bank of international repute (acting as expert), selected by the Company and approved in writing by the Trustee, consider appropriate (if at all) for any previous adjustment under this Condition 5(D)(8) or Condition 5(D)(7).

Such adjustment shall become effective on the date of modification of the rights of conversion, exchange or subscription attaching to such securities.

(9) *Other Offers to Shareholders:* If and whenever the Company or any of its Subsidiaries or (at the direction or request of or pursuant to any arrangements with the Company or any of its Subsidiaries) any other company, person or entity issues, sells or distributes any securities in connection with which an offer to which the Shareholders generally are entitled to participate in arrangements whereby such securities may be acquired by them (except where the Exchange Price falls to be adjusted under Condition 5(D)(4), Condition 5(D)(5), Condition 5(D)(6) or Condition 5(D)(7)), the Exchange Price shall be adjusted by multiplying the Exchange Price in force immediately before such issue by the following fraction:

$$\frac{A - B}{A}$$

Where:

A is the Current Market Price of one Share on the last Trading Day preceding the date on which such issue is publicly announced; and

B is the Fair Market Value on the date of such announcement of the portion of the rights attributable to one Share.

Such adjustment shall become effective on the date of issue of the securities.

(10) *Other Events:* If the Issuer or the Trustee determines that an adjustment should be made to the Exchange Price as a result of one or more events or circumstances not referred to in this Condition 5, the Issuer shall, at its own expense, consult a leading independent investment bank of international repute (acting as expert), selected by the Issuer and approved in writing by the Trustee, to determine as soon as practicable what adjustment (if any) to the Exchange Price is fair and reasonable to take account thereof, if the adjustment would result in a reduction in the Exchange Price, and the date on which such adjustment should take effect and upon such determination by the independent investment bank such adjustment (if any) shall be made and shall take effect in accordance with such determination, provided that where the circumstances giving rise to any adjustment pursuant to this Condition 5 have already resulted or will result in an adjustment to the Exchange Price or where the circumstances giving rise to any adjustment arise by virtue of circumstances which have already given rise or will give rise to an adjustment to the Exchange Price, such modification (if any) shall be made to the operation of the provisions of this Condition 5 as may be advised by the independent investment bank to be in their opinion appropriate to give the intended result.

For the purposes of these Conditions:

"Alternative Stock Exchange" means at any time, in the case of the Shares, if they are not at that time listed and traded on the Hong Kong Stock Exchange, the principal stock exchange or securities market as shall have been approved by an Extraordinary Resolution of Holders and on which the Shares are then listed or quoted or dealt in.

"Closing Price" for the Shares for any Trading Day shall be the price published in the Daily Quotation Sheet published by the Hong Kong Stock Exchange or, as the case may be, the equivalent quotation sheet of an Alternative Stock Exchange for such day.

"Current Market Price" means, in respect of a Share at a particular date, the average of the closing prices published in the Daily Quotation Sheet of the Hong Kong Stock Exchange or the equivalent quotation sheet of an Alternative Stock Exchange for one

Share (being a Share carrying full entitlement to dividend) for the five consecutive Trading Days ending on the Trading Day immediately preceding such date, provided that if at any time during the said five Trading Day period the Shares shall have been quoted ex-dividend and during some other part of that period the Shares shall have been quoted cum-dividend then:

(i) if the Shares to be issued in such circumstances do not rank for the dividend in question, the quotations on the dates on which the Shares shall have been quoted cum-dividend shall for the purpose of this definition be deemed to be the amount thereof reduced by an amount equal to the amount of that dividend per Share; or

(ii) if the Shares to be issued in such circumstances rank for the dividend in question, the quotations on the dates on which the Shares shall have been quoted ex-dividend shall for the purpose of this definition be deemed to be the amount thereof increased by such similar amount;

and provided further that if the Shares on each of the said five Trading Days have been quoted cum-dividend in respect of a dividend which has been declared or announced but the Shares to be issued do not rank for that dividend, the quotations on each of such dates shall for the purpose of this definition be deemed to be the amount thereof reduced by an amount equal to the amount of that dividend per Share.

"Distribution" means any dividend or distribution (whether of cash or assets in specie) by the Company for any financial period (whenever paid or made and however described) (and for these purposes a distribution of assets in specie includes without limitation an issue of shares or other securities credited as fully or partly paid (other than Shares credited as fully paid) by way of capitalisation of reserves) unless (i) and only to the extent that, it does not, when taken together with the aggregate of the Fair Market Value of any other dividend or distribution previously made or paid in respect of the relevant financial year to which it relates, exceed 2.3 per cent. of the closing price of the Shares on the Hong Kong Stock Exchange on the date of announcement of the dividend or distribution or (ii) it comprises a purchase or redemption of Shares by or on behalf of the Company (or a purchase of Shares by or on behalf of a Subsidiary of the Company), where the weighted average price (before expenses) on any one day in respect of such purchases does not exceed the Current Market Price of the Shares as published in the Daily Quotation Sheet of the Hong Kong Stock Exchange or the equivalent quotation sheet of an Alternative Stock Exchange, as the case may be, by more than five per cent. either (1) on that date, or (2) where an announcement has been made of the intention to purchase Shares at some future date at a specified price, on the Trading Day immediately preceding the date of such announcement and, if in the case of either (1) or (2), the relevant day is not a Trading Day, the immediately preceding Trading Day.

In making any such calculation, such adjustments (if any) shall be made as a leading independent investment bank of international repute (acting as expert) selected by the Issuer and approved by the Trustee may consider appropriate to reflect (a) any consolidation or subdivision of the Shares, (b) issues of Shares by way of capitalisation of profits or reserves, or any like or similar event or (c) the modification of any rights to dividends of Shares.

"Fair Market Value" means, with respect to any assets, security, option, warrants or other right on any date, the fair market value of that asset, security, option, warrant or other right as determined by a leading independent investment bank of international repute (acting as expert) selected by the Issuer and approved in writing by the Trustee, provided that (i) the fair market value of a cash dividend paid or to be paid per Share

shall be the amount of such cash dividend per Share determined as at the date of announcement of such dividend; (ii) where options, warrants or other rights are publicly traded in a market of adequate liquidity (as determined by such investment banks) the fair market value of such options, warrants or other rights shall equal the arithmetic mean of the daily closing prices of such options, warrants or other rights during the period of five trading days on the relevant market commencing on the first such trading day such options, warrants or other rights are publicly traded.

"Relevant Cash Dividend" means any cash dividend specifically declared by the Company.

"Scrip Dividend" means any Shares issued in lieu of the whole or any part of any Relevant Cash Dividend being a dividend which the Shareholders concerned would or could otherwise have received and which would not have constituted a Distribution (and for the avoidance of doubt to the extent that no adjustment is to be made under Condition 5(D)(3) in respect of the amount by which the Current Market Price of the Shares exceeds the Relevant Cash Dividend or part thereof).

"Trading Day" means a day when the Hong Kong Stock Exchange or, as the case may be, an Alternative Stock Exchange is open for dealing business, provided that if no closing price is reported in respect of the relevant Shares on the Hong Kong Stock Exchange or, as the case may be the Alternative Stock Exchange for one or more consecutive dealing days such day or days will be disregarded in any relevant calculation and shall be deemed not to have existed when ascertaining any period of dealing days.

Notwithstanding the foregoing, the Exchange Price shall not be subject to adjustment where the Company issues options pursuant to an employee or director share option scheme approved by the shareholders of the Company and complying with the rules of the Hong Kong Stock Exchange, or issues Shares pursuant to the exercise of such options.

In addition, the Exchange Price may be adjusted downward, at the election of the Issuer, on each of the second, third and fourth anniversary of the date of issuance of the Bonds provided that the Exchange Price, as adjusted pursuant to this paragraph, is not less than 50 per cent. of the Exchange Price as in effect on the date of the Trust Deed, as adjusted pursuant to the provisions of this Condition 5(D) other than this paragraph. The Issuer shall cause to be filed with the Trustee and shall cause to be given to all Holders, at least 10 days prior to each anniversary on which it elects to adjust the Exchange Price downward pursuant to the foregoing, notice stating that it has elected to make an adjustment pursuant to the foregoing, the amount of such adjustment and that the adjustment will be effective on the applicable anniversary. Such notice shall be irrevocable and such adjustment will be effective on the applicable anniversary.

Where more than one event which gives rise to an adjustment to the Exchange Price occurs within such a short period of time that, in the opinion of the Trustee (after consultation, if practicable, with the Issuer), or where the circumstances giving rise to an adjustment have already resulted or will result in an adjustment to the Exchange Price under another of the adjustment provisions or where any other circumstances giving rise to any adjustment arise by virtue of other circumstances which have already given or will give rise to an adjustment, a modification to the operation of the adjustment provisions may be required in order to give the intended result, such modification shall be made as may, in the opinion of the Trustee (after consultation, if practicable, with the Issuer), be appropriate to yield such intended result.

On any adjustment, the resultant Exchange Price, if not an integral multiple of HK$0.01, shall be rounded down to the nearest HK$0.01. No adjustment to the Exchange Price will be made where such adjustment would be less than HK$0.01. Any adjustment not so made will be carried forward and taken into account on a subsequent adjustment. Any adjustment will be notified promptly by the Issuer to the Holders in accordance with Condition 16.

No adjustment involving an increase in the Exchange Price will be made, except in the case of a consolidation of the Shares as referred to in Condition 5(D)(1) above.

The Trustee shall not be under any duty to monitor whether any event or circumstance has happened or exists which may require an adjustment to be made to the Exchange Price and will not be responsible to Holders for any loss arising from any failure by it to do so.

(E) *Exchange Notice:* To exercise the Exchange Right attaching to any Bond, the Holder must complete and execute a notice in the then current form obtainable from the specified office of an Exchange Agent (an "Exchange Notice") and deliver at such holder's or beneficial owner's own expense such Notice to the specified office of any Exchange Agent together with the relevant Bond or Bonds, any certificates and other documents as may be required under the laws of the jurisdiction in which the office of such Exchange Agent shall be located and any payment required by sub-paragraph (ii) below.

An Exchange Notice once given shall be irrevocable and may not be withdrawn without the consent in writing of the Issuer. The Issuer, or the Exchange Agent on its behalf, may reject any incomplete or incorrect Exchange Notice. All costs and expenses incurred or caused by an incomplete Exchange Notice shall be for the account of the relevant Holder.

Where the relevant Bond is represented by the Global Certificate, any person appearing in the records of Euroclear or Clearstream as entitled to an interest in the Global Certificate shall be entitled (subject to the provisions of the Global Certificate) to deliver or cause to be delivered to Euroclear or Clearstream, as the case may be, at its own expense a duly completed Exchange Notice referred to above, in duplicate.

(F) *Exercise Date:* The "Exercise Date" applicable to a Bond shall mean the next business day in Hong Kong following the delivery of an Exchange Notice to an Exchange Agent and compliance by the relevant Holder with the other conditions set out above, which day both is a Trading Day and occurs during the Exchange Period.

Holders who deposit Bonds and deliver an Exchange Notice on the final day prior to a Suspension Period or who deposit Bonds and deliver an Exchange Notice during a Suspension Period will not be permitted to exchange their Bonds until an Exercise Date after the end of the Suspension Period. Such Holders will not be registered as shareholders and will retain the rights of a Holder with respect to the Bonds until the Exercise Date. The price at which such Bonds will be exchanged will be the Exchange Price in effect on the Exercise Date.

(G) *Stamp and Other Duties and Taxes and Exchange Costs:* Payment of all stamp duty, reserve, income, transfer and registration tax and any other duties and taxes and any brokers' commissions or other stock exchange transaction costs, together with any value added or other tax thereon, arising on exercise of any Exchange Right and/or on the transfer, delivery or other disposition of Shares by the Issuer to or to the order of the relevant Holder payable in or imposed by the People's Republic of China excluding Hong Kong (the "PRC"), Hong Kong, the British Virgin Islands, any state or

other political subdivision thereof and any other jurisdiction in which the register in respect of the Shares is located or in which any Shares are situated, will be made or procured by the Issuer. If the Issuer shall fail to pay any such taxes, duties or costs, the relevant Holder shall be entitled to tender and pay the same. The Issuer has, in the Trust Deed, agreed to reimburse each Holder in respect of the payment of such taxes, duties and costs and any penalties paid in respect thereof. A Holder exercising Exchange Rights must pay to the relevant Exchange Agent any such taxes, duties or costs arising in any other circumstances.

(H) *Delivery of Shares:* The Issuer shall take all necessary action to procure the transfer of Shares to exchanging Holders in accordance with prevailing regulations relevant to the transfer of the Shares to exchanging Holders. The Issuer shall take all necessary action to procure that Shares are delivered to an exchanging Holder or its nominee as provided for in the Exchange Notice through the Central Clearing and Settlement System of Hong Kong ("CCASS") within three business days after the Exercise Date, unless such Holder otherwise specifies in its Exchange Notice that delivery shall be made otherwise than through CCASS, and in that case, the Issuer shall use its best endeavours to procure that a certificate (registered in the name of the Holder or its nominee as provided for in the Exchange Notice) for the Shares in registered form shall be issued and despatched (at the risk of the relevant Holder) (or, if requested, made available for collection) not later than 14 business days after the Exercise Date.

References to "business day" in this Condition shall mean a day on which both CCASS and the share registrar and transfer office of the Company in Hong Kong are open for business for trade, settlement of the Shares and for registration of Share transfers.

If the Exercise Date in relation to any Bond shall be on or after a date with effect from which an adjustment to the Exchange Price (as defined below) takes retroactive effect pursuant to the Trust Deed and the relevant Exercise Date falls on a date when the relevant adjustment has not been reflected in the Exchange Price, the Issuer will, within 20 days after the date of such adjustment of the Exchange Price, deliver in accordance with this Condition such number of Shares as is equal to the number of additional Shares that would have been required to be delivered in exchange for such Bond if the relevant retroactive adjustment had been made as at the Exercise Date over the number of such Shares previously issued pursuant to such exchange, and, in such event and with respect to such number of Shares, references in the immediately preceding paragraph to the Exercise Date shall be deemed to refer to the date upon which such retroactive adjustment becomes effective (disregarding the fact that it becomes effective retroactively). Fractions of Shares will not be issued and no cash adjustment will be made in respect thereof.

(I) *Shares:* Shares to be delivered on exercise of Exchange Rights shall not include any dividends, or other income thereon declared or paid by reference to a record date prior to the Exercise Date. Shares delivered pursuant to exercise of Exchange Rights shall rank for dividends or other distributions by reference to any record date in respect of such dividends or distributions falling on or after the relevant Exercise Date. Pending the delivery of Shares on exercise of Exchange Rights, the Issuer will be entitled to exercise any voting rights attaching to such Shares in accordance with the terms of the Trust Deed on all matters submitted to the shareholders of the Company. The Holders shall have no voting or other rights attaching to the Shares prior to exchange. In exercising such voting rights the Issuer may have regard to its own interests to the exclusion of the interests of Holders or any of them.

(J) *Termination of Appointment of Exchange Agent:* The Issuer has reserved the right, subject to the provisions of the Trust Deed and the Agency Agreement, at any time to vary or terminate the appointment of any Exchange Agent and to appoint further or other Exchange Agents, provided that the Issuer shall give notice of any such termination or appointment in accordance with the Trust Deed and the Agency Agreement, and, provided further that the Issuer will at all times maintain an Exchange Agent having specified offices in Hong Kong.

6 Payments

(A) *Payment Methods:* Payment of principal and premium will be in US dollars and will be made by transfer to the registered account of the Holder or by cheque drawn on a bank in New York City mailed to the registered address of the Holder if it does not have a registered account. Payments of principal will only be made against surrender of the relevant Certificate at the specified office of the Principal Paying Agent or any of the other Paying Agents.

(B) *Equivalent Exchange Amounts:* Equivalent Exchange Amounts payable on Bonds deposited for Exchange will be paid in US dollars and will be made by transfer to the registered account of the Holder or by cheque drawn on a bank in New York City mailed to the registered address of the Holder or such other address as may be specified in the Exchange Notice.

(C) *Fiscal Laws:* All payments are subject in all cases to any applicable fiscal or other laws and regulations, but without prejudice to the provisions of Condition 8. No commissions or expenses shall be charged to the Holders in respect of such payments.

(D) *Registered Accounts:* A Holder's registered account means the US dollar account maintained by or on behalf of it with a bank in New York City details of which appear on the register of Holders at the close of business on the tenth business day (as defined below) before the due date for payment and a Holder's registered address means its address appearing on the register of Holders at that time.

(E) *Payment Instruction:* Where payment is to be made by transfer to a registered account, payment instructions (for value on the due date or, if that is not a business day (as defined below), for value on the next succeeding business day) will be initiated and, where payment is to be made by cheque, the cheque will be mailed on the due date for payment or, in the case of a payment of principal and premium, if later, on the business day on which the relevant Certificate is surrendered at the specified office of a Paying Agent.

(F) *Delay in Payment:* Holders will not be entitled to any interest or other payment for any delay after the due date in receiving the amount due if the due date at the place of payment (or, in the case of the surrender of a Certificate, the place where the Certificate is surrendered) is not a business day (provided the amount is duly provided for on or before the due date), if the Holder is late in surrendering its Certificate (if required to do so) or if a cheque mailed in accordance with this Condition arrives after the due date for payment.

(G) *Legal Holidays:* In any case where any Interest Payment Date or redemption date or the maturity date of any Bonds shall not be a business day in the place of payment, then (notwithstanding any other provision of these Conditions) payment of principal

of, and premium on, the Bonds need not be made on such date, but may be made on the next succeeding business day in such place with the same force and effect as if made on the redemption date or the maturity date.

(H) *Business Day:* In this Condition, "business day" means, in any place, a day on which commercial banks are generally open for business in such place, or if no such place is specified, in New York City.

(I) *Partial Payment:* If the amount of principal and premium which is due on the Bonds is not paid in full, the Registrar will annotate the register of Holders with a record of the amount of principal and premium, in fact paid in accordance with its customary practice.

7 Redemption, Purchase and Cancellation

(A) *Redemption at Maturity:* Unless previously redeemed, exchanged or purchased and cancelled as herein provided, the Issuer will redeem the Bonds on 21 December 2010 (the "Maturity Date") at 116.05 per cent. of their principal amount.

(B) *Redemption at the Option of the Issuer:* On or at any time after 21 December 2008 and prior to the Maturity Date, the Issuer may, having given not less than 30 nor more than 60 days' notice to the Holders (which notice will be irrevocable), redeem all or from time to time some (being US$1,000,000 in principal amount or an integral multiple thereof) of the Bonds at the Early Redemption Amount if (a) either (x) (i) the Closing Price of the Shares for a period of 30 consecutive Trading Days, the last of which occurs not more than 10 days prior to the date upon which notice of such redemption is published, is at least 130 per cent. of the applicable Early Redemption Amount (translated into Hong Kong dollars at the Prevailing Rate) divided by the Exchange Ratio and (ii) the Closing Price of the Shares translated into US dollars at the Prevailing Rate for such 30 consecutive Trading Days is at least 130 per cent. of the applicable Early Redemption Amount divided by the Exchange Ratio or (y) at least 95 per cent. of the original issued principal amount of the Bonds have been exchanged, redeemed or purchased and cancelled and (b) if the Redemption Date therefor would not fall during a Suspension Period. If there shall occur an event giving rise to a change in the Exchange Price during any such 30 Trading Day period, appropriate adjustments for the relevant days shall be made for the purpose of calculating the Closing Price for such days. If the Closing Price cannot be determined for one or more consecutive Trading Days, such day or days will be disregarded in the relevant calculation and will be deemed not to have existed when ascertaining such 30 Trading Day period.

In the case of a partial redemption of Bonds pursuant to this Condition 7(B), the Trustee will select the Bonds or portions thereof to be redeemed individually by lot not more than 60 days prior to the date fixed for redemption and the Issuer or the Trustee will notify the Holders in the manner set forth in Conditions 7(G) and 16 of the redemption price, the date fixed for redemption and the identifying numbers of the Bonds or portions thereof to be redeemed not less than 30 days prior to such date.

Upon the expiry of any such notice, the Issuer will be bound to redeem the Bonds to which such notice relates that are outstanding at the date fixed for redemption at the Early Redemption Amount applicable at such date.

For the purposes of these Conditions:

The "Exchange Ratio" is equal to the principal amount of the Bonds divided by the then Exchange Price translated into U.S. dollars at the Fixed Rate.

The "Prevailing Rate" for the translation of the Closing Prices or the Early Redemption Amount shall be the arithmetic average of the middle rate for the purchase of US dollars with Hong Kong dollars quoted by The Hong Kong and Shanghai Banking Corporation Limited at the close of business on each day of the relevant 30 consecutive Trading Day period.

The "Early Redemption Amount" of a Bond, for each US$1,000 principal amount of the Bonds, is determined so that it represents for the Holder a gross yield of 3.00 per cent. per annum, calculated on a semi-annual basis. The applicable Early Redemption Amount for each US$1,000 principal amount of Bonds is calculated in accordance with the following formula, rounded (if necessary) to two decimal places with 0.005 being rounded upwards (provided that if the date fixed for redemption is the Semi-Annual Date (as set out below), such Early Redemption Amount shall be as set out in the table below in respect of such Semi-Annual Date):

Early Redemption Amount = Previous Redemption Amount x $(1 + r/2)^{d/p}$

Previous Redemption Amount = the Early Redemption Amount for each US$1,000 principal amount of the Bonds on the Semi-Annual Date immediately preceding the date fixed for redemption as set out below (or if the Bonds are to be redeemed prior to 21 June 2006, US$1,000):

Semi-Annual Date	Early Redemption Amount
	(US$)
21 June 2006	1,015.00
21 December 2006	1,030.23
21 June 2007	1,045.68
21 December 2007	1,061.36
21 June 2008	1,077.28
21 December 2008	1,093.44
21 June 2009	1,109.84
21 December 2009	1,126.49
21 June 2010	1,143.39
21 December 2010	1,160.54

r = 3.00 per cent. expressed as a fraction.

d = number of days from and including the immediately preceding Semi-Annual Date (or if the Bonds are to be redeemed on or before 21 June 2006, from and including the Closing Date) to, but excluding, the date fixed for redemption, calculated on the basis of a 360-day year consisting of 12 months of 30 days each and, in the case of an incomplete month, the number of days elapsed.

p = 180.

(C) *Redemption for Taxation Reasons:* At any time the Issuer may, having given not less than 30 nor more than 60 days' notice to the Holders (which notice will be irrevocable), redeem in US dollars the Bonds in whole but not in part at the Early Redemption Amount if (i) the Issuer provides to the Trustee prior to the giving of such notice an opinion of counsel or the Issuer's certified public accountants to the effect that it has or will become obliged to pay Additional Amounts as provided or referred to under Condition 8 as a result of any change in amendment or non-renewal of, or judicial decision relating to, the law or regulations of the PRC, Hong Kong, the British Virgin Islands or any political subdivision or any authority thereof or therein or having power to tax, or any change in the general application or official interpretation of such laws or regulations, which change or amendment becomes effective on or after 30 November 2005, and (ii) such obligation cannot be avoided by the Issuer taking reasonable measures available to it, provided that no such notice of redemption will be given earlier than 90 days before the earliest date on which the Issuer would be obligated to pay such Additional Amounts (as defined in Condition 8) were a payment in respect of the Bonds then due; provided further, that no such redemption may be made such that the Redemption Date therefor is set during a Suspension Period.

Prior to the delivery or publication of any notice of redemption pursuant to this paragraph, the Issuer will deliver to the Trustee a certificate signed by two duly authorised officers of the Issuer stating that the Issuer is entitled to effect such redemption and setting forth a statement of facts showing that the conditions precedent to the right of the Issuer so to redeem have occurred, and an opinion of counsel to the effect that the Issuer is permitted to effect such redemption pursuant to the terms of the Trust Deed and the Issuer has or will become obligated to pay such amounts as a result of such changes or amendment.

(D) *Purchases:* The Issuer or any Subsidiary or Affiliate of the Issuer may at any time and from time to time purchase Bonds at any price in the open market or otherwise. Such Bonds will be surrendered to any Paying Agent for cancellation.

(E) *Redemption at the Option of the Holders:* On 21 December 2008 (the "Put Option Date"), the holder of each Bond will have the right at such holder's option, to require the Issuer to redeem all or some only of the Bonds of such holder on the Put Option Date at 109.34 per cent. of their principal amount. To exercise such right, the holder of the relevant Bond must complete, sign and deposit at the specified office of any Paying Agent a duly completed and signed notice of redemption, in the then current form obtainable from the specified office of any Paying Agent ("Put Exercise Notice") together with the Certificate evidencing the Bonds to be redeemed not earlier than 60 days and not later than 45 days prior to the Put Option Date.

A Put Exercise Notice, once delivered, shall be irrevocable (and may not be withdrawn unless the Issuer consents to such withdrawal) and the Issuer shall redeem the Bonds the subject of Put Exercise Notices delivered as aforesaid on the Put Option Date.

(F) *Repurchase at the Option of Holders upon Delisting or Change of Control:* Within 30 days following the date of the consummation of a transaction that results in a Relevant Event, the Issuer will commence an offer to purchase (an "Offer to Purchase") all outstanding Bonds, at a purchase price equal to the Early Redemption Amount applicable on the date of purchase.

Within 30 days of the consummation of a transaction that results in a Relevant Event, (i) the Issuer will cause to be published in a leading newspaper of general circulation in Asia (which is expected to be the *Asian Wall Street Journal*) a notice that a Relevant Event, has occurred and that the Issuer will be making an Offer to Purchase Bonds pursuant to the requirements of the Trust Deed and (ii) an offer document (an "Offer Document") will be sent, by first class mail, to registered holders of Bonds, accompanied by such information regarding the Issuer and its subsidiaries and the circumstances regarding the Relevant Event as the Issuer believes in good faith will enable the Holders to make an informed decision with respect to the Offer to Purchase. The Offer Document will contain all instructions and materials necessary to enable Holders to tender Bonds pursuant to the Offer to Purchase. The Offer Document will also state (i) that a Relevant Event has occurred and that the Issuer is offering to purchase the Holder's Bonds, (ii) the expiration date of the Offer to Purchase, which will be, subject to any contrary requirements of applicable law, not less than 30 days or more than 60 days after the date of such Offer Document, (iii) the purchase date for the purchase of Bonds, which will be within five business days after the expiration date, (iv) the purchase price and (v) a description of the procedure which a Holder must follow to tender all or any portion of such Holder's Bonds.

To tender any Bond, a Holder must surrender such Bond at the place or places specified in the Offer Document prior to the close of business on the expiration date. The Holder will be entitled to withdraw all or any portion of Bonds tendered if the Issuer (or its Paying Agent) receives, not later than the close of business on the expiration date, a telegram, telex, facsimile transmission or letter setting forth the name of the Holder, the principal amount of the Bond the Holder tendered, the certificate number of the Bond the Holder tendered and a statement that the Holder is withdrawing all or a portion of the Holder's tender. Any portion of a Bond tendered must be tendered in an integral multiple of US$1,000 principal amount.

For the purpose of this Condition 7(F), a "Relevant Event" will be deemed to occur:

(i) when the Shares cease to be listed or admitted to trading on the Hong Kong Stock Exchange (and if applicable, the Alternative Stock Exchange); or

(ii) when there is a Change of Control.

A "Change of Control" will be deemed to have occurred if (i) the Beijing Municipal Government ceases to, directly or indirectly, control the Issuer or (ii) the Issuer ceases to, directly or indirectly, control the Company.

(G) *Cancellation:* All Bonds redeemed by the Issuer or purchased and surrendered to any Paying Agent for cancellation as provided in Condition 7(D) or (E) above will forthwith be cancelled, and all Certificates in respect of cancelled Bonds will be forwarded to or to the order of the Principal Paying Agent and such Bonds may not be reissued or resold.

(H) *Redemption Notices:* All redemption notices to Holders given by or on behalf of the Issuer pursuant to Condition 7(B) or (C) will specify (i) the Exchange Price as at the date of the notice, (ii) the redemption date (the "Redemption Date"), (iii) the Early Redemption Amount, (iv) that on the redemption date the principal of, and premium on, any Bonds to be redeemed will become due and payable, (v) the place where Certificates are to be surrendered and (vi) the identifying numbers of the Bonds and/ or Certificates to be redeemed.

(l) *Selection of the Bonds:* In the case of a redemption of some only of the Bonds pursuant to Condition 7(B), the Bonds to be redeemed will be selected individually by lot by the Principal Agent, in such place as the Trustee shall approve and in such manner as the Trustee shall deem to be appropriate and fair not more than 70 days and not less than 15 days prior to the date fixed for redemption.

As used in these Conditions:

"Control" or "control", with respect to any Person, means the acquisition or control of more than 50 per cent. of the voting rights of the issued share capital of the Person or the right to appoint and/or remove all or the majority of the members of the Person's board of directors or other governing body, whether obtained directly or indirectly, and whether obtained by ownership of share capital, the possession of voting rights, contract or otherwise; "Person" means any individual, corporation, partnership, joint venture, trust, limited company, unincorporated organisation or government or any agency or political subdivision thereof.

"Subsidiary", with respect to any Person, means (i) a corporation more than 50 per cent. of the combined voting power of the outstanding voting stock of which is owned, directly or indirectly, by such Person or by one or more other Subsidiaries of such Person or by such Person and one or more Subsidiaries thereof or (ii) any other Person (other than a corporation) in which such Person, or one or more other Subsidiaries of such Person or such Person and one or more other Subsidiaries thereof, directly or indirectly, has at least a majority ownership and power to control the policies, management and affairs thereof.

8 Taxation

All payments of principal and premium by or on behalf of the Issuer will be made without deduction or withholding for or on account of any present or future taxes, duties, assessments or governmental charges of whatever nature imposed or levied by or on behalf of the government of the PRC, Hong Kong, the British Virgin Islands or any authority thereof or therein having power to tax, unless such withholding or deduction is required by law. In the event that such withholding or deduction from any such payment is required by law, the Issuer will pay such additional amount as will result in the payment to the Holders of the amounts that would otherwise have been receivable in respect of principal and premium (the "Additional Amounts"), in respect of payments on such Bonds in the absence of such deduction or withholding, except that no such Additional Amounts will be payable pursuant to this sentence in respect of any Bonds:

(a) to a holder (or to a third party on behalf of a holder) who is subject to such taxes, duties, assessments or governmental charges in respect of such Bonds by reason of his being connected with the PRC, Hong Kong or the British Virgin Islands otherwise than merely by holding the Bonds or by the receipt of principal and premium in respect of the Bonds; or

(b) if the Certificate in respect of such Bonds is required to be surrendered pursuant to these Conditions, and is surrendered more than 30 days after the relevant date except to the extent that the holder would have been entitled to such Additional Amounts on surrendering the relevant Certificate for payment on the last day of such period of 30 days; or

(c) where such withholding or deduction is imposed on a payment to an individual and is required to be made pursuant to any European Union Directive on the taxation of savings implementing the conclusions of the ECOFIN Council meeting of 26-27 November 2000 or any law implementing or complying with, or introduced in order to conform to, such Directive; or

(d) by or on behalf of a Holder who would have been able to avoid such withholding or deduction by presenting the relevant Bond to another Paying Agent in a Member State of the European Union.

For the purposes hereof "relevant date" means whichever is the later of (a) the date on which such payment first becomes due and (b) if the full amount payable has not been received in New York City by the Trustee or the Principal Paying Agent on or prior to such due date, the date on which, the full amount having been so received, notice to that effect shall have been given to the Holders.

References in these Conditions to principal and premium will be deemed also to refer to any Additional Amounts which may be payable under this Condition or any undertaking or covenant given in addition thereto or in substitution therefor pursuant to the Trust Deed.

9 Undertakings

So long as any of the Bonds remains Outstanding (as defined in the Trust Deed), and subject to the provision in the following paragraph:

(A) *Limitation on Liens:* The Issuer will not create or permit to subsist any mortgage, charge, pledge, lien or other form of encumbrance or security interest (a "Lien"), upon the whole or any part of its property, assets or revenues, present or future, to secure for the benefit of the holders of any Debt (i) payment of any sum due in respect of any such Debt, (ii) any payment under any guarantee of any such Debt or (iii) any payment under any indemnity or other like obligation relating to any such Debt; provided that the foregoing will not apply to Liens for taxes or assessments or other governmental charges or levies, Liens to secure the performance of statutory obligations and other similar Liens that are not consensual and that arise by operation of law, in each case, incurred in the ordinary course of business not in connection with any borrowing or other financing activities.

(B) *Limitation on Debt:* The Issuer will not incur any Debt other than the Bonds.

"Debt" means (without duplication), with respect to any Person, whether or not contingent, (i) every obligation of such Person for money borrowed, (ii) every obligation of such Person evidenced by bonds, debentures, notes or other similar instruments, including obligations incurred in connection with the acquisition of property, assets or businesses, (iii) every reimbursement obligation of such Person with respect to letters of credit, bankers' acceptances or similar facilities issued for the account of such Person, (iv) every obligation of such Person issued or assumed as the deferred purchase price of property or services (including securities repurchase agreements but excluding trade accounts payable or accrued liabilities arising in the ordinary course of business which are not overdue or which are being contested in good faith), (v) every obligation under Interest Rate, Currency or Commodity Price Agreements of such Person and (vi) every obligation of the type referred to in clauses (i)

through (iv) of another Person and all dividends of another Person the payment of which, in either case, such Person has guaranteed or is responsible or liable, directly or indirectly, as obligor, guarantor or otherwise.

"Interest Rate, Currency or Commodity Price Agreement" of any Person means any forward contract, futures contract, swap, option or other financial agreement or arrangement (including, without limitation, caps, floors, collars and similar agreements) relating to, or the value of which is dependent upon, interest rates, currency exchange rates or commodity prices or indices (excluding contracts for the purchase or sale of goods in the ordinary course of business).

(C) *Level of Ownership of the Company:* The Issuer will maintain the Company's status as its directly owned Subsidiary and a direct ownership of the issued share capital of the Company of not less than 50 per cent., provided that the Issuer will be deemed to be in compliance with this Condition 9(C) if during any period when the Company is not a directly owned Subsidiary of the Issuer, the Issuer is party to a contract the performance of which would cause the Company to become a directly owned Subsidiary of the Issuer within 45 days of the time the Company ceased to be a directly owned Subsidiary of the Issuer and provided further that in any given calendar year such period is not longer than 60 days.

(D) *Limitation on Business:* The Issuer will not engage in any business or other activities other than (i) holding Shares or activities that are otherwise incidental or directly relating to its holding Shares, (ii) activities incidental or directly relating to performing its obligations under the Bonds, the Trust Deed and the Agency Agreement, (iii) using the proceeds received from the issuance of the Bonds to repay Debt of the Issuer owing to Beijing Holdings Limited ("BHL") existing on the date of issuance of the Bonds and lending the balance of such proceeds to BHL in accordance with the On-Lending Agreement (as defined in Condition 9(G)), subject to Condition 9(F), below and (iv) entering to stock lending transactions in respect of up to 60,000,000 Shares in connection with the issuance of the Bonds.

(E) *Limitation on Restricted Payments:* The Issuer (i) will not, directly or indirectly, declare or pay any dividend or make any distribution in respect of its capital stock or to the holders thereof, excluding any dividends or distributions by the Issuer payable solely in shares of its capital stock (other than Redeemable Stock (as defined below)) or in options, warrants or other rights to acquire its capital stock (other than Redeemable Stock) and (ii) will not purchase, redeem, or otherwise acquire or retire for value (a) any capital stock of the Issuer or any Affiliate (as defined below) of the Issuer or (b) any options, warrants or other rights to acquire shares of capital stock of the Issuer or any Affiliate of the Issuer or any securities convertible or exchangeable into shares of capital stock of the Issuer or any Affiliate of the Issuer, other than the Bonds (each of clauses (i) and (ii) being a "Restricted Payment") if an Event of Default shall have occurred and is continuing or would (including upon giving of notice, if required, or with the passage of time) result from such Restricted Payment.

Notwithstanding the foregoing, the Issuer will not make any Restricted Payment from the net proceeds of the issuance of the Bonds.

Prior to the making of any Restricted Payment, the Issuer shall deliver to the Trustee a certificate stating that no Event of Default, or event that would (including upon giving of notice, if required, or with the expiration of any cure period) constitute an Event of Default, has occurred and is continuing or will result from such Restricted Payment.

Notwithstanding the foregoing, so long as no Event of Default, or event that would (including upon giving of notice, if required, or with the expiration of any cure period) constitute an Event of Default, shall have occurred and is continuing or would result therefrom, (i) the Issuer may pay any dividend on capital stock of any class within 60 days after the declaration thereof if, on the date when the dividend was declared, the Issuer could have paid such dividend in accordance with the foregoing provisions and (ii) the Issuer may purchase, redeem, acquire or retire any shares of capital stock of the Issuer solely in exchange for or out of the net proceeds of the substantially concurrent sale (other than from or to a Subsidiary of the Issuer) of shares of capital stock (other than Redeemable Stock) of the Issuer.

"Redeemable Stock" of any Person means any capital stock of such Person that by its terms (or by the terms of any security into which it is convertible or for which it is exchangeable) or otherwise (including upon the occurrence of an event) matures or is required to be redeemed (pursuant to any sinking fund obligation or otherwise) or is convertible into or exchangeable for Debt or is redeemable at the option of the holder thereof, in whole or in part, at any time prior to the Maturity Date of the Bonds.

(F) *Transactions with Affiliates:* The Issuer will not enter into any transaction (or series of related transactions) with an Affiliate of the Issuer, either directly or indirectly, unless such transaction is on terms no less favourable to the Issuer than those that could be obtained in a comparable arm's-length transaction with an entity that is not an Affiliate of the Issuer and is in the best interests of the Issuer.

"Affiliate" of any specified Person means any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with such specified Person.

(G) *Use of Proceeds:* The Issuer will use the proceeds received from the issuance of the Bonds to repay all of the Debt of the Issuer owing to BHL as of the date of issuance of the Bonds and on-lend the balance of such proceeds to BHL pursuant to an on-lending agreement dated 21 December 2005 between the Issuer and BHL (the "On-Lending Agreement") under which BHL will undertake to pay to the Issuer an amount equivalent to the Early Redemption Amount and any other sum due and payable under these Conditions and the Trust Deed on each date such amount is due and payable under these Conditions.

Under the Trust Deed, the Issuer has assigned its rights and benefits under the On-Lending Agreement to the Trustee for the benefit of the Holders. Accordingly, the Trustee may enforce the On-Lending Agreement directly against BHL in case of a default of BHL thereunder subject to the provisions of these Conditions and the Trust Deed.

The Trust Deed further provides, inter alia, that (i) the Trustee is not under any obligation or liability to the Issuer or any other person under or in respect of the On-Lending Agreement; and (ii) the Issuer shall promptly notify the Trustee of

any breach or default under the On-Lending Agreement. However, the Trustee shall not be under any duty to monitor the compliance by the Issuer, BHL or any other person with, or any change to, the On-Lending Agreement or any other document to which the Trustee is not a party and will not be responsible to Holders for any loss arising from any failure by it to do so. The Trustee has not reviewed the On-Lending Agreement and will not be deemed to have notice of any change to the On-Lending Agreement until such time as it has been notified of such change by the parties hereto and has confirmed in writing to the parties that it has received such notification.

Notwithstanding the foregoing, the Issuer will not be required to comply with the undertakings set forth in Conditions 9(A) to (G) if (a) the Issuer procures an irrevocable back-up letter of credit, in favour of the Trustee, issued by a bank having outstanding long-term debt rated A or better (or the equivalent thereof) by Standard & Poor's Ratings Group or A2 or better (or the equivalent thereof) by Moody's Investors Service, Inc. for all of the Issuer's principal, premium and interest payment obligations under the outstanding Bonds and (b) the Bonds under the benefit of the said letter of credit are rated A or better (or the equivalent thereof) by Standard & Poor's Ratings Group or A2 or better (or the equivalent thereof) by Moody's Investors Service, Inc.; provided, however, that (a) the Issuer nevertheless will not create or permit to subsist any Lien upon the whole or any part of its property, assets or revenues, present or future, to secure for the benefit of the holders of any Relevant Debt (as defined below) (i) payment of any sum due in respect of any such Relevant Debt, (ii) any payment under any guarantee of any such Relevant Debt or (iii) any payment under any indemnity or other like obligation relating to any such Relevant Debt without in any such case at the same time according to the Holders of the Bonds either the same security as is granted to or is outstanding in respect of such Relevant Debt, guarantee, indemnity or other like obligation, or such other security as shall be approved by Holders holding not less than 75 per cent. of the principal amount of Bonds outstanding and (b) the Company will be directly owned as to at least 35 per cent. by the Issuer.

"Relevant Debt" means any present or future indebtedness (including any guarantee or indemnity in respect of such indebtedness), either of the securing party or a third party, for or in respect of money borrowed or raised (i) which is in the form of, or represented by, bonds, notes, debentures, loan stock or other securities which are for the time being, or are intended to be, quoted, listed, ordinarily dealt in or traded on any stock exchange, automated trading system or over-the-counter or other securities market and (ii) which is either (1) denominated, payable or optionally payable in a currency other than Hong Kong Dollars or Renminbi or (2) denominated in Hong Kong Dollars or Renminbi and more than 50 per cent. of the aggregate principal amount thereof is initially distributed outside the People's Republic of China.

Unless otherwise prohibited pursuant to one of the foregoing undertakings or another provision of the Trust Deed and the Bonds described herein, the Issuer will not be restricted in its actions and activities with respect to the shares of capital stock of the Company owned by the Issuer, which actions and activities may include the transfer, sale or other disposition thereof.

It is not possible for the Trustee to determine independently whether the above undertakings have been complied with. The Issuer has undertaken to deliver to the Trustee, at six-month intervals or at the request of the Trustee, certificates

stating whether or not the obligations under this Condition 9 have been complied with (and in addition whether an Event of Default (as described in Condition 10) has occurred) and, if stating that there has been any non-compliance, giving details of the same. The Trustee shall be entitled, in the absence of manifest error, to rely on such certificates and shall not be obliged to enquire further as regards the circumstances then existing. In the event that such a certificate indicates non-compliance with any of such undertakings (and accordingly that an Event of Default has occurred), the Issuer shall by written notice notify the Holders of that fact but, except as described in Condition 10, the Trustee shall not be required to take any action in respect thereof.

10 Events of Default

(A) The Trustee may, and if so requested in writing by the holders of not less than 25 per cent. in principal amount of the outstanding Bonds shall, give notice to the Issuer that the Bonds are, and they shall immediately become, due and payable if any of the following events (each an "Event of Default") occurs and is continuing:

(i) a default is made by the Issuer for more than seven days in the payment of the principal of, or premium on, any Bonds or any Equivalent Exchange Amount after the date the same is due and payable; or

(ii) any failure by the Issuer to deliver the Shares as and when the Shares are required to be delivered following exchange of Bonds and such failure continues for seven days; or

(iii) a default is made by the Issuer in the performance or observance of any provision, undertaking or agreement contained in Condition 9 or any other covenant, undertaking, condition or provision contained in the Trust Deed or in the Bonds on its part to be performed or observed and such default continues for a period of 45 days after the date on which written notice of such failure, requiring the Issuer to remedy the same, shall first have been given, by registered or certified mail, to the Issuer and the Trustee by the holders of at least 25 per cent. in principal amount of outstanding Bonds; or

(iv) any other bonds, debentures, notes or other indebtedness for money borrowed of the Issuer and its Principal Subsidiaries, BHL or the Beijing Municipal Government having an aggregate principal amount of at least US$10,000,000 (or its equivalent in any other currency) shall become payable prior to maturity thereof following default with respect thereto, or the Issuer or any of its Principal Subsidiaries or BHL defaults in the repayment of any such indebtedness when the same shall be due and payable (after giving effect to any applicable grace period therefor) or any guarantee of or indemnity in respect of any such indebtedness of others given by the Issuer or any of its Principal Subsidiaries or BHL shall not be honoured when due and called upon; or

(v) the Beijing Municipal Government declares a moratorium on the payment of any External Obligations (as defined below) by the Beijing Municipal Government; or

(vi) any person entitled to the benefit thereof shall institute appropriate legal proceedings to enforce any Lien upon the whole or any material part of the assets or revenues of the Issuer or any of its Principal Subsidiaries, BHL or the Beijing Municipal Government, unless the Issuer, such Principal Subsidiary, BHL or the Beijing Municipal Government, as the case may be, is contesting such proceedings in good faith by appropriate proceedings and has established

reserves adequate in the judgement of the Issuer, such Principal Subsidiary, BHL or the Beijing Municipal Government, as the case may be, with respect thereto in accordance with generally accepted accounting principles in conformity with which such Person's financial statements are prepared as determined by an independent accountants' certificate; or

(vii) a decree or order by a court having jurisdiction in the premises shall have been entered adjudging the Issuer or any of its Principal Subsidiaries, BHL or the Beijing Municipal Government bankrupt or insolvent, or approving a petition seeking reorganisation of the Issuer, any of its Principal Subsidiaries, BHL or the Beijing Municipal Government under any applicable bankruptcy, insolvency or reorganisation law, or a decree or order of a court having jurisdiction in the premises for the appointment of a receiver or liquidator or trustee or assignee in bankruptcy or insolvency of the Issuer, such Principal Subsidiary, BHL or the Beijing Municipal Government or all or substantially all of the business or assets, or for the winding up or liquidation of the affairs, of the Issuer, any of its Principal Subsidiaries, BHL or the Beijing Municipal Government shall have been entered; or

(viii) the Issuer, any of its Principal Subsidiaries, BHL or the Beijing Municipal Government shall institute proceedings to be adjudicated a voluntary bankrupt, or shall consent to the filing of a bankruptcy proceeding against it, or shall file a petition or answer or consent seeking reorganisation or arrangement under any applicable bankruptcy, insolvency or reorganisation law, or shall consent to the filing of any such petition, or shall consent to the appointment of a receiver or liquidator or trustee or assignee in bankruptcy or insolvency of it or of its business or assets, or shall make an assignment for the benefits of its creditors, or admit in writing its inability to pay its debts generally as they become due, or corporate action shall be taken by the Issuer, any of its Principal Subsidiaries, BHL or the Beijing Municipal Government in furtherance of any of the aforesaid purposes; or

(ix) proceedings shall have been issued and served against the Issuer, any of its Principal Subsidiaries, BHL or the Beijing Municipal Government under any applicable bankruptcy, insolvency or reorganisation law and such proceedings shall not have been discharged or stayed within a period of 60 days or such longer period as the Trustee may consider appropriate in relation to the jurisdiction concerned; or

(x) any event occurs which under the laws of any relevant jurisdiction has an analogous effect to any of the events referred to in any of the foregoing paragraphs.

For this purpose, "Principal Subsidiary" means any Subsidiary of the Issuer:

(a) whose gross revenues or (in the case of a Subsidiary which itself has subsidiaries) consolidated gross revenues, as shown by its latest audited income statement, are at least 10 per cent. of the consolidated gross revenues as shown by the latest published audited consolidated income statement of the Issuer and its Subsidiaries; or

(b) whose gross assets or (in the case of a Subsidiary which itself has subsidiaries) gross consolidated assets, as shown by its latest audited balance sheet, are at least 10 per cent. of the amount which equals the amount included in the consolidated gross assets of the Issuer and its Subsidiaries as shown by the

latest published audited consolidated balance sheet of the Issuer and its Subsidiaries as being represented by the investment of the Issuer in each Subsidiary whose accounts are not consolidated with the consolidated audited accounts of the Issuer and after adjustment for minority interest,

provided that, in relation to paragraphs (a) and (b) above:

(i) in the case of a corporation or other business entity becoming a Subsidiary after the end of the financial period to which the latest consolidated audited accounts of the Issuer relate, the reference to the then latest consolidated audited accounts of the Issuer for the purposes of the calculation above shall, until consolidated audited accounts of the Issuer for the financial period in which the relevant corporation or other business entity becomes a Subsidiary are published, be deemed to be a reference to the then latest consolidated audited accounts of the Issuer adjusted to consolidate the latest audited accounts (consolidated in the case of a Subsidiary which itself has Subsidiary) of such Subsidiary in such accounts;

(ii) if at any relevant time in relation to the Issuer or any Subsidiary which itself has Subsidiaries no consolidated accounts are prepared and audited, total assets of the Issuer and/or any such Subsidiary shall be determined on the basis of pro forma consolidated accounts prepared for this purpose by the Issuer and reviewed by the Auditors (as defined in the Trust Deed) for the purposes of preparing a certificate thereon to the Trustee;

(iii) if at any relevant time in relation to any Subsidiary no accounts are audited, its total assets (consolidated, if appropriate) shall be determined on the basis of pro forma accounts (consolidated, if appropriate) of the relevant Subsidiary prepared for this purpose by the Issuer and reviewed by the Auditors for the purposes of preparing a certificate thereon to the Trustee; and

(iv) if the accounts of any Subsidiary (not being a Subsidiary referred to in proviso (i) above) are not consolidated with those of the Issuer, then the determination of whether or not such Subsidiary is a Principal Subsidiary shall be based on a pro forma consolidation of its accounts (consolidated, if appropriate) with the consolidated accounts (determined on the basis of the foregoing) of the Issuer; or

(c) any Subsidiary of the Issuer to which is transferred the whole or substantially the whole of the assets of a Subsidiary which immediately prior to such transfer was Principal Subsidiary, provided that the Principal Subsidiary which so transfers its assets shall, forthwith upon such transfer, cease to be a Principal Subsidiary and the Subsidiary to which the assets are so transferred shall cease to become a Principal Subsidiary at the date on which the first published audited accounts (consolidated, if appropriate) of the Issuer prepared as of a date later than such transfer are issued unless such Subsidiary would continue to be a Principal Subsidiary on the basis of such accounts by virtue of the provisions of paragraph (a) or (b) above.

In addition, any Subsidiary which is not itself a Principal Subsidiary shall nevertheless be treated as a Principal Subsidiary if the gross revenues (or consolidated gross revenues if the Subsidiary itself has subsidiaries) or gross assets (or consolidated gross assets if the Subsidiary itself has subsidiaries) attributable to such Subsidiary when aggregated with the gross revenues (or consolidated gross

revenues, if appropriate) or gross assets (or consolidated gross assets, if appropriate) attributable to any other Subsidiary which is not itself a Principal Subsidiary and with respect to which any of the events referred to in this Condition 10 (disregarding the necessity for any opinion, approval or certificate of the Trustee of any requirement for the Trustee to be satisfied as to any matter) has occurred since the issue date of the Bonds exceeds 10 per cent. of the consolidated gross revenues or consolidated gross assets of the Issuer and its Subsidiaries.

Upon any such notice being given to the Issuer, the Bonds will immediately become due and payable at the Early Redemption Amount calculated to the date of payment.

For the purposes of clause (iii) above, any indebtedness which is in a currency other than US dollars will be translated into US dollars at the spot rate for the sale of US dollars against the purchase of the relevant currency quoted by any leading bank in the relevant market.

"External Obligation" means any obligation in respect of borrowed money or any guarantee, indemnity or like obligation which is by its terms payable, or which confers a right to receive payment, in any currency other than Renminbi; provided, however, that External Obligation shall not include any such indebtedness for borrowed money or guarantee of indebtedness for borrowed money owned to a State-owned financial institution of the PRC established in the PRC..

(B) Notwithstanding receipt of any payment after the acceleration of the Bonds, a Holder may exercise its Exchange Right by depositing an Exchange Notice with an Exchange Agent during the period from and including the date of a default notice with respect to an event specified in Condition 10(A) (at which time the Issuer will notify the Holders of the number of Shares per Bond to be delivered upon exchange, assuming all the then outstanding Bonds are exchanged) to and including the 30th business day after such payment.

If any exchanging Holder deposits an Exchange Notice pursuant to this Condition 10(B) in the business day prior to, or during, a Suspension Period, the Holder's Exchange Right shall continue until the business day following the last day of the Suspension Period, which shall be deemed the Exchange Date, for the purposes of such Holder's exercise of its Exchange Right pursuant to this Condition 10(B).

If the Exchange Right attached to any Bond is exercised pursuant to this Condition 10(B), the Issuer will deliver Shares (which number will be disclosed to such Holder as soon as practicable after the Exchange Notice is given) in accordance with the Conditions against repayment of the payment received by the relevant Holder after the acceleration of the Bonds, except that the Issuer shall have five business days before it is required to deliver the number of Shares to be delivered pursuant to this Condition and an additional five business days from such delivery to make payment in accordance with the following paragraph.

If the Exchange Right attached to any Bond is exercised pursuant to this Condition 10(B) or if the Bonds have become due and payable pursuant to Condition 10(A)(ii), the Issuer shall, at the request of the exchanging Holder, pay to such Holder an amount in United States dollars (the "Default Cure Amount"), equal to the product of (x) (i) the number of Shares that are required to be delivered by the Issuer to satisfy the Exchange Right in relation to such exchanging Holder minus (ii) the number of Shares that are actually delivered by the Issuer pursuant to such Holders' Exchange Notice and (y) the Share Price (as defined below) on the Exchange Date (translated

into United States dollars at the Fixed Rate); provided that if such Holder has received any payment under the Bonds pursuant to this Condition 10, the amount of such payment shall be deducted from the Default Cure Amount.

The "Share Price" means the closing price of the Shares as quoted by the Hong Kong Stock Exchange on the Exchange Date or, if no reported sales take place on such date, the average of the reported closing bid and offered prices, in either case as reported by the Hong Kong Stock Exchange or other applicable securities exchange on which the Shares are listed for such day as furnished by a reputable and independent broker-dealer selected from time to time by the Trustee at the expense of the Issuer for such purpose.

11 Substitution

(A) *Substitution*

The Trustee may, without the consent of the Holders, agree to the substitution, in place of the Issuer (or of any previous substitute under this Condition), as the principal debtor under the Trust Deed and the Bonds, of any other company (incorporated in any jurisdiction) (the "Substituted Obligor"), provided that:

(i) a deed is executed or undertaking given by the Substituted Obligor to the Trustee, in form and manner satisfactory to the Trustee, agreeing to be bound by the Trust Deed and the Bonds (with consequential amendments as the Trustee may deem appropriate) as if the Substituted Obligor had been named in the Trust Deed and the Bonds as the principal debtor and obligor in place of the Issuer;

(ii) the Issuer assigns to the Substituted Obligor all of its title to, and rights and benefits of, any Shares (including any rights to be returned or recall any Shares under any stock borrowing or similar arrangements) and any other assets owned by it;

(iii) the Substituted Obligor is not engaging and has not engaged in any activity other than in relation to activities relating to the proposed substitution or the acquisition and holding of Shares and has no Debt outstanding or assets (other than Shares) immediately prior to the substitution;

(iv) no Event of Default or potential Event of Default (as defined in the Trust Deed) shall have occurred and is continuing or would (including upon giving of notice, if required, or with the passage of time) result from such substitution;

(v) the Trustee shall be satisfied (if it requires, by reference to legal opinions) that (a) all necessary governmental and regulatory approvals and consents necessary for or in connection with (i) the assumption by the Substituted Obligor of liability as principal debtor in respect of, and of its obligations under, the Bonds and the Trust Deed and (ii) the assignment by the Issuer of its assets to the Substituted Obligor have been obtained and (b) such approvals and consents are at the time of substitution in full force and effect;

(vi) in connection with any proposed substitution of the Issuer, the Trustee may, without the consent of the Holders, agree to a change of the law from time to time governing such Bonds and/or the Trust Deed, provided that such change of law, in the opinion of the Trustee, would not be materially prejudicial to the interests of such Holders;

(vii) the Issuer and the Substituted Obligor comply with such other requirements as the Trustee may direct in the interests of the Holders; and

(viii) a legal opinion satisfactory to the Trustee is provided concerning any proposed substitution.

(B) *Release of Substituted Issuer*

An agreement by the Trustee pursuant to Condition 11(A) shall, if so expressed, release the Issuer (or a previous substitute) from any or all of its obligations under the Trust Deed and the Bonds. Notice of the substitution shall be given to the Holders within 14 days of the execution of such documents and compliance with such requirements.

(C) *Completion of Substitution*

On completion of the formalities set out in Condition 11(B), the Substituted Obligor shall be deemed to be named in the Trust Deed and these Conditions as the principal debtor in place of the Issuer (or of any previous substitute) and the Trust Deed and these Conditions shall be deemed to be amended as necessary to give effect to the substitution.

12 Prescription

Claims in respect of the principal and premium with respect to the Bonds will become unenforceable after 10 years from the relevant date for payment in respect thereof.

13 Enforcement

At any time after the Bonds have become due and repayable, the Trustee may, at its sole discretion and without further notice, take such proceedings against the Issuer as it may think fit to enforce repayment of the Bonds and to enforce the provisions of the Trust Deed or the payment obligations of BHL under the On-Lending Agreement, but it will not be bound to take any such proceedings unless (a) it shall have been so requested in writing by the holders of not less than 25 per cent. in principal amount of the Bonds then outstanding or shall have been so directed by an Extraordinary Resolution of the Holders and (b) it shall have been indemnified and/or secured to its satisfaction. No Holder will be entitled to proceed directly against the Issuer unless the Trustee, having become bound to do so, fails to do so within a reasonable period and such failure shall be continuing.

14 Meetings of Holders, Modification and Waiver

(A) *Meetings:* The Trust Deed contains provisions for convening meetings of Holders to consider any matter affecting their interests, including the sanctioning by Extraordinary Resolution of a modification of the Bonds or the provisions of the Trust Deed. The quorum at any such meeting for passing an Extraordinary Resolution will be two or more persons holding or representing over 50 per cent. in principal amount of the Bonds for the time being outstanding or, at any adjourned such meeting, two or more persons being or representing Holders whatever the principal amount of the Bonds so held or represented unless the business of such meeting includes consideration of proposals, inter alia, (i) to modify the due date for any payment in respect of the Bonds, (ii) to reduce or cancel the amount of principal or premium (including any Early Redemption Amount) or Equivalent Exchange Amount payable in respect of the Bonds or changing the method of calculation of any amount payable under the Bonds, (iii) to change the currency of payment of the Bonds, (iv) to modify or cancel the Exchange Right, or (v) to modify the provisions concerning the

quorum required at any meeting of the Holders or the majority required to pass an Extraordinary Resolution, in which case the necessary quorum for passing an Extraordinary Resolution will be two or more persons holding or representing not less than 66 per cent., or at any adjourned such meeting not less than 33 per cent. in principal amount of the Bonds for the time being outstanding. An Extraordinary Resolution passed at any meeting of Holders will be binding on all Holders, whether or not they are present at the meeting.

The Trust Deed provides that a written resolution signed by or on behalf of the holders of not less than 90 per cent. of the aggregate principal amount of Bonds outstanding shall be as valid and effective as a duly passed Extraordinary Resolution.

(B) *Modification and Waiver:* The Trustee may agree, without the consent of the Holders, to (i) any modification (except as mentioned in Condition 13(A)) to, or the waiver or authorisation of any breach or proposed breach of, the Bonds, the Agency Agreement or the Trust Deed which is not, in the opinion of the Trustee, materially prejudicial to the interests of the Holders or (ii) any modification to the Bonds or the Trust Deed which, in the Trustee's opinion, is of a formal, minor or technical nature or to correct a manifest error or to comply with mandatory provisions of law. Any such modification, waiver or authorisation will be binding on the Holders and, unless the Trustee agrees otherwise, any such modifications will be notified by the Issuer to the Holders as soon as practicable thereafter.

(C) *Interests of Holders:* In connection with the exercise of its functions (including but not limited to those in relation to any proposed modification, authorisation or waiver), the Trustee shall have regard to the interests of the Holders as a class and shall not have regard to the consequences of such exercise for individual Holders and the Trustee shall not be entitled to require, nor shall any Holder be entitled to claim, from the Issuer or the Trustee any indemnification or payment in respect of any tax consequences of any such exercise upon individual Holders except to the extent provided for in Condition 9 and/or any undertakings given in addition thereto or in substitution therefor pursuant to the Trust Deed.

In the event of the passing of an Extraordinary Resolution in accordance with Condition 13(A) or a modification, waiver or authorisation in accordance with Condition 13(B), the Issuer will procure that the Holders be notified in accordance with Condition 16.

15 Replacement of Certificates

If any Certificate is mutilated, defaced, destroyed, stolen or lost, it may be replaced at the specified office of the Registrar and at the specified office of any Paying Agent upon payment by the claimant of such costs as may be incurred in connection therewith and on such terms as to evidence and indemnity as the Issuer and the Registrar may reasonably require. Mutilated or defaced Certificates must be surrendered before replacements will be issued.

16 Notices

Unless otherwise provided in the Trust Deed or the Bonds, as described herein, all notices to all Holders as a group shall be validly given if in writing and mailed to them at their respective addresses in the register of Holders maintained by the Registrar, and published in a leading newspaper having general circulation in Asia (which is expected to be the *Asian Wall Street Journal*). Any such notice shall be deemed to have been given on the later of such publication and the seventh day after being so mailed.

The Issuer shall cause to be filed with the Trustee, and shall cause to be given to all Holders (i) at least 10 days prior to the applicable record date if the Company shall (A) declare a dividend (or other distribution) on its Shares payable otherwise than in cash out of its retained earnings, or (B) authorize the grant to the holders of its Shares of options, rights or warrants, and (ii) at least 10 days prior to the applicable record date, upon (A) a reclassification of the Shares (other than a subdivision or combination of its outstanding Shares), or of any consolidation, merger or share exchange to which the Issuer or the Company is a party and for which approval of any shareholders is required, or of any tender or exchange offer by the Issuer, the Company or any Subsidiary for all or any of the Shares, or of the conveyance, lease, sale or transfer of all or substantially all of the assets of the Issuer, the Company or any Subsidiary, or (B) the voluntary or involuntary dissolution, liquidation or winding up of the Issuer, any of its Principal Subsidiaries, BHL or the Beijing Municipal Government, a notice stating (x) the date on which a record is to be taken for the purpose of such dividend, distribution, rights options or warrants, or, if a record is not to be taken, the date as of which the holders of Shares of record to be entitled to such dividend, distribution, rights, options or warrants are to be determined, or (y) the date on which such reclassification, consolidation, merger, share exchange, tender or exchange offer, conveyance, lease, sale, transfer, dissolution, liquidation or winding up is expected to become effective, and the date as of which it is expected that holders of Shares of record shall be entitled to exchange their Shares for securities, cash or other property deliverable upon such reclassification, consolidation, merger, share exchange, tender or exchange offer, conveyance, lease, sale, transfer, dissolution, liquidation or winding up. The foregoing will not require the Issuer to send any notice to the Holders or the Trustee prior to any notice or circular regarding the subject of such notice to the Holders or the Trustee is sent to shareholders of the Company.

17 Further Issues

The Issuer may from time to time, without the consent of the Holders, create and issue further Bonds having the same terms and conditions as the Bonds in all respects and so that such further issue shall be consolidated and form a single series with the Bonds. Such further Bonds may, with the consent of the Trustee, be constituted by a deed supplemental to the Trust Deed.

18 Agents

The names of the initial Agents and the Registrar and their specified offices are set out below. The Issuer reserves the right, subject to the prior written approval of the Trustee, at any time to vary or terminate the appointment of any Agent or the Registrar and to appoint additional or other Agents or a replacement Registrar. The Issuer will at all times maintain (a) a Principal Agent, (b) a Paying Agent with a specified office in a European Union member state that will not be obliged to withhold or deduct tax pursuant to any European Directive on the taxation of savings implementing the provisions of the ECOFIN Council Meeting of 26th-27th November 2000 or any law implementing or complying with, or introduced in order to conform, to such Directive, and (c) a Registrar which will maintain the register of Holders outside Hong Kong and the United Kingdom. Notice of any such termination or appointment, of any changes in the specified offices of any Agent or the Registrar and of any change in the identity of the Registrar or the Principal Agent will be given promptly by the Issuer to the Holders and in any event not less than 45 days' notice will be given.

19 Indemnification

The Trust Deed contains provisions for the indemnification of the Trustee and for its relief from responsibility, including provisions relieving it from taking proceedings to enforce repayment unless indemnified or secured to its satisfaction. The Trustee is entitled to enter into business transactions with the Issuer and any entity related to the Issuer without accounting for any profit.

20 Contracts (Rights of Third Parties) Act 1999

No person shall have any right to enforce any term or condition of the Bonds or any provision of the Trust Deed under the Contracts (Rights of Third Parties) Act 1999.

21 Governing Law and Submission to Jurisdiction

The Bonds, the Trust Deed and the Agency Agreement are governed by, and shall be construed in accordance with, the laws of England. In relation to any legal action or proceedings arising out of or in connection with the Trust Deed or the Bonds, the Issuer has in the Trust Deed irrevocably submitted to the non-exclusive jurisdiction of the Issuer of England and in relation thereto, has appointed an agent for service of process in the City of London.

THE GLOBAL CERTIFICATE

The Global Certificate contains provisions which apply to the Bonds in respect of which the Global Certificate is issued, some of which modify the effect of the terms and conditions of the Bonds set out in this Information Memorandum. Terms defined in the Conditions have the same meaning in the paragraphs below. The following is a summary of those provisions:

Meetings

The registered holder (as defined in the Conditions) of the Global Certificate will be treated as being two persons for the purposes of any quorum requirements of a meeting of holders and, at any such meeting, as having one vote in respect of each US$1,000 in principal amount of Bonds for which the Global Certificate is issued. The Trustee may allow a person with an interest in Bonds in respect of which the Global Certificate has been issued to attend and speak at a meeting of holders on appropriate proof of his identity and interest.

Cancellation

Cancellation of any Bond by the Issuer following its redemption, exchange or purchase by the Issuer will be effected by a reduction in the principal amount of the Bonds in the register of holders.

Trustee's Powers

In considering the interests of holders while the Global Certificate is registered in the name of a nominee for a clearing system, the Trustee may, to the extent it considers it appropriate to do so in the circumstances, (a) have regard to any information as may have been made available to it by or on behalf of the relevant clearing system or its operator as to the identity of its accountholders (either individually or by way of category) with entitlements in respect of the Bonds and (b) consider such interests on the basis that such accountholders were the holders of the Bonds in respect of which the Global Certificate is issued.

Exchange

Subject to the requirements of Euroclear and Clearstream (or any alternative clearing system), the Exchange Rights attaching to the Bonds in respect of which the Global Certificate is issued may be exercised by the presentation thereof to or to the order of the Principal Agent of one or more Exchange Notices duly completed by or on behalf of a holder of a book-entry interest in such Bonds. Deposit of the Global Certificate with the Principal Agent together with the relevant Exchange Notice(s) shall not be required. The exercise of the Exchange Right shall be notified by the Principal Agent to the Registrar and the holder of the Global Certificate.

Payment

Payments of principal, interest (if any) and premium (if any) in respect of Bonds represented by the Global Certificate will be made without presentation or if no further payment falls to be made in respect of the Bonds, against presentation and surrender of the Global Certificate to or to the order of the Principal Agent or such other Paying Agent as shall have been notified to the holders for such purpose.

Notices

So long as the Bonds are represented by the Global Certificate and the Global Certificate is held on behalf of Euroclear or Clearstream or an alternative clearing system, notices to holders may be given by delivery of the relevant notice to Euroclear or Clearstream or the alternative clearing system for communication by it to entitled accountholders in substitution for notification as required by the Conditions.

Issuer's Redemption

No drawing of the Bonds will be required under Condition 7(I) in the event that the Issuer exercises its redemption option in Condition 7(B) in respect of less than the aggregate principal amount of the Bonds in respect of which the Global Certificate is issued.

Holder's Redemption

The holder's redemption options in Conditions 7(E) and 7(F) may be exercised by the holder of the Global Certificate giving notice to the Principal Agent of the principal amount of Bonds in respect of which the option is exercised and presenting the Global Certificate for endorsement or exercise within the time limits specified in the Conditions.

Registration of Title

Certificates in definitive form for individual holdings of Bonds will not be issued in exchange for interests in Bonds in respect of which the Global Certificate is issued, except if either Euroclear or Clearstream (or any Alternative Clearing System on behalf of which the Bonds evidenced by the Global Certificate may be held) is closed for business for a continuous period of 14 days (other than by reason of holidays, statutory or otherwise) or announces an intention permanently to cease business or does in fact do so.

Transfers

Transfers of interests in the Bonds will be effected through the records of Euroclear and Clearstream and their respective participants in accordance with the rules and procedures of Euroclear and Clearstream and their respective direct and indirect participants.

Enforcement

For the purposes of enforcement of the provisions of the Trust Deed against the Trustee, the persons named in a certificate of the holder of the Bonds in respect of which the Global Certificate is issued shall be recognised as the beneficiaries of the trust set out in the Trust Deed, to the extent of the principal amount of their interest in the Bonds set out in the certificate of the holder, as if they were themselves the holders of Bonds in such principal amounts.

USE OF PROCEEDS

The net proceeds from the issue of the Bonds, estimated to be approximately US$114.50 million after deducting expenses (including but not limited to underwriting commission to be charged by the Lead Manager), will be used first for the repayment of existing indebtedness owed by the Issuer to BHL at the Closing Date in the amount of HK$187.43 million (US$24.16 million) and the balance will be on-lent by the Issuer to BHL pursuant to an On-Lending Agreement dated the Closing Date between the Issuer and BHL.

CAPITALISATION AND INDEBTEDNESS

Capitalisation and Indebtedness of the Company

As at 30 June 2005, the authorised share capital of the Company was HK$200,000,000 divided into 2,000,000,000 ordinary shares of HK$0.10 par value each and its issued share capital was HK$62,250,000 consisting of 622,500,000 ordinary shares of HK$0.10 par value each.

The following table sets forth the unaudited consolidated capitalisation and indebtedness of the Group as at 30 June 2005:

	As at 30 June 2005 (in HK$ million) (Unaudited)
Bank and other borrowings – current portion	3,053.8
Bank and other borrowings – non-current portion	279.4
Convertible bonds	543.6
Shareholders' funds	
Issued capital	62.3
Reserves[1]	7,955.4
Proposed Dividend[2]	62.3
Shareholders' funds	8,080.0
Total capitalisation[3]	8,903.0
Total bank and other borrowings – current portion and capitalisation	11,956.8

Notes:

(1) The reserves as at 30 June 2005 include share premium account, capital reserves, exchange fluctuation reserve, PRC reserve funds and retained profits.

(2) On 8 September 2005, the Company declared an interim dividend for the six months ended 30 June 2005 of HK$0.10 per Share. The interim dividend was paid on 9 November 2005.

(3) Total capitalisation represents the sum of convertible bonds, and bank and other borrowings – non-current portion and shareholders' funds.

(4) Based on accounting records of the Group, as at 31 October 2005, the unaudited convertible bonds of the Group amounted to HK$550 million, the unaudited bank and other borrowings – current portion of the Group amounted to HK$2,573 million; the unaudited bank and other borrowings – non-current portion of the Group amounted to HK$236 million; and the unaudited cash and cash equivalents of the Group amounted to HK$3,317 million.

(5) As at 31 October 2005, the Issuer owned 373,999,900 Shares or 60.08 per cent. of the issued share capital of the Company.

Other than as disclosed above, there has been no material change in the capitalisation of the Group since 30 June 2005.

THE ISSUER

The Issuer is the holding company of the Company. As at 19 December 2005, the Issuer owned 373,999,900 Shares or 60.08 per cent. of the issued share capital of the Company, which shareholding constitute the only material asset of the Issuer. As of 19 December 2005, the value of the Shares owned by the Issuer was HK$4.82 billion (US$0.62 billion), based on the closing price of the Shares of the Hong Kong Stock Exchange on such date. Other than holding its interest in the Company, the Issuer does not have any independent business operations and is not engaged in any other material business activities.

The Issuer will, under the Trust Deed, undertake that so long as any Bonds remain outstanding, *inter alia*, (i) it will not create or permit to subsist any security interest upon its property, assets or revenues, present or future, to secure for the benefit of the holders of any debt, the payment of any sum due under such debt, or the guarantee or indemnity obligation in relation thereto; (ii) it will not incur any debt other than the Bonds; (iii) it will maintain a direct ownership of not less than 50 per cent. of the issued share capital of the Company and (iv) it will not engage in any business or other activities other than holding Shares and activities in connection with such shareholding and with the Bonds. The Issuer will also undertake that it will use the proceeds received from the issuance of the Bonds to repay all of the debt of the Issuer owing to BHL as of the date of issuance of the Bonds and on-lend the balance of such proceeds to BHL pursuant to an on-lending agreement dated 21 December 2005 between the Issuer and BHL. These undertakings are subject to significant exceptions set forth in the Trust Deed, and are more fully described under "Terms and Conditions of the Bonds — Undertakings". See also "Risk Factors — Risks relating to the Offering Structure".

The Issuer, a 72.72 per cent. owned subsidiary of BHL, was incorporated under the laws of the British Virgin Islands on 20 February 1997. BHL is an overseas window company of, and is controlled by, the Beijing Municipal Government, see "Beijing Holdings Limited". The remaining 27.28 per cent. of the interest in the issued share capital of the Issuer is held by other entities which are also controlled by the Beijing Municipal Government.

Since the date of its incorporation, no financial statements of the Issuer have been published. The Issuer is not required by British Virgin Islands law to carry out annual audits, appoint auditors or publish financial statements. However, the Issuer has, for the purposes of this offering, prepared unaudited unconsolidated financial statements for the six months ended 30 June 2005, see "Summary Financial Information". Under the Trust Deed, the Issuer will also undertake to continue to provide future financial statements to the Trustee.

As at the date of this Information Memorandum, the directors of the Issuer are Mr. Yi Xi Qun, Mr. Zhao Changshan, Mr. Lei Zhengang and Mr. Liu Kai.

Equity and liabilities

As at the date of this Information Memorandum, the authorised share capital of the Issuer is US$50,000 divided into 50,000 shares of US$1.00 par value each, and the issued share capital of the Issuer was US$10,000 divided into 10,000 shares of US$1.00 par value each, 7,272 shares of which are held by Beijing Holdings (BVI) Limited, a wholly-owned subsidiary of BHL, and fully paid, and 2,728 of which are held by other entities which are under the control of the Beijing Municipal Government, and fully paid.

The following table sets forth the unaudited unconsolidated equity and liabilities of the Issuer as at 30 June 2005 and as adjusted for the proposed issue of the Bonds:

	As at 30 June 2005[1]	
	Actual	As adjusted
	(US$'000) (Unaudited)	
Equity		
Issued capital	10.1	10.1
Reserves	278,961.4	278,961.4
Total Equity	278,971.5	278,971.5
Non-current liabilities		
The Bonds being issued	–	118,350.0
Current liabilities		
Due to a holding company	90,964.6	90,964.6
Due to a fellow subsidiary	258.6	258.6
Other payables	67.7	67.7
Bank loans	9,351.9	9,351.9
Total liabilities	100,642.8	218,992.8
Total Equity and Liabilities	379,614.3	497,964.3

Notes:

(1) There has been no material change in the capitalisation of the Issuer since 30 June 2005.

(2) Based on accounting records of the Issuer, as at 31 October 2005, the unaudited unconsolidated bank loans and cash and cash equivalents of the Issuer amounted to nil and US$2.99 million, respectively.

DESCRIPTION OF THE COMPANY

Overview

Beijing Enterprises Holdings Limited (the "Company") was incorporated in Hong Kong on 26 February 1997 to act as the primary overseas listed vehicle and window company of the Beijing Municipal Government. The Company is majority-owned by the Issuer, an investment holding company that is beneficially owned by the Beijing Municipal Government through BHL and other entities under its control.

The Company is an investment holding company that undertakes its businesses through its subsidiaries, associates and jointly-controlled entities. As the largest overseas listed conglomerate established by the Beijing Municipal Government, the Group is primarily engaged in:

- Infrastructure and utilities: the management and operation of the Capital Airport Expressway, the Shenzhen Shiguan Road and Bridge and the operation of a water treatment project in Beijing;
- Consumer products: the manufacture, distribution and sale of beer and wine (including Yanjing Brewery);
- Retail and Tourism: the provision of retail and tourism services (including the Wangfujing Department Stores); and
- Technology: the provision of internet and communications services and information technology solutions (including both hardware and software services), construction and installation of geothermal energy systems, operation of multipurpose electronic payment cards and on-line medical insurance and social security insurance business.

Since 2004, the Group has undertaken various group reorganisation initiatives to rationalise and simplify its business structure with an aim to develop itself into a leading player in the infrastructure and utilities sector with a clear business focus, supplemented by a branded consumer product business. As part of its strategy to focus on its core business of infrastructure and utilities, the Group has disposed of its interests in various entities engaged in non-core businesses, such as dairy products, hotels and tourism, and technology. See "— Non-core Asset Disposals".

The Company has been listed on the Hong Kong Stock Exchange since 1997. As at the close of business on 19 December 2005, the Company had a market capitalisation of approximately HK$8.03 billion.

For the six months ended 30 June 2005, the Company's unaudited consolidated turnover was approximately HK$5.1 billion and its unaudited consolidated profit attributable to shareholders was approximately HK$326.9 million. As at 30 June 2005, the Company's unaudited consolidated total assets were approximately HK$19.0 billion and its total equity was approximately HK$11.9 billion.

For the year ended 31 December 2004, the Company's audited consolidated turnover was approximately HK$9.7 billion and its audited consolidated profit attributable to shareholders was approximately HK$503.2 million.

Strategy

The Group's strategy consists of the following key elements:

- In line with its strategic objective of establishing itself as an investment and financial platform of the infrastructure and utilities business of Beijing, the Group will actively seek opportunities to acquire high quality infrastructure and utilities businesses in Beijing and other parts of China with solid business records and significant development potential. In particular, the Group will seek strategic acquisitions within such industry focus which will develop synergy with the Group's existing infrastructure and utilities business. In respect of its infrastructure business, the Company intends to expand and reinforce its investment in its toll roads and water treatment businesses. It is also interested in acquiring pipeline gas projects in Beijing with a view to participate in Beijing's continuing economic growth, although no concrete timetable or term of such acquisition is available yet.

- The Group will continue to streamline its asset portfolio including the reorganisation and disposal of non-core assets as and when opportunities arise and suitable investors can be identified.

- The Group will continue to enhance the results of operations and profitability of Yanjing Brewery and consolidate its status as a renowned brand in the PRC beer industry through (i) developing premium products to mitigate the impact of rising costs of raw materials; (ii) maintaining a low gearing ratio and implementing measures to integrate and streamline the operations of its recently acquired investees to take full advantage of the opportunities arising from such acquisitions; (iii) expediting the development of its regional business; and (iv) accelerating the research and development of new products and production technologies.

Corporate Structure

The following chart sets forth the corporate structure of the Group as at the date of this Information Memorandum:



Beijing Holdings Limited
Other entities which are under the control of the Beijing Municipal Government
72.72%
27.28%
Beijing Enterprises Investments Limited
60.08%
Beijing Enterprises Holdings Limited#
39.92%
Public Investors
100%
Water Treatment Plant
100%
BE Water Supplies
70%
Weifang BE Water Supplies
96%
Capital Airport Expressway
53.08%
Shenzhen Shiguan Road
80%
Yanjing Brewery
68.08%
Yanjing Brewery Companyγ
Yanjing Huquan*
52.37%
Yanjing Guilin Liquan
74.02%
Yanjing Baotou
78.52%
Brewery operation in other cities in China
Various
51%
Shunxing Winery
50.13%
Wangfujing Department Store*
Beijing Wanfujing Department Store
100%
Beijing Shuang An Department Store
100%
Beijing Dong An Department Store
100%
Chengdu Wangfujing Department Store
70%
Guangzhou Wangfujing Department Store
100%
Department Stores in other cities in China
Varies
55.81%
Beijing Development#
56.29%
Xteam Softwareπ
97.99%
BE High-Tech
69.81%
BE Ever Source
Varies
New Technology Initiatives
Infrastructure & Utilities
Consumer Products
Retail Services

* Listed on Shanghai Stock Exchange

γ Listed on Shenzhen Stock Exchange

\# Listed on the Main Board of the Hong Kong Stock Exchange

π Listed on the GEM Board of the Hong Kong Stock Exchange

Segment Results

The following table shows a breakdown of the Group's core businesses in terms of turnover and segment results for the periods indicated, as extracted from the Company's published audited consolidated financial statements for the year ended 31 December 2004 and the Company's published unaudited condensed consolidated financial statements for the six months ended 30 June 2005.

	For the year ended 31 December		For the six months ended 30 June	
	2003	2004	2004	2005
	(HK$, in million)			
	(Audited)		(Unaudited)	
Turnover				
Brewery	2,880.3	3,494.0	1,787.1	2,146.3
Retail	2,185.0	3,021.4	1,274.2	2,176.1
Expressway and toll road	361.4	435.4	205.5	217.9
Water treatment	414.6	490.6	198.3	238.2
Telecommunications and IT related products and services	386.7	436.4	166.3	66.9
Geothermal energy systems	190.5	230.7	76.5	40.7
Segment Results				
Brewery	333.7	405.1	195.3	233.3
Retail	65.3	130.1	45.8	75.9
Expressway and toll road	203.0	262.3	136.5	144.1
Water treatment	151.3	194.3	72.5	78.4
Telecommunications and IT related products and services	68.5	85.4	(4.9)	(1.7)
Geothermal energy systems	49.0	57.7	9.3	(12.3)

Infrastructure & Utilities

The Group's infrastructure business comprises the management and operation of (i) the Capital Airport Expressway in Beijing through Beijing Capital Expressway Development Co., Ltd. ("Capital Expressway Company") and (ii) the Shiguan Highway in Shenzhen through Shenzhen Guanshun Road & Bridge Co., Ltd. ("Shenzhen Guanshun"). Its investment in the utilities sector consists of the ownership of a concession right over Phase I of Beijing Water Treatment Plant No.9, a water purification and treatment plant in Beijing (the "Concession Facilities"), through Beijing Bei Kong Water Production Co., Ltd. ("Bei Kong Water Company").

Expressway and toll road

Toll rates to be charged by the Group with respect to its expressway and toll road in the PRC are set by various local government authorities.

Capital Airport Expressway

The Group owns a 96 per cent. interest in Capital Expressway Company, which manages and operates the Capital Airport Expressway, a toll road connecting the Capital Airport and the city centre of Beijing.

The Capital Airport Expressway commenced construction in July 1992 and opened to traffic in September 1993. Serving as the main route between the Capital Airport and the city centre of Beijing, the Capital Airport Expressway has a total length of approximately 18.735 km, with three lanes in each direction. The designed traffic speed is 120 km per hour, and the designed capacity is 6,300 vehicles per hour. The expressway is also equipped with a centralised traffic monitoring system, illumination, identifiers and stake lines.

Capital Expressway Company was formed by the Group and Expressway Development Co. in March 1997 as an equity joint venture with an initial term of 30 years. The Group holds a 96 per cent. equity interests in Capital Expressway Company, which in turn holds the exclusive right to operate the Capital Airport Expressway for a period of 30 years from 1997. In addition, Capital Expressway Company has obtained the right to use the land on which the Capital Expressway is built from the Beijing Municipal Government for the purpose of operating the Capital Airport Expressway free of charge within the same 30-year operating period. The infrastructure facilities of the Capital Airport Expressway will be reverted to the Beijing Municipal Government at nil consideration upon the expiry of the term of the joint venture.

Traffic Flow

As a result of the growth in air traffic volume at the Capital Airport and the continual development of, and increased commercial activities in, residential areas alongside the Capital Airport Expressway, traffic passing through the Capital Airport Expressway has continued to increase. In 2004, the average utilisation rate of the Capital Airport Expressway exceeded 90 per cent. of the designed capacity.

The following table sets forth the annual traffic volumes for the two years ended 31 December 2004 and the six months ended 2005:

	Small Vehicle [1]		Medium Vehicle [1]		Large Vehicle [1]		Total traffic volumes	
	(million)	%	(million)	%	(million)	%	(million)	%
2003	33.5	92	2.0	6	0.8	2	36.4	100
2004	39.7	93	1.9	4	1.2	3	42.7	100
2005 (Jan – Jun) . .	19.9	93	0.8	4	0.6	3	21.2	100

Note:

(1) "Small vehicle" refers to vehicles which are less than four metres in length. "Medium vehicle" refers to vehicles which are between four and six metres in length. "Large vehicle" refers to vehicles which are over six metres in length.

Toll Rates

Adjustments to the toll rates proposed by the Capital Expressway Company must be approved by the Beijing Municipal Communications Bureau and Beijing Municipal Price Bureau ("BMPB"). BMPB annually reviews applicable toll rates.

Toll rates vary at each station and also by the size of the vehicle. The following table sets forth the toll rates of the Capital Airport Expressway charged at each toll station, which have been in effect since April 2003:

Vehicle Size	Tianzhu	Beigao	Dashanzi	Erza	Sanzha	Yanglin	Weigao	Nangao
				(RMB)				
Small vehicle	10	5	2	5	5	10	5	3
Medium vehicle . . .	20	10	5	10	10	20	10	5
Large vehicle	30	15	5	15	15	30	15	10

Maintenance

Periodic maintenance and major maintenance are scheduled to be carried out approximately once every 10 years and 15 years, respectively. The next scheduled periodic maintenance is expected to take place in 2008. Management does not expect that overall traffic flow on the Capital Airport Expressway will be affected by such maintenance. Capital Expressway Company also engages independent contractors to provide regular minor maintenance services which are carried out on a daily basis as required. Capital Expressway Company makes a provision for the cost of periodic and major maintenance.

Competition

The Capital Airport Expressway is the only expressway connecting the Capital Airport and the city centre of Beijing. There are currently two parallel roads that also make such connection. Management believes that these two roads, a section of the Beijing-Shunyi road and the old airport road, do not constitute significant competition to the Capital Airport Expressway, which provides quicker, safer and more comfortable passage. In addition, any vehicle that chooses either of these two roads must in any event pass through the Capital Airport Expressway and pay a toll fee in order to reach or depart from the Capital Airport.

Capital Airport Expressway Extension Project

In anticipation of the continuing increase in air traffic volume, the Capital Airport is undertaking an expansion plan to build Capital Airport Terminal Three. In order to capitalise on the anticipated increase in traffic flow as a result of such airport expansion, the Group intends to invest in a 10 km toll-road extension to connect the north outer ring road of the Capital Airport with Beijing's Chang De Highway. The equity investment by Group in this extension project is expected to be approximately RMB300 million.

Shenzhen Shiguan Road

The Group owns a 53.08 per cent. interest in Shenzhen Guanshun, which manages and operates a series of roads and bridges (Class 1) (the "Shiguan Highway") located in the Baoan District in the Shenzhen Municipality, the PRC. The total length of Shiguan Highway is 37.61 km.

Shenzhen Guanshun is a co-operative joint venture between the Group and Shenzhen Shiguan Road Company Limited. It holds the operating right to operate the Shiguan Road for a period of 20 years commencing from 12 April 2002.

Beijing Water Plant, No.9 - Phase I

The Group owns a 100 per cent. interest in Bei Kong Water Company, which owns the Concession Facilities, comprising Phase I of Beijing Water Plant No.9, and sells purified water.

Beijing Water Plant No.9 (the "Water Plant") is located in the northern district of Beijing Municipality. It comprises Phase I (i.e. the Concession Facilities) and Phase II with a total production capacity of 1,000,000 cubic metres of purified water per day. It is the largest water purification plant in Beijing Municipality in terms of production capacity and one of the two water purification plants that use surface water as their source of raw water. Construction work of the Concession Facilities commenced in May 1986 and was completed in June 1990. The designed production capacity of the Concession Facilities is 500,000 cubic metres of purified water per day.

The Concession Facilities are held by the Group pursuant to a concession agreement (the "Concession Agreement") entered into between the Group and the Beijing Municipal Water Company ("BMWC") in 13 July 1998. The terms of the concession is 20 years commencing from 24 November 1998.

Under the Concession Agreement, BMWC has guaranteed the Group an amount of not less than the minimum annual net cash income of RMB210 million per annum (the "Minimum Income") for each of the years during the concession period from the water purification and treatment business, which represents a 14 per cent. annual return on investment, after deducting the state and local taxes payable by the Group in the PRC in respect of the operation of the Concession Facilities. The Minimum Income provides stable income and cash flows for the Group.

In addition, the Company is also entitled to an income in excess of the Minimum Income in accordance with a fixed formula set out in the Concession Agreement, which takes into account, inter alia, the unit tariff charged by BMWC to end-users for the supply of purified water, the unit cost attributable to the Concession Facilities in relation to BMWC's expenses and the actual volume of purified water supplied by the Concession Facilities. In calculating the additional income as set out in the set formula, references will also be made to the published management accounts of BMWC which are prepared in accordance with the PRC accounting standards and approved by tax authorities and the State Audit Bureau and to the financial information in relation to the Concession Facilities, of which the Company has the right to appoint international auditors to perform necessary procedures in verifying such financial information.

Raw Materials and Production Process

On 13 July 1998, BMWC and the Company entered into a supply and purchase agreement (the "Supply and Purchase Agreement"), pursuant to which BMWC will supply raw water to, and will purchase purified water from, the Concession for a term of 20 years.

Raw water for the Water Plant is sourced from Huairou Reservoir and Miyun Reservoir which have storage capacities of about 140 million and 4.3 billion cubic metres respectively. The two reservoirs are connected by a 35 km water duct and raw water is transmitted from Huairou Reservoir to the Water Plant through two water ducts, each of

which is about 41.5 km long. Raw water will then go through a purification process that involves coagulation, sedimentation, rapid gravity filtration and activated carbon absorption.

Operations

The Concession Facilities are operated by BMWC under an operation and maintenance agreement (the "Operation and Maintenance Agreement") entered into between the Group and BMWC on 13 July 1998 for a term of 20 years commencing from 1998.

The designed production capacity of the Concession Facilities is 500,000 cubic metres of purified water per day. BMWC has undertaken to enable the Concession Facilities to continuously produce on average not less than 70 per cent. of its designed production capacity, i.e. 350,000 cubic metres of purified water per day, and to procure that such water produced by the Concession Facilities shall meet the quality standards in accordance with the Sanitary Standard for Drinking Water. The production and supply of purified water by the Concession Facilities will be made in accordance with monthly production plans agreed upon between the Group and BMWC. The water supplied by the Concession Facilities is for industrial and residential usage in the Beijing Municipality.

Consumer Products

The Group produces and markets beer and other beverages through Beijing Yanjing Brewery Company Limited ("Yanjing Brewery"), and wine through Beijing Shun Xing Wine Co., Ltd. and Beijing Feng Shou Winery Co., Ltd. (collectively, "Shun Xing").

Yanjing Brewery

The Group owns a 54.5 per cent. beneficial interest in Yanjing Brewery, which is the third largest brewer in the PRC in terms of production volume in 2004. In 2004, Yanjing Brewery sold approximately 2.9 million tons of beer, representing a national market share of approximately 11 per cent.. Although Beijing remains its largest market, Yanjing Brewery has expanded outside Beijing to other markets in the PRC through a series of mergers and acquisitions of local breweries in recent years.

Yanjing Brewery was founded in 1981. In July 1997, Yanjing Brewery completed an initial public offering and has since listed its A shares on the Shenzhen Stock Exchange.

Yanjing Brewery's products have won numerous national and international awards, and has been designated as an official beer of the Great Hall of the Peoples for state banquets. In August 2005, Yanjing Brewery was designated as an official sponsor of the 2008 Beijing Olympic Games which will provide it with a significant opportunity to promote its brand name both in the domestic and international markets.

Products

Yanjing Brewery produces over 100 types of beer and other beverages, such as mineral water, soft drinks and juices, for consumption in the PRC and overseas markets. Production and sale of beer is, and is expected to continue to be, Yanjing Brewery's most important source of revenue. In the year ended 31 December 2004, sale of beer represented 97.5 per cent. of Yanjing Brewery's total turnover.

Yanjing Brewery's principal beer product is pilsner beer brewed to satisfy the demand of Chinese consumers. Yanjing Brewery produces beer of 8, 10, 11 and 12 degrees Plato (which measures the sugar content of the beer) and its key products include the "11 Degree Light" beer, "10 Degree Dry" beer and "11 Degree" beer. Yanjing Brewery has recently focused on expanding its premium beer sector with a view to mitigating the increase in raw material price(s).

Raw Materials

The principal raw materials of Yanjing Brewery's products are water, malt, rice, and hops. Yanjing Brewery's malt requirement is primarily supplied by Beijing Yanjing Beer Group Company ("Yanjing Group"), which has a 13.6 per cent. interest in Yanjing Brewery, and external suppliers. Rice and hops are primarily sourced from PRC suppliers, and water is sourced from Yanjing Brewery's own underground spring in respect of its production facilities in Beijing and from local water sources in other areas in which it operates. Yanjing Brewery has not experienced any shortage of raw materials or any disruption in their supply.

Production and Quality Control

Yanjing Brewery adheres to a strict system of quality control over its brewing operations. It has a team of technicians that monitors the production quality at various stages of the production process, including on-site yeast propagation, testing for oxidation and unwanted bacteria, sampling products for taste and freshness, and ensuring that cans and bottles are properly cleaned, sterilised and filled at the correct pressure, temperature and volume. It also maintains a strong focus on research and development. Its research and development team is responsible for designing new technology, developing new products, enhancing quality control and optimising efficiency.

Yanjing Brewery was one of the first breweries in the PRC to be issued quality system and quality product certifications by the PRC Certification Committee for Quality Mark, and was awarded the ISO 9002 in 1994, ISO 9001 and ISO 14001 in 2002, and HACCP (Hazard Analysis and Critical Control Point) certification in 2003. In 2004, Yanjing Brewery was awarded the Grade A Green Food certification from the China Green Food Development Centre of the Chinese Ministry of Agriculture.

Sales, Marketing and Distribution

Although Beijing continues to be its key market, Yanjing Brewery has placed increasing focus on the expansion of its operations in other cities outside Beijing and the development of the "Yanjing" brand name into a national brand name. In the year ended 31 December 2004, approximately 62.5 per cent. of its turnover was derived from sales outside Beijing. The key markets for Yanjing Brewery outside Beijing include Guangxi, Fujian, Inner Mongolia, Hunan and Shandong provinces. Yanjing Brewery markets its products under various "Yanjing" brand names, including "Liquan", "Huiquan", "Xuelu", "Chifeng" and "Xiandu", depending on the locality of the market.

Yanjing Brewery sells its beer products to a network of distributors nationwide, including state-owned cigarette and alcohol distribution companies, collective distributors and individual wholesalers, as well as directly selling its products to restaurants and bars. The Group believes that Yanjing Brewery's diversified distribution network maximises product exposure and minimises dependence on any single distributor. Yanjing Brewery chooses distributors in each market that will devote attention and resources to the promotion and sale of Yanjing beer in developing such markets.

In addition to domestic sales, Yanjing Brewery also exports its products to over 15 countries worldwide, including the USA, Italy, the United Kingdom, Canada and Australia.

Competition

The brewery industry in the PRC is highly fragmented. Yanjing Brewery's main competitors in the PRC include large domestic and international breweries, such as Tsingdao Beer, Habin Beer, Anheuser-Busch and SABMiller, and numerous local breweries. The Group expects competition in the beer industry to continue to intensify as leading breweries compete against each other to acquire local and regional breweries in order to increase their market share. Competition is primarily based on brand recognition, product quality and taste, packaging, price and distribution capabilities. Yanjing Brewery believes that it will be able to capitalise on the strength of the "Yanjing" brand name, market leadership in the Beijing beer market, product quality and broad distribution channels to maintain its leading position in Beijing and to further penetrate other markets in the PRC.

Shun Xing Wine

The Group owns a 51.0 per cent. beneficial interest in Shun Xing, which is engaged in the production of wine in the PRC. Shun Xing offers over 40 types of wines in five different series, including the "Feng Shou" brand of wine. In addition to domestic distribution within the PRC, Shun Xing's wines are also exported to more than ten countries and regions, including Hong Kong, Spain, Japan, the USA and France.

Retail and Tourism

The Group provides retail and tourism services through Beijing Wangfujing Department Store (Group) Co., Ltd. ("Wangfujing Group") and Beijing Long Qing Xia Tourism Development Co., Ltd. ("Longqingxia Tourism"), respectively.

Wangfujing Group

The Group owns a 50.1 per cent. beneficial interest in Wangfujing Group, which owns and operates a number of retail businesses in the PRC, including Beijing Wangfujing Department Store, the PRC's first large-scale modern department store and one of the largest department stores in Beijing.

The Beijing Wangfujing Department Store, the flagship department store of the Wangfujing Group, was established in 1955 as the first large-scale, modern department store in the PRC. In February 1993, Beijing Wangfujing Department Store was converted into a joint stock company, Wangfujing Group. In May 1994, Wangfujing Group completed an initial public offering and has since listed its A Shares on the Shanghai Stock Exchange.

Operations

Wangfujing Group's core business is retail merchandise sales. As part of its continuing effort to develop its core retail business and establish a nationwide department store chain, Wangfujing Group has expanded its operations nationwide and established a total of 14 department stores and shopping arcades in major cities in the PRC, including Beijing, Guangzhou, Chengdu, Wuhan, Baotou, Nanling, Changsha, Luoyang and Huhehaote. Among the 14 department stores and shopping arcades, three are located in Beijing including the Beijing Wangfujing Department Store. Turnover derived from Wangfujing's Group operations in Beijing has been, and is expected to

continue to be, the largest source of its revenue. In the year ended 31 December 2004, approximately 43.4 per cent. of Wangfujing Group's turnover was derived from sales in Beijing.

Beijing Wangfujing Department Store

Wangfujing Group's flagship store, Beijing Wangfujing Department Store, is located on the main thoroughfare of the Wangfujing area, one of the busiest and most well-known shopping districts in Beijing. Beijing Wangfujing Department Store carries a wide range of consumer products including women's and men's clothing, household appliances and electronic goods, textiles, knitwear, stationery, cosmetics and food. Beijing Wangfujing Department Store primarily targets consumers in the middle to upper-middle end of the market. While many national and local brand name products are sold in the store, Beijing Wangfujing Department Store's overall merchandising strategy is to offer a balanced assortment of popular merchandise catering to a broad segment of consumers. With a few exceptions, such as tobacco, the retail prices of which are subject to government control, the prices of all merchandise are set by Beijing Wangfujing Department Store to reflect this strategy. Approximately half of the store's customers are visitors to Beijing from other parts of China who are attracted to the store by its prominent national reputation, central location in Beijing and large selection of products.

Other Department Stores and Shopping Arcades

In addition to the Beijing Wangfujing Department Store, Wangfujing Group has interests in an additional 13 department stores and shopping arcades in the PRC, reflecting Wangfujing Group's strategy to diversify its business from the increasingly competitive retail market in central Beijing. Wangfujing Group manages the retail operations at each of its departments stores.

Supermarket Operations

In November 2004, Wangfujing Group, Ito-Yokado Co., Ltd. ("Ito-Yokado") and York-Benimaru Co., Ltd., of which is owned as to 33.5 per cent. by Ito-Yokado, established a joint venture company, Beijing Wangfujing Yokado Commercial Co., Ltd. ("Beijing Wangfujing Yokado Commercial"), to establish and operate supermarkets in the PRC. Wangfujing Group has a 40 per cent. interest in the joint venture. The supermarkets will combine the advanced supermarket management techniques of the Japanese partners with the brand name and tradition of Wangfujing Group. The joint venture's first supermarket commenced operations in April 2005.

Property Development

Wangfujing Group is also engaged in real estate development, primarily for the purpose of supplementing profits generated by its core retail operations. Through its 99.4 per cent. owned subsidiary, Hongye Properties, Wangfujing Group is engaged in the development and sale of residential and commercial real estate, primarily in Beijing. The nature and extent of its involvement in such projects or investments depend on specific opportunities presented to it on a project-by-project basis. Wangfujing Group has entered into joint ventures with respect to the development of land and building for some of its regional stores to take advantage the joint venture partner's familiarity with local market conditions in such areas.

Competition

The retail industry in the PRC, in particular, the operation of department stores, is highly competitive. Wangfujing Group faces strong competition from other national and international operators of department stores, supermarkets, hypermarkets, convenience stores, specialty retailers and discount stores. All such stores owned by third parties compete with Wangfujing Group's department stores and shopping arcades. Many of Wangfujing Group's competitors have greater financial resources and other competitive advantages. Wangfujing Group also expects that an increasing number of international retailers may enter the PRC market in the future either through joint ventures or directly, as a number have done already. Many of Wangfujing Group's competitors are newly-built stores and shopping complexes that offer more modern shopping facilities and more selective lines of merchandise. Outside of Beijing, Wangfujing Group also competes with department stores and shopping complexes that are more established in the local market. Wangfujing Group competes primarily on the basis of (i) degree of brand recognition and suitable store image; (ii) location of stores and extensive network in the PRC; (iii) understanding of the retail industry, fashion trends and market demand in the PRC; (iv) economies of scale; (v) competitive advantage with suppliers; (vi) wide range of brands and products; (vii) product quality; and (viii) flexibility and speed in responding to customers' demands.

Longqingxia Tourism

Longqingxia Tourism is 75 per cent. owned by the Group and 25 per cent. owned by Long Qing Xia Tourism Development Corporation, a PRC company wholly-owned by the Beijing Municipal Government. Longqingxia Tourism is primarily engaged in complex travel services within the Long Qing Xia scenic area ("Longqing Ravine"). Longqing Ravine, a famous tourist spot located 70 km west of Beijing, is also known as "Xiao Li Jiang", which represents a tourist complex combining water entertainment, summer resort, foods and beverage and climbing activities.

Longqingxia Tourism holds the operating right to sell entrance tickets and provide tourism services in the Longqing Ravine for a period of 40 years from August 1998. The principal business of Longqingxia Tourism is the collection of entrance fees paid by tourists to the Longqing Ravine and the operation and management of its tourist services and facilities, including a restaurant and a villa.

Technology

The Group's investment in the technology sector currently consists of a number of investments in several subsidiaries and associate companies.

The following is a brief description of the business of the principal technology investments of the Group.

Ever Source Science & Technology Development Co., Ltd. ("Ever Source")

The Group has a 68.65 per cent. interest in Ever Source. Established in 2000 at Beijing Zhong Guan Chun Science Park, Ever Source has successfully developed an original cooling and heating system that utilises shallow-ground geothermal energy to generate heating, cooling and domestic hot water for residential, retail and office buildings. This system is an innovation in the field of energy conservation and environmental protection in the PRC since it does not produce any solid, liquid or gas

pollution material and is capable of replacing traditional fuels such as coal, oil and gas. It can also reduce the usage of electricity energy by 50 per cent.-70 per cent. compared with conventional electricity heating or air-conditioning.

Ever Source has been distributing its systems in the Beijing area for more than three years, and has penetrated into Sichuan, Shanxi, Tibet and Tianjin. Its systems are mainly used in residential buildings, schools, offices, hotels, shopping malls, hospitals, factories and outdoor fountains. Ever Source typically sells the whole system solution to its customers, and provides after-sales service (based on per sq.m.) with a three-year warranty. A majority of its revenue is derived from system installation and integration.

Although competition is keen, the Group believes that Ever Source has two competitive advantages over competitors which will enable it to compete effectively in this energy conversion product industry: (i) Ever Source is the only company in China with official licence from the Ministry of Water Affairs; and (ii) it offers customers the integration ability under a solution package as opposed to many of its competitors which are simply equipment makers.

Beijing Development (Hong Kong) Limited ("Beijing Development")

The Group has a 55.81 per cent. interest in Beijing Development. Beijing Development is listed on the Hong Kong Stock Exchange and is principally engaged in the provision of information technology services, including network infrastructure facilities construction, network system integration and internet support related services. Beijing Development also invests in software development, network information technology and all-in-one travel smart card projects through its subsidiaries, Xteam Software International Limited, Beijing Enterprises Teletron Information Technology Co. Ltd. and its associated company Beijing Municipal and Travel All-in-one Card Co., Ltd.

Beijing Enterprises Holdings High-Tech Development Co., Ltd. ("Beijing High-Tech")

The Company has a 97.99 per cent. interest in Beijing High-Tech, a Sino-foreign integrated investment company established by the Group and the new Zhongguanchun Science Park Management Committee. It invests in small-to-medium size new technology enterprises, provides them with capital, human, information and technology resources and assists them in respect of outcome commercialisation speed-up and industrialisation.

BMEI. Co., Ltd. ("BMEI")

The Group has a 38.27 per cent. interest in BMEI. Co., Ltd. and is engaged in the development and production of products which integrate optical, mechanical and electrical know-how, including digital machine tools, precision moulds, high-voltage engineering products and environmental protection technological products. BMEI has acquired 49 national patents, 43 of which have been put into application.

Non-core Asset Disposals

The following table sets forth certain information on the non-core asset disposals undertaken by the Group after 2004:

Contract Date	Non-Core Asset Dispositions	Principal Business	Consideration (RMB million)	Disposal gains (HK$ million)
April 2004	20% interest in Beijing Siemens	Production and sale of switching systems	199	97
August 2004	Entire 50.5% interest in Jian Guo Hotel	Ownership and operation of Jianguo Hotel in Beijing	153	37
December 2004 . .	Entire 55% interest in Beijing Sanyuan Foods Co., Ltd. (through the disposal of its entire interest in Beijing Enterprises (Dairy) Limited)	Production and sale of dairy products	561	103
July 2005.	Entire 95% interest in Beijing Western-Style Food	Processing and sale of food products	6	Not significant
August 2005	Entire 29.4% interest in Beijing Qinchang Glass	Production and sale of flat glass	34	Not significant
September 2005 .	Entire 75% interest in Beijing Badaling Tourism	The exclusive right to collect entrance fees from visitors to the Badaling Great Wall and to operate certain other tourism services in the Badaling Great Wall area	337	110 (est.)
September 2005 .	63.75% interests in Beijing Maglev Technology Development Company Limited	Research and development of magnetic levitation technology and provision of related services	38	Not significant

Employees

As at 30 June 2005, the core businesses of the Group employed approximately 39,600 employees, substantially all of whom are located in the PRC. Staff benefits include salaries, provident fund, insurance and medical cover, housing and share option schemes. The Group believes its employees are critical to its success and is committed to investing in the development of its employees through continuing education and structured training, as well as the creation of opportunities for career growth.

Environment

The Issuer believes that the Group is in compliance in all material respects with applicable environmental regulations in the jurisdictions in which the Group operates. The Issuer is not aware of any environmental proceedings or investigations to which it or any member of the Group is or might become a party and which may have a material adverse effect on its properties and operations.

Government Regulations

The operations of the Group are subject to various laws and regulations in the jurisdictions in which it operates. The Group's properties are subject to routine inspections by government officials with regard to various safety and environmental issues. The Group believes that it is in compliance in all material respects with government regulations currently in effect in the jurisdictions in which it operates. The Issuer is not aware of significant problems experienced by any member of the Group with respect to compliance with government regulations in relation to its operations which could materially adversely affect its properties or operations, nor is it aware of any pending government legislation that might have a material adverse effect on its properties or operations.

Insurance

The Group is covered by insurance policies which cover loss of rental, fire, flood, riot, strike, malicious damage, other material damage to property, business interruption and public liability. The Group believes that its properties are covered with adequate insurance provided by reputable independent insurance companies in the relevant jurisdiction and with commercially reasonable deductibles and limits on coverage, which are normal for the type and location of the properties to which they relate. Notwithstanding such insurance coverage, damage to the buildings, facilities, equipment or other properties as a result of occurrences such as fire, floods, water damage, explosion, power loss, typhoons and other natural disasters or terrorism, or any decline in the Group's business as a result of any threat of war, outbreak of disease or epidemic, may potentially have a material adverse effect on the Group's financial condition and results of operations.

Subsidiaries, Jointly-Controlled Entities and Associates

Notes 20 to 22 to the Company's audited consolidated financial statements for the year ended 31 December 2004 set forth the subsidiaries, jointly-controlled entities and associates of the Company as at 31 December 2004 which, in the opinion of the directors of the Company, principally affected the results for the year or formed a substantial proportion of the net assets of the Group for the year, to which such accounts relate.

BEIJING HOLDINGS LIMITED

BHL, the controlling shareholder of the Issuer and the Company, was incorporated in Hong Kong in 1979 to act as an overseas window company of the Beijing Municipal Government, and is the largest diversified overseas conglomerate indirectly owned and controlled by the Beijing Municipal Government. It is supervised by the Beijing Municipal State-Owned Assets Administration Bureau. On 8 January 2005, Beijing Enterprises Group Holdings Company Limited ("BE Group") was established by the Beijing Municipal Government, which is taking steps to transfer its interest in the entire issued share capital of BHL and Beijing Gas Group Co., Ltd., to BE Group. Upon completion of the transfer, BE Group will become the new ultimate holding company of BHL, the Issuer and the Company.

BHL's mission is to continue to play an important role in enhancing the overall economic development of Beijing by acting as the primary avenue for the Beijing Municipal Government to access international markets for capital, technology and management expertise, and by exploring various business and investment opportunities relating to projects in sectors that are identified by the Beijing Municipal Government as priorities in the continuing economic and social development of Beijing. Over the years, BHL has established a diversified investment portfolio comprising more than 50 listed and unlisted subsidiaries and associates which engage in investment holding, logistics, import and export and other direct investments in Hong Kong and the PRC. BHL maintains a close relationship with the Beijing Municipal Government, which appoints its key management team.

Although the Issuer believes that its relationship with BHL and BE Group provides the Company with significant business advantages, the relationship results in various related party, or "connected" transactions of the Company. Both BHL and BE Group are connected persons of the Company for the purposes of the Listing Rules of the Hong Kong Stock Exchange and, accordingly, any transactions entered into between the Company and/or its subsidiaries and BE Group, BHL and/or their respective subsidiaries or associates are connected transactions which, unless one of the exemptions is available or relevant waivers are applied for and granted, will be subject to the relevant requirements of Chapter 14A of the Listing Rules of the Hong Kong Stock Exchange.

These requirements include the issuance of press notices, the obtaining of independent shareholders' approval at general meetings and disclosure in annual reports and accounts of the Company. The Company currently engages in, and expects from time to time in the future to engage in, financial and commercial transactions with BE Group, BHL and their respective subsidiaries and associates. All such transactions are conducted on an arm's length and commercial basis. See note 49 to the audited consolidated financial statements of the Company for the year ended 31 December 2004 and note 19 to the unaudited condensed consolidated financial statements of the Company for the six months ended 30 June 2005, which are incorporated by reference in this Information Memorandum.

DIRECTORS AND MANAGEMENT

The officers and members of the board of directors of the Company as at the date of this Information Memorandum are as follows:

Executive Directors:

YI Xi Qun *(Chairman)*

ZHANG Hong Hai *(Vice Chairman and Chief Executive Officer)*

LI Fu Cheng *(Vice Chairman)*

BAI Jin Rong *(Vice Chairman)*

GUO Ying Ming

LIU Kai *(Vice President)*

ZHENG Wan He

LI Man

GUO Pu Jin

ZHOU Si

E Meng *(Vice President)*

Independent Non-executive Directors:

LAU Hon Chuen, Ambrose

Dr Leo Tung-Hai LEE

WANG Xian Zhang

WU Jiesi

Robert A. THELEEN

The biographies of the Executive Directors, Independent Non-executive Directors and Senior Management of the Company as at the date of this Information Memorandum are as follows:

Executive Directors

Mr. YI Xi Qun

Mr. Yi, aged 58, is the Chairman of the Company and Beijing Holdings Limited. He graduated from Beijing Chemical Institute in 1975 and later obtained a postgraduate degree in economics and management engineering from Tsinghua University. From 1986 to 1987, Mr. Yi was in charge of the Beijing Municipal Government Economic Structure Reform Committee and from 1987 to 1991, he served as the Chief Executive Officer of Xicheng District of Beijing. Since 1991, Mr. Yi has been an assistant to the Mayor of Beijing as well as Director of the Economic and Foreign Trade Commission of Beijing Municipality and the Management Committee of the Beijing Economic and Technology Development Zone. Mr. Yi has in-depth knowledge and a wealth of experience in macroeconomic and microeconomic management. Mr. Yi joined the Group in December 1999.

Mr. ZHANG Hong Hai

Mr. Zhang, aged 52, is a Vice Chairman and the Chief Executive Officer of the Company. Mr. Zhang graduated from Beijing University in 1982 and subsequently obtained a postgraduate qualification in business studies at the International Business School of Hunan University and was awarded the title of Senior Economist. Mr. Zhang has worked for the Beijing Municipal Government for many years. Prior to joining the Company, Mr. Zhang was the director of the Foreign Affairs Office of the People's Government of Beijing Municipality and Hong Kong and Macao Affairs office of the People's Government of Beijing Municipality. He also served as Vice President of the Beijing Chinese Overseas Friendship Association. Mr. Zhang initially worked as Deputy General Manager and was then promoted to Vice Chairman and General Manager of Beijing International Trust Investment Limited during the period from 1990 to 1998, and has accumulated extensive experience in corporate management. Mr. Zhang joined the Group in December 2003.

Mr. LI Fu Cheng

Mr. Li, aged 51, is an Executive Director and a Vice Chairman of the Company. Since 1983, he has held the posts of Deputy Secretary and Secretary of the Yanjing Brewing Factory, and then the Chairman and General Manager of the Yanjing Group. Mr. Li has over 25 years' experience in the brewery industry. Mr. Li joined the Group in April 1997.

Mr. BAI Jin Rong

Mr. Bai, aged 55, is an Executive Director and a Vice Chairman of the Company. He is also the General Manager of Beijing Enterprises Group Holdings Company Limited. Mr. Bai graduated from Beijing Normal University in 1985. From 1984 to 1992, he held the posts of Deputy Director and Director of the Policy Research Office of Beijing Chemical Industry Group. From 1992 to 1997, he served as a Deputy Director of the Beijing Economic Structure Reforms Committee. From 1997 to 2002, he was an Executive Director and Executive Vice President of the Company. From 2003 to 2004, he was the Deputy Director of Beijing State-owned Assets Supervision and Administration Commission. Mr. Bai has over 30 years' experience in economics, finance and enterprise management. Mr. Bai rejoined the Group in June 2005.

Mr. GUO Ying Ming

Mr. Guo, aged 61, is an Executive Director of the Company. He graduated from the Beijing Foreign Trade Institute in 1967. Since February 1989, he has served as General Manager, Vice Chairman and Chairman of Beijing Holdings Limited. Prior to that, from 1985 to 1988, he held the posts of Chairman and General Manager of China Resource Products (U.S.A.) Limited, the strategic investment company of the Beijing Municipal Government in the USA. He has over 30 years' experience in international economics, foreign trade and enterprise management. From April 1997 to February 2000, Mr. Guo was the Vice Chairman and President of the Company. Mr. Guo rejoined the Group in December 2002.

Mr. LIU Kai

Mr. Liu, aged 51, is an Executive Director and a Vice President of the Company. Mr. Liu is responsible for the general management of Beijing Enterprises Holdings Investment Management Co., Ltd. He graduated from Tsinghua University with a bachelor's degree in mechanical engineering in 1979, and later obtained a postgraduate degree in domestic economics and management from the State Administration Institute. Prior to joining the Company, Mr. Liu served as a Senior Executive of the Beijing Transportation Bureau and the Beijing Transportation Corporation. Mr. Liu has over 25 years' experience in economics and management. Mr. Liu joined the Group in January 2001.

Mr. ZHENG Wan He

Mr. Zheng, aged 53, is an Executive Director of the Company. He graduated from the Beijing Economic Institute in 1983. Since November 1984, he has held the posts of Deputy General Manager of Beijing Wangfujing Department Store and later Vice Chairman and General Manager of the Wangfujing Group. He has over 15 years' experience in economics, retail business and enterprise management. Mr. Zheng is presently the Vice Chairman of the China Youth Entrepreneurs Association and a committee member of China United Commerce Association. Mr. Zheng joined the Group in April 1997.

Mr. LI Man

Mr. Li, aged 47, is an Executive Director of the Company. Mr. Li obtained his bachelor degrees in philosophy and economics from Beijing Normal University and Beijing Polytechnic University respectively. Since 1996, Mr. Li has served as Deputy Chief Executive of the Beijing Yanqing County Administration Academy and Executive Deputy Principal of Beijing Science and Technology University, Yanqing County Branch. Mr. Li is presently the Director of Beijing Badaling Special Zone Administrative Centre, the General Manager of Badaling Tourism Company and the General Manager of the Badaling Tourism Development Company. He has in-depth knowledge and experience in the hotel management and tourism business. Mr. Li joined the Group in August 2001.

Mr. GUO Pu Jin

Mr. Guo, aged 52, is an Executive Director of the Company. He graduated from the political education faculty of Capital Normal University in 1976 and later finished his postgraduate studies at Capital Trade and Economics University. Mr. Guo was previously the Chief Executive Officer of Da Xing District of Beijing and is currently the Chairman of Beijing Capital Expressway Development Company Limited. Mr. Guo has over 28 years' experience in government affairs and corporate management in China. Mr. Guo joined the Group in April 2004.

Mr. ZHOU Si

Mr. Zhou, aged 49, is an Executive Director of the Company. He is also the Deputy General Manager of Beijing Enterprises Group Holdings Company Limited. Mr. Zhou graduated from Beijing Normal University in 1978 and Tsinghua University in 1998. From 1984 to 2003, he was the Chief Officer of the General Planning Division and subsequently the Head and Deputy Director of the Planning Division of Beijing Municipal Management Commission. From 2003 to 2004, he was the Managing Director of Beijing Gas Group Co., Ltd. Mr. Zhou has over 20 years' experience in economics, finance and enterprise management.

Mr. E Meng

Mr. E, aged 46, is an Executive Director and a Vice President of the Company. He is also a Director of several of the Company's subsidiaries, including two indirectly held subsidiaries listed on The Hong Kong Stock Exchange, namely Beijing Development (Hong Kong) Limited and Xteam Software International Limited. Mr. E is also an independent non-executive director of Macro-Link International Holdings Limited. Mr. E graduated from China Science and Technology University with a master's degree in engineering. He is a PRC senior accountant with the qualifications of PRC certified accountant, asset appraiser, certified real estate appraiser and tax appraiser. From 1988 to 1997, he was the Deputy Director of Beijing New Technology Development Zone and concurrently acting as the Director of the Department of Financial Auditing, the General Manager of Investment Operation Company, the chief accountant of Beijing Tianping Accounting Firm and the Deputy Director of the State-owned Assets Management Office of Beijing Haidian District. Mr. E has over 20 years' experience in economics, finance and enterprise management. Mr. E joined the Group in November 1997.

Independent Non-executive Directors

Mr. LAU Hon Chuen, Ambrose

Mr. Lau, aged 58, is an Independent Non-executive Director of the Company. He holds a bachelor of law degree from the University of London and is a Solicitor of the Supreme Court of Hong Kong, a China-Appointed Attesting Officer and a Notary Public. Mr. Lau is also a member of the National Committee of the Chinese People's Political Consultative Conference and the Selection Committee For the First Government of Hong Kong and a Non-official Justice of the Peace. He was the President of the Law Society of Hong Kong from 1992 to 1993. Mr. Lau was a member of the Preparatory Committee for the HKSAR and the Legislative Council of Hong Kong. Mr. Lau joined the Group in April 1997.

Dr. Leo Tung-Hai LEE

Dr. Lee, GBS, LLD, JP, aged 83, is an Independent Non-executive Director of the Company. He is also the Chairman of Tung Tai Group of Companies and a non-executive director of several publicly listed companies in Hong Kong. He is a member of a number of public services committees and heads many social service organisations, including as an Adviser of the Advisory Board of Tung Wah Group of Hospitals, Chairman of Association of Chairmen of the Tung Wah Group of Hospitals, Chairman of Friends of Hong Kong Association and Vice President of China Overseas Friendship Association. He served as a Standing Committee member of the eighth and ninth Chinese People's Political Consultative Conference National Committee; an Adviser on Hong Kong Affairs to the Hong Kong & Macau Affairs Office of the State Council and Xinhua News Agency, Hong Kong Branch; a member of the Preparatory Committee for the Hong Kong Special Administrative Region; and a member of the Selection Committee of the First Government of Hong Kong. Dr Lee has been honoured with awards by different governments, including Cavaliere di Gran Croce of Italy, O.B.E. of Great Britain, Chevalier Légion d'Honneur of France, Commandeur de l'Ordre de Leopold II of Belgium and Gold Bauhinia Star of the Hong Kong Special Administrative Region Government of the People's Republic of China. Dr. Lee has over 45 years of experience in business management. Dr. Lee joined the Group in April 1997.

Mr. WANG Xian Zhang

Mr. Wang, aged 63, is an Independent Non-executive Director of the Company. He graduated from the Northeast Finance & Economics University, China in 1965. He has been involved in the insurance industry since 1970, and was Deputy General Manager of the People's Insurance Company of China ("PICC"), Dalian Branch and then General Manager of PICC, Liaoning Branch. From 1986 to 1995, he was Vice Chairman and Vice President of PICC. Since 1996, he has been Vice Chairman and Vice President of the People's Insurance Company of China (Group). In 1993, he set up China Insurance Group in Hong Kong. Since then he has been Vice Chairman and President of China Insurance H.K. (Holdings) Co. Ltd. Mr. Wang is also Chairman of the Ming An Insurance Co. (H.K.) Ltd., China Reinsurance Co. (H.K.) Ltd. and CIG-WH International (Holdings) Ltd. and a Director of several financial institutions such as the Bank of China, the Ka Wah Bank Ltd. and Top Glory Insurance Co. (Bermuda) Ltd. Mr. Wang joined the Group in April 1997.

Mr. WU Jiesi

Mr. Wu, aged 53, is an Independent Non-executive Director of the Company. He holds a doctorate degree in Economics. He conducted post-doctoral research work in theoretical economics at the Nankai University in the PRC and was conferred the professorship qualification by the Nankai University in 2001. During the period from 1984 to 1995, Mr. Wu worked at the Industrial and Commercial Bank of China in a number of positions, including as the President of Shenzhen Branch. From 1995 to 1998, Mr. Wu was Vice Mayor of Shenzhen Municipal Government and from 1998 to 2000 he was the assistant to the Governor of Guangdong province. He was the Chairman of Guangdong Yue Gang Investment Holdings Company Limited and GDH Limited, the Honorary President of Guangdong Investment Limited and Guangdong Tannery Limited. At present, he is an executive director of Hopson Development Holdings Limited and an independent non-executive director of China Insurance International Holdings Company Limited. He has extensive experience in finance and management. Mr. Wu joined the Group in July 2004.

Mr. Robert A. THELEEN

Mr. Theleen, aged 60, is an Independent Non-executive Director of the Company. He is the Chairman, founder and Co-Chief Executive Officer of China Vest, Ltd., a Shanghai-based Merchant Bank. Mr. Theleen was a pioneer in the private equity investment industry in China where, in 1982, he launched one of the first venture capital funds investing in China. Mr. Theleen is also a Trustee of the Asia Foundation and an active member of the business community in Shanghai where he resides. He was educated at Duquesne University and at the American School of Management in the United States where he obtained his master's degree in business administration in 1970. He is also a member of the Advisory Board of the Hopkins-Nanjing Center in Nanjing, China. Mr. Theleen joined the Company in July 2004.

Senior Management

Mr. JIANG Xin Hao

Mr. Jiang, aged 41, is a Vice President of the Company. Mr. Jiang graduated from Fudan University in 1987 with a bachelor's degree in law, and then in 1992 with a master's degree in law. Mr. Jiang was a teacher at Beijing University between 1992 and 1995. From 1995 to 1997, Mr. Jiang was a Deputy General Manager of Jingtai Finance Company in Hong Kong, and subsequently a Director and Vice President of BHL Industrial Investment

Company. From 1997 to February 2005, Mr. Jiang was a Director and the Chief Executive Officer of Tramford International Limited, a public company listed on Nasdaq. Mr. Jiang was a Manager of the investment development department of Beijing Holdings Limited and a General Manager of Beijing BHL Investment Center between May 2000 and February 2005. He served as a Policy Analyst of the Chinese State Commission of Restructuring Economic System from 1987 to 1989. Mr. Jiang has over 10 years of experience in economics, finance and corporate management. Mr. Jiang joined the Group in February 2005.

Mr. TAM Chun Fai Jimmy

Mr. Tam, aged 43, is the Financial Controller and the Company Secretary of the Company. Mr. Tam graduated from the Hong Kong Polytechnic University with a bachelor's degree in accountancy and is a regular member of Chartered Financial Analyst and a member of Hong Kong Institute of Certified Public Accountants. Mr. Tam has over 16 years' experience in auditing and corporate advisory services with major international accounting firms. He was involved in floatation and audit work of a wide variety of businesses, including electronics, electrical appliances, athletic shoes manufacturing, banking, insurance, securities and property development. Mr. Tam joined the Group in April 1997.

DESCRIPTION OF THE SHARES

Set out below is certain information concerning the Shares and a summary of certain provisions of the Company's Articles of Association (the "Articles") and certain other information concerning the Company. Such summary does not purport to be complete and is qualified in its entirety by reference to the full Articles.

Summary of Articles of Association of the Company

The Articles of Association of the Company were adopted on 16 May 1997 and amended by special resolution on 18 June 2004. The following is a summary of certain provisions of the Articles of Association.

Changes in capital

The Company may exercise any powers conferred or permitted by the Companies Ordinance of the Laws of Hong Kong (the "Companies Ordinance") or any other ordinance from time to time to purchase or otherwise acquire its own shares and warrants (including any redeemable shares) at any price or to give, directly or indirectly, by means of a loan, guarantee, the provision of security or otherwise, financial assistance for the purpose of or in connection with a purchase or other acquisition made or to be made by any person of any shares or warrants in the Company and should the Company purchase or otherwise acquire its own shares or warrants neither the Company nor the board of directors of the Company (the "Board") will be required to select the shares or warrants to be purchased or otherwise acquired ratably or in any other particular manner as between the holders of shares or warrants of the same class or as between them and the holders of shares or warrants of any other class or in accordance with the rights as to dividends or capital conferred by any class of shares provided always that any such purchase or other acquisition or financial assistance may only be made or given in accordance with any relevant rules or regulations issued by the Hong Kong Stock Exchange or the Securities and Futures Commission from time to time in force.

The Company in general meeting may from time to time, whether or not all the shares for the time being authorised have been issued and whether or not all the shares for the time being issued shall have been fully paid up, by ordinary resolution increase its share capital by the creation of new shares, such new capital to be of such amount and to be divided into shares of such respective amounts as the resolution prescribes.

The Company may from time to time by ordinary resolution:

(i) consolidate and divide all or any of its share capital into shares of larger amount than its existing shares;

(ii) divide its shares into several classes and attach thereto respectively any preferential, deferred, qualified or special rights, privileges or conditions;

(iii) cancel any shares which at the date of the passing of the resolution have not been taken or agreed to be taken by any person, and diminish the amount of its share capital by the amount of the shares so cancelled;

(iv) sub-divide its shares or any of them into shares of smaller amount than is fixed by the Memorandum of Association, subject nevertheless to the provisions of the Companies Ordinance; and

(v) make provision for the issue and allotment of shares which do not carry any voting rights.

The Company may by special resolution reduce its share capital, any capital redemption reserve fund or any share premium account in any manner authorised and subject to any conditions prescribed by law.

Modification of rights

If at any time the capital of the Company is divided into different classes of shares, all or any of the special rights attached to any class (unless otherwise provided for by the terms of issue of the shares of that class) may, subject to the provisions of the Companies Ordinance, be varied or abrogated either with the consent in writing of the holders of not less than three-fourths in nominal value of the issued shares of that class or with the sanction of a special resolution passed at a separate general meeting of the holders of the shares of that class. To every such separate general meeting the provisions of the Articles of Association relating to general meetings apply *mutatis mutandis*, but so that the necessary quorum is not less than two persons holding or representing by proxy one-third in nominal value of the issued shares of that class, and at an adjourned meeting one person holding shares of that class or his proxy, and that any holder of the shares of the class present in person or by proxy may demand a poll.

Transfers of shares

All transfers of shares may be effected by transfer in waiting in the usual common form or in such other form as the Board may accept and may be under hand only or if the transferor or the transferee is a recognised clearing house within the meaning of Part 1 of Schedule 1 of the Securities and Futures Ordinance (Chapter 571 of the laws of Hong Kong) (or its nominee), by hand or by machine imprinted signature or such other manner as the Board may approve. All instruments of transfer must be left at the registered office of the Company or at such other place as the Board may appoint. The instrument of transfer of any share must be executed by or on behalf of the transferor and transferee, and the transferor is deemed to remain the holder of the share until the name of the transferee is entered in the register in respect thereof.

The Board may, in its absolute discretion and without assigning any reason, refuse to register a transfer of any share (not being a fully paid up share) to a person of whom it does not approve, and it may also refuse to register any transfer of any share to more than four joint holders or any transfer of any share (not being a fully paid up share) on which the Company has a lien. The Board may also decline to recognise any instrument of transfer unless:

(i) a fee not exceeding the maximum fee prescribed or permitted from time to time by the Hong Kong Stock Exchange is paid to the Company in respect thereof;

(ii) the instrument of transfer is accompanied by the certificate of the shares to which it relates, and such other evidence as the Board may reasonably require to show the right of the transferor to make the transfer;

(iii) the instrument of transfer is in respect of only one class of share;

(iv) the shares concerned are free of any lien in favour of the Company; and

(v) the instrument of transfer is properly stamped.

No transfer may be made to a infant or to a person of unsound mind or under other legal disability.

Voting at General Meetings

Subject to the Articles, any special rights, privileges or restrictions as to voting for the time being attached to any class or classes of shares, at any general meeting on a show of hands every member who (being an individual) is present in person or (being a corporation) is present by a representative duly authorised under section 115 of the Companies Ordinance has one vote, and on a poll every member present in person, or being a corporation, by duly authorised representative, or by proxy has one vote for every share of which he is the holder which is fully paid up or credited as fully paid up (but so that no amount paid up or credited as paid up on a share in advance of calls or instalments is treated for the foregoing purposes as paid up on the share).

A member, being a recognised clearing house within the meaning of Part 1 of Schedule 1 of the Securities and Futures Ordinance (Chapter 571 of the laws of Hong Kong) (or its nominee) may authorise such person or persons as it thinks fit to act as its representative or representatives, as the case may be, at any meeting of the Company or at any meeting of any class of members of the Company provided that, if more than one person is so authorised, the authorisation shall specify the number and class of shares in respect of which each such person is so authorised. A person so authorised shall be entitled to exercise the same powers on behalf of such clearing house which he represents as that clearing house could exercise if it were an individual member of the Company and on a show of hands, each such person shall be entitled to a separate vote.

Where any member is, under the rules for the time being governing the listing of securities on the Hong Kong Stock Exchange, required to abstain from voting on any particular resolution or restricted to voting only for or only against any particular resolution, any votes cast by or on behalf of such member in contravention of such requirement or restriction shall not be counted.

Qualification of directors

A director of the Company is not required to hold any qualification shares. No person is required to vacate office or is ineligible for re-election or re-appointment as a director, and no person is ineligible for appointment as a director, by reason only of his having attained any particular age.

Borrowing powers

The Board may from time to time in its discretion exercise all the powers of the Company to raise or borrow or to secure the payment of any sum or sums of money for the purposes of the Company and to mortgage or charge its undertaking, property and uncalled capital or any part thereof. The Board may raise or secure the payment or repayment of such sum or sums in such manner and upon such terms and conditions in all respects as it thinks fit and, in particular by the issue of debentures, debenture stock, bonds or other securities of the Company, whether outright or as collateral security for any debt, liability or obligation of the Company or of any third party. (Note: These provisions, in common with the Articles of Association of the Company in general, can be varied by a special resolution of the Company.)

Directors' remuneration and pensions

The directors of the Company are entitled to receive by way of remuneration for their services such sum as is from time to time determined by the Company in general meeting, such sum (unless otherwise directed by the resolution by which it is voted) is to be divided amongst the directors in such proportions and in such manner as the Board

may agree, or failing agreement, equally, except that in such event any director holding office for less than the whole of the relevant period in respect of which the remuneration is paid shall only rank in such division in proportion to the time during such period for which he has held office. The foregoing shall not apply to a director who holds any salaried employment or office in the Company except in the case of sums paid in respect of directors' fees. The directors are also entitled to be repaid all travelling, hotel and other expenses reasonably incurred by them respectively in or about the performance of their duties as directors, including their expenses of travelling to and from board meetings, committee meetings or general meetings or otherwise incurred whilst engaged on the business of the Company or in the discharge of their duties as directors. The Board may grant special remuneration to any director who, being called upon, performs any special or extra services to or at the request of the Company. Such special remuneration may be made payable to such director in addition to or in substitution for his ordinary remuneration as a director, and may be made payable by way of salary, commission or participation in profits or otherwise as may be arranged.

Notwithstanding the foregoing the remuneration of a managing director, joint managing director, deputy managing director or other executive director or a director appointed to any other office in the management of the Company is fixed from time to time by the Board and may be by way of salary, commission or participation in, profits or otherwise or by all or any of those modes and, with such other benefits (including pension and/or gratuity and/or other benefits on retirement) and allowances as the Board may from time to time decide. Such remuneration is in addition to his remuneration as a director.

Directors' interests

No director or intended director is disqualified from his office by contracting with the Company either as vendor, purchaser or otherwise nor shall any such contract or any contract or arrangement entered into by or on behalf of the Company with any person, company or partnership of or in which any director is a member or otherwise interested be capable on that account of being avoided, nor shall any director so contracting or being such a member or so interested be liable to account to the Company for any profit realised by any such contract or arrangement by reason only of such director holding that office or the fiduciary relationship thereby established, provided that such director shall disclose the nature of his interest in any contract or arrangement in which he is interested at the meeting of the Board at which the question of entering into the contract or arrangement is first taken into consideration, if he knows his interest then exists, or in any other case at the first meeting of the Board after he knows that he is or has become so interested.

A director may not vote or be counted in the quorum on any resolution of the Board in respect of any contract, arrangement or other proposal in which he or any of his associates is to his knowledge materially interested, and if he does so his vote will not be counted and he shall not be counted in the quorum of the resolution of the Board, but this prohibition does not apply to any resolution of the Board on approving any contract, arrangement or other proposal for or concerning:

(i) the giving of any security or indemnity either (a) to the director or his associate(s) in respect of money lent or obligations incurred or undertaken by him at the request of or for the benefit of the Company or any of its subsidiaries or (b) to a third party in respect of a debt or obligation of the Company or any

of its subsidiaries for which the director or his associate(s) has himself/ themselves assumed responsibility in whole or in part and whether alone or jointly under a guarantee or indemnity or by the giving of security; and/or

(ii) an offer of shares or debentures or other securities of or by the Company or any other company which the Company may promote or be interested in for subscription or purchase where the director is or is to be interested as a participant in the underwriting or sub-underwriting of the offer; and/or

(iii) any other company in which the director or his associate(s) is/are interested only, whether directly or indirectly, as an officer or employee or shareholder or in which the director or his associate(s) is/are beneficially interested in shares or securities of that company, provided that he, and any of his associates, are not in aggregate beneficially interested in five per cent. or more of the issued shares or securities of any class of such company (or of any third company through which his interest or that of his associates is derived) or of the voting rights attached to such issued shares or securities (excluding for the purpose of calculating such 5 per cent. interest any indirect interest of such director or his associates by virtue of an interest of the Company in such company); and/or

(iv) the benefit of employees of the Company or any of its subsidiaries including (a) the adoption, modification or operation of any employees' share scheme or any share incentive or share option scheme under which the director or his associate(s) may benefit or (b) the adoption, modification or operation of a pension fund or retirement, death or disability benefits scheme which relates both to directors, his associates and employees of the Company or any of its subsidiaries and does not provide in respect of any director or his associate(s) as such any privilege of advantage not generally accorded to the class of persons to which such scheme or fund relates; and/or

(v) any contract or arrangement in which the director or his associate(s) is/are interested in the same manner as other holders of shares or debentures or other securities of the Company by virtue only of his/their interest in shares or debentures or other securities of the Company.

An "associate" in relation to any director shall have the same meaning as defined in the rules for the time being governing the listing of securities on the Hong Kong Stock Exchange.

Any director may continue to be or become a director, managing director, joint managing director, deputy managing director, executive director, manager or other officer or member of any other company in which the Company is interested and (unless otherwise agreed) no such director is accountable for any remuneration or other benefits received by him as a director, managing director, joint managing director, deputy managing director, executive director, manager or other officer, or member of any such other company. The Board may exercise the voting powers conferred by the shares in any other company held or owned by the Company, or exercisable by it as directors of such other company in such manner as in all respects it thinks fit (including the exercise thereof in favour of any resolution appointing themselves or any of them directors, managing directors, joint managing directors, deputy managing directors, executive directors, managers or other officers of such company) and any director may vote in favour of the exercise of such voting rights in the manner aforesaid notwithstanding that he may be, or be about to be, appointed a director, managing director, joint managing director, deputy managing director, executive director, manager or other officer of such a company, and that as such he is or may become interested in the exercise of such voting

rights in the manner aforesaid. A director of the Company may be or become a director of any company promoted by the Company or in which it may be interested as a vendor, shareholder or otherwise and no such director will be accountable for any benefits received as a director or member of such company. A director of the Company or his firm may not act as auditor to the Company.

Dividends

Subject to the rights of persons, if any, entitled to shares with special rights as to dividend, all dividends will be declared and paid according to the amounts paid or credited as paid up on the shares in respect whereof the dividend is paid, but no amount paid up or credited as paid up on a share in advance of calls will for this purpose be treated as paid up on the share. The Board may retain any dividends or other monies payable on or in respect of a share upon which the Company has a lien, and may apply the same in or towards satisfaction of the debts, liabilities or engagements in respect of which the lien exists. The Board may deduct from any dividend or bonus payable to any member all sums of money (if any) presently payable by him to the Company on account of calls, instalments or otherwise.

In respect of any dividend which the Board has resolved to pay or any dividend declared or sanctioned or proposed to be declared or sanctioned by the Board or by the Company in general meeting, the Board may determine and announce, prior to or contemporaneously with the announcement, declaration or sanction of the dividend in question either (a) that shareholders entitled thereto will receive in lieu of such dividend (or such part thereof as the Board may think fit) an allotment of shares credited as fully paid provided that the shareholders are at the same time accorded the right to elect to receive such dividend (or part thereof as the case may be) in cash in lieu of such allotment, or (b) that the shareholders entitled to such dividend be entitled to elect to receive an allotment of shares credited as fully paid up in lieu of the whole or such part of the dividend as the Board may think fit. The Company may upon the recommendation of the Board by ordinary resolution resolve in respect of any particular dividend of the Company that it may be satisfied wholly in the form of an allotment of shares credited as fully paid up without offering any right to shareholders to elect to receive such dividend in cash in lieu of such allotment.

Whenever the Board or the Company in general meeting has resolved that a dividend be paid or declared the Board may further resolve that such dividend be satisfied wholly or in part by the distribution of specific assets of any kind.

All dividends or bonuses unclaimed for one year after having been declared may be invested or otherwise made use of by the Board for the benefit of the Company until claimed and the Company will not be constituted a trustee in respect thereof. All dividends or bonuses unclaimed for six years after having been declared may be forfeited by the Board and will revert to the Company.

MARKET PRICE INFORMATION

The Shares have been listed on the Hong Kong Stock Exchange since 29 May 1997. The table below sets forth the closing prices and the daily trading volume of the Shares on the Hong Kong Stock Exchange for the periods indicated:

	Closing Share Price			Total Trading Volume of Shares
	High	Low	End of Period	
	HK$	HK$	HK$	('000)
2000				
First Quarter	12.25	8.80	9.35	133,017
Second Quarter	9.95	7.90	9.20	89,235
Third Quarter	11.10	7.50	8.15	114,374
Fourth Quarter	8.20	6.45	7.10	56,593
2001				
First Quarter	8.65	6.80	7.00	96,836
Second Quarter	10.50	6.75	10.05	167,316
Third Quarter	10.35	6.85	7.75	97,752
Fourth Quarter	10.60	7.90	9.60	103,402
2002				
First Quarter	10.35	8.70	9.00	62,490
Second Quarter	9.80	8.70	8.90	51,543
Third Quarter	9.15	7.25	7.25	25,497
Fourth Quarter	7.90	6.80	7.10	18,912
2003				
First Quarter	7.80	6.85	6.85	23,197
Second Quarter	7.15	5.45	6.55	80,621
Third Quarter	9.45	6.65	8.40	76,804
Fourth Quarter	9.50	8.50	9.10	61,809
2004				
First Quarter	10.25	9.00	9.00	63,002
Second Quarter	9.40	7.75	9.30	49,026
Third Quarter	9.90	9.05	9.45	26,489
Fourth Quarter	11.65	8.85	11.55	46,909
2005				
First Quarter	12.30	10.40	11.15	64,992
Second Quarter	11.60	9.85	10.90	37,202
Third Quarter	14.70	10.30	13.95	71,398
Fourth Quarter (up to 19 December)	13.80	11.50	12.90	113,405

Source: Datastream

EXCHANGE RATES

Under the Linked Exchange Rate System established in 1983, HK dollar banknotes are fully backed by US dollars at a rate of US$1.00 to HK$7.80 (the "Linked Rate"). The central element in the arrangements which give effect to the link is that by agreement between the Hong Kong government and three of the Hong Kong banknote issuing banks, The Hongkong and Shanghai Banking Corporation Limited, Standard Chartered Bank and Bank of China, certificates of indebtedness, which are issued by the Hong Kong Government Exchange Fund to the banknote issuing banks to be held as cover for the banknotes issued, are issued and redeemed only against payment in US dollars, at the fixed exchange rate of US$1.00 to HK$7.80. When the banknotes are withdrawn from circulation, the banknote issuing banks surrender the certificates of indebtedness to the Hong Kong Government Exchange Fund and are paid the equivalent US dollars at the fixed rate of exchange.

Depending on the flow of funds into and out of the HK dollar market, the Hong Kong Monetary Authority ("HKMA") operates convertibility undertakings on both the strong side and the weak side of the Linked Rate. The strong-side convertibility undertaking requires the HKMA to buy US dollars from licensed banks at US$1.00 to HK$7.75 whilst the weak-side convertibility undertaking requires the HKMA to sell US dollars at US$1.00 to HK$7.85. The HKMA may choose to conduct market operations consistent with Currency Board principles within the range of HK$7.75 and HK$7.85 to US$1.00 to promote monetary consistency in the foreign exchange markets.

The following table sets forth, for each of the years indicated, the low, average, high and period-end noon buying rates in New York City for cable transfers, in Hong Kong dollars per US dollar, derived from Datastream:

	Noon Buying Rate			
Year	Low	Average	High	Period End
	(HK$ per US$)			
2002				
Second Quarter (from 3 June)	7.7993	7.8000	7.8005	7.8000
Third Quarter	7.7996	7.8002	7.8080	7.7998
Fourth Quarter	7.7980	7.7992	7.8000	7.7988
2003				
First Quarter	7.7987	7.7993	7.8001	7.7995
Second Quarter	7.7980	7.7992	7.7998	7.7984
Third Quarter	7.7444	7.7945	7.7999	7.7445
Fourth Quarter	7.7085	7.7563	7.7692	7.7640
2004				
First Quarter	7.7632	7.7783	7.7980	7.7930
Second Quarter	7.7870	7.7973	7.8010	7.8000
Third Quarter	7.7970	7.7997	7.8008	7.7984
Fourth Quarter	7.7698	7.7799	7.7990	7.7723
2005				
First Quarter	7.7775	7.7979	7.7999	7.7990
Second Quarter	7.7692	7.7881	7.7995	7.7719
Third Quarter	7.7567	7.7692	7.7792	7.7567
Fourth Quarter (up to 19 December)	7.7514	7.7545	7.7587	7.7516

Source: Datastream

On 21 July 2005, PBOC announced changes to the Renminbi exchange rate regime. From that date onwards, the PRC will reform the exchange rate regime by moving into a managed floating exchange rate regime based on market supply and demand with reference to a basket of currencies and the Renminbi will no longer be pegged specifically to US dollars. The new exchange rate regime will not constitute a strict peg to the basket of currencies but instead, the Renminbi will be allowed to fluctuate within a narrow +/-0.3 per cent. range around a central parity rate - defined as the previous day's closing RMB/USD rate. The reference basket will be used as a guide to whether the RMB/USD rate should rise or fall. At 7pm on 21 July 2005, PBOC announced an initial appreciation of the Renminbi by two per cent. against the USD.

The following table sets forth, for each of the years indicated, the low, average, high and period-end noon buying rates in New York City for cable transfers, in RMB per US dollar, derived from Datastream:

	Noon Buying Rate			
Year	Low	Average	High	Period End
	(RMB per US$)			
2002				
Second Quarter (from 3 June)	8.2700	8.2767	8.2775	8.2771
Third Quarter	8.2669	8.2765	8.2774	8.2774
Fourth Quarter	8.2768	8.2773	8.2800	8.2800
2003				
First Quarter	8.2766	8.2776	8.2800	8.2774
Second Quarter	8.2768	8.2771	8.2776	8.2776
Third Quarter	8.2272	8.2764	8.2776	8.2771
Fourth Quarter	8.2765	8.2769	8.2776	8.2767
2004				
First Quarter	8.2767	8.2770	8.2774	8.2770
Second Quarter	8.2766	8.2769	8.2773	8.2766
Third Quarter	8.2766	8.2767	8.2770	8.2766
Fourth Quarter	8.2764	8.2765	8.2768	8.2765
2005				
First Quarter	8.2765	8.2765	8.2765	8.2765
Second Quarter	8.2735	8.2765	8.2765	8.2765
Third Quarter	8.0871	8.1389	8.2765	8.0920
Fourth Quarter (up to 19 December)	8.0726	8.0844	8.0924	8.0730

Source: Datastream

DIVIDENDS

Subject to the Companies Ordinance (Chapter 32 of the Laws of Hong Kong) and the Articles of Association of the Company, the Company in general meeting may declare dividends but no dividends shall exceed the amount recommended by the Board of Directors of the Company. No dividend shall be payable except out of profits of the Company and no dividends shall carry interest.

The table below sets out certain statistics on ordinary dividends paid on Shares in respect of the years indicated:

Year ended 31 December	Interim Ordinary Dividend per Share	Final Ordinary Dividend per Share	Total Ordinary Dividend per Share	Interim Ordinary Dividend	Final Ordinary Dividend	Total Ordinary Dividend
	(HK$ million, except per share data)					
2001	0.10	0.18	0.28	62.25	112.05	174.30
2002	0.10	0.18	0.28	62.25	112.05	174.30
2003	0.10	0.18	0.28	62.25	112.05	174.30
2004	0.10	0.20	0.30	62.25	124.50	186.75

On 8 September 2005, the Company declared an interim dividend for the six months ended 30 June 2005 of HK$0.10 per Share. The interim dividend was paid on 9 November 2005.

TAXATION

The following summary of certain tax consequences of the purchase, ownership and disposition of Bonds and Shares is based upon applicable laws, regulations, rulings and decisions in effect as of the date of this Information Memorandum, all of which are subject to change (possibly with retroactive effect). This discussion does not purport to be a comprehensive description of all the tax considerations that may be relevant to a decision to purchase, own or dispose of the Bonds or Shares and does not purport to deal with consequences applicable to all categories of investors, some of which may be subject to special rules. Persons considering the purchase of Bonds should consult their own tax advisers concerning the tax consequences of the purchase, ownership and disposition of Bonds and Shares.

Prospective investors should consult their professional advisers on the possible tax consequences of buying, holding or selling any Bonds under the laws of their country of citizenship, residence or domicile.

British Virgin Islands

The Issuer and all dividends, interest, rents, royalties, compensations and other amounts paid by the Issuer to persons who are not persons resident in the British Virgin Islands are exempt from the provisions of the Income Tax Act in the British Virgin Islands, and any capital gains realised by persons who are not persons resident in the British Virgin Islands with respect to any shares, debt obligations, or other securities of the Issuer are exempt from all forms of taxation in the British Virgin Islands. As of 1 January 2005, the Payroll Taxes Act, 2004 came into force. It will not apply to the Issuer except to the extent that the Issuer has employees (and deemed employees) rendering services to the Issuer wholly or mainly in the British Virgin Islands. The Issuer at present has no employees in the British Virgin Islands and no intention of having any employees in the British Virgin Islands.

No estate, inheritance, succession or gift tax, rate, duty, levy or other charge is payable by persons who are not persons resident in the British Virgin Islands with respect to any shares, debt obligations or other securities of the Issuer.

All instruments relating to transfers of property to or by the Issuer and all instruments relating to transactions in respect of the shares, debt obligations or other securities of the Issuer and all instruments relating to other transactions relating to the business of the Issuer are exempt from the payment of stamp duty in the British Virgin Islands.

There are currently no withholding taxes or exchange control regulations in the British Virgin Islands applicable to the Issuer or its members. However, Council Directive 2003/48/EC adopted by the Council of the European Union on 3 June 2003, known as the "EU Savings Tax Directive" (the "Directive") on the taxation of savings income in the form of interest payments is due to take effect from 1 July 2005. Although aimed originally only at EU Member States, the Directive was extended to include also certain overseas territories (including the British Virgin Islands, where the Issuer is incorporated) and a number of non-EU countries (together the "Applicable States").

Holders who are individuals resident in a Member State of the European Community should be aware that any income realised upon the sale, refund or redemption of their Bonds, together with any income in the form of dividends or other distributions, may become subject to the reporting regime (or the withholding tax regime) imposed by the Directive on taxation of savings income in the form of interest payments, if payment of

such income is made by a paying agent established either in another Member State or in certain other jurisdictions which have agreed to introduce an equivalent reporting (or withholding tax) regime in respect of such payments.

However, because these rules are complex and the precise extent of their application has not yet been confirmed by all Member States or other relevant jurisdictions which have agreed to introduce an equivalent reporting (or withholding tax) regime, application of the regime cannot be excluded in all cases and bondholders who are individuals should consult their own tax advisers in relation to the purchase of the Bonds.

Hong Kong

Withholding Tax

No withholding tax in Hong Kong is payable on payments of principal (including Early Redemption Amounts) in respect of the Bonds.

No tax is payable in Hong Kong by withholding or otherwise in respect of payments of dividends on the Shares.

Profits Tax

Hong Kong profits tax is charged on every person carrying on a trade, profession or business in Hong Kong in respect of assessable profits arising in or derived from Hong Kong from such trade, profession or business.

Under the Inland Revenue Ordinance (Chapter 112 of the Laws of Hong Kong) (the "Inland Revenue Ordinance") as it is currently applied, Hong Kong profits tax may be charged on revenue profits arising on the sale, disposal, exchange or redemption of the Bonds where such sale, disposal, exchange or redemption is or forms part of a trade, profession or business carried on in Hong Kong.

Interest on the Bonds will be subject to Hong Kong profits tax where such interest has a Hong Kong source, and is received by or accrues to:

(a) a financial institution (as defined in the Inland Revenue Ordinance) and arises through or from the carrying on by the financial institution of its business in Hong Kong; or

(b) a corporation carrying on a trade, profession or business in Hong Kong; or

(c) a person, other than a corporation, carrying on a trade, profession or business in Hong Kong and such interest is in respect of the funds of the trade, profession or business.

Although no tax is imposed in Hong Kong in respect of capital gains, Hong Kong profits tax may be chargeable on trading gains arising on the sale or disposal of the Shares where such transactions are or form part of a trade, profession or business carried on in Hong Kong.

Stamp Duty

No Hong Kong stamp duty will be chargeable upon the issue, transfer (for so long as the register of holders of the Bonds is maintained outside Hong Kong) or exchange of a Bond.

Hong Kong stamp duty is payable on any purchase and sale of Shares, including on an exchange of Bonds, for as long as the transfer thereof is required to be registered in Hong Kong. The duty is charged on each of the purchaser and the seller at the *ad valorem* rate of 0.1 per cent. of the consideration for, or (if greater) the value of, the Shares bought and sold. In other words, a total of 0.2 per cent. is currently payable on a typical sale and purchase transaction of Shares. In addition, any instrument of transfer (if required) will be subject to a flat rate of stamp duty of HK$5. Where a sale or purchase of Shares registered on a Hong Kong share register is effected by a person who is not resident in Hong Kong and any stamp duty payable thereon is not paid, the relevant instrument of transfer (if any) is chargeable with such duty in default and the transferee is liable to pay such duty.

Proposed EU Directive on the Taxation of Savings Income

The Council of the European Union has adopted a new directive regarding the taxation of savings income. Subject to a number of important conditions being met, Member States are required from 1 January 2005 to provide to the tax authorities of other Member States details of payments of interest (or other similar income) paid by a person within its jurisdiction to or for the benefit of an individual resident in that other Member State, except that Belgium, Luxembourg and Austria will instead operate a withholding system for a transitional period in relation to such payments unless during such period they elect otherwise.

SUBSCRIPTION AND SALE

The Issuer and BHL have entered into a subscription agreement with Deutsche Bank AG, Hong Kong Branch (the "Lead Manager") dated 30 November 2005 (the "Subscription Agreement"), pursuant to which and subject to the conditions contained therein, the Issuer agreed to sell to the Lead Manager, and the Lead Manager agreed to subscribe for, the aggregate principal amount of the Bonds.

The Lead Manager initially proposes to subscribe for the Bonds at a purchase price equal to the offer price indicated on the cover page less a combined management and underwriting commission and selling concession in aggregate of 2.375 per cent. of the principal amount of the Bonds subscribed.

Each of the Issuer and BHL has agreed in the Subscription Agreement that neither the Issuer, or BHL or any of their respective subsidiaries or affiliates (excluding for the avoidance of doubt the Company) over which it exercises management or voting control, nor any person acting on its or their behalf will, for a period from the date of the Subscription Agreement up to 120 days after the Closing Date without the prior written consent of the Lead Manager (such consent not to be unreasonably withheld), issue, offer, sell, contract to sell, pledge or otherwise dispose of (or publicly announce any such issuance, offer, sale or disposal), any Shares or securities convertible or exchangeable into or exercisable for Shares or warrants or other rights to purchase Shares or any security or financial product whose value is determined directly or indirectly by reference to the price of the Shares, including equity swaps, forward sales and options representing the right to receive any Shares (whether or not such contract is to be settled by delivery of Shares or such other securities, in cash or otherwise) save for Shares issued (i) pursuant to the exchange provisions of the Bonds; or (ii) pursuant to obligations in existence at the date of the Subscription Agreement, which have been disclosed to the Lead Manager.

The Subscription Agreement provides that the Issuer and BHL will jointly and severally indemnify the Lead Manager against certain liabilities, including liabilities under the Securities Act and certain liabilities in connection with the offer and sale of the Bonds. The Subscription Agreement provides that the obligations of the Lead Manager are subject to certain conditions precedent, and entitles the Lead Manager to terminate it in certain circumstances prior to payment being made to the Issuer.

The Lead Manager or its affiliates may purchase the Bonds for its own account and enter into transactions, including (i) credit derivatives including asset swaps, repackaging and credit default swaps relating to the Bonds and/or the Company's securities or (ii) equity derivatives and stock loan transactions relating to the Shares at the same time as the offer and sale of the Bonds or in secondary market transactions. Such transactions would be carried out as bilateral trades with selected counterparties and separately from any existing sale or resale of the Bonds to which this Information Memorandum relates (notwithstanding that such selected counterparties may also be purchasers of the Bonds).

The Lead Manager and certain of its subsidiaries or affiliates have performed certain investment banking and advisory services for the Issuer, the Company, BHL and/or their subsidiaries from time to time for which they have received customary fees and expenses. The Lead Manager may, from time to time, engage in transactions with and perform services for the Issuer, the Company, BHL and/or their subsidiaries in the ordinary course of their business.

General

The distribution of this Information Memorandum or any offering material and the offering, sale or delivery of the Bonds is restricted by law in certain jurisdictions. Therefore, persons who may come into possession of this Information Memorandum or any offering material are advised to consult with their own legal advisers as to what restrictions may be applicable to them and to observe such restrictions. This Information Memorandum may not be used for the purpose of an offer or invitation in any circumstances in which such offer or invitation is not authorised.

No action has been or will be taken by the Issuer that would permit a public offering of the Bonds and the Shares to be issued on exchange of the Bonds, or possession or distribution of this Information Memorandum or any offering or publicity material relating to the Bonds, in any country or jurisdiction where action for that purpose is required. No offers, sales or deliveries of any Bonds, or distribution or publication of any offering material relating to the Bonds, may be made in or from any jurisdiction except in circumstances which will result in compliance with any applicable laws and regulations and will not impose any obligations on the Issuer or the Lead Manager.

United States

The Bonds and/or the Shares deliverable upon exchange of the Bonds have not been and will not be registered under the Securities Act, and may not be offered or sold within the United States except pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act. The Lead Manager has represented that it has not offered or sold, and agreed that it will not offer or sell, any Bonds constituting part of its allotment within the United States except in accordance with Rule 903 of Regulation S under the Securities Act. Accordingly, neither it or its affiliates, nor any persons acting on its or their behalf have engaged or will engage in any directed selling efforts with respect to the Bonds or the Shares deliverable upon exchange of the Bonds. Terms used in this paragraph have the meaning given to them by Regulation S under the Securities Act.

European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a "Relevant Member State"), the Lead Manager has represented and agreed that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the "Relevant Implementation Date") it has not made and will not make an offer of Bonds to the public in that Relevant Member State prior to the publication of a prospectus in relation to the Bonds which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer of Bonds to the public in that Relevant Member State at any time:

(a) to legal entities which are authorised or regulated to operate in the financial markets or, if not so authorised or regulated, whose corporate purpose is solely to invest in securities;

(b) to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts; or

(c) in any other circumstances which do not require the publication by the Issuer of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an "offer of Bonds to the public" in relation to any Bonds in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the Bonds to be offered so as to enable an investor to decide to purchase or subscribe the Bonds, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State and the expression Prospectus Directive means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

United Kingdom

The Lead Manager has represented, warranted and agreed that:

(1) it has only communicated or caused to be communicated and will only communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of section 21 of the Financial Services and Markets Act 2000 (the "FSMA")) received by it in connection with the issue or sale of any Bonds in circumstances in which section 21(1) of the FSMA does not apply to the Issuer; and

(2) it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the Bonds in, from or otherwise involving the United Kingdom.

British Virgin Islands

The Lead Manager has represented, warranted and agreed that it has not made and will not make any invitation to the public in the British Virgin Islands to offer or sell the Bonds.

Hong Kong

The Lead Manager has represented and agreed that (i) it has not offered or sold and will not offer or sell in Hong Kong, by means of any document, any Bonds other than (a) to "professional investors" as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong (the "SFO") and any rules made under that Ordinance; or (b) in other circumstances which do not result in the document being a "prospectus" as defined in the Companies Ordinance (Cap. 32) of Hong Kong or which do not constitute an offer to the public within the meaning of that Ordinance; and (ii) it has not issued or had in its possession for the purposes of issue, and will not issue or have in its possession for the purposes of issue, whether in Hong Kong or elsewhere, any advertisement, invitation or document relating to the Bonds, which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to Bonds which are or are intended to be disposed of only to persons outside Hong Kong or only to "professional investors" as defined in the SFO and any rules made under that Ordinance.

Singapore

The Lead Manager has acknowledged that this Information Memorandum has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, the Lead Manager has represented and agreed that it has not offered or sold any Bonds or caused the Bonds to be made the subject of an invitation for subscription or purchase and will not offer or sell any Bonds or cause the Bonds to be made the subject of an invitation for subscription or purchase, and has not circulated or distributed, nor will it circulate or distribute, this Information Memorandum or any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the Bonds, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the "SFA"), (ii) to a relevant person, or any person pursuant to Section 275(1A) of the SFA, and in accordance with the conditions, specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

The Lead Manager has further represented and agreed to notify and hereby notifies each of the following relevant persons specified in Section 275 of the SFA which has subscribed or purchased the Bonds from or through itself, namely a person which is:

(a) a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

(b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor,

that shares, debentures and units of shares and debentures of that corporation or the beneficiaries' rights and interest (howsoever described) in that trust shall not be transferable within six months after that corporation or that trust has acquired the Bonds pursuant to an offer made under Section 275 of the SFA, except:

(1) to an institutional investor under Section 274 of the SFA or to a relevant person, or any person pursuant to Section 275 (1A), and in accordance with the conditions, specified in Section 275 of the SFA;

(2) where no consideration is or will be given for the transfer; or

(3) where the transfer is by operation of law.

Japan

The Bonds have not been and will not be registered under the Securities and Exchange Law of Japan (the "Securities and Exchange Law"). Accordingly, the Lead Manager has represented, warranted and agreed that it has not, directly or indirectly, offered or sold and will not, directly or indirectly, offer or sell any Bonds in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organised under the laws of Japan) or to others for re-offering or re-sale, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Securities and Exchange Law and other relevant laws and regulations of Japan.

GENERAL INFORMATION

1. **Clearing Systems:** The Bonds have been accepted for clearance through Euroclear and Clearstream under Common Code number 023746492 and the International Securities Identification Number for the Bonds is XS0237464929.

2. **Authorisations:** The Issuer has obtained all necessary consents, approvals and authorisations in connection with the issue and performance of the Bonds. The issue of the Bonds was authorised by resolutions of the Board of Directors of the Issuer passed on 30 November 2005.

3. **No Material Adverse Change:** Except as disclosed in this Information Memorandum there has been no material adverse change in the financial or trading position of the Issuer, the Company and the Group since 31 December 2004 and no material adverse change in the financial position or prospects of the Issuer, the Company or the Group since 31 December 2004.

4. **Litigation:** Save as disclosed in this Information Memorandum, none of the Issuer, the Company or any of their respective subsidiaries is involved in any litigation or arbitration proceedings which are material in the context of the Bonds nor is the Issuer aware that any such proceedings are pending or threatened.

5. **Available Documents:** Copies of the latest annual report and consolidated accounts of the Company and the latest unaudited condensed consolidated accounts of the Company, and the latest unconsolidated accounts of the Issuer, may be obtained free of charge, and copies of the Trust Deed and the Agency Agreement will be available for inspection, at the specified office of the Issuer at Room 4301, Central Plaza, 18 Harbour Road, Wanchai, Hong Kong during normal business hours, so long as any of the Bonds is outstanding. The Company publishes unaudited consolidated interim financial statements every year for the six months ended 30 June.

6. **Auditors:** The consolidated financial statements of the Company for the years ended 31 December 2003 and 2004 incorporated by reference in this Information Memorandum have been audited by Ernst & Young, certified public accountants, as stated in their report appearing therein. The condensed consolidated financial statements of the Company for the six months ended 30 June 2004 and 2005 have not been audited but Ernst & Young have conducted a review in accordance with the Statement of Auditing Standards 700 "Engagements to review interim financial reports" issued by the Hong Kong Institute of Certified Public Accountants.

   The unconsolidated financial statements of the Issuer for the six months ended 30 June 2005 have not been audited but are components for the preparation of the unaudited condensed consolidated financial statements of the Issuer for the six months ended 30 June 2005 which Ernst & Young have conducted a review in accordance with the Statement of Auditing Standards 700 "Engagements to review interim financial reports" issued by the Hong Kong Institute of Certified Public Accountants.

ISSUER

Beijing Enterprises Investments Limited
Room 4301, Central Plaza
18 Harbour Road
Wanchai, Hong Kong

AUDITORS OF THE COMPANY

Ernst & Young
18th Floor
Two International Finance Centre
8 Finance Street
Central
Hong Kong

TRUSTEE

DB Trustees (Hong Kong) Limited
55th Floor
Cheung Kong Center
2 Queen's Road Central
Hong Kong

REGISTRAR

Deutsche Bank Luxembourg S.A.
2, Boulevard Konrad Adenauer
L-1115
Luxembourg

PRINCIPAL PAYING, EXCHANGE AND TRANSFER AGENT

Deutsche Bank AG, Hong Kong Branch
55th Floor
Cheung Kong Center
2 Queen's Road Central
Hong Kong

LEGAL ADVISERS

To the Issuer
as to British Virgin Islands law
Conyers Dill & Pearman
2901 One Exchange Square
8 Connaught Place
Central
Hong Kong

To the Issuer
as to English and Hong Kong law
Freshfields Bruckhaus Deringer
11th Floor
Two Exchange Square
8 Connaught Place
Central
Hong Kong

To the Lead Manager and the Trustee
as to English law
Linklaters
10th Floor
Alexandra House
Chater Road
Hong Kong

TABLE OF CONTENTS

Beijing Enterprises Investments Limited

(incorporated with limited liability in the British Virgin Islands)

US$118,350,000

Zero Coupon Exchangeable Bonds due 2010

exchangeable into Shares of



北京控股有限公司
BEIJING ENTERPRISES HOLDINGS LIMITED

Beijing Enterprises Holdings Limited

(incorporated with limited liability in Hong Kong)

Deutsche Bank

Information Memorandum

20 December 2005



The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

This announcement is not an offer to sell or the solicitation of an offer to buy any securities and neither this announcement nor anything herein forms the basis for any contract or commitment whatsoever. Neither this announcement nor any copy thereof may be taken into or distributed in the United States or to any US Persons. Securities may not be offered or sold in the United States absent registration or an exemption from registration, and the securities described herein will be sold in accordance with all applicable laws and regulations.



北京控股有限公司

BEIJING ENTERPRISES HOLDINGS LIMITED

(Incorporated in Hong Kong with limited liability under the Companies Ordinance)

Website: www.behl.com.hk

(Stock Code: 0392)

Proposed issue of US$118,350,000 Zero Coupon Exchangeable Bonds due 2010 by BEIJING ENTERPRISES INVESTMENTS LIMITED exchangeable into existing ordinary shares of BEIJING ENTERPRISES HOLDINGS LIMITED ANNOUNCEMENT

The Company has been informed by the Issuer, the controlling shareholder of the Company, that the Issuer entered into a conditional subscription agreement dated 30 November 2005 with, among others, the Lead Manager, pursuant to which the Issuer agreed to issue and the Lead Manager agreed to subscribe or to procure subscribers to subscribe for the US$118,350,000 Zero Coupon Exchangeable Bonds due 2010. The Bonds are exchangeable into existing Shares of the Company at the exchange price of HK$15.295 per Share (subject to adjustment) at the option of the Bondholders.

The Bonds will be offered outside the United States in reliance upon Regulation S of the US Securities Act and to professional investors (as defined in the Companies Ordinance) in Hong Kong and elsewhere (other than the United States) but none of the Bonds will be offered to the public in Hong Kong nor will they be placed to any connected persons (as defined in the Listing Rules) of the Company.

As at the date of this announcement, the Issuer holds Shares in the Company representing approximately 60.08% of the issued share capital of the Company. Based on the initial Exchange Price of HK$15.295 per Share and assuming full exchange of all the Bonds, the Bonds will be exchanged into 60,000,000 existing Shares and the Issuer's shareholding in the Company will become approximately 50.44% of the issued share capital of the Company as at the date of this announcement. No new Shares will be issued as a result of or in connection with the issue of the Bonds or upon any exchange of the Bonds.

The estimated net proceeds from the issue of the Bonds amount to approximately US$114,500,000, and are currently intended to be used partly to repay indebtedness owing by the Issuer to BHL, the controlling shareholder of the Issuer as at the Closing Date and partly to on-lend to BHL under the On-Lending Agreement.

This announcement is made by the Company pursuant to Rule 13.09 of the Listing Rules.

INTRODUCTION

The Directors announce that on 30 November 2005 the Issuer entered into the Subscription Agreement with, among others, the Lead Manager, pursuant to which the Issuer agreed to issue and the Lead Manager agreed to subscribe or to procure subscribers to subscribe for the Bonds. The Bonds are exchangeable into existing Shares of the Company at the exchange price of HK$15.295 per Share (subject to adjustment) at the option of the Bondholders.

CONDITIONAL SUBSCRIPTION AGREEMENT

Date: 30 November 2005

Parties: Issuer
Lead Manager
BHL

Subject to the fulfilment of the conditions in the Subscription Agreement, the Lead Manager has agreed, amongst other things, to subscribe or to procure subscribers for the Bonds.

The Bonds will be offered outside the United States in reliance upon Regulation S of the US Securities Act and to professional investors (as defined in the Companies Ordinance) in Hong Kong and elsewhere (other than the United States) but none of the Bonds will be offered to the public in Hong Kong nor will they be placed to any connected persons (as defined in the Listing Rules) of the Company.

CONDITIONS OF THE SUBSCRIPTION AGREEMENT

Completion of the Subscription Agreement is conditional upon, amongst other things, the execution of the Trust Deed, the Paying and Exchange Agency Agreement and the On-Lending Agreement by all parties thereto.

PRINCIPAL TERMS OF THE BONDS

The principal terms of the Bonds, which will be constituted by the Trust Deed, are summarised as follows:

Issuer	Beijing Enterprises Investments Limited.
Lead manager	Deutsche Bank AG, Hong Kong Branch.
Principal amount	US$118,350,000 (approximately HK$917,697,735).
Maturity date	21 December 2010 (the ***Maturity Date***).
Issue price	100% of the aggregate principal amount of the Bonds less an aggregate combined management and underwriting commission and selling concession.
Interest	The Bonds bear zero interest.

Exchange rights	Bondholders have the right at any time on or after 20 January 2006, up to the close of business on 14 December 2010 to deposit all or any of its Bonds with, or to the order of, the Issuer and to receive in exchange fully paid Shares, owned by the Issuer. The number of Shares delivered upon exchange will be determined by dividing the principal amount of the Bond (translated into Hong Kong dollars at the fixed rate of exchange of HK$7.7541 = US$1.00) by the Exchange Price (as defined below) in effect on the Exercise Date.
Exchange price	The initial exchange price at which a Share will be delivered on exchange will be HK$15.295 per Share, but will be subject to adjustment as provided in the Terms and Conditions (the ***Exchange Price***).
Redemption at maturity	Unless previously redeemed, converted or purchased and cancelled in the circumstances referred to in the Terms and Conditions, the Bonds will be redeemed at 116.05% of their principal amount on the Maturity Date.
Redemption at the option of the Issuer	The Issuer may, on or at any time after 21 December 2008 and prior to the Maturity Date, redeem all or from time to time some only, (being US$1,000,000 in principal amount or an integral multiple thereof) of the Bonds at the relevant Early Redemption Amount if:
	(i) (a) the Closing Price of the Shares for a period of 30 consecutive Trading Days, the last of which occurs not more than ten days prior to the date upon which notice of such redemption is published, is at least 130% of the applicable Early Redemption Amount (translated into Hong Kong dollars at the Prevailing Rate) divided by the Exchange Ratio; and (b) the Closing Price of the Shares translated into US dollars at the Prevailing Rate for such 30 consecutive Trading Days is at least 130% of the applicable Early Redemption Amount divided by the Exchange Ratio; or

(ii) at least 95% of the original issued principal amount of the Bonds have already been exchanged, redeemed or purchased and cancelled.

Redemption at option of the Bondholders	Each Bondholder will have the right to require the Issuer to redeem all or some only of its Bonds on the Put Option Date at 109.34% of the Early Redemption Amount.
Redemption for taxation reasons	The Issuer may redeem the Bonds in whole but not in part at the Early Redemption Amount in the event of changes in or amendment to the laws and regulations regarding the Hong Kong, PRC or the British Virgin Islands taxation.
Redemption upon delisting or Change of Control	Each Bondholder shall have the right, at such Bondholder's option, to require the Issuer to redeem all or part (in integral multiples of US$1,000 principal amount) of the Bonds at a price equal to the Early Redemption Amount applicable on such date of redemption upon (i) the Shares ceasing to be listed or admitted to trading on the Stock Exchange; or (ii) the occurrence of a Change of Control.
Form and denomination	The Bonds will be in registered form and in denominations of US$1,000 each.
Status	The Bonds will constitute direct, unconditional, unsubordinated and unsecured obligations of the Issuer and shall at all times rank *pari passu* and without any preference or priority among themselves.

EXCHANGE SHARES

As at the date of this announcement, the Issuer holds Shares in the Company representing approximately 60.08% of the issued share capital of the Company. Based on the initial Exchange Price of HK$15.295 per Share and assuming full exchange of all the Bonds, the Bonds will be exchanged into 60,000,000 existing Shares, representing approximately 9.6% of the issued share capital of the Company as at the date of this announcement and the Issuer's shareholding in the Company will become approximately 50.44% of the issued share capital of the Company as at the date of this announcement. No new Shares will be issued as a result of or in connection with the issue of the Bonds or upon any exchange of the Bonds.

USE OF PROCEEDS

The estimated net proceeds from the issue of the Bonds amount to approximately US$114,500,000, and are currently intended to be used partly to repay indebtedness owing by the Issuer to BHL, the controlling shareholder of the Issuer as at the Closing Date and partly to on-lend to BHL under the On-Lending Agreement.

GENERAL

The Company has undertaken to the Stock Exchange to promptly notify the Stock Exchange if it is aware of any dealings in the Bonds by any connected persons (as defined in the Listing Rules) of the Company.

Completion of the Subscription Agreement is subject to the satisfaction and/or waiver of the conditions precedent therein. In addition, the Subscription Agreement may be terminated under certain circumstances.

As the Subscription Agreement may or may not complete, Shareholders and potential investors are advised to exercise caution when dealing in the Shares.

This announcement is made by the Company pursuant to Rule 13.09 of the Listing Rules.

TERMS USED IN THIS ANNOUNCEMENT

Unless otherwise defined herein, terms used herein shall have the meanings given to such terms in the Announcements.

Alternative Stock Exchange	at any time, in the case of the Shares, if they are not at that time listed and traded on the Stock Exchange, the principal stock exchange or securities market as shall have been approved by an extraordinary resolution of Bondholders and on which the Shares are then listed or quoted or dealt in;
BHL	Beijing Holdings Limited;
Bondholder(s)	the person in whose name a Bond is registered on the register of Bondholder;
Bonds	US$118,350,000 zero coupon exchangeable bonds due 2010;
Change of Control	will be deemed to have occurred if (i) the Beijing Municipal Government ceases to, directly or indirectly, control the Issuer or (ii) the Issuer ceases to directly or indirectly control the Company;
Closing Date	10 a.m. (London time) on 21 December 2005 or such other date as shall be agreed between the Issuer and the Lead Manager;
Closing Price	in respect of the Shares for any Trading Day, the price published in the Daily Quotation Sheet published by the Stock Exchange or, as the case may be, the equivalent quotation sheet of an Alternative Stock Exchange for such day;
Company	Beijing Enterprises Holdings Limited;
Early Redemption Amount	in respect of each US$1,000 principal amount of the Bonds, the amount rounded (if necessary) to two decimal places with 0.005 being rounded upwards determined as follows (provided that if the date fixed for redemption is the Semi-Annual Date (as set out below), such Early Redemption Amount shall be as set out in the table below in respect of such Semi-Annual Date):

$$\text{Early Redemption Amount} = \text{Previous Redemption Amount} \times (1 + r/2)^{d/p}$$

where Previous Redemption Amount = the Early Redemption Amount for each US$1,000 principal amount of the Bonds on the Semi-Annual Date immediately preceding the date fixed for redemption as set out below (or if the Bonds are to be redeemed prior to 21 June 2006, US$1,000):

Semi-Annual Date	**Early Redemption Amount** *(US$)*
21 June 2006	1,015.00
21 December 2006	1,030.23
21 June 2007	1,045.68
21 December 2007	1,061.36
21 June 2008	1,077.28
21 December 2008	1,093.44
21 June 2009	1,109.84
21 December 2009	1,126.49
21 June 2010	1,143.39
21 December 2010	1,160.54

r = 3% expressed as a fraction

d = number of days from and including the immediately preceding Semi-Annual Date (or if the Bonds are to be redeemed on or before 21 June 2006, from and including the Closing Date) to, but excluding, the date fixed for redemption, calculated on the basis of a 360-day year consisting of 12 months of 30 days each and, in the case of an incomplete month, the number of days elapsed

p = 180;

Exchange Ratio

is equal to the principal amount of the Bonds divided by the then Exchange Price translated into U.S. dollars at the fixed rate of HK$7.7541 = US$1.00;

Exercise Date	the next business day in Hong Kong following the delivery of a notice from a Bondholder to the exchange agent of the Bonds in relation to the exercise of an exchange right attaching to its Bond;
HK$	Hong Kong dollars, the lawful currency of Hong Kong;
Hong Kong	the Hong Kong Special Administrative Region of the People's Republic of China;
Issuer	Beijing Enterprises Investments Limited;
Lead Manager	Deutsche Bank AG, Hong Kong Branch;
Listing Rules	the Rules Governing the Listing of Securities on the Stock Exchange;
On-Lending Agreement	an on-lending agreement to be entered into between the Issuer and BHL;
Paying and Exchange Agency Agreement	a paying and exchange agency agreement to be entered into between, amongst others, the Issuer and the paying agents (to be appointed);
Prevailing Rate	the arithmetic average of the middle rate for the purchase of US dollars with Hong Kong dollars quoted by The Hong Kong and Shanghai Banking Corporation Limited at the close of business on each day of the relevant 30 consecutive Trading Day period;
Put Option Date	21 December 2008;
Share(s)	ordinary share(s) of HK$0.10 each in the share capital of the Company;
Stock Exchange	The Stock Exchange of Hong Kong Limited;
Subscription Agreement	a conditional subscription agreement dated 30 November 2005 between, among others, the Issuer and the Lead Manager, pursuant to which the Issuer agreed to issue and the Lead Manager agreed to subscribe or to procure subscribers to subscribe for the Bonds;

Terms and Conditions	the terms and conditions of the Bonds scheduled in the Subscription Agreement;
Trading Days	a day when the Stock Exchange or, as the case may be an Alternative Stock Exchange, is open for dealing business, provided that if no closing price is reported in respect of the relevant Shares on the Stock Exchange or, as the case may be the Alternative Stock Exchange for one or more consecutive dealing days such day or days will be disregarded in any relevant calculation and shall be deemed not have existed when ascertaining any period of dealing days;
Trust Deed	the trust deed to be entered into between the Issuer, the Company and the trustee (to be appointed);
United States	the United States of America, its territories and possessions, any State of the United States, and the District of Columbia;
US$	US dollars, the lawful currency of the US; and
%	per cent.

By order of the Board of
Tam Chun Fai
Company Secretary

Hong Kong, 30 November 2005

As at the date of this announcement, the executive directors of the Company are Mr. Yi Xi Qun, Mr. Zhang Hong Hai, Mr. Li Fu Cheng, Mr. Bai Jin Rong, Mr. Guo Ying Ming, Mr. Liu Kai, Mr. Zheng Wan He, Mr. Li Man, Mr. Guo Pu Jin, Mr. Zhou Si and Mr. E. Meng; the independent non-executive directors are Mr. Lau Hon Chuen, Ambrose, Dr. Lee Tung Hai, Leo, Mr. Wang Xian Zhang, Mr. Wu Jiesi and Mr. Robert A. Theleen.

Please also refer to the published version of this announcement in South China Morning Poat.



北京控股有限公司

BEIJING ENTERPRISES HOLDINGS LIMITED

(Incorporated in Hong Kong with limited liability under the Companies Ordinance)

(website: www.behl.com.hk)

(Stock Code: 392)

RESULTS OF THE EXTRAORDINARY GENERAL MEETING

The Board is pleased to announce that, at the EGM held on 17th October 2005, the single ordinary resolution to approve the adoption of Share Option Scheme and terminate the existing share option scheme was duly passed by the Shareholders.

Reference is made to the circular dated 28th September 2005 (the "Circular") of Beijing Enterprises Holdings Limited (the "Company") in relation to the adoption of Share Option Scheme and termination of the existing share option scheme. Details relating to the adoption of Share Option Scheme and termination of the existing share option scheme were contained in the Circular. Unless the context otherwise requires, terms used in this announcement shall have the same meanings as defined in the Circular.

RESULTS OF EGM

The Board is pleased to announce that at the EGM held on 17th October 2005, the single ordinary resolution proposed in relation to the adoption of Share Option Scheme and termination of the existing share option scheme was duly passed by the Shareholders by show of hands.

By the Order of the Board

TAM Chun Fai

Company Secretary

Hong Kong, 17th October 2005

The Directors as at the date of this announcement are as follows:

Executive Directors:
Mr. Yi Xi Qun; Mr. Zhang Hong Hai; Mr. Li Fu Cheng; Mr. Bai Jin Rong; Mr. Guo Ying Ming; Mr. Liu Kai; Mr. Zheng Wan He; Mr. Li Man; Mr. Guo Pu Jin; Mr. Zhou Si; Mr. E Meng.

Independent non-executive Directors:
Mr. Lau Hon Chuen, Ambrose; Dr. Lee Tung Hai, Leo; Mr. Wang Xian Zhang; Mr. Wu Jiesi; Mr. Robert A. Theleen.

Please also refer to the published version of this announcement in South China Morning Post.



北京控股有限公司

BEIJING ENTERPRISES HOLDINGS LIMITED

(Incorporated in Hong Kong with limited liability under the Companies Ordinance)

(website: www.behl.com.hk)

(Stock Code: 392)

RESULTS OF THE EXTRAORDINARY GENERAL MEETING

The Board is pleased to announce that the single ordinary resolution in relation to the Transactions was duly passed by the Independent Shareholders by way of poll at the EGM held on 17th October 2005.

Reference is made to the announcement dated 6th September 2005 and the circular dated 28th September 2005 (the "Circular") of Beijing Enterprises Holdings Limited (the "Company") in relation to the discloseable and connected transactions involving the disposal of the Company's 63.75% equity interest in Beijing Enterprises Holdings Maglev Technology Development Co., Ltd. to Canfort Investment Limited and the disposal of Space Express Limited's 100% equity interest in Beijing Enterprises (Tourism) Limited to Beijing Holdings (BVI) Limited. Unless the context otherwise requires, terms used in this announcement shall have the same meanings as defined in the Circular.

RESULTS OF EGM

The Board is pleased to announce that at the EGM held on 17th October 2005, the single ordinary resolution proposed in relation to the Transactions (the "Resolution") was duly passed by the Independent Shareholders by way of poll as more than 50% of the votes was cast in favour of the Resolution. The vote-taking at the EGM was scrutinised by the Company's share registrar, Tengis Limited.

The poll results taken at the EGM were as follows:

1.	The total number of issued Shares as at the EGM	622,500,000
2.	The total number of Shares entitling the Independent Shareholders to attend and vote for or against the Resolution at the EGM *(note)*	248,500,000
3.	The total number of Shares entitling the holders to attend and vote only against the Resolution	0
4.	The number of Shares represented by the votes cast in favour of the Resolution	55,191,043
5.	The percentage of the votes cast in favour of the Resolution relative to the 100% total number of votes cast at the EGM	100%
6.	The number of Shares represented by the votes cast against the Resolution	0
7.	The percentage of the votes cast against the Resolution relative to the 100% total number of votes cast at the EGM	0%

Note:

The total number of Shares entitling the Independent Shareholders to attend and vote for or against the Resolution at the EGM were 248,500,000 as Beijing Holdings Limited is a Shareholder of the Company and has a material interest in the Transactions and was therefore including its associates, required to abstain from voting in favour of the Resolution. As at the date of the EGM, Beijing Holdings Limited was interested in 374,000,000 Shares. Beijing Holdings Limited and its associates abstained from voting on the Resolution at the EGM.

By the Order of the Board
TAM Chun Fai
Company Secretary

Hong Kong, 17th October 2005

The Directors as at the date of this announcement are as follows:

Executive Directors:
Mr. Yi Xi Qun; Mr. Zhang Hong Hai; Mr. Li Fu Cheng; Mr. Bai Jin Rong; Mr. Guo Ying Ming; Mr. Liu Kai; Mr. Zheng Wan He; Mr. Li Man; Mr. Guo Pu Jin; Mr. Zhou Si; Mr. E Meng.

Independent non-executive Directors:
Mr. Lau Hon Chuen, Ambrose; Dr. Lee Tung Hai, Leo; Mr. Wang Xian Zhang; Mr. Wu Jiesi; Mr. Robert A. Theleen.

Please also refer to the published version of this announcement in South China Morning Post.



北京控股有限公司

BEIJING ENTERPRISES HOLDINGS LIMITED

(Incorporated in Hong Kong with limited liability under Companies Ordinance)

(website: www.behl.com.hk)

(Stock Code: 392)

ANNOUNCEMENT PLACING OF EXISTING SHARES BY THE CONTROLLING SHAREHOLDER

The Company has been informed by BEIL, the controlling shareholder of the Company, that an agreement has been reached with the Placing Agent pursuant to which the Placing Agent will place, subject to conditions, 40,000,000 existing Shares of the Company to independent investors at a placing price of HK$12.90 per Share. The Placing Shares represent approximately 6.50% of the existing issued share capital of the Company.

Investors should take caution when dealing in the Shares of the Company.

The Company has been informed by Beijing Enterprises Investments Limited ("**BEIL**"), the controlling shareholder of the Company, that BEIL has reached an agreement with Deutsche Bank AG, Hong Kong Branch (the "Placing Agent") today to place 40,000,000 existing shares (the "Placing Shares") of HK$0.10 each (each a "Share") in the Company to placees procured by the Placing Agent at a price of HK$12.90 per Share. The existence and the terms of the placing described above only came to the notice of the directors of the Company today and the directors of the Company confirm that the statements in the announcement of the Company dated 30th September, 2005 were true and accurate at the time when it was made.

The Placing Shares are to be placed to not less than six placees (which may be independent individuals, corporate and/or institutional investors) who are not connected persons of the Company (as defined in the Rules Governing the Listing of Securities of the Stock Exchange of Hong Kong Limited). The Company does not expect any placee to become a substantial shareholder as a result of the placing.

The placing price represents a discount of approximately 7.5% from the closing price of HK$13.95 per share as quoted on The Stock Exchange of Hong Kong Limited on 30 September, 2005. The Placing Shares represent approximately 6.50% of the issued share capital of the Company. The placing is expected to be completed on or before 5th October, 2005. Upon completion of the placing, BEIL's interest in the Company will be reduced from 413,999,900 Shares (approximately 66.51%) to 373,999,900 Shares (approximately 60.08%).

Investors should take caution when dealing in the Shares of the Company.

As at the date of this statement, the executive directors of the Company are Mr. Yi Xi Qun, Mr. Zhang Hong Hai, Mr. Li Fu Cheng, Mr. Bai Jin Rong, Mr. Guo Ying Ming, Mr. Liu Kai, Mr. Zheng Wan He, Mr. Li Man, Mr. Guo Pu Jin, Mr. Zhou Si, and Mr. E Meng; the independent non-executive directors of the Company are Mr. Lau Hon Chuen, Ambrose, Dr. Lee Tung Hai, Leo, Mr. Wang Xian Zhang, Mr. Wu Jiesi and Mr. Robert A. Theleen.

By Order of the Board
Tam Chun Fai
Company Secretary

30 September, 2005

Please also refer to the published version of this announcement in South China Morning Post.

BEIJING ENT<00392> - Unusual price & volume movements

The Stock Exchange has received a message from Beijing Enterprises Holdings Limited which is reproduced as follows:-

"This statement is made at the request of The Stock Exchange of Hong Kong Limited.

We have noted the recent increases in the price and trading volume of the shares of Beijing Enterprises Holdings Limited ("the Company") and wish to state that we are not aware of any reasons for such increases.

We also confirm that save as (i) the proposed disposal of shares in Beijing Enterprises Holdings Maglev Technology Development Co., Ltd. and Beijing Enterprises (Tourism) Limited as disclosed in the circular to the shareholders of the Company dated 28 September 2005; (ii) the proposed adoption of a new share option scheme and cancellation of the existing share option scheme as disclosed in the circular to the shareholders of the Company dated 28 September 2005; and (iii) the interim reports for the six months ended 30 June 2005 as dispatched to the shareholders of the Company on 28 September 2005, there are no negotiations or agreements relating to intended acquisitions or realisations which are discloseable under rule 13.23, neither is the Board aware of any matter discloseable under the general obligation imposed by rule 13.09, which is or may be of a price-sensitive nature.

Made by the order of the board of directors of the Company, the directors of the Company individually and jointly accept responsibility for the accuracy of this statement.

As at the date of this statement, the executive directors of the Company are Mr. Yi Xi Qun, Mr. Zhang Hong Hai, Mr. Li Fu Cheng, Mr. Bai Jin Rong, Mr. Guo Ying Ming, Mr. Liu Kai, Mr. Zheng Wan He, Mr. Li Man, Mr. Guo Pu Jin, Mr. Zhou Si, and Mr. E Meng; the independent non-executive directors of the Company are Mr. Lau Hon Chuen, Ambrose, Dr. Lee Tung Hai, Leo, Mr. Wang Xian Zhang, Mr. Wu Jiesi and Mr. Robert A. Theleen.

For and on behalf of
Beijing Enterprises Holdings Limited

Zhang Hong Hai
Director

Hong Kong, 29 September 2005"